4/13

Follow-Up Materials

06012506

## 82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sembcorp Industries Corp

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 17 2006
THOMSON FINANCIAL

FILE NO. 82- 2709

FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 4/14/06

SembCorp Industries Annual Report 2005



# Focused & sustainable







Our Utilities business provides integrated utilities and energy to industrial customers in Singapore, the United Kingdom and the region.

Committed to developing long-term partnerships with our customers, we are focused on delivering our services reliably and in the most cost-effective and efficient manner.


3
5
1
4
6
2

1 SembCorp Utilities UK on the Wilton International site on Teesside.
2 Reverse osmosis facility at our High Grade Industrial Water plant on Jurong Island, Singapore.
3 Control systems for our operations on Jurong Island, Singapore.
4 Our Shanghai Caojing Cogeneration power plant in Shanghai Chemical Industrial Park, China.
5 The pre-treatment of raw water before conversion into High Grade Industrial Water.
6 Our integrated wastewater treatment plant in Nanjing Chemical Industrial Park, China.





Our Shanghai Caojing Cogeneration power plant (pictured) has an installed capacity of 660 megawatts of power and 728 tonnes per hour of steam.

# Focused
# & sustainable

From energy, integrated utilities and environmental solutions to marine engineering services, we at SembCorp Industries are focused on businesses that deliver sustainable value and growth.

# Performance at a glance



Our Phu My 3 power plant in Vietnam (pictured) began commercial operations in March 2004.

## Group Financial Highlights

| | 2005 | 2004 | Change (%) |
|---|---|---|---|
| **For The Year (S$ million)** | | | |
| Turnover | **7,409** | 5,944 | 25% |
| EBITDA | **668** | 1,112 | -40% |
| Profit before tax | **508** | 982 | -48% |
| Profit attributable to shareholders of the Company | | | |
| - before exceptional items | **278** | 228 | 22% |
| - after exceptional items | **303** | 391 | -23% |
| Capital expenditure | **351** | 281 | 25% |
| **At Year End (S$ million)** | | | |
| Shareholders' funds | **2,000** | 1,958 | 2% |
| Total assets | **7,319** | 8,018 | -9% |
| Net cash | **125** | 194 | -36% |
| Operating cashflow | **968** | 1,974 | -51% |
| **Per Share** | | | |
| Earnings (cents) | | | |
| - before exceptional items | **15.74** | 12.49 | 26% |
| - after exceptional items | **17.14** | 21.47 | -20% |
| Net assets ($) | **1.14** | 1.07 | 7% |
| Net tangible assets ($) | **1.06** | 0.99 | 7% |
| Gross dividends (cents) | **6.50** | 11.25 | -42% |
| Gross dividend yield (%)* | **2.4** | 6.9 | -65% |
| **Financial Ratios** | | | |
| *Return on equity (%)* | | | |
| - before exceptional items | **14.2** | 12.8 | 11% |
| - after exceptional items | **15.3** | 21.1 | -27% |
| Return on total assets (%) | | | |
| - before exceptional items | **5.5** | 5.9 | -7% |
| - after exceptional items | **6.1** | 13.5 | -55% |
| Interest cover (times) | **12** | 15 | -20% |
| Net gearing (times) | **Net cash** | Net cash | NM |
| **Productivity Data (S$ million)** | | | |
| Economic value added | **251** | 306 | -18% |

** Based on the closing share price of S$2.74 for 2005 and S$1.62 for 2004 respectively.*



# Contents



Jurong Island (pictured) is Singapore's petrochemical hub, where SembCorp Utilities serves more than 35 MNCs.





(Pictured) Deep Driller 1, the first of a series of 13 Baker Marine Pacific Class 375 Deep Drilling offshore jack-up rigs to be built by SembCorp Marine's PPL Shipyard.

# Leadership

**In this section**
- Chairman's Statement
- CEO's Review
- Board of Directors
- Key Executives





SembCorp Utilities UK (pictured) is a leading integrated utilities and services business on Teesside.



# Delivering lasting value and attractive returns to our shareholders is our priority. Going forward, we will continue to sharpen our focus on businesses that give us quality earnings and growth.

Dear Shareholders,

SembCorp Industries performed well in 2005. We turned in a 22% growth in Profit After Tax and Minority Interest (PATMI) before exceptional items.

Led by our Utilities and Marine Engineering businesses, 2005 PATMI before exceptional items rose to S$278.5 million compared to S$227.7 million the year before, while turnover for the Group increased 25% to S$7.4 billion. Underpinned by long-term contracts, our integrated utilities and energy business delivered strong growth on both the top and bottom-line. Our Marine Engineering business continued to benefit from the buoyant oil and gas sector and also achieved solid earnings growth during the year.

Including exceptional items, PATMI for the year was a lower S$303.3 million compared to S$391.5 million in 2004 when a S$163.8 million exceptional gain was recorded. Our Return On Equity was 15% and our Economic Value Added (EVA) was a positive S$251 million. Financial discipline coupled with improved operational performance resulted in healthy cashflow for the Group and a strong balance sheet. A free cashflow of S$968 million was generated during the year. We ended the year in a net cash position and interest cover at 12 times.

**Delivering shareholder returns**

Delivering lasting value and attractive returns to our shareholders continues to be our priority. To ensure that these returns are sustainable, we continue to invest in the long-term growth of our core businesses. We also seek to return value to our shareholders through a sustainable dividend policy.

For 2005, the Board of Directors is proposing a final gross dividend of 6.5 cents per ordinary share. This is an increase of 30% over the 2004 dividend of 5 cents per ordinary share (excluding special dividends). This represents a 33% payout of PATMI before exceptional items.

On the back of a 56% appreciation in our share price during the year, Total Shareholder Return was 66%, more than three times the benchmark Straits Times Index's (STI) Total Shareholder Return of 18%. Our market capitalisation stood at S$4.8 billion at the close of 2005 compared to S$3.0 billion at end 2004.

**Building a foundation for long-term growth**

We have been focusing the Group on business strategies to deliver secure and sound returns as well as long-term growth.

In 2005, we made clear progress in this regard. We also saw some encouraging results from strategic initiatives undertaken over the last few years as well as healthy profit contribution from investments made.

A notable example is the solid performance delivered by our Utilities operations in the UK. SembCorp Utilities UK has played a significant role in our establishment as a leading niche energy and integrated utilities player. Not only has it yielded good returns financially, we are also building on the management and operational expertise as well as strong customer relationships in Teesside to grow our business internationally in target markets such as the Middle East.

Our strategy of replicating our unique integrated utilities model overseas in emerging growth markets also took a small but important step forward during the year. In December, we became the exclusive provider of integrated utilities in Nanjing Chemical Industrial Park. As a provider of multi-utilities to industry clusters, being a "first mover" is critical in order to create distinctive assets and market positions. We believe that this recent development will place us in good stead in the medium to long-term to partake in the growth of China's burgeoning petrochemical industry.

Well-positioned to benefit from the current growth in the marine and offshore industry, our Marine Engineering business did well in the year and has a strong outlook going forward. Orderbook stood at a record high of S$5.9 billion with deliveries and completions from 2006 to 2009. Together with the yard in Texas secured in October, we now have 12 strategically located shipyards spearheading our overseas growth and expansion. Our strategic acquisition of PPL shipyard as well as investment in our own proprietary Baker Marine Pacific Class 375 deep drilling offshore jack-up rigs has also paid off. A total of 13 rigs have been ordered since 2004 with eight orders placed in 2005 alone. Our stake in the enlarged Cosco Shipyard Group also delivered significant returns in its first full year of contribution.

Our Logistics business also performed well, supported by the strength of the Pan-Asian supply chain network we have built over the years.

Our Environmental Engineering business continued to maintain its position as Singapore's leading environmental solutions provider. We will be intensifying our focus on the development of pre-disposal treatment methods and waste-to-resource technologies following a review of the business conducted during the year.

**Corporate responsibility**

The responsibilities we have as a corporate entity play a vital role in our pursuit of creating growth and lasting value for the owners of our Company. A deep commitment to good corporate conduct and governance including recognition of our responsibility to society at large is at the heart of all that we do.

As part of our continual review and enhancement of our practices, a whistle-blowing policy was put in place in 2005. The policy and accompanying procedures aim to provide employees with well-defined and accessible channels to raise concerns, in confidence, about possible improprieties.

We also started the Trailblazer-Wong Kok Siew Fund during the year. The Fund, set up in tribute to our former Deputy Chairman and CEO, the late Mr Wong Kok Siew, provides opportunities to persons of talent, especially students, to develop themselves across a wide spectrum of disciplines. The Fund will enable us to build effectively upon our ongoing community initiatives which focus on children, youth and education.

**A note of thanks**

Our staff are talented, creative and committed to deliver consistent and competitive returns. On behalf of the Board, I would like to recognise their contribution in 2005 and thank them for their dedication and hard work.

We would like to express our deep appreciation to Lua Cheng Eng who vacated his office of Director and Chairman of the Audit and Risk Committees with effect from February 14, 2006. A Director since 1998, Cheng Eng was a key member of the Board and provided critical oversight and valuable contributions to the good governance of the Group. Richard Hale, OBE, an existing member of the Audit Committee and an independent Director has been appointed as the new Audit Committee Chairman. We would also like to thank Tetsuro Kawakami, who retired after six years of distinguished service on the Board, for his contribution. A warm welcome is also extended to two new Directors, Tang Kin Fei and Lee Suet Fern who joined our Board on May 1, 2005 and July 1, 2005 respectively.

We would also like to express our appreciation to our customers, partners and business associates for their support and the vital role they play in our success.

Last but not least, thanks must go to all of our shareholders for your continued confidence in SembCorp Industries.

Our businesses have demonstrated their ability to give us quality earnings and growth. The challenge we have is to continue to nurture and grow them. Together with Kin Fei and the management team, I am confident that we are well-positioned to meet this challenge and to continue *creating and delivering value to you in a sustainable way.*

Yours sincerely,

**Peter LH Seah**
Chairman, SembCorp Industries
February 28, 2006



# Our strong performance in 2005 demonstrates the success of our strategy to focus the Group on businesses and markets that would deliver sustainable earnings and growth.

Dear Shareholders,

In 2005, SembCorp Industries delivered strong performance and growth. Our Group has been working hard to position ourselves in markets and businesses that would generate sustainable earnings and growth. We are pleased that the performance of our operations in 2005 reflects the positive results of this strategy.

Group turnover for the year set a new record, rising 25% to S$7.4 billion. Group Profit After Tax and Minority Interest (PATMI) before exceptional items was S$278.5 million, an increase of 22% over the preceding year's profit of S$227.7 million. The achievement of double-digit top and bottom-line growth was driven primarily by our Utilities and Marine Engineering operations. Excluding exceptional items, our Return On Equity was a healthy 14% while Earnings Per Share rose 26% from 12.5 cents to 15.7 cents in 2005.

**Overview of major businesses**

Our **Utilities** business continued to deliver strong results in 2005. In Singapore, our operations on Jurong Island maintained a leading position as the key provider of third-party integrated utilities and energy services. The strong performance of the business was underpinned by stable earnings from long-term contracts, while new investments as well as capacity expansions on the island provided the impetus for organic growth.

In 2005, overseas operations contributed 40% to our integrated utilities and energy earnings. This is evidence that our focus on overseas expansion is paying off. Most notably, our UK operations delivered a solid performance in 2005 thanks to high energy prices as well as our ability to utilise multi-fuel. In addition, the successful integration of a new gas turbine at the existing power station in late 2004 increased the reliability of supply and boosted electricity output to meet strong demand on Teesside. The use of tallow as a fuel source from August 2004 to December 2005 allowed us to earn Renewable Obligation Certificates and provided our UK operations with an additional earnings stream. We gained vital experience in renewable energy through the project and it paved the way for the development of our 30 megawatt biomass power station, Wilton 10. In March 2005, we sanctioned construction of the facility which will be one of the UK's largest biomass renewable energy projects.

2005 also saw strong contribution from our Vietnam joint venture, Phu My 3.

Increasing demand for petrochemical products in the global market has resulted in China being a key growth market for Utilities. During the year, we made steady inroads into this target market, teaming up with local players to replicate our integrated utilities business model. We successfully developed a new integrated utilities service centre and strengthened our presence in Nanjing Chemical Industrial Park (NCIP). We extended our service offerings and became the exclusive provider of third-party integrated utilities in NCIP through our investments in NCIP SembCorp Water and NCIP SembCorp Utilities. Our wastewater treatment plant, Nanjing SembCorp SUIWU, also achieved commercial operations during the year.

We established a new beachhead and strengthened our presence in China with the acquisition of an integrated wastewater treatment facility in the ZhangJiaGang Free Trade Zone in Jiangsu Province, China.

Our **Marine Engineering** business enjoyed another sterling year in 2005 registering strong growth across all sectors and a record orderbook of S$5.9 billion secured to date. Strong industry fundamentals against a backdrop of deep-drilling exploration needs resulted in a record S$4.2 billion worth of contracts secured during the year. Rig building, a sector in which we command a substantial global market share, showed significant growth in orders which reached S$4.6 billion. Meanwhile, as we continued to leverage on our existing network of shipyards for growth, we also acquired Sabine Shipyard in Texas, USA, to better serve the needs of our customers in the Gulf of Mexico. During the year, we continued to foster strategic alliance partners who would provide a steady and growing baseload for our yards.

Strong Supply Chain Management operations continued to drive **Logistics'** earnings growth in 2005 with good performance from the Consumer, Hi-tech and Industrial sectors. A total of 245 contracts were secured during the year.

As in 2004, Southeast Asia was the main contributor to our Supply Chain Management business. Meanwhile, our North Asia operations achieved strong growth in 2005 driven by increased business volumes in China, Korea and Japan. To tap into the intra-North Asia supply chain business, we established a strategic presence in Shandong Province in China, where the majority of foreign direct investments from Japan and South Korea into China are being made. At the same time, our Southeast Asia supply chain network was further expanded with the commencement of operations of our Indonesia and Philippines joint ventures.

**Environmental Engineering** maintained its position as Singapore's leading environmental solutions provider in 2005. The orderbook for our Singapore operations grew a healthy 36% over the previous year to S$548.4 million.

During the year, we streamlined our operations and tightened our focus on profitable business sectors. Going forward, we will capitalise on the development of innovative pre-disposal treatments and waste-to-resource businesses to reduce waste disposal costs, improve recyclables yield and extract value from waste.

Our **Engineering & Construction** business closed the year with a small profit, improving its performance over 2004. Our focus continues to be on process engineering contracts, especially in the oil and gas sector. In 2005, our orderbook stood at S$2.3 billion. A key project clinched during the year was the S$400 million contract to construct the largest single-stream Low Density Polyethylene facility in the world for Huntsman.

**Solitaire**

The hearings on the Owner's claims in the arbitration proceedings on Solitaire were completed in 2005. The Tribunal is expected to make an award on the Principal sums in 2006. We look forward to closing the matter and moving on.

**Outlook**

In the year ahead, barring unforeseen circumstances, we expect the overall performance of the Group for 2006 to be better than that of 2005.

Our Group orderbook is at an all-time high of S$8.4 billion, up 50% from 2004. This orderbook excludes long-term contracts in our Utilities and Logistics businesses, which continue to provide stable baseload earnings to the Group.

With a strong track record and the right strategies in place, we are well-positioned to continue growing SembCorp Industries, capitalising on the strong demand in the petrochemical industry as well as robust market fundamentals in the offshore and marine sector.

We will continue to focus on growing our businesses overseas. We believe that there are good opportunities for profitable growth in markets such as China, the Middle East, India and ASEAN. As we explore these opportunities for growth, we are nonetheless mindful of the importance of nurturing and growing our existing businesses and partnerships.

In 2005, our operations have demonstrated the ability to deliver sustainable earnings and growth. We have developed new markets, gained new customers and built on our strong market positions. Going forward, we will continue to sharpen our focus on businesses that would deliver sustainable value to our shareholders.

Yours sincerely,

**Tang Kin Fei**
Group President & CEO, SembCorp Industries
February 28, 2006


WAN HAI 31



SembCorp Marine's Jurong Shipyard in July 2005 celebrated the completion and delivery of the 2,626 TEU Wan Hai 311 (pictured), the largest and most advanced container vessel designed and built in Singapore.

## Board of Directors


















Left to right:
Top row: Peter Seah Lim Huat, Tang Kin Fei, Goh Geok Ling, K Shanmugam
Middle row: Richard Hale, OBE, Yong Ying-I, Dr Vichit Suraphongchai, Colin Au Fook Yew
Bottom row: Evert Henkes, Lee Suet Fern, Lua Cheng Eng (Mr Lua vacated his office of Director on February 14, 2006)

# Board of Directors

**Peter Seah Lim Huat**
*Chairman*
*Appointed July 29, 1998.*
As non-executive Chairman, Mr Seah is responsible for the leadership of the Board, ensuring its effectiveness on all aspects of its role and setting its agenda. Mr Seah heads the Board's Executive Committee, Executive Resource & Compensation Committee and Nominating Committee.

Currently, Mr Seah is also Chairman of ST Engineering and Singapore Computer Systems. His listed directorships include membership on the boards of Alliance Bank Malaysia Berhad, Siam Commercial Bank, CapitaLand, Chartered Semiconductor Manufacturing, Global Crossing, StarHub and STATS ChipPAC. In addition, Mr Seah is also on the boards of the Government of Singapore Investment Corporation and the National Kidney Foundation. He acts as an advisor to Temasek Holdings, and serves as the Vice President of the Singapore Chinese Chamber of Commerce and Industry and Treasurer to the Singapore Business Federation. Mr Seah holds a B Admin (Honours) from the University of Singapore.

**Tang Kin Fei**
*Group President & CEO*
*Appointed May 1, 2005.*
Mr Tang is the Group President and CEO of SembCorp Industries. Prior to assuming this office in May 2005, he was President and CEO of SembCorp Utilities and the key driver behind the evolution of SembCorp's integrated utilities and energy business into a global leader in the market. Notably, he spearheaded the development of Singapore's first multi-utility facility on Jurong Island as well as the nation's first privately developed power plant. Mr Tang also drove the landmark West Natuna Gas Sales Agreement for the import of natural gas into Singapore and forged the expansion of SembCorp Utilities overseas.

Mr Tang serves as a director on the board of BIL International Limited, International Enterprise Singapore as well as major companies and overseas associates of the SembCorp Group. Mr Tang holds a First Class Honours degree in Mechanical Engineering from the University of Singapore and attended the Advanced Management Programme at INSEAD.

**Goh Geok Ling**
*Director*
*Appointed May 3, 2000.*
Mr Goh serves on the Board's Executive, Executive Resource & Compensation and Nominating Committees.

He is Chairman of SembCorp Marine and sits on the boards of DBS Bank, DBS Group Holdings, Venture Corporation, Plato Capital and 02Micro International. In addition, Mr Goh serves as a Council Member of Nanyang Technological University. He holds a B Eng from the University of Sydney, Australia.

**K Shanmugam**
*Director*
*Appointed July 29,1998.*
Mr Shanmugam serves on the Board's Audit, Risk, Executive Resource & Compensation and Nominating Committees.

He is a senior partner and Head of Litigation at Allen & Gledhill and was appointed a Senior Counsel in 1998. Mr Shanmugam is also a Member of Parliament for Sembawang GRC. Concurrently, he is a board member of the Media Development Authority of Singapore and the Criminal Law Advisory Committee of Singapore. Mr Shanmugam holds an LLB (Honours, First Class) from the National University of Singapore.

**Richard Hale, OBE**
*Director*
*Appointed September 1, 2000.*
Mr Hale took over as Chairman of the Board's Audit and Risk Committees from Mr Lua Cheng Eng with effect from February 14, 2006. Prior to that he was a member of both committees.

Mr Hale is a non-executive director of CapitaLand, Wheelock Properties (Singapore), The Ascott Group, SembCorp Logistics and Wildlife Reserves Singapore. He was previously a director and CEO Singapore of The Hongkong and Shanghai Banking Corporation. Mr Hale was educated at Radley College, Abingdon, UK.

**Yong Ying-I**
*Director*
*Appointed May 26, 2003.*
Ms Yong chairs the Board's Budget Committee.

She is Singapore's Permanent Secretary for Health and Chairman of the Singapore Workforce Development Agency. Ms Yong is currently also the Deputy Chairman of the Infocomm Development Authority of Singapore. She holds an MBA from Harvard Business School, USA, and an economics degree from the University of Cambridge, UK.

**Dr Vichit Suraphongchai**
*Director*
*Appointed July 21, 2003.*
Dr Vichit is the Chairman of the Executive Committee of Siam Commercial Bank and also serves on the boards of Thai Airways International, Shin Corporation and Nok Airlines Company (formerly Sky Asia Company). He is also an advisor to Thailand's Bureau of the Crown Property and a member of the CapitaLand International Advisory Panel. Dr Vichit holds an MBA and a PhD from the University of California, Los Angeles, a Masters degree in Engineering from the University of California, Berkeley, and a B Eng from Chulalongkorn University, Thailand.

**Colin Au Fook Yew**
*Director*
*Appointed April 30, 2004.*
Mr Au is a member of the Board's Executive Committee.

He serves as a corporate advisor to Temasek Holdings and sits on the boards of several of Tropical Islands Resort's overseas companies. Mr Au holds an MBA from Harvard Business School, USA, and a BSc (Hons) from the University of Birmingham, UK.

**Evert Henkes**
*Director*
*Appointed April 30, 2004.*
Mr Henkes has extensive experience in the petrochemical industry as former CEO of Shell Group's global chemical business. He sits on the European Advisory Council of Air Products and Chemicals. Mr Henkes is also a director of Tate & Lyle Plc, China National Offshore Oil Corporation and Outokumpu Ojy. He holds a BSc from Cornell University, USA.

**Lee Suet Fern**
*Director*
*Appointed July 1, 2005.*
Mrs Lee is a member of the Board's Audit and Risk Committees.

The Senior Director of Stamford Law Corporation, Mrs Lee has extensive experience as a corporate law practitioner with a focus on mergers and acquisitions, equity and debt capital markets and restructurings in Singapore and the region. Prior to joining the Board of SembCorp Industries, she was a director of SembCorp Logistics from April 1998 to April 2005. Mrs Lee currently serves on the boards of ECS Holdings, International Capital Investment Limited (formerly Jurong Engineering Limited), Media Asia Entertainment Group and Transpac Industrial Holdings. She is also a director of the National Heritage Board. Mrs Lee holds a double first in Law from Cambridge University, UK, and is a member of the Honourable Society of Gray's Inn.

**Lua Cheng Eng**
*Director*
*Appointed July 29, 1998.*
Mr Lua chaired the Board's Audit and Risk Committees, until he vacated his office of Director on February 14, 2006.

Mr Lua is Chairman of Jurong Technologies Industrial Corporation and sits on the boards of Sincere Watch and Singapore Shipping Corporation. He is also Chairman of the Paris-based International Chamber of Commerce (ICC)'s Maritime Transport Committee, Vice Chairman of the ICC Commission on Transport and Logistics and a Fellow of the Chartered Institute of Transport (United Kingdom). Mr Lua also serves as a Council Member of the Singapore Chinese Chamber of Commerce and Industry. He holds a BA (Honours) from the University of London, UK.

# Board of Directors

| Name | Past directorships in listed companies and major appointments from 2003-2005 |
|---|---|
| Peter Seah Lim Huat | EDVB Management Pte Ltd<br>Singapore Technologies Pte Ltd |
| Tang Kin Fei | Camerlin Group Berhad |
| Goh Geok Ling | ASTI Holdings Ltd<br>Singapore Technologies Pte Ltd<br>Tuas Power Ltd |
| Richard Hale, OBE | World-Wide Shipping Agency (S) Pte Ltd |
| Dr Vichit Suraphongchai | Asia Institution of Technology |
| Colin Au Fook Yew | Changi International Airport Services Pte Ltd |
| Evert Henkes | BPB Plc<br>Shell Chemicals<br>BASF, Basell |
| Lee Suet Fern | Chemical Industries (Far East) Limited<br>FHTK Holdings Ltd<br>Jackspeed Corporation Ltd<br>SembCorp Logistics Ltd |
| Lua Cheng Eng | Ayudhya International Factors Co Ltd (Thailand)<br>ECICS Holdings Ltd<br>International Factors (Singapore) Ltd |



(Pictured) SembCorp Utilities UK's water treatment plant operator monitoring the efficiency of the stream regeneration process.

## Key Executives












Left to right:
Top row: Tang Kin Fei, Lim Joke Mui, Low Sin Leng
Bottom row: Wong Heang Fine, Heng Chiang Gnee, Koh Soo Keong, Tan Kwi Kin

# Key Executives

**Tang Kin Fei**
*Group President & CEO*
*Joined 1987.*
(Please see section on Board of Directors)

**Lim Joke Mui**
*Group Chief Financial Officer*
*Joined 2002.*
Mrs Lim is responsible for the Finance, Treasury, Tax and Risk Management of SembCorp Industries and oversees these functions across the Group.

She has more than 27 years of experience in corporate finance, accounting, tax and other corporate functions. During Mrs Lim's 23-year career with DBS Land and CapitaLand Commercial Groups, she managed large financing transactions via the equity and debt markets and was involved in corporate exercises such as the merger of Pidemco and DBS Land to form CapitaLand, takeovers and initial public offerings. Mrs Lim is a director on the boards of various SembCorp Group companies. She holds a B Acc from the University of Singapore.

**Low Sin Leng**
*Senior Executive Director, CEO's office*
*Joined 2000.*
Ms Low is concurrently the Executive Chairman of SembCorp Parks Holdings, Chairman of SemHotel Management, Deputy Chairman of SembCorp Utilities and director on the boards of various SembCorp Group companies. Prior to joining SembCorp, she was the Executive Vice President of Singapore Power and had served 20 years in the Singapore Government Administrative Service holding several senior positions in the Ministries of Finance, Trade & Industry and Education. She holds an MBA (High Distinction) from the Catholic University of Leuven, Belgium, a B Eng (Distinction) from the University of Alberta, Canada and attended Harvard University's Advanced Management Program.

**Wong Heang Fine**
*President & CEO, SembCorp Engineers and Constructors*
*Joined 2002.*
Mr Wong is responsible for spearheading the company's drive towards process engineering and design, as well as increasing its focus on international growth markets such as China, India and the Middle East. He brings with him extensive management experience garnered during his earlier tenure in Cathay Organisaton. Prior to this, he pioneered the infrastructure development of an industrial estate and resort on Bintan Island, Indonesia, while at Singapore Technologies Industrial Corporation. In addition, he has served as Director (Infrastructure) of L&M Group Investments and General Manager for Metrobilt Group of Companies. Mr Wong holds an MSc in Engineering Production and Management from University of Birmingham, UK, and a BSc in Mechanical Engineering (First Class) from University of Leeds, UK.

**Heng Chiang Gnee**
*President & CEO, SembCorp Environmental Management*
*Joined 1994.*
Mr Heng is the newly-appointed President & CEO of SembCorp Environmental Management. Prior to the appointment, he was Deputy President of SembCorp Marine. Mr Heng holds a B Eng (First Class) in Marine Engineering from the University of Newcastle-Upon-Tyne. He also obtained an MSc in Management from the Sloan School of Management, Massachusetts Institute of Technology, USA and attended Harvard University's Advanced Management Program.

**Koh Soo Keong**
*President & CEO, SembCorp Logistics*
*Joined 1986.*
With more than 20 years of experience in the logistics industry, Mr Koh played a pivotal role in the development of SembCorp Logistics into Asia's leading integrated logistics company, since its formation from the merger of Sembawang Marine Logistics and Singapore

Technologies Logistics in 1999. Under his leadership, SembCorp Logistics expanded its supply chain and oil and gas logistics operations to 16 countries and today, it operates one of the most extensive supply chain networks in Asia. Mr Koh is also the Non-Executive Chairman of Sembawang Kimtrans. He holds an MBA, a B Eng (Hons) and a Graduate Diploma in Business Law from the University of Singapore.

**Tan Kwi Kin**
*Group President & CEO, SembCorp Marine*
*Joined 1966.*
A veteran of the marine industry with four decades of experience, Mr Tan is respected for his "hands on" management style and business acumen. He rose through the ranks at Jurong Shipyard, having started his career as a Junior Engineer in the Design department in 1966 and was appointed its Managing Director in 1990. He was behind the successful merger of Jurong Shipyard and Sembawang Shipyard in 1997, as well as the implementation of SembCorp Marine's global hub strategy, engineering acquisitions in Brazil and China. He is also the Chairman of Jurong Shipyard, Sembawang Shipyard, PPL Shipyard, JPL Corporation, Bulk Trade, JPL Industries, Jurong Integrated Services and Jurong SML. Mr Tan has a B Eng in Mechanical Engineering from Tokyo University, Japan.

# Key Executives

## Corporate Management

**Lee Soon Eng**
Executive Vice President
ASEAN

**Foo Fei Voon**
Group Financial Controller

**Goh Kim Leong**
Director
Group Internal Audit

**Lillian Lee**
Director
Group Human Resource

**Lim Suet Boey**
Director
Group Legal

**Richard Quek**
Director
Group Mergers & Acquisitions

**Lau Gar Ning**
Senior Vice President
Group Asset Management

**Sim Cher Khee**
Group Chief Risk Officer

**Peter Tan**
Senior Vice President
Group Corporate Planning
& Strategic Development

**Beh Siew Kim**
Vice President
Group Reporting & Policies

**Chionh Keat Yee**
Vice President
Economic Value-Added

**April Lee**
Vice President
Group Corporate Relations

**Roy Lim**
Vice President
Group Tax

**Jasmine Teo**
Vice President
Group Information
Technology

**Kwong Sook May**
Company Secretary

## Key Line Management

***Utilities***

**Francis Gomez**
Executive Vice President
*SCU Singapore*

**Paul Gavens**
Executive Vice President
*SCU UK*

**Ho Nee Sin**
Senior Vice President
*SCU China*

**Ken Readshaw**
Senior Vice President
*SCU International*

**Chia Fook Eng**
General Manager
*SCU Offshore Engineering*

***Engineering & Construction***

**Alwyn Bowden**
Chief Operating Officer
*SembCorp Engineers and Constructors /*
Managing Director
*SembCorp Simon-Carves*

**Tham Seng Fee**
Vice President
*SembCorp Engineers and Constructors* Singapore Operations

**Daniel Lim**
Managing Director
*ST Architects & Engineers*

**Lim Kah Hing**
Managing Director
*SembCorp Design & Construction*

**Ho Kok Kee**
Vice President
*SembCorp (Tianjin) Construction Engineering (China)*

**Gan Chin Kian**
Director
*SembCorp Infrastructure (India)*

**Michael Tan Choy Seng**
General Manager
*Sempec (Indonesia)*

**James Hadden**
Regional Director (UAE)
*SembCorp Engineers and Constructors (Middle East)*

***Environmental Engineering***

**Michael Ho**
Chief Operating Officer
*SembCorp Environmental Management*

**Philippe Maillard**
Managing Director
*SembSITA (Australia)*

**Tan Tze Shang**
Country Director
*SembEnviro China*

**Thomas Khoman**
Chief Executive Officer
*SembRamky Environmental Management (India)*

***Logistics***

**Charles Chan**
Chief Operating Officer
*SembCorp Logistics*

**Lim Yeow Beng**
Executive Vice President, Projects
*SembCorp Logistics*

**Fong Cheng Kee**
Chief Executive Officer
*ST-Airport Services*

**Chua Eng Boon**
Managing Director
*Singapore Offshore Petroleum Services*

**Loi Kum Sai**
General Manager
*Shenzhen ST-Anda Logistics (China)*

**Nelson Cho**
Managing Director
*SembCorp Logistics (India)*

***Marine Engineering***

**Wong Weng Sun**
President & COO
*SembCorp Marine /*
Managing Director
*Jurong Shipyard*

**Ong Poh Kwee**
Deputy President
*SembCorp Marine /*
Managing Director
*Sembawang Shipyard*

**Ong Tian Khiam**
Managing Director
*PPL Shipyard*

**Ng Thiam Poh**
Managing Director
*Jurong SML /*
President Director
*Karimun Sembawang Shipyard (Indonesia)*

**Chan Nai Eng**
Chief Executive Officer
*Mauá Jurong (Brazil)*

**Liu Chin Peng**
Deputy General Manager
*Cosco Shipyard Group (China)*

***Others***

**Low Sin Leng**
Executive Chairman
*SembCorp Parks Holdings / SembCorp Parks Management*

**Kelvin Teo**
President & COO
*SembCorp Parks Holdings*

**Michael Ng**
President & CEO
*The Singapore Mint*


T 4301

A pioneer of the multi-utility concept, SembCorp Utilities set up its integrated utilities facility (pictured) in 1995, offering steam, gas, water and other services to petrochemical customers on Jurong Island, Singapore.

# Delivery

**In this section**

- Group Financial Review
- *Organisational Overview*
- Significant Events in 2005





The 12,500 $m^3$/day wastewater treatment plant (pictured) was SembCorp Utilities' first investment in Nanjing Chemical Industrial Park, China.

# Strong growth in Group turnover and PATMI was primarily driven by our Utilities and Marine Engineering businesses.

**Overview**

The Group achieved 25% growth in turnover to S$7.4 billion in 2005. Our Utilities and Marine Engineering businesses contributed to 72% of Group turnover. Group Profit After Tax and Minority Interest (PATMI) before exceptional items in 2005 was S$278.5 million compared to S$227.7 million in 2004, which represents 22% growth.

PATMI excluding the profit contribution from Kuehne & Nagel (KNI) and exceptional items in 2005 was 45% higher as compared to last year.

The Group recorded exceptional items of S$24.8 million for 2005. The exceptional items comprised mainly gains on disposals of associates and investments and write back of provision for loans and other recoverables. An unrealised foreign exchange loss relating to an amount accumulated in connection with the Solitaire arbitration was also recorded.

**Turnover**

All key businesses recorded higher turnover with Utilities and Marine Engineering contributing to 72% of the Group's turnover.

Utilities turnover increased by 12% to S$3.3 billion. Its Singapore and UK operations continued to do well as power prices remained high, while turnover in its Offshore Engineering unit declined with the completion of some of its projects.

Marine Engineering turnover increased by 56% to S$2.1 billion. This was due to growth across all its business segments, in particular the offshore conversion and the rig building segments. Logistics' growth in 2005 was mainly attributed to its Supply Chain Management operations in North Asia, Southeast Asia and South Asia. Turnover for Engineering & Construction was higher as compared to last year due to the recognition of a specific project in 2005.

Turnover from overseas businesses increased by 40% to S$3.9 billion, accounting for 53% of Group turnover in 2005.

**Earnings**

The Group achieved a strong growth of 22% in PATMI before exceptional items, driven mainly by our Utilities and Marine Engineering business units.

PATMI before exceptional items for Utilities increased by 36% to S$147.1 million in 2005. Strong growth continued to come from its operations in UK and joint venture in Vietnam, while its Singapore operations delivered stable performance. Losses from its Offshore Engineering unit also reduced in 2005.

The Group's share of PATMI before exceptional items from Marine Engineering grew 22% to S$73.4 million. This was due to better overall operating profits and contribution from the associated company acquired during the year. Higher earnings in Logistics came from Supply Chain Management operations in North Asia and Southeast Asia. The weaker performance by Environmental Engineering was mainly due to the write-off of an amount due from a customer on settlement. In addition, its results were also affected by disposal costs at its construction and demolition premises, higher fuel costs and start-up costs for new overseas operations.

The Group incurred lower professional fees with respect to the Solitaire arbitration in 2005.

**Cashflow and liquidity**
As at December 31, 2005, the Group had cash and cash equivalents of S$1.2 billion as compared to S$2.1 billion as at end 2004. Cash and cash equivalents as at December 2004 included S$1.3 billion received by Logistics, for the disposal of its 20% stake in KNI. In 2005, S$702 million was paid to our shareholders and minority shareholders of Logistics via special interim dividends and capital reduction.

Our operating cashflow has been steadily growing. In 2005, cash generated from operations was S$828 million as compared to S$494 million the previous year. The increase was mainly due to better performance of our underlying businesses and better working capital management.

Cash outflow from investing activities was S$99.9 million, as compared to a cash inflow of S$1.2 billion the previous year. The cash inflow in 2004 was substantially contributed by the proceeds from the divestment of Logistics' stake in KNI of about S$1.3 billion. Cash outflow for the addition of fixed assets was S$366 million, incurred mainly with respect to the acquisition of plant and machinery as well as capital work-in-progress for the Utilities and Marine Engineering businesses.

The repayment of loan and interest, together with the special interim dividends and capital reduction by SembCorp Industries and Logistics, led to a cash outflow from financing activities of S$1.6 billion.

Free cashflow as at December 31, 2005 was S$968 million.

**Shareholder returns**
*Excluding the exceptional items*, Return On Equity (ROE) improved from 12.8% in 2004 to 14.2% in 2005; and Earnings Per Share (EPS) increased from 12.5 cents to 15.7 cents in 2005.

2005 Turnover by activity

| | |
|---|---|
| Utilities | 44% |
| Marine Engineering | 28% |
| Logistics | 7% |
| Environmental Engineering | 3% |
| Engineering & Construction | 15% |
| Others / Corporate | 3% |



Turnover (S$ million)

| | 2004 | 2005 |
|---|---|---|
| Utilities | 2,909 | **3,262** |
| Marine Engineering | 1,351 | **2,102** |
| Logistics | 500 | **542** |
| Environmental Engineering | 200 | **217** |
| Engineering & Construction | 823 | **1,096** |
| Others / Corporate | 161 | **190** |


8,000
6,000
4,000
2,000
0
5,944
7,409
2004
2005

# Group Financial Review

## PATMI (before exceptional items) (S$ million)

| | 2004 | 2005 |
|---|---|---|
| Utilities | 108 | **147** |
| Marine Engineering | 60 | **73** |
| Logistics | 64 | **33** |
| Environmental Engineering | 14 | **5** |
| Engineering & Construction | 1 | **1** |
| Others / Corporate | (19) | **19** |
| | 228 | **278** |


240
160
80
0
-80
2004
2005

## PATMI (after exceptional items) (S$ million)

| | 2004 | 2005 |
|---|---|---|
| Utilities | 125 | **156** |
| Marine Engineering | 60 | **74** |
| Logistics | 712 | **37** |
| Environmental Engineering | 14 | **5** |
| Engineering & Construction | 1 | **1** |
| Others / Corporate | (521) | **30** |
| | 391 | **303** |


800
400
0
-400
-800
2004
2005

## EPS and ROE (before exceptional items)

| | 2004 | 2005 |
|---|---|---|
| Earnings Per Share (cents) | 12.5 | **15.7** |
| Return On Equity (%) | 12.8 | **14.2** |


24
18
12
6
0
2004
2005

## EPS and ROE (after exceptional items)

| | 2004 | 2005 |
|---|---|---|
| Earnings Per Share (cents) | 21.5 | **17.1** |
| Return on Equity (%) | 21.1 | **15.3** |


24
18
12
6
0
2004
2005

However, due to lower exceptional gains from the divestment of investments, ROE and EPS after exceptional items was lower compared to the previous year.

Subject to the approval by shareholders at the next Annual General Meeting to be convened, a final dividend of 6.5 cents per share less tax has been proposed for the financial year ended December 31, 2005.

**Critical accounting policies**

The financial statements are prepared in accordance with the Singapore Financial Reporting Standards (FRS) including related interpretations promulgated by the Council on Corporate Disclosure and Governance (CCDG). With effect from January 1, 2005, the Group adopted the following new/revised FRS, which are relevant to its operations:

| | |
|---|---|
| FRS 1 (revised) | Presentation of Financial Statements |
| FRS 2 (revised) | Inventories |
| FRS 8 (revised) | Accounting Policies, Changes in Accounting Estimates and Errors |
| FRS 10 (revised) | Events After the Balance Sheet Date |
| FRS 16 (revised) | Property, Plant and Equipment |
| FRS 17 (revised) | Leases |
| FRS 21 (revised) | The Effects of Changes in Foreign Exchange Rates |
| FRS 24 (revised) | Related Party Disclosures |
| FRS 27 (revised) | Consolidated and Separate Financial Statements |
| FRS 28 (revised) | Investment in Associates |
| FRS 31 (revised) | Interests in Joint Ventures |
| FRS 32 (revised) | Financial Instruments: Disclosure and Presentation |
| FRS 33 (revised) | Earnings Per Share |
| FRS 39 | Financial Instruments: Recognition and Measurement |
| FRS 102 | Share-based Payment |
| FRS 105 | Non-current Assets Held for Sale and Discontinued Operations |

In January 2006, CCDG issued FRS 21 Amendment Regulations 2006 (FRS 21 Amendment 2006). The amendment is to be applied retrospectively to financial periods beginning January 1, 2006. The Group had adopted FRS 21 Amendment 2006 for the current financial year beginning January 1, 2005.

The effects of adopting the new/revised FRS in 2005 are set out in note 33 in the Notes to the Financial Statements.

The following are two critical accounting policies that form the basis for which the financial statements are prepared:

**Revenue recognition**

Revenue on goods sold is recognised when the significant risks and rewards of ownership have been transferred to the buyer. Revenue on service work is recognised when the work is completed. Revenue from repair work, engineering, overhaul, service work and marine and civil construction contracts is recognised based on the percentage of completion method. The stage of completion is assessed by reference to surveys of work performed or by reference to percentage of costs incurred to date to the estimated total costs for each contract, with due consideration made to include only those costs that reflect works performed. Revenue on sale of electricity and gases is billed and recognised upon delivery.

**Impairment of assets**

The recoverability or realisable value of the Group's assets is assessed in accordance with the various FRS. The carrying amounts of the Group's assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the assets' recoverable amounts are estimated. An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating-unit exceeds its recoverable amount.

Goodwill and intangible assets with indefinite useful lives are tested for impairment annually and as and when indicators of impairment occur.

The rest of the significant accounting policies are set out in Note 2 in the Notes to the Financial Statements.





(Pictured) SembCorp Utilities' integrated wastewater treatment plant in ZhangJiaGang Free Trade Zone. ZhangJiaGang is our third beachhead in China after Nanjing and Shanghai.

# Organisational Overview

**SembCorp Industries has total assets exceeding S$7 billion and employs about 12,300 staff, excluding contract staff. Listed on the main board of the Singapore Exchange, SembCorp Industries is a component stock of the Straits Times Index and several MSCI indices.**

We
- are the first commercial importer and retailer of natural gas in Singapore and a pioneer in the concept of integrated multi-utility facilities, offering industrial customers with utilities such as energy, steam, industrial water and wastewater treatment in Singapore, United Kingdom, China and other parts of the world;
- own the largest marine engineering facilities east of the Suez Canal, capable of rig building, integrated ship repair, shipbuilding, ship conversion, offshore oil and gas engineering solutions;
- offer comprehensive supply chain management solutions, backed by an extensive and technologically advanced logistics network;
- operate Asia's premier environmental services company and
- are a global leader in the provision of process engineering solutions to the petrochemical industry.

| Line of business | Entity | Main divisions, subsidiaries, associate companies and joint ventures | Equity held by entity (%) | Location |
|---|---|---|---|---|
| **Integrated Utilities & Energy** | SembCorp Utilities Pte Ltd | SembCorp Propylene Purification Unit | 100 | Singapore |
| | | Sakra Island Carbon Dioxide | 30 | Singapore |
| | | SembCorp Air Products (HYCO) | 60 | Singapore |
| | | SembCorp Gas | 70 | Singapore |
| | | SembCorp Cogen | 100 | Singapore |
| | | SembCorp Power | 100 | Singapore |
| | | SUT Division (formerly SUT Sakra and SUT Seraya) | 100 | Singapore |
| | | SembCorp Utilities UK | 100 | UK |
| | | Nanjing SembCorp SUIWU | 75 | China |
| | | NCIP SembCorp Water | 70 | China |
| | | NCIP SembCorp Utilities | 34.5 | China |
| | | SembCorp Utilities Investment Management (Shanghai) | 100 | China |
| | | Shanghai Caojing Cogeneration | 30 | China |
| | | Qianan SembCorp Cogeneration | 65 | China |
| | | ZhangJiaGang SembCorp Water | 80 | China |
| | | Phu My 3 BOT Power | 33.3 | Vietnam |
| **Offshore Engineering** | | SMOE | 100 | Singapore |
| | | Shenzhen Chiwan Sembawang Engineering | 32 | China |
| | | PT SMOE Indonesia | 90 | Indonesia |

| Line of business | Entity | Main divisions, subsidiaries, associate companies and joint ventures | Equity held by entity (%) | Location |
|---|---|---|---|---|
| **Marine Engineering** | SembCorp Marine Ltd | Jurong Shipyard | 100 | Singapore |
| | | Jurong SML | 100 | Singapore |
| | | PPL Shipyard | 85 | Singapore |
| | | Sembawang Shipyard | 100 | Singapore |
| | | Cosco Shipyard Group | 30 | China |
| | | Mauá Jurong | 35 | Brazil |
| | | PT Karimun Sembawang Shipyard | 100 | Indonesia |
| **Logistics** | SembCorp Logistics Ltd | Singapore Offshore Petroleum Services | 100 | Singapore |
| | | ST-Airport Services | 67 | Singapore |
| | | SembCorp Logistics (Australia) | 76 | Australia |
| | | Shenzhen ST-Anda Logistics | 51 | China |
| | | SembCorp Logistics (India) | 100 | India |
| | | Footwork Express | 38.4 | Japan |
| | | SembCorp Kukbo Logistics | 51 | South Korea |
| | | SembCorp Logistics (Taiwan) | 51 | Taiwan |
| | | KPN-ST Logistics | 46 | Thailand |
| | | SembCorp Logistics (Malaysia) | 100 | Malaysia |
| | | SembCorp-SGN Logistics Vietnam | 60 | Vietnam |
| | | SembLog-MacroAsia Philippines | 51 | Philippines |
| | | PT SembLog Indonesia | 51 | Indonesia |
| **Environmental Engineering** | SembCorp Environmental Management Pte Ltd | SembEnviro Tay Paper | 60 | Singapore |
| | | SembWaste | 100 | Singapore |
| | | SembWaste Cleantech | 100 | Singapore |
| | | SembVisy Recycling MRF | 60 | Singapore |
| | | SembSITA Pacific[1] | 40 | Singapore |
| | | Shanghai SEI SembCorp-Enviro Solution | 40 | China |
| | | Shanghai SembEnviro Reliance | 60 | China |
| | | Shanghai SembTay XiangHong Recycling | 60 | China |
| | | SembRamky Environmental Management | 51 | India |
| **Engineering & Construction** | SembCorp Engineers and Constructors Pte Ltd | SembCorp Simon-Carves | 100 | UK |
| | | PT Sempec Indonesia | 100 | Indonesia |
| | | SembCorp Infrastructure (India) | 100 | India |
| | | SembCorp (Tianjin) Construction Engineering | 70 | China |
| | | SembCorp Engineers and Constructors Middle East | 100 | UAE |
| | | SYNA Petrochemical Engineering | 49 | Iran |

*1 SembSITA Pacific holds a 60% stake in SembSITA Australia.*
** for full listing please refer to Financial Notes.*

# Significant Events in 2005

## JANUARY

**SembCorp Logistics** (SembLog) forms two separate 51:49 joint ventures to expand its supply chain management operations to Indonesia and the Philippines.

**SembCorp Engineers and Constructors'** (SembE&C) unit **SembCorp Simon-Carves** secures contract to design the world's largest single-stream Low Density Polyethylene plant for Huntsman at the Wilton International site on Teesside, UK.

## FEBRUARY

**SembCorp Utilities'** (SembUtilities) unit **SMOE**, in partnership with **Sembawang Shipyard**, secures a US$200 million order to build and integrate floating production, storage and offloading topsides for ConocoPhillips China.

**SembUtilities** divests its 30% stake in Kwinana Cogeneration Plant in Australia for S$32 million.

**SembCorp Marine's** (SembMarine) **PPL Shipyard** secures two rig building contracts worth US$253.3 million from Apexindo and Sinvest.

**SembMarine's** subsidiary, **Jurong Shipyard** secures a US$50 million contract to fabricate a deep draft semi-submersible hull for Atlanta Offshore.

In partnership with Huisman Special Lifting Equipment, **SembMarine's** subsidiary, **Sembawang Shipyard** secures a US$150 million contract to design and construct a pipelay vessel for SapuraCrest Petroleum.

## MARCH

**SembCorp Industries** divests its remaining 28.8% equity stake in Pacific Internet for S$43.4 million.

**SembCorp Utilities UK** (SembUtilities UK) receives approval to build Wilton 10, a 30 megawatt wood-burning power station and one of the largest biomass renewable energy projects in the UK.

**PPL Shipyard** secures a US$121 million rig building contract from Wilsuperior.

## APRIL

**PPL Shipyard** secures a US$129 million rig building contract from Seatankers Management.

**Jurong Shipyard** secures a US$127.1 million rig building contract from Petrojack.

## MAY

**SembCorp Industries** appoints Tang Kin Fei as Group President & CEO. Mr Tang succeeds Deputy Chairman & CEO Wong Kok Siew who passed away while in office in February 2005.

**SembCorp Industries** distributes S$214.8 million to shareholders via a capital reduction exercise.

**PPL Shipyard** secures a US$130 million rig building contract from Japan Drilling.

**SembLog** conducts a S$250 million capital reduction exercise.

## JUNE

**SembUtilities** forms an 80:20 joint venture to provide third-party wastewater treatment services in the ZhangJiaGang Free Trade Zone in Jiangsu Province, China.

**Jurong Shipyard** secures a US$780 million contract to build two ultra-deepwater semi-submersible rigs for Seatankers and a US$131 million contract to build a jack-up rig for Petrojack.

## JULY

**SembCorp Industries** launches the Group-wide Trailblazer-Wong Kok Siew Fund focusing on children, youth and education to give talented young people a headstart in life.

## AUGUST

**Jurong Shipyard** secures orders worth US$804 million to build two ultra-deepwater semi-submersible rigs for PetroMena and SeaDrill.

## OCTOBER

**PPL Shipyard** secures a US$144 million rig building contract from Awilco Offshore.

**PPL Shipyard** establishes a strategic hub in the Gulf of Mexico through its acquisition of Sabine Shipyard in Texas, USA.

## NOVEMBER

**SembCorp Industries** appoints Heng Chiang Gnee to the post of President & CEO of **SembCorp Environmental Management**.

**SembUtilities** receives the 2005 International Business Award from the UK Trade & Investment in recognition of its strategic and long-term investment in the UK.

**SembUtilities** acquires a 70% stake in NCIP SembCorp Water to build, own and operate a water treatment facility in Nanjing Chemical Industrial Park, China.

**SembUtilities UK** receives the British Safety Council's prestigious Sword of Honour award for the management of workplace health and safety.

## DECEMBER

**SembUtilities'** subsidiary, **SembCorp Gas** secures its first Compressed Natural Gas (CNG) commercial supply contract with SMART Automobile to power Singapore's first fleet of CNG taxis.

**SembUtilities** acquires a 34% stake in NCIP SembCorp Utilities and becomes the exclusive provider of third-party integrated utilities services within Nanjing Chemical Industrial Park, China.



Special Feature

# Focused on Utilities

**In this section**
- Strong Performance
- Sustainable Earnings
- Growth Potential
- Utilities Fact Sheet



One of the core services in our extensive integrated utilities range is wastewater treatment. In Singapore, our integrated wastewater treatment facility (foreground) has a total capacity of 5,520 m³/day.



# Robust financial track record

SembCorp Utilities (SembUtilities), a wholly-owned subsidiary of SembCorp Industries, is a leading integrated utilities and energy player. The business has delivered strong performance over the past five years. With a unique integrated utilities business model, our Utilities business offers sustainable earnings, good returns and attractive growth.

Underpinned by long-term contracts that provide high earnings visibility, we are committed to pursuing profitable growth. Our efforts revolve around three elements:

**Organic growth**
We aim to grow our business organically by maintaining our market leadership and developing our competitive position. We seek to expand in tandem with demand through strategic partnership with our customers. We look to extending our international customer base and expanding our scope of services to meet customers' changing needs. Through the optimisation of our resources and assets, we also aim to lower our cost base, enhance our returns and sharpen our competitiveness.

**Developing a project pipeline**
To provide the platform for future growth, we continually identify and develop a new pipeline of projects. Leveraging on our industry knowledge and strong customer relationships, our project development efforts are focused on opportunities that provide us scope for sustainable and profitable growth.

**New M&A and partnership opportunities**
We aim to build leading positions in growth markets through selective acquisitions and partnerships. We concentrate on markets that offer the best prospects for long-term growth and projects that offer earnings security and strategic advantage.

# Double-digit turnover growth
# 60% net profit CAGR[1]
# ROE above 20%

SembUtilities PATMI[2] (S$ million)

| 2000 | 2001 | 2002 | 2003 | 2004 | **2005** |
|---|---|---|---|---|---|
| 15 | 35 | 54 | 98 | 125 | **156** |


160
120
80
40
0
5-Year CAGR: 59.8%
15
35
54
98
125
156
2000
2001
2002
2003
2004
2005

Energy and Integrated Utilities PATMI[2] (S$ million)

| | 2003 | 2004 | **2005** |
|---|---|---|---|
| Local | 68.9 | 114.2 | **115.3** |
| Overseas | 21.4 | 43.7 | **77.1** |


120
90
60
30
0
2003
2004
2005

SembUtilities Turnover (S$ million)

| 2000 | 2001 | 2002 | 2003 | 2004 | **2005** |
|---|---|---|---|---|---|
| 308 | 550 | 1,089 | 1,950 | 2,930 | **3,280** |


3200
2400
1600
800
0
5-Year CAGR: 60.5%
308
3,280
2000
2001
2002
2003
2004
2005

SembUtilities Return On Equity (%)

| 2000 | 2001 | 2002 | 2003 | 2004 | **2005** |
|---|---|---|---|---|---|
| 10.6 | 15.9 | 20.3 | 24.6 | 21.8 | **22.1** |


24
18
12
6
0
22.1
2000
2001
2002
2003
2004
2005

*1 Refers to the Compounded Annual Growth Rate over a five-year period from 2000 to 2005*
*2 Profit After Tax and Minority Interest*

# Smart investments

Astute investment decisions have played a critical role in the success of SembUtilities. We are focused and disciplined in evaluating acquisition and partnership opportunities, even as we pursue growth in the international arena. Smart investments, such as our UK operations on Teesside and power plant in Vietnam, have continued to generate value and contribute to the strong performance of Utilities in 2005.

**Disciplined investment criteria**

All investments are made with the objective of advancing our market leadership and maximising long-term shareholder returns. We follow strict investment guidelines to focus our project development efforts, ensure competitive returns and manage risks.

Our investments are generally guided by three basic considerations:

*Strategic fit*

We are focused on our niche business of providing integrated utilities and industrial site services to multiple customers in process industry clusters. In addition, we consider projects that provide secured offtake and give us the potential to grow into our multi-customer business. These opportunities are explored in target growth markets and where we believe conditions are right for profitable expansion.

*Financial criteria*

All projects are assessed to ensure they meet strict internal financial criteria, which include aspects such as financing and shareholding structures.

*Risk assessment*

A thorough assessment of various aspects of risk is undertaken and guidelines are used to manage identified risks and optimise our risk / return profile.

# We are focused and disciplined in evaluating acquisition and partnership opportunities, even as we pursue growth in the international arena.

**SembCorp Utilities UK – a strategic acquisition bearing fruit**

SembUtilities gained a foothold in one of the largest petrochemical hub in Europe and one of the UK's most important chemical sites when we acquired SembCorp Utilities UK (SembUtilities UK), a profitable brownfield integrated utilities business similar to our Jurong Island operations in Singapore. This value-accretive acquisition has substantially enhanced SembUtilities' earnings and overseas activities.

Apart from delivering stellar financial returns, SembUtilities UK is also of strategic importance as we continue to build on the management and operational expertise as well as strong customer relationships on Teesside to grow our business globally.

Through its pioneering efforts in renewable energy, our UK operations also provide new opportunities for growth and development. Its new biomass power plant, Wilton 10, which will be operational in 2007, will be one of the largest biomass projects in the UK.

**Phu My 3 – a healthy contribution from Vietnam**

Also contributing to SembUtilities' overseas growth is our stake in Phu My 3, Vietnam's first foreign-invested power plant. Under a secure 20-year power purchase agreement, the 717 megawatt plant commenced commercial operations in March 2004, ahead of schedule, and achieved profitability in its first financial year. This momentum continued into 2005 with Phu My 3 delivering even stronger results in its first full year of operations. This investment not only reinforces the success of SembUtilities' international expansion, it also serves as a springboard for further growth in Vietnam and the region.



Wilton International, UK (pictured) is one of the largest industrial sites in Europe and one of the few capable of servicing the needs of large chemical and industrial plants.


VANSA

# Unique business model

We provide one-stop integrated utilities and services to multiple customers in energy intensive industry clusters such as petrochemical hubs. A pioneer, we have lead positions in Singapore and the UK and aim to replicate the success of our model in target growth markets across the globe.

With the majority of SembUtilities' customers with long-term contracts, the business provides stable recurring income and quality earnings with high visibility.

Together with the rapid development of process industries in emerging markets and the growing trend of non-core service outsourcing, we believe that our business model is unique in its ability to provide sustainable earnings and good returns combined with growth.

We offer a full spectrum of third-party utilities and services including power, steam, natural gas, industrial water, wastewater treatment, chemical waste incineration and chemical feedstock.

# We provide one-stop integrated utilities and services to multiple customers in energy intensive industry clusters such as petrochemical hubs.

**Multi-customer multi-utility business model**


Power & Steam
- Power generation
- Electricity retail
- Process steam production and distribution
Gas
- Natural gas supply and retail
- Specialty applications for natural gas
- Gas distribution network
Waste Management
- Wastewater treatment
- Chemical waste incineration
Integrated Utilities
Chemical Feedstock & Terminalling
- Propylene purification
- Syngas products
- Chemical storage
- Jetty services
Water
- Water treatment
- Industrial water production and distribution
Industrial Site Customers

# Competitive advantage



# We believe that only businesses with a clear competitive edge and leading market positions can deliver sustainable earnings. Therefore, we are relentless in honing our competitive advantage.

**A first mover**
Our pioneering experience on Singapore's Jurong Island and well-established facility in the UK have propelled us to industry leadership with a solid track record and international customer base. Through strategic investments in target markets, we continue to seize opportunities to be the first mover in emerging industrial cluster developments.

**An integrated offer**
We provide a full spectrum of third-party utilities and services as an integrated offer tailored to customers' needs. This allows us to leverage infrastructure and bundling advantages across our investments and reap economies of scale to provide the most competitive offers to our customers.

**A solid operational track record**
We have a solid track record of operating multi-utility facilities in industrial clusters where the highest level of reliability is required. In Singapore, our cogeneration steam capacity together with multiple boilers backed by ready technical support have allowed us to deliver a steam availability of 100%. In the UK, we achieved a 99.7% operational reliability for 2005. Furthermore, we have developed unique operational and technological capabilities in the treatment of wastewater from multiple sources.

**Strong strategic relationships**
We have established strong relationships with our Multi-national Corporation (MNC) customers as well as local governments. Intimate knowledge of our customers' needs allows us to serve them distinctively. Successful working relationships with our customers also present opportunities for us to partner them in their expansion both locally and into new markets. We continue to secure and reinforce our relationships with local authorities as we engage and partner them in the development of their industries.

(Pictured) SembCorp Utilities' multiple boilers on Jurong Island, Singapore. The boilers augment the steam output from our cogeneration plant ensuring that steam availability is maintained at 100%.



(Pictured) Shanghai Caojing Cogeneration plant's demineralised water facility, which has an output of 1,000 $m^3$/day.





SembCorp Utilities has extended its portfolio of services in China's Nanjing Chemical Industrial Park (pictured) to include wastewater treatment, industrial water and third-party integrated utilities.



# Growing with our customers



# Working together as an extended team, we look to build trust and long-term commitment through strategic partnership with our customers. With a customer base of over 70 MNCs, our aim is to grow with our customers.

**Growing in tandem with customer demand**

As industry players expand their facilities in response to rising global petrochemical demand, we aim to grow with them. With a focus on our customers' needs, we are able to use our expertise and systems to enhance their productivity and assist them in obtaining optimum performance, even as they expand. We also continually seek to broaden our offering at existing sites to support our customers' growth.

**Partnership in new markets**

Our strong customer relationships bring us growth opportunities as we partner our customers in their expansion into new markets. Backed by a strong operational track record and international presence, we are able to take advantage of our cross-border experience and industrial and technological know-how to service our customers on a regional or even global basis.

Working together as an extended team. SembCorp Utilities UK's plant technician is pictured (left) with his customer.

# Beachheads in growing markets

Fundamental to the sustained growth of our business is the development of new profit centres where we have a distinctive position. We aim to do this by leveraging our existing facilities to develop new projects. We also seek to provide scope for future growth by entering new target markets through acquisition and partnership opportunities. We are focused on businesses in markets that show the best growth potential and those that would provide a platform for us to replicate our integrated utilities business model.

We aim to leverage our established facilities in Singapore and the UK as well as greenfield and brownfield investments in China and Vietnam to grow our service offerings within the cluster development or market. In addition, we have identified three priority regions with growing markets where we intend to extend our activities: China, Gulf Cooperation Council (GCC) and Association of Southeast Asian Nations (ASEAN).

**Well-positioned for future growth in Nanjing**

Nanjing Chemical Industrial Park (NCIP) is one of two state level petrochemical parks in China. In 2003, we made our first investment in NCIP with a 12,500 cubic metres per day wastewater treatment plant. Building on our early entry, we were able to strengthen our presence and extend our portfolio of services in the chemical park. In 2005, we invested in a 100,000 cubic metres per day industrial water treatment facility and also became the exclusive provider of third-party integrated utilities services such as steam, industrial gases and water within the chemical cluster through our joint venture, NCIP SembCorp Utilities. We are now on track to develop an integrated utilities service centre in NCIP and in a good position to participate in the future growth of Nanjing.

# Fundamental to the sustained growth of our business is the development of new profit centres where we have a distinctive position.

## SembUtilities' international presence and new target markets

■ Existing facilities and investments

▭ Established integrated utility centres



UNITED KINGDOM
CHINA
Qianan
ZhangJiaGang
Nanjing
Shanghai
GCC
VIETNAM
ASEAN
SINGAPORE


## Target Markets

**GCC**
Our target countries in the Gulf Cooperation Council region include Bahrain, Oman, Qatar and the United Arab Emirates.

**CHINA**
China is one of the world's leading drivers of the petrochemical industry. We have identified several Chinese chemical parks as target locations where we hope to replicate our integrated utilities business model.

**ASEAN**
Emerging markets in ASEAN provide opportunities for growth. One such market is Vietnam where electricity demand has been growing and is forecast to grow approximately 15% per year until 2010.

# Utilities Fact Sheet

Special Feature

| Entity | Country | SembUtilities' shareholding | Natural gas mmscfd | Power MW | Steam t/hr |
|---|---|---|---|---|---|
| | | | Production Capacity of Key Products | | |
| SembCorp Cogen | Singapore | 100% | | 815 | 700 |
| SembCorp Gas | Singapore | 70% | 325 | | |
| SembCorp Utilities | Singapore | 100% | | | 560 |
| SembCorp Utilities UK | United Kingdom | 100% | | 227[1] | 650 |
| Nanjing SembCorp SUIWU | China | 75% | | | |
| NCIP SembCorp Water | China | 70% | | | |
| Qianan SembCorp Cogeneration | China | 65% | | 36 | 230 |
| Shanghai Caojing Cogeneration | China | 30% | | 660 | 728 |
| ZhangJiaGang SembCorp Water | China | 80% | | | |
| Phu My 3 | Vietnam | 33% | | 717 | |
| **Total Production Capacity** | | | **325** | **2,455** | **2,868** |

*mmscfd: million standard cubic feet per day*
*MW: megawatt*
*t/hr: tonnes per hour*
*$m^3$/day: cubic metres per day*

*1 Includes Wilton 10 power plant with 30 MW capacity*

# Our Key Products

| Industrial water m³/day | Seawater m³/day | Cooling water m³/day | Firewater m³/day | Demineralised water m³/day | Raw water m³/day | Wastewater treatment m³/day |
|---|---|---|---|---|---|---|
| 35,000 | 1,920,000 | 1,824,000 | 79,200 | 26,600 | | 5,520 |
| | | | | 48,000 | 120,000 | |
| | | | | | | 12,500 |
| 100,000 | | | | | | |
| | | | | | | 20,000 |
| 135,000 | 1,920,000 | 1,824,000 | 79,200 | 74,600 | 120,000 | 38,020 |

"With a distinctive integrated utilities business model that delivers essential services to the process industry, we believe our Utilities business is unique in its ability to offer sustainable earnings and good returns combined with growth potential."

Tang Kin Fei, Group President & CEO



(Pictured) SembCorp Utilities' Shanghai Caojing Cogeneration plant, the largest combined cycle gas turbine power plant in China, is located in Shanghai Chemical Industrial Park.



The 717 megawatt gas-fired Phu My 3 of SembCorp Utilities is Vietnam's first and largest private sector power plant (pictured).

# Value

**In this section**

Operating and Financial Review:

- Utilities
- Marine Engineering
- Logistics
- Environmental Engineering
- Engineering & Construction

# Solid performance coupled with growth overseas.


S-203A
V-210
VDS 2040



(Pictured) SembCorp Cogen, our gas-fired cogeneration plant in Singapore, receives piped natural gas from West Natuna, Indonesia.

# SembUtilities continued to be our key earnings driver in 2005, contributing 48% of Group PATMI.

**Operations review**
In 2005, SembCorp Utilities' (SembUtilities) turnover increased by 12% to S$3.3 billion while Profit After Tax and Minority Interest (PATMI) grew 25% to S$156.1 million. Return On Equity held strong at 22%. This solid performance was underpinned by healthy earnings contributions from our Singapore and overseas operations.

***Singapore***
Our Singapore operations continued to perform well. On the back of an expansion in Singapore's petrochemical industry, we successfully clinched new utilities and services contracts from three customers, worth a total of approximately S$68 million per annum over an average duration of 15 years. Earnings contribution from these contracts is expected to commence in the second half of 2006. Our gas division also secured 13 new contracts with industrial customers worth a total of S$10 million per annum.

***The UK***
Our operations in the UK contributed significantly to the growth for Utilities recorded in 2005. High power prices coupled with our ability to utilise multi-fuels in a high fuel cost environment contributed to the good performance of our UK operations. Between August 2004 and December 2005, SembCorp Utilities UK (SembUtilities UK) was granted permission to use tallow as a fuel source to produce power and steam on Teesside. Our burning of tallow generated Renewable Obligation Certificates that added to SembUtilities UK's profitability.

In 2005, SembUtilities UK sanctioned the development of one of the UK's largest biomass renewable energy projects, Wilton 10. The £60 million (S$187 million) wood-burning power station will generate 30 megawatts of electricity and is expected to be operational by mid-2007. Around £11 million (S$32 million) of the investment will come from a grant made under the UK Government's Bio-energy Capital Grants Scheme.

With good market conditions in the chemical industry, SembUtilities UK secured new contracts and renewed contracts worth a total of S$611 million over a period of one to five years.

Wilton International became the first multi-company site to receive one of the highest health and safety accolades in the world when we were conferred the Sword of Honour by the British Safety Council during the year. In recognition of our investment in the UK, we were also awarded the UK Trade & Investment International Business Award in November 2005.

***Other markets***
Our Vietnam operations, Phu My 3 performed well in 2005 and distributed its first dividends to shareholders in its first full year of operations. Its strong performance was due to lower operation and maintenance costs as well as high capacity output, driven by the growing demand for electricity in Vietnam.

As the construction of our new facilities in Nanjing and Shanghai was only completed in the second half of 2005, our China operations did not contribute to the Utilities business during the year.

Nanjing SembCorp SUIWU began commercial operations in July 2005, providing wastewater treatment services to industrial customers in Nanjing Chemical Industrial Park (NCIP). We strengthened our presence and broadened our integrated utilities service offerings in NCIP through two new investments during the year. In November, we aquired a 70% stake in NCIP SembCorp Water to build, own and operate a 100,000 cubic metres per day water treatment facility. In December we became the exclusive provider of third-party integrated utilities within NCIP after our acquisition of 34% of NCIP *SembCorp Utilities*.

Our Shanghai Caojing Cogeneration plant completed reliability test runs and was declared commercially operational by the Shanghai Municipal Electrical Power Company in December 2005.

In June 2005, we established our third beachhead in China when we invested in an 80:20 joint venture to acquire, expand, own and operate a 20,000 cubic metres per day integrated industrial wastewater treatment plant in the ZhangJiaGang Free Trade Zone in Jiangsu Province, China.

***Offshore Engineering***

Our Offshore Engineering division closed the year with an operating loss of S$23.2 million as a result of losses incurred from projects that required offshore installation. With its new contracting strategy to focus on procurement and construction projects, the division is expected to return to profitability in 2006. Offshore Engineering's orderbook stood at S$230.9 million as of end 2005.

**Outlook**

SembUtilities is expected to achieve better operating profits in 2006 compared to 2005, barring unforeseen circumstances.

Our Singapore operations will continue to generate stable earnings underpinned by its long-term contracts. It will continue to be the main earnings contributor to SembUtilities. Growth opportunities are expected on Jurong Island on the back of fresh investments as well as capacity expansion by existing customers. To remain competitive, we have put in place programmes to further optimise our resources to increase asset yield. We remain interested in the expected sale of the local power generation companies by Temasek in 2006.

High oil prices led to significant increases in UK energy prices during 2005 and this helped to enhance the profitability of our UK business. We expect to maintain this strong performance in 2006. We also expect our operations in Vietnam to continue performing well.

Our facilities in China are still in the early phase of operations and are not expected to contribute significantly to 2006 performance.

The rising trend of privatisation in the power and water sectors in the Middle East region has presented us with considerable business opportunities for our utilities services. In January 2006, we were ranked first of two short-listed bidders for the privatisation of the Fujairah independent water and power project in the UAE. The project comprises the acquisition, ownership, operation and maintenance of an existing 650 megawatt power and 100 million imperial gallons per day water plant, as well as the expansion of the facility to add a further 225 megawatts of power generation capacity.

Performance indicators (S$ million)

| | 2005 | 2004 |
|---|---|---|
| Turnover | **3,280.5** | 2,930.1 |
| PATMI | **156.1** | 124.8 |

# Another record year with turnover up 56% and profit up 29%




GLOBALSANTAFE
Development Driller II

This fifth generation ultra-deepwater semi-submersible rig (pictured) delivered by SembCorp Marine's Jurong Shipyard in early 2005 is one of the most technologically advanced drilling rigs in the world.

# All business segments of SembMarine achieved strong growth, especially the offshore conversion and rig building segments. Our orderbook reached an all-time high of S$5.9 billion.

**Operations review**

SembCorp Marine (SembMarine) performed strongly in 2005, posting record high turnover and Profit After Tax and Minority Interest (PATMI). Turnover increased 56% over 2004 to S$2.1 billion, while PATMI at S$121.4 million showed a growth of 29% over the previous year. Operating profit increased by 34% to S$124.5 million while gross profit increased from S$120.4 million to S$169.5 million in 2005. Return On Equity also reached 12% for the first time.

This strong financial performance was due to strong growth across all business segments of SembMarine, as well as increasing contribution from Cosco Shipyard Group. The rig building sector registered the highest growth in 2005. Its turnover contribution grew a robust 223% to S$381.3 million, representing 18% of SembMarine's turnover. Two units of semi-submersible rigs were successfully completed and delivered to GlobalSanteFe in the first quarter of the year. This was followed by a 133% growth in the turnover contribution from shipbuilding, which stood at S$188.6 million. Vessels completed and delivered in 2005 include two units of 3,200 hp tugs for Pacific Workboats and one unit of 2,626 TEU container vessel for Wan Hai Lines. Ship conversion grew 44% and contributed S$886.3 million, or 42% of SembMarine turnover in 2005. Projects completed in the year include the Floating Production Storage & Offloading (FPSO) conversion for Modec Venture 11 and the Erha FPSO Topsides installation and commission for ExxonMobil. Growth in these sectors exceeded the management's target of a 15% growth for the shipbuilding, ship conversion and offshore businesses.

The ship repair segment also grew, contributing to 25% of turnover at S$530.6 million. 2005 also saw the average value per vessel increase from S$1.5 million in 2004 to S$1.7 million, with 309 vessels repaired.

In October 2005, another strategic hub was established in Texas, USA to serve our customers in the Gulf of Mexico region. PPL shipyard acquired a 100% equity interest in Sabine Industries and its subsidiaries, Sabine Offshore Services and Sabine Shipyards, as well as a 25% equity interest in Sabine Vessels, for a total consideration of US$6.4 million.

A total of S$4.2 billion of new contracts was secured in 2005 compared to S$2.1 billion in 2004. SembMarine's orderbook has now reached an all-time high of S$5.9 billion (as of February 2006). Contracts secured in 2005 include eight units of our proprietary design Baker Marine Pacific Class 375 deep drilling offshore jack-ups as well as three sixth generation semi-submersibles. Since the launch of the Baker Marine proprietary design in January 2004, 13 new orders for the jack-ups have been secured to-date, comprising a 24% worldwide market share for rigs.

**Outlook**

SembMarine has a strong orderbook of S$5.9 billion, excluding ship repair, with deliveries and completions ongoing until 2009. Based on the scheduled completion of these projects, we expect overall performance in 2006 to be stronger than 2005.

The industry is expected to continue benefiting from strength in global freight rates as well as high oil prices. Rig building demand is expected to be strong due to high worldwide rig utilisation rates, unprecedented high charter rates as well as an ageing rig fleet that needs to be replaced. In particular, demand is expected to grow for high specification rigs, where operators are increasingly

**Contracts secured in 2005**

| Month | Value (S$ million) | Details | Client |
|---|---|---|---|
| January | 217 | 1 unit of Baker Marine Pacific Class 375 jack-up rig | Apexindo |
| February | 161 | Fabrication & integration of topsides production modules for newbuild FPSO | ConocoPhillips China |
| | 123 | Design & construction of a Self-Propelled DP2 Heavy Lift pipelay vessel | SapuraCrest Petroleum |
| | 82 | Fabrication of a deep draft semi-submersible hull | Atlantia Offshore |
| | 194 | 1 unit of Baker Marine Pacific Class 375 jack-up rig | Deep Drilling Invest |
| March | 196 | 1 unit of Baker Marine Pacific Class 375 jack-up rig | Wisuperior, a subsidiary of Awilco Offshore |
| April | 212 | 1 unit of Baker Marine Pacific Class 375 jack-up rig | Seatankers |
| | 209 | 1 unit of Baker Marine Pacific Class 375 jack-up rig | Petrojack II |
| | 215 | 1 unit of Baker Marine Pacific Class 375 jack-up rig | Japan Drilling |
| June | 1,310 | 2 units of Friede & Goldman ExD designed semi-submersible rigs | SeaDrill |
| | 216 | 1 unit of Baker Marine Pacific Class 375 jack-up rig | Petrojack III |
| July | 127 | 1 unit of FPSO and 1 unit FSO conversions | Modec |
| August | 697 | 1 unit of Friede & Goldman ExD designed semi-submersible rig | PetroMena |
| October | 238 | 1 unit of Baker Marine Pacific Class 375 jack-up rig | Awilco |
| **Total** | **4,197** | | |

prepared to commit to long-term contracts in anticipation of their drilling programmes as well as for floaters, where day rates are increasing across the board. There continues to be buoyant market fundamentals for the ship conversion and offshore sector, with demand for FPSO and Floating Storage & Offloading (FSO) vessels driven mainly by high oil prices and increased exploration and production activities. As at December 31, 2005, 84 production floaters are estimated as being planned or under study.

Despite a competitive environment, the outlook for ship repair is expected to be strong due to favourable freight rates for all categories of vessels, while shipbuilding demand continues to be healthy in the niche market for feeder container vessels and offshore supply vessels.

With a robust market outlook for all sectors in the marine and offshore industry, SembMarine expects to continue to secure new orders in 2006 and beyond.

To achieve sustained growth, SembMarine will continue to leverage on the complementary facilities between our global hubs in Singapore and Brazil and continue to grow the contribution from our overseas hubs. Locally, SembMarine is looking to maximise its Singapore-based yard capacity and is also organising its Sembawang Shipyard to build rigs. We will also seek to increase our market share through the ownership of proprietary vessel and rig designs as well as our strong track record for semi-submersibles. Meanwhile, our strategic alliances with our international clientele continue to provide a steady and growing baseload orderbook. In 2005, ASP Shipmanagement became our alliance partner. Our alliance partners made up 39% of our total ship repair revenue for 2005, up 10% from the previous year. Together with our regular customers, they account for 86% of our turnover from ship repair.

Performance indicators (S$ million)

| | 2005 | 2004 |
|---|---|---|
| Turnover | 2,119.3 | 1,362.8 |
| PATMI | 121.4 | 94.1 |

# Growth across Asia prompts expansion.





With some of its warehouses reaching full utilisation, SembCorp Logistics in 2005 increased its warehousing capacity throughout Asia by approximately 108,600 m².

# SembLog reported higher turnover and PATMI thanks to increased sales in all regions and strong performance in Supply Chain Management.

SembCorp Logistics (SembLog) continued its expansion and growth across Asia in 2005. Turnover reached S$542.5 million, up 8% from S$500.6 million in 2004. On a comparable basis, excluding earnings contribution and divestment gains from Kuehne & Nagel International, in which SembLog held a 20% interest until October 2004, Profit After Tax and Minority interest (PATMI) grew a healthy 33% to S$62.0 million due to strong Supply Chain Management performance particularly in North Asia.

**Supply Chain Management**

On a comparable basis, Supply Chain Management turnover increased 8% from S$452.1 million to S$490.2 million, contributing 90% to Logistics' turnover. On a comparable basis, PATMI grew 36% to S$47.3 million from S$34.8 million in 2004.

Sectors that performed strongly were Consumer, Hi-tech and Industrial. Our supply chain customer base continued to grow in 2005 and we secured a total of 245 contracts, of which 173 were from new customers. We also gained more regional accounts. As of end 2005, we served 22 customers regionally.

In some locations, our warehouses reached full utilisation. We added a number of new facilities including 37,000 square metres ($m^2$) in Singapore, 20,000 $m^2$ in India, 5,000 $m^2$ in Japan, 8,000 $m^2$ in Malaysia, 5,100 $m^2$ in South Korea, 23,000 $m^2$ in Thailand and 10,500 $m^2$ in Vietnam.

In Singapore, our new 30,000 $m^2$ distribution centre in Tuas began operations at end 2005 and to help us cope with increased demand, another 7,000 $m^2$ was also added to our warehousing facility at 3 Clementi Loop.

Supply chain turnover in Southeast Asia grew to S$305.3 million despite a one-off project which had boosted revenue in 2004. This region contributed 62% to total supply chain turnover 2005. A total of 55 contracts were secured during the year and additional warehousing facilities were added to cope with stronger business volumes.

Early in the year, our supply chain network in Southeast Asia expanded with the establishment of PT SembLog Indonesia and SembLog-MacroAsia Philippines, which commenced operations in July and October 2005 respectively. In the six months of its operations, PT SembLog Indonesia established three distribution centres. Its distribution coverage now extends to nine major cities, including Jakarta, Surabaya, Medan and Jogjakarta.

The North Asia region was a strong performer, generating a growth of 12% in turnover to S$120.0 million due to increased business activity in China, South Korea and Japan. Eighty-three supply chain contracts were secured during the year, of which 66 were from new customers.

Cross-border supply chain operations in North Asia gained momentum as demand for China-Japan and China-Korea supply chain services grew. To cater to this growing demand, we are establishing a strategic presence in eastern China by leasing 13,000 m² of warehousing facility in the Qingdao Free Trade Zone in Shandong province, where the majority of foreign direct investments from Japan and South Korea into China are made. Scheduled to be operational by mid-2006, the facility will also support our expansion into freight management services as Qingdao port is the third largest port in China.

In Japan, Footwork Express now ranks among the top ten logistics transportation companies in Japan following its acquisition of Kyushu Sankyo Unyu, the second largest transportation company in the Kyushu region of Japan. Dedicated supply chain marketing teams have been formed, while the consolidation of Footwork and Kyushu Sankyo Unyu's terminals and the rationalisation of resources are in progress.

South Asia operations recorded strong turnover growth of 76% to S$48.0 million from 96 contracts secured during the year, of which 62 were from new customers. Our marketing teams worked hard at improving the quality of the customer base by pursuing higher-yielding accounts. The South Asia teams were also active in building the freight management business, which saw good results in the year. However, operations were impacted by floods and as such, provisions for doubtful debts and impairment of assets were made. Operating losses for the year stood at S$3.1 million, down 3% from 2004.

**Oil and Gas Logistics**
Oil and Gas Logistics delivered stable performance. Turnover registered an improvement of 12% to S$48.1 million, while PATMI fell 11% to S$15.0 million, primarily due to higher expansion, rental and redevelopment costs as well as the loss of one of its income streams. The masterplan for the redevelopment of SembLog's Loyang base in Singapore has been completed and is pending approval from the authorities. We are also exploring new markets, such as Cambodia and Myanmar, to expand our operations to.

**Specialty Logistics**
Metals and Collateral Management (CMA)-linked logistics continued to do well in 2005. We secured 29 new CMA-linked contracts. A total of 132,000 metric tonnes of metals were handled during 2005 compared with 45,000 metric tonnes handled in the six months of operations in 2004.

In a move to tap the rising demand for metals and CMA-linked logistics services in China, SembLog's 50%-owned subsidiary, Pacorini-SembLog, set up Pacorini-SembLog Shanghai in late 2005. The legal entity would allow Pacorini-SembLog Shanghai to seek alliance as a licenced warehouse provider with the Shanghai Futures Exchange to undertake the delivery and storage of Shanghai Futures Exchange-approved non-bonded metals into the Exchange.

Chemical logistics was another segment of Specialty Logistics that expanded in 2005. SembLog's 49:51 joint venture with Belgium's Katoen Natie, Katoen Natie SembCorp, added a second chemical logistics terminal on Jurong Island costing S$19.9 million. Construction of the 30,000 m² facility, which will be adjacent to Katoen Natie SembCorp's existing terminal, is underway and is expected to be completed by end 2006.

**Outlook**
Asia is where our Logistics business is focused and most Asian economies are expected to perform strongly in 2006. The demand for logistics services in Asia is therefore expected to remain strong, in line with increased business activities. SembLog will continuously tap into the growing demand for Supply Chain Management services in Asia and we expect its recurring earnings in 2006 to be better than that of 2005.

Performance indicators (S$ million)

| | **2005** | 2004 |
|---|---|---|
| Turnover | **542.5** | 500.6 |
| PATMI | **62.0** | 1,168.7 |

# Sharper focus and innovative technologies for growth.





(Pictured) SembCorp Environmental Management's recycling facility in Tuas, Singapore, where the collection, automated sorting and baling, as well as bulk trading of various types of recyclable paper, is handled.

# SembEnviro conducted a review of its business, streamlining existing divisions and identifying new strategies to reduce costs and extract value from waste.

**Operations Review**
The performance of our Environmental Engineering arm was subdued in 2005. Turnover at SembCorp Environmental Management (SembEnviro) was S$218.7 million and Profit After Tax and Minority Interest (PATMI) was S$4.7 million in 2005 as compared to S$202.5 million and S$14.4 million respectively in the previous year.

Several factors contributed to the weak performance of the business in 2005, with the main impact due to a write-off of an amount receivable from a customer as part of the settlement of a dispute. Provision was also made for a one-off disposal cost at our construction and demolition waste premises. High fuel costs as well as start-up costs for our new operations overseas in China and India also contributed to the weak performance.

A review of the business was conducted in 2005. The waste collection and recovery businesses were streamlined into three business divisions – Collection, Recovery and Treatment – so as to optimise resources and improve synergy within our operations. To focus on profitable business sectors, we also decided to exit the environmental consultancy business as well as the electronic waste business in Singapore. In addition, we will be intensifying our focus on the development of innovative pre-disposal treatment methods and waste-to-resource technologies to reduce the cost of waste disposal, improve recyclable materials yield and extract value from waste.

In 2005, we maintained our position as the largest integrated environmental solutions provider in Singapore, with major shares in the municipal and biomedical waste sectors.

Between April to December 2005, we re-secured contracts to serve four out of the six municipal sectors up for re-tender. The contracts were for the Clementi, City, Hougang-Punggol and Woodlands-Yishun sectors. Commencing in mid-2006 and lasting between seven to eight years each, these contracts will provide a stable revenue base going forward.

In addition, we also clinched new contracts to strengthen our steadily growing commercial, car park management and conservancy businesses. In March 2005, we were awarded five car park management contracts totalling S$11 million, each for a four-year term with an option to renew for a further two years. We also secured two three-year parking enforcement services contracts in May 2005 worth a total of S$13.8 million.

The total orderbook for our Singapore operations stood at S$548.4 million as at December 31, 2005, compared to S$403.0 million in the previous year.

2005 also marked several milestones with regard to our expansion into the growing Chinese waste management market.

In January, our subsidiary SembEnviro Tay Paper became the first Singapore company to enter the waste paper market in China when we formed a 60:40 joint venture with established Shanghai waste paper recycler XiangHong Waste Paper Recycling. The joint venture, Shanghai SembTay XiangHong Recycling, will collect waste paper for supply to paper mills in the Yangtze River Delta, with possible future expansion to Suzhou in 2006.

With a focus on the waste management market in Shanghai, we also formed a 40:60 joint venture, Shanghai SEI SembCorp-Enviro Solutions, with state-owned enterprise Shanghai Environment Investment in February 2005 for S$8.0 million. Shanghai SEI SembCorp-Enviro Solutions will serve as a platform to participate in the newly corporatised waste collection market in Shanghai. This new venture strengthens our presence in the fast-growing Shanghainese waste management market, where we are currently serving the industrial and commercial sector through our joint venture Shanghai SembEnviro Reliance.

Our associate SembSITA Australia also continued to perform well during the year, maintaining our position as a leading player in the Australian market.

**Outlook**

Singapore continues to be a highly competitive market, particularly in the municipal, industrial and commercial waste sectors. However, there remains considerable market space for the introduction of new waste management practices and technologies such as our pneumatic waste conveyance system. In addition, concerted efforts will also be made to increase recycling rates through measures such as enhanced door-to-door collection systems and centralised recycling stations.

In the year ahead, we will continue to pursue selective opportunities for growth overseas. In particular, we will capitalise on waste management opportunities through our current joint ventures in China and India, leveraging on our partnerships with key local players in these markets. In China, the pace of privatisation of waste management services continues to pick up speed with more districts in Shanghai set for waste collection privatisation in 2006. Heavy emphasis has also been placed on encouraging a recycling economy in the country's Eleventh Five-Year Plan. In India, the government continues to be focused on the regulatory environment for waste management, with a drive towards compliance in sectors such as municipal solid waste and biomedical waste. Strong growth in the industry is expected over the next few years as privatisation and regulatory improvements occur in this sector, coupled with rapid economic growth. The Middle East is also undergoing rapid development in the area of integrated waste management, particularly in countries like Qatar, Bahrain and the UAE.

Meanwhile, we also aim to further consolidate our market position and expand into post-collection in Australia.

Underpinned by contributions from our overseas operations, we expect the performance of our Environmental Engineering business to improve over 2005.

Performance indicators (S$ million)

| | **2005** | 2004 |
|---|---|---|
| Turnover | **218.7** | 202.5 |
| PATMI | **4.7** | 14.4 |

# Continued emphasis on process engineering.





SembCorp Engineers and Constructors' *SembCorp Simon*-Carves has supplied six out of the last 11 LDPE plants in the world since 1997, including this LDPE plant in Nanjing, China (pictured).

# SembE&C's turnover rose 33% to S$1.1 billion, doubling PATMI to S$0.8 million, while the orderbook stood at a healthy S$2.3 billion.

**Operations review**

In 2005, SembCorp Engineers and Constructors' (SembE&C) turnover rose 33% to S$1.1 billion, doubling Profit After Tax and Minority Interest (PATMI) to S$0.8 million.

During the year, we secured S$874 million of new orders to take our orderbook to a healthy S$2.3 billion as of end December 2005. As a result of SembE&C's intensified efforts to pursue more overseas contracts, a larger 66% of our orderbook was made up of overseas projects, compared to 59% in 2004.

Similarly, process engineering jobs made up two-thirds of the orderbook, reflecting SembE&C's primary focus on process engineering, which has been a mainstay of the business since 2004.

In December 2005, subsidiary SembCorp Simon-Carves successfully secured a S$400 million contract to construct a 400,000 tonnes per annum Low Density Polyethylene (LDPE) plant for chemical producer Huntsman on Teesside, UK. This contract was a follow-up to the earlier contract awarded in January for the design of the same plant, expected to be the largest single-stream LDPE facility in the world.

Having supplied 75 LDPE stream facilities around the world, including six of the 11 most recently commissioned, SembCorp Simon-Carves is recognised as the world's most experienced process engineering contractor for the design and supply of LDPE plants.

Another significant contract secured in 2005 was the S$198.6 million contract to build an additional facility adjacent to the oil refinery that we are currently building for Essar in India. The project is expected to complete in December 2006.

**Outlook**

The global construction market is expected to be relatively positive as sustained oil prices, a recovering Japanese economy along with a dynamic US economy are expected to continue to spur infrastructure investments worldwide.

Notwithstanding the stable and positive global construction outlook, we continue to face margin pressure as more construction firms from China and India, advantaged by their lower cost base, compete to gain a foothold in the international arena.

Moving forward, we will press on with our strategy of focusing on overseas markets, especially those in China, India, Southeast Asia and the Middle East, where strong growth potential is evident. We will also continue to concentrate on process sectors, especially the petrochemical and oil and gas industries where high oil prices act as a driver for added investments. We will do so by capitalising on our extensive process engineering track record and our reputation as an international leader in process engineering design and construction.

To increase overall profitability, we will strive towards improving our project execution through stringent cost controls and the continuous strengthening of risk management processes.

**Significant contracts in orderbook**

| Description | Country | Client | Remaining contract value (S$ million) | End date |
|---|---|---|---|---|
| LDPE Plant | UK | Huntsman Petrochemicals | 400 | Feb 2008 |
| Circle Line Contract 856 | Singapore | LTA | 335 | Feb 2009 |
| Oil Refinery | India | Essar/Vadinar | 282 | Dec 2006 |
| Mediterranean Garden | UAE | Nakheel | 216 | Jun 2006 |

Orderbook by territory

| | |
|---|---|
| Singapore | 34% |
| Rest of Asia | 26% |
| Europe & Others | 40% |



Orderbook by business

| | |
|---|---|
| Process Engineering | 67% |
| Building and Civil Engineering Projects | 33% |



*Total orderbook as at December 31, 2005: S$2.3 billion*

Performance indicators (S$ million)

| | **2005** | 2004 |
|---|---|---|
| Turnover | **1,096.5** | 824.2 |
| PATMI | **0.8** | 0.4 |


(Pictured) Inside SembCorp Utilities' advanced combined cycle power plant, Phu My 3, in Vietnam.

# Sustainability

**In this section**
- Corporate Governance
- Corporate Social Responsibility
- Enterprise Risk Management
- Financial Management
- Technology and Innovation
- Investor Relations
- Human Resources

# We firmly believe that the integrity of our Board Members and employees, supported by a rigorous system of internal controls, will enable us to preserve long-term value for our shareholders.

SembCorp Industries is committed to maintaining high standards of corporate governance. Our corporate governance principles reflect our strong belief in protecting and enhancing shareholder value in a sustainable way. We firmly believe that the professionalism, integrity and commitment of our Board Members and employees, supported by a rigorous system of policies, practices and internal controls are the cornerstones that will enable us to preserve long-term value and returns for our shareholders.

In line with the objective of the Company to instill and enhance strong corporate governance practices across its group of companies, the Company has put in place a whistle-blowing policy and procedures which provide employees with well-defined and accessible channels within the Group through which employees may, in confidence, raise concerns about possible improprieties in matters of business activities, financial reporting or other matters. The aim of this policy is to encourage the reporting of such matters in good faith, with the confidence that retaliatory action will not be taken against any employee who has filed any complaint alleging possible improprieties.

Our efforts towards good corporate governance were recognised at the Securities Investors Association of Singapore's 2005 Investors' Choice Awards, where we were named one of Singapore's most transparent companies.

SembCorp Industries endorses the principles of the Code of Corporate Governance issued by the Singapore Exchange Securities Trading Ltd (SGX-ST). This report outlines the Company's corporate governance processes and activities for the financial year with reference to the principles set out in the Code.

**Board of Directors**

***Effective Board to lead and effect controls (Principle 1)***

The Board's responsibility is to oversee the business, affairs and performance of the Company in the best interests of its shareholders. The Board focuses its activities on the key requirements of the Company such as:

- Providing entrepreneurial leadership and strategic direction to the Group, including approvals for major investments, divestments, restructurings, material contracts and matters of significance;
- Overseeing the businesses and affairs of the Group and monitoring the performance of Management against pre-agreed targets;
- Assuming full responsibility for the corporate governance framework of the Group and providing oversight in the proper conduct of the Group's businesses; and
- Being responsible to shareholders for the performance of the Group and ensuring adequate returns to shareholders.

A total of nine Board Meetings were held in the year and we achieved an average of 74% Board attendance. Four meetings were held in the year to review and approve the release of the quarterly results, discuss reports by Management on the performance of the Group, its plans and prospects and additional Board Meetings were also held to specifically consider other issues that had arisen during the year. Telephonic attendance and conference via audio-visual communication at Board Meetings are allowed under the Company's Articles of Association.

In addition, the Board has adopted a set of internal controls that sets out approval limits for capital expenditure, investments and divestments, bank borrowings and cheque signatories arrangements at Board level. Approval sub-limits are also provided at Management level to facilitate operational efficiency.

To ensure the efficient discharge of its responsibilities and to provide independent oversight of Management, the Board has established a number of Board Committees, including an Executive Committee, Audit Committee, Executive Resources & Compensation Committee, Nominating Committee, Budget Committee and Risk Committee. These key committees are primarily made up of independent and/or non-executive directors. Other ad hoc committees can be formed from time to time to look into specific areas as and when the need arises.

Membership in the different committees are carefully managed to ensure that there is equitable distribution of responsibilities among Board Members, to maximise the effectiveness of the Board and foster active participation and contribution. Diversity of experience and appropriate

**The Board Members for 2005 were:**

| Name of Director | Position held on the Board | Date of first appointment to the Board | Date of last re-election as Director | Nature of Appointment |
|---|---|---|---|---|
| Peter Seah Lim Huat | Chairman | July 29, 1998 | April 26, 2005 | Non-executive/ Non-Independent |
| Tang Kin Fei | Director | May 1, 2005 | N/A | Executive/ Non-Independent |
| K Shanmugam | Director | July 29, 1998 | April 30, 2004 | Non-executive/ Independent |
| Goh Geok Ling | Director | May 3, 2000 | April 30, 2004 | Non-executive/ Independent |
| Richard Hale, OBE | Director | Sept 1, 2000 | April 30, 2004 | Non-executive/ Independent |
| Yong Ying-I | Director | May 26, 2003 | April 30, 2004 | Non-executive/ Independent |
| Vichit Suraphongchai | Director | July 21, 2003 | April 30, 2004 | Non-executive/ Independent |
| Colin Au Fook Yew | Director | April 30, 2004 | April 26, 2005 | Non-executive/ Independent |
| Evert Henkes | Director | April 30, 2004 | April 26, 2005 | Non-executive/ Independent |
| Lee Suet Fern | Director | July 1, 2005 | N/A | Non-executive/ Independent |
| Lua Cheng Eng *(vacated office of Director on February 14, 2006)* | Director | July 29, 1998 | April 26, 2005 | Non-executive/ Independent |

skills are also considered. There is a need also to ensure that there are appropriate checks and balances between the different committees. Hence, membership of the Budget and Executive Committees, with their greater involvement in key businesses and executive decisions, and the membership of the Audit and Risk Committees with their respective oversight roles, is mutually exclusive.

***Strong and independent Board exercising objective judgement (Principle 2)***
***Audit Committee (Principle 11)***

The Board comprises 11 Directors, 10 of whom are non-executive Directors. The Board's Chairman is Mr Peter Seah Lim Huat. Mr Tang Kin Fei, who is the Group President & CEO, is the sole executive Director.

The Board is favourably composed of a majority of non-executive Directors, independent of management and independent in terms of character and judgement. This enables Management to benefit from external and objective perspectives on issues that are brought before the Board. The Directors consider that the Board is of the appropriate size and with the right mix of skills and experience given the size of the Company. The Board Members comprise business leaders, current or retired CEOs, professionals with financial backgrounds, two practising lawyers and members of the public sector. Reflecting the focus of the Group's business strategy to strengthen itself in key emerging markets, one-third of the Board today comprises Directors who are non-Singaporeans, namely Messrs Richard Hale, OBE, Vichit Suraphongchai, Colin Au Fook Yew and Evert Henkes. Profiles of the Directors are found on pages 24 to 25 of this Annual Report.

The Board does not believe it is possible to compile a list of criteria that are appropriate to characterise, under all circumstances, whether a non-executive director is independent. It is the approach and attitude of each non-executive director which is critical. The Board aims for diversity of knowledge and experience among its members in relation to the various businesses of the Group and the international nature of the Group. Through the delegation of its authority to the Nominating Committee, the Board has applied its best efforts to ensure that the Directors appointed possess the background, experience and knowledge in technology, business, finance and management skills critical to the Company's businesses. Best efforts have also been made to ensure that each Director with his special contribution brings to the Board an independent and objective perspective, to enable balanced and well-considered decisions to be made.

The Nominating Committee (NC) considers non-executive Directors, Messrs Lua Cheng Eng and Colin Au Fook Yew to be independent directors regardless of their respective appointments as advisors on the Temasek Advisory Panel and a subsidiary of Temasek. Notwithstanding this, the NC views them as persons of high integrity who have demonstrated a manifest ability to exercise strong independent judgement in deliberations in the interests of the Company and in discharging their duties as directors. Mr Lua Cheng Eng vacated his office of director on February 14, 2006.

**Board Committees**

The Company has six Board Committees:

a) Executive Committee;
b) Audit Committee;
c) Budget Committee;
d) Executive Resource & Compensation Committee;
e) Nominating Committee; and
f) Risk Committee

***Executive Committee (ExCo)***

The ExCo provides overall strategic direction to Management and approves policies and detailed strategies for the Group. It reviews and approves investments recommended by Management and recommends larger investments to the Board in accordance with the internal financial authority limits stipulated by the Board. The Committee also reviews and monitors the financial performance and progress of the Group. The ExCo held five meetings in the year with full attendance of its members.

The ExCo is chaired by Mr Peter Seah Lim Huat and its members are Mr Goh Geok Ling and Mr Colin Au Fook Yew. It generally met once a month, with full attendance of its members.

***Audit Committee (AC)***

The AC was chaired by Mr Lua Cheng Eng and includes independent directors, Mr K Shanmugam, Mr Richard Hale, OBE and Mrs Lee Suet Fern as members. Mr Richard Hale, OBE took over as Chairman from Mr Lua Cheng Eng with effect from February 14, 2006. During the year under review, the AC held five meetings. Members of the AC participated actively at meetings either by attendance or through teleconferencing.

The AC assists the Board of Directors in fulfilling its fiduciary responsibilities relating to corporate accounting and reporting practices of the Group and in respect of interested person transactions, its responsibility to act in the interest of the shareholders as a whole.

The main responsibility of the AC is to review with the external auditors, internal auditors and Management, the Company's policies and control procedures, interested person transactions as well as any matters or issues that affect the performance of the Group. The AC reviews the quarterly, half-yearly and annual results announcements as well as the financial statements of the Group and Company before they are submitted to the Board for approval. The AC also recommends the appointment of the Company's external auditors.

The Company has put in place a whistle blowing policy under which staff may raise concerns about possible improprieties in matters of financial reporting or other matters to the AC. This arrangement facilitates independent investigation of such matters for appropriate resolution.

The AC met with the external and internal auditors, without the presence of Management, during the year to review the cooperation and assistance given by Management to them.

The AC has reviewed the non-audit services provided by the external auditors to the Group, excluding its listed subsidiaries, SembCorp Logistics and SembCorp Marine, who have their respective audit committees. The AC is satisfied that the provision of the non-audit services by the external auditors did not impair their independence as external auditors.

***Budget Committee (BC)***

The BC is chaired by Ms Yong Ying-I and also includes Dr Vichit Suraphongchai as a member.

The BC implemented a planning cycle focusing on different initiatives in each quarter. Activities involved the quarterly and half-yearly review of financial results in relation to the budget, strategic initiatives and a five-year outlook of each main subsidiary as well as the annual budget plans and initiatives.

***Executive Resource & Compensation Committee (ERCC)***

The ERCC is chaired by Mr Peter Seah Lim Huat and its members are Mr Goh Geok Ling and Mr K Shanmugam.

The ERCC oversees executive compensation and development with the aim of building capable and committed Senior Management through focused management and progressive policies that can attract, motivate and retain talented executives to meet the current and future needs of the Company.

The ERCC reviews and approves remuneration and promotion of key executives as well as decides on issues pertaining to their development and succession. The ERCC also establishes guidelines on share options and other long-term incentive plans and approves the grant of such incentives to key executives. The underlying philosophy is to motivate executives to maximise operating and financial performance and shareholder value.

The ERCC also reviews the remuneration of its non-executive directors, executive director and senior executives, as well as major human resource management and compensation policies and practices of the Group.

# Corporate Governance

**Board Composition and Committees**

| Board Members | Executive Committee | Audit Committee | Budget Committee | Executive Resource & Compensation Committee | Nominating Committee | Risk Committee |
|---|---|---|---|---|---|---|
| Peter Seah Lim Huat | Chairman | | | Chairman | Chairman | |
| Tang Kin Fei | | | | | | |
| K Shanmugam | | Member | | Member | Member | Member |
| Goh Geok Ling | Member | | | Member | Member | |
| Richard Hale, OBE[1] | | Member | | | | Member |
| Yong Ying-I | | | Chairman | | | |
| Vichit Suraphongchai | | | Member | | | |
| Colin Au Fook Yew | Member[2] | | | | | |
| Evert Henkes | | | | | | |
| Lee Suet Fern | | Member[3] | | | | Member[4] |
| Lua Cheng Eng[5] | | Chairman | | | | Chairman |

*1 Appointed as Chairman of AC and RC on February 14, 2006*
*2 Appointed on November 1, 2005*
*3 Appointed on July 1, 2005*
*4 Appointed on July 13, 2005*
*5 Vacated office of Director on February 14, 2006*

The ERCC conducts, on an annual basis, a succession planning review of the CEO, all his direct reports and selected key positions in the Company. Potential internal and external candidates for succession are reviewed for different time horizons of immediate, medium-term and longer-term needs.

While the Chairman of the ERCC is not regarded as independent within the context of the definition of "independence" in SGX-ST's Code of Corporate Governance, he is a non-executive director independent of Management with a clear separation of his role from Management in deliberations of the ERCC. The ERCC has access to expert professional advice on human resource matters whenever there is a need to consult externally. In its deliberations, the ERCC takes into consideration industry practices and norms in compensation. The CEO is not present during the discussions relating to his own compensation, terms and conditions of service or the review of his performance.

The ERCC held four meetings in the year and achieved an average of 83% attendance.

***Nominating Committee (NC)***

The NC is chaired by Mr Peter Seah Lim Huat and its members are Mr Goh Geok Ling and Mr K Shanmugam.

The primary purpose of the NC is to support and advise the Company, its major subsidiaries and, where applicable, associated companies by nominating suitable candidates who are best able to discharge their responsibilities as directors having regard to the law and the high standards of governance practiced by the Group and evaluating the balance of skills, knowledge and experience of these boards. Appointments to these boards are made on merit, and against objective criteria. The NC takes care to ensure that appointees have enough time available to devote to their directorship roles. The independence of each director is reviewed annually by the NC.

***Risk Committee (RC)***

In 2005, the RC was chaired by Mr Lua Cheng Eng and included independent directors, Mr Richard Hale, OBE, Mr K Shanmugam and Mrs Lee Suet Fern (appointed on July 13, 2005) as members. Mr Richard Hale, OBE took over as Chairman from Mr Lua Cheng Eng with effect from February 14, 2006. The primary role and function of the RC is to assist the Board of Directors in fulfilling its oversight responsibilities in risk management by reviewing:

- The adequacy and effectiveness of the risk management plans, systems, processes and procedures of the Group;
- Group-wide risk policies, guidelines and limits; and
- The risk portfolio and risk levels including the treatment of identified risks.

The RC held two meetings in the year. Members of the RC participated actively at meetings either by attendance or through teleconferencing.

***Management Committee***

During the year, the Company's Group President & CEO, Mr Tang Kin Fei, chaired monthly Management Committee meetings comprising all the CEOs and Senior Management executives in the Group. At these meetings, the operating and financial performance of each of the businesses is reviewed and directions given to the relevant management for follow-up action. Such forums provide useful platforms for feedback and review of market trends and specific developments in the competitive landscape affecting the Group's businesses.

The respective functional divisional heads in the Company also chair regular discussion forums for their respective key functional staff across the Group. Such discussion groups aim at ensuring consistency of policies and sharing of developments in the relevant areas of discipline across the Group. Examples include the Chief Financial Officers Forum by the Group Chief Financial Officer, the Group Legal Counsel Forum by the Director, Group Legal, the Group Human Resource Forum by the Director, Group Human Resource and the Chief Risk Officers Forum by the Group Chief Risk Officer.

***Chairman and Chief Executive Officer (Principle 3)***

There is a clear separation of the roles and responsibilities between the Chairman and the Group President & CEO of the Company. The Chairman, Mr Peter Seah Lim Huat and the Group President & CEO, Mr Tang Kin Fei are not related to each other.

The Chairman, who is non-executive, takes a leading role in the Company's drive to achieve and maintain a high standard of corporate governance with the full support of the Directors, Company Secretary and Management.

He is responsible for the leadership of the Board, ensuring its effectiveness on all aspects of its role and setting its agenda. He acts independently in the best interests of the Company and shareholders. Meanwhile, the Group President & CEO is charged with the executive responsibility of running the Company's business. The Chairman facilitates the contribution of non-executive directors in particular and ensures constructive relations between executive and non-executive directors. He also ensures that the members of the Board work together with Management in constructive debate on various matters, including strategic and operational issues.

***Formal appointment and re-election of Directors (Principle 4)***

SembCorp Industries believes that all Directors should be submitted for re-election at regular intervals, subject to continued satisfactory performance. The boards of companies within the SembCorp Group are periodically renewed to ensure strong and sound leadership at the board level, enable a refreshing of talent as well as encourage the dynamics of an independent and balanced board. The Group President & CEO, while also a Board Member, is also subject to retirement and re-election by shareholders as part of board renewal. The nomination and election of Board Members is the prerogative and proper right of all shareholders.

The Board ensures the planned and progressive refreshing of its Members. The Company's Articles of Association require one-third of Directors to retire and subject themselves to re-election by shareholders at every Annual General Meeting (AGM) ("one-third rotation rule"). In other words, no Director stays in office for more than three years without being re-elected by shareholders. The NC reviews and considers the retirement and re-election of Directors prior to seeking shareholders' approval at the AGM.

In addition, a newly-appointed Director will submit himself for retirement and election at the AGM immediately following his appointment. Thereafter, he is subject to the one-third rotation rule.

Mr Tang Kin Fei and Mrs Lee Suet Fern were appointed to the Board on May 1, 2005 and July 1, 2005 respectively. They will each submit themselves for retirement and re-election by shareholders at the forthcoming AGM.

At the forthcoming AGM, Messrs K Shanmugam, Goh Geok Ling and Richard Hale, OBE will each submit themselves for retirement and re-election by shareholders, pursuant to the one-third rotation rule.

***Board performance and conduct of its affairs***
***Active participation and valuable contributions are key to overall effectiveness of the Board (Principle 5)***

Newly-appointed Directors are given briefings by Management, and facility visits to Strategic Business Units' (SBU) premises are also arranged to enable them to acquire an understanding of the Group, its business activities and strategic directions. Existing Directors are also invited to participate in such facility visits and orientation programmes. Two in-depth orientation programmes and facility visits were conducted on February 18 and November 7, 2005 for Directors to familiarise them with the Company's core businesses and strategic plans and objectives.

Changes to regulations and accounting standards are monitored closely by Management. To keep pace with regulatory changes, where these changes have an important bearing on the Company's or Directors' disclosure obligations, Directors are briefed either during Board meetings, or at specially-convened sessions, including training sessions and seminars conducted by external professionals. The Company also sponsors its Directors to attend training courses and seminars on topics such as additions or changes in laws, regulations and accounting standards which are of relevance to the Group.

Informal reviews of the Board's performance are undertaken on a continual basis by the Nominating Committee with inputs from the other Board Members and the Group President & CEO. The Board is constantly renewed to ensure strong, independent and sound leadership for the continued success of the business and the Company. The Board recognises the contribution of Directors, who over time, have developed deep insights into the Group's businesses. As such, the Board would exercise its discretion to retain the services of such Directors.

***Full access to information and resources***
***Directors have complete, adequate and timely information and resources (Principle 6)***

As a general rule, Board papers are sent to Directors a week before the board meeting so that the Directors have the relevant information for consideration and deliberation at Board Meetings. Managers who can provide additional insight into the matters at hand would also be present at the relevant time during the board meeting.

Management provides adequate and monthly management and other financial statements of the Company to the Board on business issues that require the Board's decision, as well as ongoing reports relating to operational and financial performance of the Group. Where a physical Board Meeting is not possible, timely communication with members of the Board is effected through electronic means including electronic mail, teleconferencing and videoconferencing. Alternatively, Management arranges to personally meet and brief each Director before seeking the Board's approval.

The Board has separate and independent access to the Group President & CEO, members of Senior Management and the Company Secretary at all times. Directors are also provided with the names and contact details of the Company's Senior Management and the Company Secretary to facilitate direct access to them. Where necessary, independent professional advice and consultations are made available to Directors, to ensure that full information and advice is available before important decisions are made by the Board. All the issues are actively debated by the Board and properly recorded.

Likewise, the AC also meets the external and internal auditors separately at least once a year, without the presence of the Group President & CEO and other Senior Management members, in order to have free and unfiltered access to information that it may require. The Company Secretary assists the Chairman with the preparation of meeting agenda and attends and prepares minutes of Board proceedings, ensuring good information flows within the Board and its Committees. She assists the Board on the compliance of the Company with its Memorandum and Articles of Association, laws and regulations, including requirements of the Companies Act, Securities Futures Act and the SGX-ST. She is also the primary channel of communication between the Company and the SGX-ST, the Accounting and Corporate Regulatory Authority and shareholders. The Company Secretary assists the Board to implement and upkeep good corporate governance and best practices across the Group.

**Competitive remuneration system**

***Remuneration of directors adequate and not excessive (Principle 7)***

***Competitive reward system to ensure highest performance and retention of best talents and key executives (Principle 8)***

***Disclosure on remuneration (Principle 9)***

The Group President & CEO, as executive Director, does not receive director's fees. As a lead member of Management, his compensation consists of his salary, allowances, bonuses, performance share awards conditional upon his meeting certain performance targets (details are available on page 166 of the Annual Report) and share options. Details on share options granted and their fair value are available on page 163 and page 213 of the Annual Report respectively.

Non-executive Directors have remuneration packages that consist of a director's fee component pursuant to the Company's Directors' Fee Policy, an attendance fee component and a share options component pursuant to the Company's Employee Share Plan. The company does not have a retirement remuneration plan for non-executive Directors. The Directors' Fee Policy is based on a scale of fees divided into basic retainer fees and additional fees for attendance and service on Board Committees. Details on share options granted and their fair value are available on page 163 and page 213 of the Annual Report respectively.

The basis of allocation of the number of share options takes into account a Director's contributions and additional responsibilities at Board Committees. The report on Directors' Remuneration is found on page 266 of the Annual Report. We believe that our Directors are adequately compensated in line with market norms.

The Directors' remuneration for 2005 is S$643,083 (S$635,166 in 2004) and is derived using the following rates:

| Type of appointment | S$ |
|---|---|
| i) Board of Directors | |
| – Basic fee | 25,000 |
| – Chairman's allowance | 35,000 |
| – Vice Chairman's allowance | 20,000 |
| ii) Executive Committee | |
| – Chairman's allowance | 30,000 |
| – Member's allowance | 25,000 |
| iii) Audit Committee | |
| – Chairman's allowance | 30,000 |
| – Member's allowance | 20,000 |

**Type of appointment**

| | S$ |
|---|---|
| iv) Risk Committee | |
| - Chairman's allowance | 25,000 |
| - Member's allowance | 10,000 |
| v) Executive Resource & Compensation Committee / Nominating Committee | |
| - Chairman's allowance | 25,000 |
| - Member's allowance | 10,000 |
| vi) Budget Committee | |
| - Chairman's allowance | 25,000 |
| - Member's allowance | 10,000 |

*Notes:*
*Mr Tang Kin Fei, as an executive Director, did not receive director's fees.*
*Ms Yong Ying-I, as a public sector nominee, receives a reduced allowance of $10,000 for her chairmanship of the Budget Committee.*

Key executives are rewarded based on actual performance achieved relative to pre-agreed performance targets which include financial and non-financial performance indicators such as Economic Value Added (EVA), Total Shareholders' Return and promoting and maintaining Health, Safety and Environment issues. We believe that the current reward systems in the Group are in line with market norms and formulated to motivate executives to give their best to the Group. Rewards include both short-term and long-term share-based awards, which will further ensure the retention of the best talents and high performing executives in the Group.

The Group adopts an incentive compensation plan for key executives tied to the creation of EVA as well as to attainment of individual performance goals. Individual incentive compensation is linked to the EVA created by the Group and its subsidiaries.

A "bonus bank" is used to hold incentive compensation credited in any year. Typically, one-third of the available balance is paid out in cash each year, with the balance being carried forward to the following year. Such carried-forward balances of the bonus bank may either be reduced or increased in future, based on the yearly EVA performance of the Group and its subsidiaries.

In 2005, the ERCC, with advice and assistance from an independent compensation consultant, redesigned its approach to the share-based incentive awards, with particular focus on establishing new standards for share-based incentive grants. The redesigned share-based incentive grants took into account evolving practices at other major public-listed companies, as well as the Group's objective of further enhancing linkages between employee performance and the creation of shareholder value. The redesign was completed and implemented in 2005.

Rather than set out the names of the top key executives who are not also Directors of the Company, we have shown the number of key executives in remuneration bands of S$250,000 from S$100,000 onwards, of the key businesses' CEOs, including the CEO of Singapore Precision Industries, the Executive Chairman, SembCorp Parks Holdings, and the Group Chief Financial Officer. This should give a macro perspective of the remuneration profile in the Group, while maintaining the confidentiality of staff remuneration matters.

**Remuneration Band for Key Executives**

| Remuneration Band (S$) | No. of employees |
|---|---|
| 1,750,000 and above | 2 |
| 1,500,000 to 1,749,999 | 1 |
| 1,250,000 to 1,499,999 | 1 |
| 1,000,000 to 1,249,999 | 1 |
| 750,000 to 999,999 | 1 |
| 500,000 to 749,999 | 1 |
| 250,000 to 499,999 | – |
| 100,000 to 249,999 | – |

***Internal control and risk management (Principle 12)***
The Board and Management of the Company are fully committed towards establishing a robust system of internal controls and risk management. For more information on the progress of our Enterprise Risk Management system, please refer to page 126 of this Annual Report.

**Internal audit**

***Independent internal audit function (Principle 13)***

The internal audit function of the Group is provided by the Group Internal Audit Department (GIA) which reports directly to the AC Chairman on audit matters and administratively to the Group President & CEO.

GIA adopts a risk-based methodology in defining its annual internal audit plan, which is reviewed and approved by the AC. The internal audits performed are aimed at assisting the Board and Management in the discharge of their corporate governance responsibilities, as well as to improve and promote effective and efficient business processes within the Group. To ensure that the internal audits are performed by competent professionals, GIA employs qualified staff and identifies and provides training and development opportunities to them so that their technical knowledge remains current and relevant.

**Communication with shareholders**

***The Board is accountable to the shareholders (Principle 10)***

***Regular, effective and equal treatment of shareholders (Principle 14)***

The Company believes that shareholders should be given a fair and accurate view on the affairs of our Company on an ongoing basis. Shareholders are entitled to timely and complete information on financial data and material developments, as well as an understanding of our business directions and prospects.

All SembCorp Industries' price-sensitive information is disseminated to its shareholders via SGXNET so as to ensure all shareholders have access to material information at the same time. Disclosure is never done on a selective basis. Financial and other performance data is given for the Group as well by business unit or division where appropriate to allow our shareholders better insight into the Group's earnings drivers. During the release of earnings results, the press release on the results announcement is first released by SGXNET onto the SGX-ST website. Thereafter a briefing or teleconference by Management is held jointly for the media and analysts.

All materials used at the briefing, including the presentation slides, are made available on SGXNET as well as on the Company website at www.sembcorp.com.sg.

Following the release of earnings or price-sensitive developments, Investor Relations staff are available by e-mail or telephone to answer questions from shareholders and the media as long as the information requested does not conflict with the SGX-ST's rules of fair disclosure.

***Greater shareholder participation at General Meetings (Principle 15)***

The Company recognises that good corporate governance requires active participation of shareholders in decision-making at General Meetings of Shareholders. We encourage shareholder participation at General Meetings. Information on shareholders' meetings is disseminated through notices published in newspapers, as well as through reports or circulars sent to all shareholders. All registered shareholders are invited to participate in shareholder meetings. If they do not wish to attend in person, they can issue instructions to accept, reject or abstain on each individual item on the meeting agenda by giving instructions to their proxy. Each shareholder is allowed to appoint up to two proxies to vote on his behalf at the meeting.

The Company also allows CPF Investors to attend General Meetings as observers.

At General Meetings of shareholders, our Chairman, Group President & CEO as well as the AC Chairman would be present together with the Group Chief Financial Officer, the Company Secretary and our external auditors to answer shareholders' questions. Minutes of shareholders' meetings are available on request by registered shareholders.

For further details on SembCorp Industries' communications with its shareholders, see the Investor Relations section on page 136 of this Annual Report.

**Dealings in securities**

The Company has adopted a Code of Compliance on

Dealing in Securities, which prohibits dealings in the Company's securities by its officers during the period commencing two weeks prior to the announcement of the Company's quarterly results. Directors and executives are also expected to observe insider trading laws at all times even when dealing in securities within the permitted trading period.

**Interested person transactions**

Shareholders have adopted a Shareholders' Mandate (Mandate) in respect of interested person transactions of the Company. The Mandate sets out the levels and procedures to obtain approval for such transactions. Information regarding the Mandate is available on the Company's website, www.sembcorp.com.sg. All SBUs are required to be familiar with the Mandate and report any such transactions to the Company's Group Finance department (GF). GF maintains a register of the Company's interested person transactions to capture all interested person transactions in accordance with reporting requirements as stipulated by Chapter 9 of the SGX-ST Listing Manual. Information on interested person transactions for 2005 may be found on page 268.


EXIT

(Pictured) Shareholders voting at our 2005 Annual General Meeting. SembCorp Industries recognises that good corporate governance requires shareholders' active participation in decision-making at General Meetings.


SembCorp
Gas



SembCorp Utilities' gas unit supplies compressed natural gas, an environmentally friendly alternative to petrol and diesel, from its refuelling station on Jurong Island, Singapore.

# We believe that integrating environmental, health and safety considerations into our business practices is not only the right thing to do, but also good for our business.

**Our commitment**
SembCorp Industries recognises that in order for us to be a truly successful company, we must behave as a responsible corporate citizen and be committed to improving the world around us. This commitment shapes our present and future actions. We aim to manage our impact on the environment, safeguard the health and safety of our employees and contribute to the communities in which we operate.

In line with this, we believe that integrating environmental, health and safety considerations into our business practices is not only the right thing to do, but also good for our business. It helps us to manage risk better, lower costs through improved efficiency, increase our value as an investment and grow our business in an ethical and sustainable manner.

**SembCorp Industries**
**Environment, Health and Safety (EHS) Statement**

SembCorp Industries strives to be a leader - setting standards for the industry. We are committed to responsibly serving our community and safeguarding the environment. We aim to conduct all business operations in a manner that ensures the health and safety of our customers, employees, the communities in which we operate and our ecological system.

Understanding the importance of health, safety and the environment, we will:

- Assist the community by offering products, services and solutions that will better conserve and protect our environment
- Encourage conservation and recycling in an effort to increase participation in recycling and promote environmental awareness among our staff and community
- Ensure safe operations, while minimising impacts on the environment and the communities in which we operate

As part of our ongoing efforts to improve our operations in a responsible and environmentally sustainable manner, we will also:

- Comply with existing environmental health and safety laws and legislation in all our operations
- Continue research, development and employee training and education in order to conduct business in a responsible manner
- Conduct careful review of all procedures to improve performance and quality, with constant consideration of environmental factors

**SembCorp Group's environmental business lines**

| Business | Activities | Countries of operation |
|---|---|---|
| SembCorp Utilities (SembUtilities) | Provision of natural gas, cogeneration of power and steam, power generation from natural gas and renewables, treatment of hazardous industrial waste, treatment and recycling of industrial wastewater | Singapore, China, UK |
| SembCorp Marine – JPL Industries | Recycling of copper slag from shipyard grit-blasting | Singapore |
| SembCorp Environmental Management | Operation of waste collection, recovery and sorting systems, medical waste incineration, paper recycling, construction waste recovery, biological waste treatment | Singapore, Australia, China, India |
| SembCorp Engineers and Constructors – Environmental Division | Design and construction of wastewater collection and treatment systems, building of waste management facilities | Singapore |

Translating this commitment into action is a significant undertaking, but we have made good progress in 2005. Implementation of ISO 14001 and other EHS management systems continued during the year. In addition, a number of commendable safety, emission reduction and waste management initiatives were also launched across the Group. As a result we have managed to save resources, reduce our greenhouse gas emissions and make our workplaces safer.

2005 marked a significant year for our community involvement, with the launch of the Trailblazer-Wong Kok Siew Fund in aid of children, youth and education. Across the Group, SembCorp's businesses also continued efforts to aid those in tsunami-stricken areas, offering our facilities as collection points for donations, collecting proceeds and donating cash, food, medicine and clothing. Our employees also volunteered their time, money and care to a number of community development initiatives.

As we move into 2006 and beyond, we aim to build on our efforts in the past year, address issues that are important to our stakeholders and become a more responsible and sustainable company.

**Our approach**

Our approach to incorporating environmental and social considerations into our business operations comprises four principles. Firstly, we actively invest in sustainable businesses that increase shareholder value. Secondly, we implement sound internationally recognised EHS management systems. Thirdly, we continually aim to enhance the environmental safety and impacts on health of our processes, products and services through integrating EHS measures into our business processes, as well as through ongoing feedback and innovation. Fourthly, we work closely with our partners and suppliers for mutual EHS improvement to effect a more far-reaching positive impact.

***Investing in sustainable businesses***

With a view that environmental management issues are opportunities for business and not just risks to be managed, we have continued to invest in businesses that have a positive effect on the environment. *(See table above for details of our environmental business lines.)*

In 2005, the SembCorp Group continued to grow its environmental business lines. Significant milestones and investments include:

- A £60 million (S$187 million) investment to build a new wood-burning power station at the Wilton International site, Teesside, UK. The plant will be one of the UK's largest biomass renewable energy projects.
- The commencement of operation of the new 42 megawatt gas-fired turbine for SembCorp Utilities UK (SembUtilities UK) Wilton Power Station. The new unit, which replaces an existing oil-fired boiler, uses the latest "dry low NOx" technology, enhancing the efficiency of the plant and reducing the emission of air pollutants.
- A US$8 million (S$13 million) investment in a joint venture company to acquire, expand, own and operate an existing 10,000 cubic metres per day integrated wastewater treatment facility in ZhangJiaGang Free Trade Zone in Jiangsu Province, China.
- The commencement of operations of a 12,500 cubic metres per day wastewater treatment facility in Nanjing Chemical Industrial Park, China.
- The commercial launch of Singapore's first fleet of taxis running on compressed natural gas (CNG). The CNG was supplied by SembUtilities' subsidiary SembCorp Gas, marking a milestone in green fuel development in Singapore.

***EHS management systems in place***

Each business unit is responsible for managing its own EHS performance and initiatives. To this end, ISO 14001 has been well implemented throughout the Group, ensuring that proper environmental management systems are put in place and regularly monitored. In addition, a number of business units have gone beyond ISO 14001 certification by adopting complementary systems, specific to their business activities. When possible, we integrate our environmental, quality and safety measurement systems – achieving certification under ISO 9001, ISO 14001 and Occupational Health & Safety OHSAS 18001. We also abide by CP 79, Singapore's Code of Practice for Safety Management Systems for construction worksites. *(See table below for certification systems in place in our business units.)*

**Certification systems in place in the SembCorp Group**

| | ISO 14001 | ISO 9001 | OHSAS 18001 |
|---|---|---|---|
| **SembCorp Utilities** | | | |
| SUT Sakra | ● | | |
| SembCorp Gas | | ● | |
| SMOE | ● | ● | ● |
| **SembCorp Marine** | | | |
| Jurong Shipyard | | ● | ● |
| Sembawang Shipyard | ● | ● | ● |
| Jurong SML Shipyard | | ● | |
| PPL Shipyard | | ● | |
| PT Karimun Sembawang Shipyard (Indonesia) | | ● | |

**Certification systems in place in the SembCorp Group**

| | ISO 14001 | ISO 9001 | OHSAS 18001 |
|---|---|---|---|
| **SembCorp Logistics** | | | |
| Singapore Offshore Petroleum Services | ● | ● | ● |
| ST Airport Services | ● | ● | ● |
| Oil-Tex (Thailand) | ● | ● | ● |
| ST Medical Services | | ● | |
| Government Business Group | | ● | |
| Freight Management Division | | ● | |
| Clementi Warehouse | | ● | |
| SembCorp Zenecon | | ● | |
| **SembCorp Environmental Management** | | | |
| SembCorp Environmental Management | ● | ● | ● |
| SembWaste (Municipal) | ● | ● | ● |
| SembWaste (Industrial / Commercial Waste) | ● | ● | ● |
| SembWaste Cleantech | ● | ● | ● |
| SembEnviro Tay Paper | ● | ● | ● |
| SembVisy Recycling | ● | ● | ● |
| Lim Chu Kang Depot | ● | ● | ● |
| Materials Recovery Facility | ● | ● | ● |
| SembSITA Australia | ● | ● | ● |
| **SembCorp Engineers and Constructors** | | | |
| SembCorp Engineers and Constructors | ● | ● | ● |
| SembCorp Simon-Carves | ● | ● | ● |
| SembCorp Design & Construction | ● | ● | ● |
| SembCorp (Tianjin) Construction Engineering | ● | ● | ● |
| ST Architects and Engineers | ● | ● | |
| Construction Technology | ● | ● | ● |
| Reliance Contractors | ● | ● | ● |
| SembCorp Infrastructure (India) | | ● | |
| **Other Business Units** | | | |
| SembCorp Parks Management | | ● | |
| Batamindo Industrial Park | ● | ● | |
| Vietnam-Singapore Industrial Park | | ● | |
| Singapore Mint | ● | ● | |
| Island Leisure International | | ● | |

Other proactive measures used by the Group's operating units include SembCorp Marine (SembMarine) subsidiary Sembawang Shipyard's adoption of Det Norske Veritas' International Safety Rating System (ISRS). ISRS audits encompass 20 elements, including key EHS parameters such as accident investigation, emergency preparedness, materials and services management and planned inspections and maintenance. Sembawang Shipyard implemented ISRS in 1992 and has undergone yearly audits. In the 2005 audit, the yard maintained a rating of Level 9 on a ten-level scale.

***Embedding EHS measures in our operations***

Our EHS management is strengthened through the embedding of EHS measures in our operational processes and the setting of key targets.

These embedded EHS measures can take the form of controls put in place for products. An example of this is SembCorp Engineers and Constructors (SembE&C)'s Total Environmental Quality Score system, which integrates environmental considerations into the building design process. More than 50 criteria are applied to each SembE&C building project at the design stage. If the project does not achieve a minimum score (73 out of 100) it is sent back for review and re-design.

More often however, EHS measures are embedded in operational processes. For instance, Sembawang Shipyard has a host of in-house performance management systems including a Behaviour-based Safety Programme, an EHS Code of Conduct backed by fines for violations by workers and contractors, regular environmental audits and a red card / yellow card system for EHS violations. EHS data is also monitored and reviewed at a monthly Shipyard Industrial Safety & Health Committee meeting chaired by the yard's managing director, with an overall review on an annual basis.

Meanwhile, SembCorp Logistics (SembLog) subsidiaries, ST-Airport Services and Singapore Offshore Petroleum Services, set a zero-target for accidents, injuries and spillages and practices "near-miss" and hazard reporting. In addition to proper safety monitoring and management, SembCorp's operations staff also undergo extensive safety training. For instance, SembUtilities staff and contractors undergo training in chemical safety, confined space entry, waste management, fire safety, first aid and hazardous material spill control. In addition, emergency drills and exercises are also regularly carried out to test emergency preparedness.

At SembE&C, each individual project conducts its own safety promotion activities such as job safety and hazard training, involving all levels of employees from line workers to senior managers.

Audits are also incorporated into our operations to strengthen the functioning of EHS management systems. For instance, SembUtilities identifies key strategic issues for the company such as greenhouse gas emissions and carries out annual environmental and risk assessments at applicable facilities.

***Engaging employees***

To drive staff commitment and build an organisation-wide safety culture, employees are assessed on their EHS performance. For example, SembLog and SembE&C have a balance scorecard of EHS metrics to track and evaluate the performance of site employees and senior managers. Similarly, SembCorp Environmental Management (SembEnviro) promotes a "zero-accident" policy for all its vehicle operations. Operations staff who achieve this are recognised through in-house awards in addition to awards endorsed by the National Safety Council of Singapore.

SembCorp Industries also actively encourages staff at all levels to contribute ideas and suggestions from an operational perspective to improve workplace practices and products and services, including their environmental safety and impact on employee health.

Innovation and quality circles at SembUtilities, SembE&C, SembLog, SembCorp Parks Management, Batamindo Investment Cakrawala and Bintan Inti Industrial Estate, comprising cross-functional teams, provide a dynamic platform for sharing ideas and suggestions.

On a Group-wide level, outstanding solutions are also rewarded at our annual intra-Group Innovate, Discover, Engineer and Achieve (IDEA) Awards. Award-winning entries in 2005 included the recycling of industrial wastewater into highly purified water for industrial use; an innovative device for reducing injuries while shifting and aligning pipes; and a scheme for the utilisation of heat inertia from tripped boilers to continuously supply steam to customers without any interruption in the event of a trip at our Jurong Island cogeneration plant.

We also encourage employees to participate in national awards for EHS, leveraging on these to affirm the value of staff EHS contributions. In 2005, Sembawang Shipyard received the Ergonomic Solution Award from the Ministry of Manpower for ergonomic and safe solutions employed at the workplace for all employees. The shipyard also clinched silver and bronze awards at the Safety Innovation Team Convention for its innovative ideas for safe use of cable cranes and hull hooks.

***Working with our partners***

We understand the importance of working closely with our clients, contractors and suppliers to manage the environmental and health impacts of our core business operations.

For instance, EHS accountability to customers is encompassed in Sembawang Shipyard's alliance partnerships with long-term customers such as Shell and BP. For work on vessels commissioned by these alliance partners, EHS performance is monitored on a per-ship basis and the data is presented to the alliance partner during the yard's Annual Alliance Review.

Sembawang Shipyard's Contractor of the Month award is another example of working with contractors to improve the safety of processes and work environments. The EHS performance of the contractor is the main criteria for selection of the award; half the cash prize of S$10,000 must be used by the contractor to purchase personal protective equipment for its workers.

Both SembE&C and SembLog also include EHS criteria in their comprehensive vendor and partner selection systems. SembE&C's Partner of Choice scheme gives preference to vendors and sub-contractors who qualify under these criteria, offers a premium price to them and waives any performance bond. Meanwhile, SembLog's Core Vendor Selection Criteria screens vendors by certification in ISO 14001 and OHSAS 18001.

In addition to training its own employees in safety management, SembE&C also trains its sub-contractors to bring them on board to its zero-accident safety vision. Vendors and contractors are also invited to participate in seminars and training courses to ensure better understanding and adoption of the company's EHS policies.

**Our initiatives**

The following sections focus on SembCorp Industries' significant environmental, health, safety and social initiatives undertaken in 2005.

***Energy conservation and clean air***

In 2005, SembUtilities Singapore successfully converted all of its boilers on Jurong Island from heavy fuel oil to natural gas. With this, the steam and power that we supply to customers in Singapore is now sourced entirely from a fuel that generates substantially less air emissions and no waste, compared to fossil fuels. In addition, the minimum turndown temperature of the boilers was lowered as a result, causing boiler efficiency to increase to 93.5%. Our customers also stand to enjoy cost savings of approximately S$15 million per year, based on the price of fuel oil in 2005.

At SembUtilities UK, we continued to supply our customers with steam and power produced from tallow, a form of renewable fuel. In 2005, we burnt approximately 78,000 tonnes of tallow (70,050 tonnes fuel oil equivalent). The project has been recognised as contributing towards the UK's goal of producing 20% of its energy from renewable sources by 2010.

SembUtilities UK furthered its foray into renewable energy by investing £60 million (S$187 million) in a new wood-burning biomass power station, Wilton 10. Construction for this project began in October 2005. This pioneering facility is set to become one of the UK's largest biomass renewable energy projects, generating 30 megawatts of electricity. "Biomass" refers to renewable plant-derived organic matter – such as dedicated energy crops, trees and wood wastes – used in place of fossil fuels to generate energy or energy-related products. Wilton 10 will be fuelled by discarded wood from sawmills and forestry operations, as well as from specially grown energy crops cultivated within a 50 mile radius of the site. The cultivation of these energy crops will in itself mean the afforestation of 7,500 acres, the equivalent of around 3,000 football pitches, and will create wildlife havens throughout the region.

SembLog minimised its vehicular air emissions by purchasing three 40,000 litre mobile refuelling units for its transportation vehicles. The capacity is three times that of SembLog's current transportation vehicles and will cut down the number of refuelling trips made, thereby reducing emissions.

Sembawang Shipyard also achieved its goal of phasing out all ozone depleting substances from its fire-fighting systems in 2005 by converting to hydrochloroflurocarbon-based (HCFC-based) systems instead of the more destructive halon-based fire extinguishers.

***Water***

In 2005, SembUtilities continued its development of an ongoing industrial effluent recovery project on Jurong Island that aims to reclaim 52% of industrial effluent as demineralised water and to conserve Singapore's precious water resource. Approximately 6,240 cubic metres per day of industrial effluent is passed through a series of physical, chemical and biological treatment processes every day, removing all biodegradable components, which are then discharged safely.

To further our water conservation measures, rainwater is collected by SembLog in purpose-built tanks at two logistics centres for non-potable uses such as toilet flushing and cleaning. In addition, seawater is used to cool the air-conditioning system at one of our logistics centres. These measures have reduced our demand for processed water and led to significant cost savings.

***Waste management and resources***

In 2005, Sembawang Shipyard achieved a cost recovery of approximately S$5 million from its Waste Management Programme, which aims to reduce materials wastage and increase recycling. The programme involves waste segregation and recovery of materials from paint drums, zinc anoldes, ferrous and non-ferrous metals.

Similarly, by making simple changes to our packaging practices, we managed to substantially reduce our materials usage and costs. SembLog reduced its materials use by standardising the sizes of packaging and storage materials such as containers, trays and pallets, as well as fabricating them in durable plastic.

As an enhancement to its waste collection services and to boost recycling, SembEnviro invested in dual-compartment waste collection trucks in 2005. Equipped with separate compartments that can store both waste and recyclables, these trucks enable daily recycling at residential facilities and help to minimise waste in Singapore.

***Health and safety***
During the outbreak of dengue fever in October 2005, SembE&C worked with the Building Construction and Timber Industries Employees' Union representatives to visit work sites and teach workers dengue prevention techniques. Major work sites also established their own in-house pest control teams and worked in tandem with licensed pest control operators to prevent mosquito breeding. In addition, SembE&C appointed designated factory doctors for all construction sites and a resident industrial nurse at selected sites, to provide first aid and mitigate injury risk. With such robust safety measures in place, SembE&C received a Silver Award and nine Certificates of Merit under the Ministry of Manpower's 2005 Annual Safety Performance Awards.

SembUtilities UK received recognition for its health and safety excellence in September 2005. It was jointly awarded the British Safety Council's prestigious Sword of Honour award, together with six other major companies located at the Wilton International industrial site. The Sword, which recognises competence in managing health and safety risks and success in promoting an organisation-wide safety culture, is widely regarded as the global pinnacle of workplace health and safety achievement. SembUtilities UK and its six other co-applicants not only achieved the award at the first attempt, but also collectively became the first multi-company site to gain the award since its inception 26 years ago.

***Nature conservation and environmental awareness***
In 2005, Sembawang Shipyard continued its long-term sponsorship of the annual Green Wave Environmental Care Competition for schools. The competition, which aims to promote awareness and a sense of personal responsibility for the environment amongst students, as well as encourage creative thinking for environmental improvement, attracted more than 1,000 participants in 2005. Students' projects covered a wide array of environmental concerns. Some 43 awards, including prizes of up to S$10,000, were given out.

SembEnviro organised a Recycling Day at a local constituency to facilitate recycling efforts and build awareness within the community. As an incentive for participation, it offered to exchange recyclables for household essentials such as rice, instant noodles and tissue packs. A total of 13 tonnes of recyclables were collected during the event.

***Community involvement***
In 2005, the SembCorp Group continued to support charitable, educational and cultural causes through direct donations and in-kind support. (See KPI 1: SembCorp Group's charitable giving & community on page 121).

In July 2005, SembCorp Industries and its subsidiaries launched the S$1.2 million Trailblazer-Wong Kok Siew Fund, consolidating community giving efforts across the Group and building on the Group's community focus on children, youth and education. Pooling its resources and efforts under the Fund enables the Group to adopt a better coordinated and holistic approach to its charitable efforts and provides a focal point to galvanise greater support and attract donations from outside the SembCorp Group.

Key programmes under the fund include the following:
- **School Book Assistance Grant (SchoolBAG)** by SembMarine to assist low-income households with school children in purchasing textbooks, uniforms and stationery at the commencement of the school year.
- **Global Learning Journey** by Singapore Mint to educate school children about foreign countries in a creative way, using coins, educational exchanges and visits to foreign mints.
- **Jamiyah Children's Home** sponsorship by SembEnviro to support 77 less privileged children.

In 2005, the Group also continued in its efforts to help people in tsunami-stricken areas. SembEnviro raised S$11,682 and collected over 16 tonnes of clothing, whilst SembE&C donated S$17,260 and containers full of clothing, medication, dried food and drinking water to the Singapore Red Cross Society's disaster relief efforts. In addition, SembLog opened up two of its logistics centres as collection points for public donations and was awarded a commendation from the National Volunteer and Philanthropic Council for 'Significant Contributions to the Relief and Reconstruction Efforts after the Asian Tsunami Disaster'. SembCorp Parks Management's (SembParks) PT Bintan Inti Industrial Estate and its tenant, PT Tunaskarya, jointly carried out a donation drive in aid of tsunami victims in Aceh and North Sumatra.

Our employees also volunteered their time to the community in various ways. For example, SembLog volunteers helped to sort and pack food and gift items for the needy as part of the Boys' Brigade Sharity Gift Box scheme. During the dengue fever outbreak in Singapore, 11 SembEnviro employees volunteered to participate in the National Environment Agency's "carpet-combing" exercise for dengue fever prevention in the community.

Our contributions also extended to communities in Vietnam and Indonesia, where SembParks operates its industrial parks. Batamindo Industrial Park (BIP) sponsored scholarships to 605 students from the nearby community worth S$36,075, whilst the Vietnam-Singapore Industrial Park (VSIP) sponsored scholarships for 40 students totalling S$30,000. In addition, BIP also donated food and medical aid worth S$33,483 to needy recipients in its community, whilst VSIP donated S$5,000 to the Vietnam Red Cross.

**Our performance**

In addition to the key initiatives above, in 2005 we continued to monitor our environmental, safety and community performance quantitatively through the use of Key Performance Indicators (KPIs). Due to the diverse nature of our operations, separate KPIs specific to each of our five main business units were applied, in addition to a Group-wide KPI for charitable giving. Our scorecards are presented on pages 121 to 123.

**KPI 1: SembCorp Industries – Charitable giving & community**

The total amount of charitable donations by the SembCorp Group in 2005 was S$2.3 million, compared with S$1.1 million in 2004. Through these donations we actively support charities, philanthropic efforts, educational events, welfare groups, community events and underprivileged people.

**KPI 2: SembUtilities – $CO_2$ emissions**

Carbon dioxide ($CO_2$) from SembUtilities' worldwide power generation activities is one of our major remaining emissions and hence is one of our KPI. We have achieved good reduction in $CO_2$ emissions per million dollar sales over the last few years. In 2005, we continued to reduce our emissions by using natural gas in place of fuel oil in selected boilers and by obtaining energy from renewables.

KPI 1: SembCorp Group's charitable giving & community

| | |
|---|---|
| Children | 1% |
| Education | 75% |
| Community & volunteerism | 8% |
| Sports & fitness | 11% |
| Others | 5% |



KPI 2: SembUtilities' $CO_2$ emissions[1]

| | 2003 | 2004 | 2005 |
|---|---|---|---|
| Absolute Ktonnes of $CO_2$ emissions | 3,080 | 3,104 | 2,970 |
| Tonnes of $CO_2$ emissions per S$ million revenue | 1.58 | 1.06 | 0.76 |


3,200
2,400
1,600
800
0
1.6
1.2
0.8
0.4
0
3,080
3,104
2,970
2003
2004
2005

*1 Data from SembUtilities majority owned operations worldwide*

**KPI 3: SembMarine's Sembawang Shipyard – Accident frequency rate**

Safety has always been a key priority of SembMarine's shipyards. Our Environment, Health and Safety Management System at Sembawang Shipyard has been in place since the 1970s and a Behavior Based Safety system, since 2001. We are profiling the accident frequency rate as the KPI for Sembawang Shipyard.

**KPI 4: SembLog's ST-Airport Services – Fuel spillages**

ST-Airport Services' core business includes the transport, storage and delivery of large quantities of aviation fuel. Product spillage can cause water and ground contamination, increase fire risk and result in other negative impacts. To minimise this risk, we have put in place a comprehensive management system consisting of procedures and monitoring programmes to prevent fuel spillage. Hence we are profiling fuel spillages as the KPI for these operations. We have achieved our target of zero spills every year since beginning operations in 1996.

KPI 3: Sembawang Shipyard's accident frequency rate
(Number of lost time accidents per million man hours' work)

| | 1994 | 1995 | 1996 | 1997 | 1998 | 1999 | 2000 | 2001 | 2002 | 2003 | 2004 | **2005** |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Sembawang Shipyard's accident frequency rate | 8.8 | 8.7 | 7.1 | 4.2 | 3.8 | 3.1 | 4.1 | 4.3 | 2.6 | 2.9 | 2.5 | **2.6** |
| Ministry of Manpower industry target | 9.6 | 8.8 | 7.9 | 7.3 | 6.1 | 5.1 | 3.8 | 4.1 | 3.1 | 2.8 | 2.8 | **2.7** |


10
8
6
4
2
0
8.8
8.7
7.1
4.2
3.8
3.1
4.1
4.3
2.6
2.9
2.5
2.6
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005

**KPI 5: SembEnviro –**
**Vehicle accident rate**

With a fleet of more than 300 vehicles on the road 365 days a year, road safety is of utmost importance to SembEnviro. We have been monitoring our vehicle accident rate KPI closely and have put in place a number of initiatives to reduce accidents. Our efforts to improve safety have led to a drop in the accident-to-kilometre (km) travelled ratio to 0.68 accidents to every 100,000 km travelled in 2005, well within our target of less than one accident per 100,000 km.

**KPI 6: SembE&C –**
**Water consumption**

Reducing the consumption of water, a precious resource in Singapore, has been an integral part of our environmental management system for many years. SembE&C continued to reduce its water consumption per million dollar of sales in 2005 and remains committed to reducing the amount of water utilised for our construction activities and processes.

KPI 5: SembEnviro's vehicle accident rate
(Number of accidents per year)

| | 2002 | 2003 | 2004 | 2005 |
|---|---|---|---|---|
| Accidents | 254 | 152 | 81 | 96 |
| Accidents per 100,000 km travelled | - | 1.25 | 0.78 | 0.68 |



300
240
180
120
60
0
1.5
1.2
0.9
0.6
0.3
0
254
152
81
96
2002
2003
2004
2005


KPI 6: SembE&C's water consumption
($m^3$ per S$ million sales)

Average water consumption
SembE&C's moving average
SembE&C's target



2,000
1,600
1,200
800
400
0
1,785
1,008
1,195
913
885
720
2000
2001
2002
2003
2004
2005


TEESSIDE
EMERGENCY
SERVICES
N817 CAJ



(Pictured) Advanced firefighting machines employed by SembCorp Utilities UK's rapid response emergency team, who is on constant standby to assure onsite safety.

# Each SBU is to embed the ERM framework into its business processes and ensure that risks are proactively addressed and managed in a timely and effective manner.

Under the direction of the Board and Management of SembCorp Industries, a coherent Enterprise Risk Management (ERM) framework has been developed for implementation across the Group. In line with our commitment to deliver sustainable value, the objective of this framework is to provide an integrated and systematic approach for evaluating and managing the risks that our businesses are facing.

The implementation of the ERM programme in the Strategic Business Units (SBUs) is our focus and priority. Each SBU, led by its President & CEO, is to embed the ERM framework into its business processes and ensure that risks are proactively addressed and managed in a timely and effective manner.

**SembCorp Industries' ERM oversight structure**


Board of Directors
Board Risk Committee
President & CEO
Management Risk Committee
Chief Risk Officer
Process and Risk Owners
Risk Office
Board Risk Committee (or equivalent)
Oversees the effectiveness of the ERM systems and practices.
Management Risk Committee
Assists the President & CEO in steering and monitoring the implementation of ERM.
Chief Risk Officer and Risk Management Office
Build an effective ERM framework.
Strengthen risk awareness and practices.
Review and monitor risk profile and treatment plans.
Process and Risk Owners
Day-to-day management of risks.
Measure and report risks.

The status of ERM implementation in the SBUs is regularly monitored and reported to the SembCorp Industries Board Risk Committee. Progress is tracked against the following guidelines to ensure the effectiveness of risk management processes and systems:

a) Formation of the SBU board risk committee (or equivalent) and supporting risk management structures;

b) Senior management commitment and support in all risk management initiatives, including the implementation of measures for risk management performance;

c) Adequacy and effectiveness of resources committed towards risk management as well as the level of training and awareness across the SBU;

d) Establishment of a system of check and balance, including external party reviews where necessary;

e) Compliance with established risk management policies, procedures and guidelines and

f) Regular review by external and internal auditors of the effectiveness of material internal controls, including financial, operational, compliance controls and risk management systems and processes.

**ERM oversight structure**

SBUs are required to set up respective board and management risk committees to provide necessary oversight and steer the implementation of ERM.

**Our risk management process**

A systematic and on-going process for identifying, evaluating, controlling and reporting risk comprises the following key elements:

a) Assessment of business risks;
b) Formulation of risk management strategies;
c) Design and implementation of risk management action plans to execute risk management strategies;
d) Monitoring and reporting of risk management performance and risk levels and
e) Continuous improvement of risk management action plans and capabilities.

In addition, strategic terms of reference have been developed by individual SBUs to ensure that new business undertakings are focused and within acceptable risk and return guidelines.

Managers are assigned and made accountable for addressing risks under their control. Following established guidelines, they formulate risk management policies and procedures, and develop risk treatment plans to manage and mitigate the risks.

Key risk exposure and risk treatment plans are monitored and reported to the SBU management and board for review and assessment.

This ERM framework is one that will continue to be improved upon as we fully integrate risk management into our key business processes. Our ultimate aim is that risk management would form an integral part of our Group culture.

# The Group's continuous efforts to improve our cashflow generation resulted in significant improvement in cashflow from operations to S$828 million.

**Facilities**

The Group consolidates and diversifies its sources of funding by building on its existing and developing new bilateral banking relationships. The Group also accesses the capital markets as and when appropriate. As at end of 2005, the Group's undrawn credit facilities amounted to S$4.6 billion, consisting of 60% bilateral banking facilities and the remaining 40% accessible from the capital markets.

**Cashflow**

The Group's continued efforts towards the improvement of our cashflow generation resulted in significant improvement in cashflow from operations to S$828 million (2004: S$494 million). Strong core operational performance, down payments from customers together with improved management of debt collection and credit terms as well as divestment proceeds contributed to the improvement in cashflow generation. Accordingly, the gross borrowings of the Group reduced from S$1.9 billion to S$1.1 billion by end 2005. Taking into account cash and cash equivalents, the Group remained in a net cash position of S$125 million (2004: S$195 million) after paying down S$845 million of short-term debt during the year.

**Borrowings**

Our focus remains on the maintenance of an efficient and optimal mix of committed and uncommitted facilities, fixed and floating rate borrowings, prudent financial ratios and the reduction of the cost of funding. As at December 31, 2005, gross borrowings amounted to S$1.1 billion. Of this, committed funding comprised 90% (2004: 67%) of the Group's gross borrowings and 61% (2004: 59%) of the overall debt portfolio was not exposed to interest rate fluctuations. The Group continually seeks to limit its interest rate exposure by adopting a prudent debt structure, whilst balancing this with funding cost considerations. The weighted average cost of funding was lower at 3.4% in 2005 (2004: 3.7%). Interest cover ratio remained healthy at 12.4 times (2004:14.9 times).

The current maturity profile of the Group favours the longer dated maturities, which reduces the impact of refinancing risks. As at end 2005, the Group's debt maturing within one year was reduced to 10% (2004: 54%).

Credit Facilities & Utilisation (S$ million)


Funded credit facilities
Unfunded credit facilities
Funded facilities utilisation
Unfunded facilities utilisation
8,000
6,400
4,800
3,200
1,600
0
6,167
3,081
6,970
3,076
6,944
2,312
2003
2004
2005

**Treasury management**

The Group's financing and treasury activities continues to be mainly centralised within SembCorp Financial Services (SFS), the funding vehicle of the Group. SFS on-lends funds borrowed by it to companies within the Group. SFS also actively manages the cash within the Group by taking in surplus funds from those with excess cash and lending to those with funding requirements. Such proactive cash management continues to be an efficient and cost-effective way of financing the Group's requirements.

**Risk management**

As part of the Group's Enterprise Risk Management framework, our subsidiaries adopted the Group Treasury Policies and Financial Authority Limits. The Group Treasury Policies set out the parameters for management of Group liquidity, counterparty risk, foreign exchange and derivative transactions and financing. The Group utilises various financial instruments to manage exposures to foreign exchange, interest rate and commodity price risks arising from operational, financing and investment activities. Such transactions hedge the Group against fluctuations in the market prices of the underlying instruments.

The Financial Authority Limits seek to limit and mitigate operational risks by setting out the threshold of approvals required for the entry into contractual obligations and investments.

Debt maturity profile (S$ million)



< 1 year
1-5 years
> 5 years
1,200
960
720
480
240
0
731
904
418
1,031
618
257
185
681
240
2003
2004
2005


Fixed vs floating rate profile (S$ million)



Fixed
Floating
1,200
960
720
480
240
0
1,022
1,031
1,128
778
670
436
2003
2004
2005

# Financial Management

| Financing & Treasury Highlights | Group | | | | | |
|---|---|---|---|---|---|---|
| | 2005 | | 2004 | | 2003 | |
| | S$ million | % | S$ million | % | S$ million | % |
| **Source of funding** | | | | | | |
| **Funded bank facilities, capital markets and available funds** | | | | | | |
| Funded facilities available for draw down | 4,277 | | 4,664 | | 4,664 | |
| Cash and cash equivalents | 1,209 | | 2,100 | | 679 | |
| Total facilities and available funds | 5,486 | | 6,763 | | 5,343 | |
| Amount drawn down | 1,077 | | 1,788 | | 1,815 | |
| Unutilised funded facilities and funds available | 4,409 | | 4,976 | | 3,527 | |
| **Unfunded bank facilities** | | | | | | |
| Unfunded facilities available for draw down | 2,667 | | 2,306 | | 1,763 | |
| Amount drawn | 1,235 | | 1,289 | | 1,151 | |
| Unutilised unfunded facilities available | 1,432 | | 1,018 | | 612 | |
| Total unutilised facilities and funds available | 5,841 | | 5,993 | | 4,139 | |
| **Committed facilities** | | | | | | |
| Committed facilities available | 997 | | 1,381 | | 1,549 | |
| Amount drawn | 997 | | 1,281 | | 1,549 | |
| **Funding profile** | | | | | | |
| **Maturity profile** | | | | | | |
| Due within one year | 185 | 17 | 1,031 | 54 | 731 | 36 |
| Due between one to five years | 681 | 62 | 618 | 32 | 904 | 44 |
| Due after five years | 240 | 22 | 257 | 13 | 418 | 20 |
| | 1,106 | 100 | 1,906 | 100 | 2,053 | 100 |
| **Debt mix** | | | | | | |
| Floating Rate Debt | 436 | 39 | 778 | 41 | 1,031 | 50 |
| Fixed Rate Debt | 670 | 61 | 1,128 | 59 | 1,022 | 50 |
| | 1,106 | 100 | 1,906 | 100 | 2,053 | 100 |
| **Currency denomination of debt** | | | | | | |
| SGD | 829 | 75 | 1,510 | 79 | 1,634 | 80 |
| USD | 24 | 2 | 118 | 6 | 132 | 6 |
| GBP | 209 | 19 | 212 | 11 | 209 | 10 |
| Others | 45 | 4 | 65 | 3 | 77 | 4 |
| | 1,106 | 100 | 1,906 | 100 | 2,053 | 100 |

| Financing & Treasury Highlights | Group | | | | | |
|---|---|---|---|---|---|---|
| | 2005 | | 2004 | | 2003 | |
| | S$ million | % | S$ million | % | S$ million | % |
| **Debt ratios** | | | | | | |
| **Interest cover ratio** | | | | | | |
| Net profit before interest, tax , depreciation and amortisation | 666 | | 1,117 | | 583 | |
| Interest on borrowings | 54 | | 75 | | 79 | |
| Interest cover (times) | 12.4 | | 14.9 | | 7.4 | |
| **Debt/Equity Ratio** | | | | | | |
| Non-recourse Project Financing | 399 | 36 | 513 | 27 | 814 | 40 |
| Long-term debt | 546 | 49 | 472 | 25 | 579 | 28 |
| Short-term debt | 161 | 15 | 921 | 48 | 660 | 32 |
| | 1,106 | 100 | 1,906 | 100 | 2,053 | 100 |
| Less : Cash and cash equivalents | (1,231) | | (2,100) | | (679) | |
| Net (Cash)/ Debt | (125) | | (194) | | 1,374 | |
| Net (Cash)/ Debt excluding project financing | (392) | | (575) | | 762 | |
| Net gearing excluding project financing (times) | Net cash | | Net cash | | 0.3 | |
| Net gearing including project financing (times) | Net cash | | Net cash | | 0.6 | |
| **Cost of funding** | | | | | | |
| Floating | | 2.73 | | 2.78 | | 2.71 |
| Fixed | | 3.78 | | 4.57 | | 4.43 |
| Weighted average cost of funds | | 3.41 | | 3.67 | | 3.69 |

# We believe that harnessing technology and innovation to adapt and succeed in a changing marketplace is key to the Group's growth.

At SembCorp Industries, we believe that harnessing technology and innovation to adapt and succeed in a changing marketplace is key to the Group's growth. Keeping abreast of technology and constantly thinking out of the box to improve our products, services and business models allows us to sharpen our competitive edge, provide better value to customers and establish a safer and greener environment for our employees.

This feature highlights two ways we put this into practice in 2005. Firstly, we engaged our staff in our ongoing drive to build a Group-wide culture of creativity and innovation, through the fifth run of our annual in-house Group-wide innovation awards. Secondly, we entered the new field of energy generation from renewables, investing in new conversion technology for SembCorp Utilities UK (SembUtilities UK) groundbreaking wood-burning biomass plant in the UK.

**Fostering a culture of innovation – The IDEA Awards**
A key initiative to engage our staff to leverage their operational experience for innovation is our in-house innovation awards, the IDEA Awards. IDEA – short for Innovate, Discover, Engineer and Achieve – aims to showcase innovations within the Group, encourage ideas, promote creativity and to establish a repository for sharing of novel ideas.

Since its inception in 2000, participation has grown steadily – from 27 applicants in 2001 to 43 in 2005. Since the Awards began, innovations submitted have resulted in an estimated S$3 million in cost savings and S$27 million in increased revenue. Along with this have come substantial improvements in workplace safety, environmental protection, reliability and added value for our customers. The 2005 Grand Winners of the IDEA Awards included:

- **SembCorp Utilities (SembUtilities) Singapore's utilisation of heat inertia**
  Innovative modifications were made at SembUtilities' cogeneration plant to utilise heat inertia from tripped boilers to maintain steam supply in the event of an electrical trip.

- **SembCorp Marine (SembMarine) subsidiary Jurong Shipyard's portable safe high-speed valve overhauling and grinding device**
  A cross-functional team from the shipyard designed a lightweight, innovative device for a much faster, safer and more accurate valve overhauling. Four months after implementation, the use of the tool had already provided an estimated cost savings of $63,000.

- **SembUtilities Singapore's effluent recovery project**
  SembUtilities' SUT Division undertook two years of extensive research and development leading to its establishment of a new industrial effluent recovery plant, which will reclaim effluent to boost SembUtilities' demineralised water supply.

- **SembMarine subsidiary Sembawang Shipyard's "Handy Safe" hand tool**
  Staff from Sembawang Shipyard designed a simple, elegant hand tool consisting of a handle and spring loaded stopper to limit hand contact and safety hazards in manual shifting, lifting and aligning of pipes.

**Leveraging technology for greener energy – Wilton 10**
2005 marked SembUtilities UK first large-scale foray into power generation from renewable fuels, with its £60 million investment in Wilton 10, a stand alone wood-burning power plant. Set to be one of the UK's largest biomass energy projects, the new plant will supply over 30 megawatts of electricity, enough to power around 30,000 homes.

Cost-effective and environmentally compatible power generation from biomass benefits from newer energy conversion technologies compared to the conventional coal-fired combustors. In building Wilton 10, SembUtilities UK applied bubbling fluidised-bed combustion technology, which is particularly efficient when firing fuels with low heating value and high moisture and ash content, or fuels that are difficult to handle with very low levels of emissions. This has met the UK Environment Agency's requirements for Best Available Technology, a term used to describe the most effective and advanced facilities or techniques which prevent or reduce emissions and any impact on the environment.

The plant will be fueled by wood from a variety of sources including recycled and green wood and specially-grown short rotation coppice, a sustainable energy crop. A test burn of short rotation coppice delivered from the UK was performed in Finland specifically for the Wilton 10 project.

Said Paul Gavens, SembUtilities UK's Executive Vice-President, "Renewable energy presents an entirely new business opportunity for this region and one that we're keen to be a part of. We believe this investment will transform our operations and offers us a great platform from which we can move forward to a brighter, greener future."

**Wilton 10 boiler: side elevation**



Stack
Existing boiler house
Superheater section
Economiser section
Exhaust gas bag filters
Bubbling fluidised sand bed
Forced draft fan





(Pictured) Site visit by analysts to SembCorp Utilities on Jurong Island, Singapore, in October. We organise regular site visits for financial analysts to our facilities and operations around the world.

# We consider timely, transparent and honest communication with our shareholders and the financial community as integral to instilling confidence in our company.

At SembCorp Industries, we believe that proactive, timely and quality communication with investors and financial analysts is integral to helping the Company achieve a fair valuation of its shares. Our investor relations team is committed to providing meaningful information that would enable all capital market players to make informed investment decisions.

**Communicating growth and sustainability of earnings**
In 2005, over 150 one-on-one and group meetings were held with shareholders, analysts and potential investors. These were ideal opportunities to convey our investment proposition – growth upside from favourable fundamentals in the oil and gas and petrochemical sectors and sustainability of earnings due to our strong market positions, long-term partnerships with customers and unique integrated utilities business model.

During the year, non-deal marketing roadshows were conducted in Milan, Edinburgh, London, Hong Kong and Tokyo to reinforce SembCorp Industries' investment proposition and update shareholders and investors on key

Dividend per share from 1999 to 2005 (cents)

| | 1999 | 2000 | 2001 | 2002 | 2003 | 2004 | 2005 |
|---|---|---|---|---|---|---|---|
| Special dividend | – | – | – | 1.50 | 2.00 | 6.25 | – |
| Ordinary dividend | 2.50 | 2.50 | 3.00 | 3.00 | 5.00 | 5.00 | **6.50** |


12
10
8
6
4
2
0
2.50
2.50
3.00
4.50
7.00
11.25
6.50
1999
2000
2001
2002
2003
2004
2005

developments in our Company. We also participated in the JP Morgan 10th Annual Asia Pacific Equity Conference in New York in September.

The focal point of our investor relations activities in 2005 centred on improving the financial market's appreciation of our Utilities business and its sustainability. By communicating intensively and openly, our aim was to enable the financial community to evaluate and assess our business and strategy appropriately. Educational sessions or "teach-ins" on our Utilities business were organised for sell-side analysts, as well as for institutional investors, arranged jointly with their brokers. These sessions provided insights on trends and developments in the industry and established a dialogue for investors and analysts with senior management from our operations. We organised a tour showcasing our integrated utilities facilities on Jurong Island for sell-side analysts in October 2005. We further arranged for Singapore-based sector analysts to visit our operations at Wilton International, Teesside, UK. That site tour included an in-depth introduction to renewable energy and its future potential by senior management from our UK operations. We believe that site tours such as these as well as interaction with our front-line colleagues are valuable in gaining a better understanding of our business and operating environment.

**Delivering a Total Shareholder Return**

SembCorp Industries shares performed well in 2005. Our shares began the year at S$1.65 and closed at S$2.74 on the last trading day of the year. This represents a share price return of 56% adjusted for the capital reduction and a total return of 66% including dividends. SembCorp Industries was the fourth best performing member of the Straits Times Index in 2005, outperforming the benchmark by 43%.

Interest in the stock remained robust. Daily turnover increased to an average of 4.6 million shares in the last 12 months, compared to 4.0 million shares in 2004.

Share ownership
by investor category

| | |
|---|---|
| Strategic | 49.9% |
| Retail | 3.1% |
| Institutional | 30.1% |
| Others | 3.4% |
| Shareholders holding less than 100,000 shares | 13.5% |



Share ownership
by geographical distribution

| | |
|---|---|
| Singapore | 59.0% |
| United Kingdom | 9.0% |
| United States | 6.6% |
| Europe (ex. UK) | 5.7% |
| Hong Kong | 4.6% |
| Japan | 0.6% |
| Others | 14.5% |



# Investor Relations

Average monthly SembCorp Industries share price and Straits Times Index (STI) in 2005 (rebased)



SembCorp Industries closing share price
Straits Times Index
180
160
140
120
100
80
60
Jan
Feb
Mar
Apr
May
Jun
July
Aug
Sep
Oct
Nov
Dec


| Month | Share Price (S$) | ST Index |
|---|---|---|
| January | 1.76 | 2,082.26 |
| February | 1.87 | 2,139.22 |
| March | 1.93 | 2,156.65 |
| April | 1.97 | 2,150.94 |
| May | 2.22 | 2,162.26 |
| June | 2.56 | 2,204.01 |
| July | 2.72 | 2,270.33 |
| August | 2.86 | 2,308.88 |
| September | 2.90 | 2,303.06 |
| October | 2.86 | 2,273.09 |
| November | 2.69 | 2,276.02 |
| December | 2.72 | 2,326.64 |

Average monthly trade volume of SembCorp Industries shares in 2005 ('000)



7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Jan
Feb
Mar
Apr
May
Jun
July
Aug
Sep
Oct
Nov
Dec


| Month | Volume ('000) |
|---|---|
| January | 5,888.65 |
| February | 5,142.39 |
| March | 5,437.18 |
| April | 3,028.95 |
| May | 6,840.45 |
| June | 5,202.73 |
| July | 5,925.33 |
| August | 5,284.14 |
| September | 3,291.50 |
| October | 4,562.90 |
| November | 3,000.10 |
| December | 1,842.19 |

For the year, our shares averaged S$2.43, hitting a low of S$1.62 on January 4 and a high of S$3.12 on October 10.

On June 10, we completed our capital reduction by paying our shareholders a total of S$214.8 million. The rationale for the exercise was to return surplus capital to investors and to improve our Return On Equity and Earnings Per Share. The exercise reduced our issued share capital by 6% or 110.0 million shares to 1,733.0 million. The reduction was done proportionately, such that all shareholders maintained their proportionate stake in SembCorp Industries.

We believe that favourable industry fundamentals, an improved understanding of our Utilities business and enhanced efforts to reach a wider range of investors have all contributed to the positive performance of our share price in 2005.

**Proposed dividend for 2005**

The Board of Directors has proposed a gross ordinary dividend of 6.5 cents per share less tax for 2005, subject to shareholders' approval at the Annual General Meeting on April 27, 2006. This will result in a payout of S$90.8 million[1] or 33% and a dividend yield of 2.4% based on the closing share price on December 30, 2005.

**Gaining more interest from institutional investors**

2005 saw strong interest from institutional shareholders who continued to increase their shareholdings and dominate our free float. Institutional shareholders held 30% of issued share capital or 60% of our free float, compared to 53% the year before. Foreign investors accounted for the increase, particularly from US and Hong Kong institutions. US institutions increased their shareholdings from 10% to 12% of free float while institutions from Hong Kong increased their share from 5% to 7%. We believe that our roadshows have helped us to attain more visibility among investors.

**Maintaining open channels of communication**

***Results announcements***

Combined press and analysts conferences were held for the release of our half year and full year results. These were webcast live and archived for six months on our website www.sembcorp.com.sg. Conference calls were organised for the first quarter and third quarter results. All accompanying presentation materials, financial statements and press releases can be found on our website.

***SGX-MAS Research Incentive Scheme***

We continued to support and participate in the SGX-MAS Research Incentive Scheme, organised by the Singapore Exchange and the Monetary Authority of Singapore. The scheme allows the investing public to access free independent research reports on SembCorp Industries written by Philip Securities and Net Research.

***Annual General Meeting***

The Seventh Annual General Meeting was held on April 26, 2005 at the Theatrette, 60 Admiralty Road West. The meeting was well attended by shareholders, with over 150 investors in attendance. The event afforded the opportunity for shareholders to clarify matters about the Company and communicate directly with the Board of Directors and senior management. The Annual General Meeting was followed by an Extraordinary General Meeting, specially convened to seek approval for the capital reduction exercise – which was subsequently approved by shareholders.

**Calendar of quarterly results announcement***

| | | |
|---|---|---|
| First Quarter | May 8, 2006 | Monday |
| First Half | August 7, 2006 | Monday |
| Third Quarter | November 6, 2006 | Monday |
| Full Year 2006 | February 2007 | |

*Note:*

*1 Based on shareholding as at December 31, 2005.*

** Dates subject to change*




g on the world's toughest energy challe

At SembCorp, team sports help to promote staff fitness and bonding outside of work. Pictured is SembCorp Utilities' women's rowing team at the 6th Jurong Island Dragon Boat Race held in July 2005.

# As the Group continues to expand globally, it is vital that each location is staffed with a strong team.

**Employee profile**
As of end December 2005, the SembCorp Group employed 12,338 permanent staff and another 5,387 contract staff in 12 countries.

**People development**
One of our manpower priorities in 2005 was to ensure the availability of quality human resources to support the Group's growth. As the Group continues to expand globally, it is vital that each location is staffed with a strong team.

In addition to actively recruiting talented people from all over the world, we also staff our international locations through overseas postings and job rotations. Through these placements, we aim to cultivate a global mindset among our staff and equip them with the necessary exposure to manage international operations.

A concurrent effort in talent building in SembCorp involves the continuous identification and grooming of talented people. Last year, under the SembCorp Scholarship Programme, we sponsored the tertiary studies of six promising students who had done well in both academic studies and co-curricular activities. Into its 16th year, the SembCorp Scholarship Programme is currently managing 57 scholars at various stages of career and studies, to be groomed as future leaders of SembCorp. Among these, two have also been sponsored for executive development to the MIT Sloan Fellows Programme in Innovation and Global Leadership in the USA.

As a People Developer organisation, SembCorp Industries continuously works towards aligning our people to the company's needs and systems. The People Developer Standard is Singapore's quality standard for human resource development that recognises organisations which bring out the best in people for better business results. Last year, we devoted S$4.4 million to train employees on a broad range of technical, supervisory and professional skills relevant to their area of work. Each employee received an average of 36 training hours, which was comparable to 2004.

**Ethical conduct**
At SembCorp, we are committed to conducting business with honesty, trustworthiness, dedication and responsibility. As articulated in our core values, we aim to be truthful and fair in all our dealings and to respect the laws of the countries we operate in and the confidentiality of information provided by our clients and employees.

To ensure integrity and professional conduct among employees, we have an Employee Code of Conduct that, among other things, expressly prohibits dishonest conduct, such as falsifying or giving false information. The Code of Conduct is posted on the enterprise-wide intranet.

In further pursuit of integrity in the workplace, in May 2005 we formalised a whistle-blowing policy that encourages employees to promptly report any potentially illegal, improper or unethical conduct that they become aware of at their workplace or in connection with their work. The whistle-blowing policy also affirms that retaliatory action against employees who have filed complaints alleging possible improprieties will not be condoned. We also have established guidelines and procedures for the handling of employee grievances to ensure that no employee is disadvantaged in any disagreement. We recognise that no organisation is perfect, and encourage employees to raise issues and problems for our attention. We address the issues and strive to work towards a favourable outcome for both the employee and the company.

**Corporate headquarters reorganisation**
2005 was a transition year for the Group headquarters. The corporate departments of SembCorp Utilities (SembUtilities) were integrated with the Group headquarters for greater synergy and efficiency of common resources and operations. The reorganisation saw 76 SembUtilities corporate employees being transferred to SembCorp Industries. At the same time, internal policies relating to Finance, Human Resources and IT were reviewed and standardised, and administrative efficiency was increased through the consolidation of systems onto a common web-based platform.

**Share ownership**
We continue to reward employees who have contributed to the growth of SembCorp Industries by giving them an opportunity to have a personal equity interest in the company. Share options are granted to all eligible staff, excluding employees of subsidiaries with share option plans of their own. We believe that through this scheme, a sense of ownership and identification with the company can be fostered.

In 2005, share options were offered in two tranches:

Share options offered in July 2005

| **Category** | **Headcount** |
|---|---|
| Senior Management | 83 |
| Non-Executive Directors | 9 |
| Employees | 2,240 |
| **Total** | **2,332** |

Share options offered in November 2005

| **Category** | **Headcount** |
|---|---|
| Senior Management | 80 |
| Non-Executive Directors | 10 |
| Employees | 2,208 |
| **Total** | **2,298** |

Staff distribution by core businesses*


Utilities 13%
Marine Engineering 24%
Logistics 25%
Environmental Engineering 18%
Engineering & Construction 8%
Others 12%

Educational qualifications*


Engineering & Technical (tertiary & above) 22%
Engineering & Technical (other qualifications) 14%
Other Non-engineering & Non-technical (tertiary & above) 12%
Other Non-engineering & Non-technical (other qualifications) 52%

Staff distribution by countries*


Singapore 64%
Southeast and South Asia 16%
North Asia 13%
Europe, Americas and the Middle East 7%

Gender distribution


Male 77%
Female 23%

**These statistics are based on total permanent headcount as of end 2005*



SembCorp Utilities UK's new gas turbine (pictured) has increased electricity output at the Wilton Power Station and added to the fuel flexibility and environmental efficiency of our operations.

# Performance

**In this section**

# Directors' Report

Year ended December 31, 2005

We are pleased to submit this Annual Report to the members of the Company, together with the audited financial statements for the financial year ended December 31, 2005.

**Directors**

The directors in office at the date of this report are as follows:

Peter Seah Lim Huat
Tang Kin Fei (Appointed on May 1, 2005)
K Shanmugam
Goh Geok Ling
Richard Hale, OBE
Yong Ying-I
Dr Vichit Suraphongchai
Colin Au Fook Yew
Evert Henkes
Lee Suet Fern (Appointed on July 1, 2005)

**Principal Activities**

The principal activities of the Company are those of an investment holding company, as well as the corporate headquarters, which gives strategic direction and provides management services to its subsidiaries. The principal activities of key subsidiaries are as follows:

i. **Utilities**

Its principal activities are in power, gas, centralised utilities and specialised chemical feedstock industries. It is the provider of industrial site services to clusters of chemical multinational corporations on Jurong Island in Singapore and Wilton International in the United Kingdom. It also invests in, manages and operates cogeneration plants in Singapore and in the region. It is also involved in engineering, construction and fabrication of offshore platforms, modules and floating production systems for oil and gas companies worldwide.

ii. **Marine Engineering**

This business focuses principally on repair, building and conversion of ships, rig construction and offshore engineering.

iii. **Logistics**

Its principal activities are in supply chain management and offshore logistics. It provides one-stop integrated logistics management services including automated warehouse and inventory management. The business operates offshore supply bases in Singapore, China, Indonesia, Thailand, Iran and Azerbaijan.

iv. **Environmental Engineering**

The business provides integrated waste management services in the Asia Pacific region. Its activities include a complete and integrated suite of solutions for waste treatment and environmental project management, catering to the municipal, industrial, commercial and healthcare sectors.

v. **Engineering and Construction**

It is an engineering and construction service provider with principal activities ranging from turnkey construction, design consultancy, infrastructure development and project management. It is also involved in petrochemical, chemical and industrial process engineering and manufacturing of precast components.

There have been no significant changes in the principal activities of the Company and the Group during the financial year.

**Directors' Interests**

According to the register kept by the Company for the purposes of Section 164 of the Companies Act, Chapter 50 (the "Act"), particulars of interests of directors who held office at the end of the financial year in shares, debentures, warrants and share options in the Company and in related corporations are as follows:

| | | | Shareholdings registered in the name of director, spouse or infant children | | Other shareholdings in which the director is deemed to have an interest | |
|---|---|---|---|---|---|---|
| Name of director and corporation in which interests held | Description of interests | Exercise period | At beginning of the year/date of appointment | At end of the year | At beginning of the year/date of appointment | At end of the year |
| **Peter Seah Lim Huat** | | | | | | |
| SembCorp Industries Ltd | Ordinary shares of $0.25 each | – | – | 140,000 | – | – |
| | Options to subscribe for ordinary shares of $0.25 each at | | | | | |
| | – $1.94 per share | 27/6/2001 to 26/6/2005 | 140,000 | – | – | – |
| | – $1.50 per share | 20/4/2002 to 19/4/2006 | 140,000 | 140,000 | – | – |
| | – $1.54 per share | 8/5/2003 to 7/5/2007 | 70,000 | 70,000 | – | – |
| | – $0.93 per share | 18/10/2003 to 17/10/2007 | 70,000 | 70,000 | – | – |
| | – $1.09 per share | 3/6/2004 to 2/6/2008 | 70,000 | 70,000 | – | – |
| | – $1.24 per share | 19/11/2004 to 18/11/2008 | 70,000 | 70,000 | – | – |
| | – $1.30 per share | 18/5/2005 to 17/5/2009 | 70,000 | 70,000 | – | – |
| | – $1.47 per share | 23/11/2005 to 22/11/2009 | 70,000 | 70,000 | – | – |
| | – $2.68 per share | 2/7/2006 to 1/7/2010 | – | 70,000 | – | – |
| | – $2.67 per share | 22/11/2006 to 21/11/2010 | – | 70,000 | – | – |

**Directors' Interests** *(continued)*

| Name of director and corporation in which interests held | Description of interests | Exercise period | Shareholdings registered in the name of director, spouse or infant children: At beginning of the year/date of appointment | Shareholdings registered in the name of director, spouse or infant children: At end of the year | Other shareholdings in which the director is deemed to have an interest: At beginning of the year/date of appointment | Other shareholdings in which the director is deemed to have an interest: At end of the year |
|---|---|---|---|---|---|---|
| **Peter Seah Lim Huat** *(continued)* | | | | | | |
| Chartered Semiconductor Manufacturing Ltd | Options to subscribe for ordinary shares of $0.26 each at | | | | | |
| | – $3.46 per share | 22/2/2003 to 22/2/2007 | 23,443 | 23,443 | – | – |
| | – $1.86 per share | 30/8/2003 to 30/8/2007 | 46,887 | 46,887 | – | – |
| | – $0.72 per share | 28/2/2004 to 28/2/2008 | 40,000 | 40,000 | – | – |
| | – $1.10 per share | 29/8/2004 to 29/8/2008 | 45,000 | 45,000 | – | – |
| | – $1.70 per share | 27/2/2005 to 27/2/2009 | 85,000 | 85,000 | – | – |
| | – $1.16 per share | 26/8/2006 to 26/8/2010 | – | 85,000 | – | – |
| Global Crossing Limited | Restricted common stock units of US$0.01 each | – | 7,500 | 7,500 | – | – |
| | Options to subscribe for common shares of US$0.01 each at – US$10.16 per share | 12/1/2005 to 12/1/2014 | 40,000 | 40,000 | – | – |
| PT Indosat | Options to subscribe for ordinary shares of Rp100 each at | | | | | |
| | – Rp1567.44 per share | 1/8/2004 to 31/7/2005 | 150,000 | – | – | – |
| | – Rp3702.60 per share | 1/8/2005 to 31/7/2006 | 150,000 | 150,000 | – | – |
| Singapore Telecommunications Ltd | Ordinary shares of $0.15 each | – | 3,176 | 3,176 | – | – |

**Directors' Interests** *(continued)*

| Name of director and corporation in which interests held | Description of interests | Exercise period | Shareholdings registered in the name of director, spouse or infant children: At beginning of the year/date of appointment | At end of the year | Other shareholdings in which the director is deemed to have an interest: At beginning of the year/date of appointment | At end of the year |
|---|---|---|---|---|---|---|
| **Peter Seah Lim Huat** *(continued)* | | | | | | |
| Singapore Technologies Engineering Ltd | Options to subscribe for ordinary shares of $0.10 each at | | | | | |
| | – $1.92 per share | 13/8/2003 to 12/8/2007 | 89,000 | 89,000 | – | – |
| | – $1.79 per share | 7/2/2004 to 6/2/2008 | 44,500 | 44,500 | – | – |
| | – $1.86 per share | 12/8/2004 to 11/8/2008 | 40,500 | 40,500 | – | – |
| | – $2.09 per share | 10/2/2005 to 9/2/2009 | 44,500 | 44,500 | – | – |
| | – $2.12 per share | 11/8/2005 to 10/8/2009 | 44,500 | 44,500 | – | – |
| | – $2.37 per share | 8/2/2006 to 7/2/2010 | – | 44,500 | – | – |
| | – $2.57 per share | 11/8/2006 to 10/8/2010 | – | 44,500 | – | – |
| StarHub Ltd | Ordinary shares of $0.40 each | – | 60,000 | 60,000 | – | – |
| | Options to subscribe for ordinary shares of $0.40 each at | | | | | |
| | – $0.88 per share | 30/11/2003 to 29/11/2007 | 37,500 | 37,500 | – | – |
| | – $0.88 per share | 31/5/2004 to 30/5/2008 | 18,750 | 18,750 | – | – |
| | – $0.88 per share | 29/11/2004 to 28/11/2008 | 18,750 | 18,750 | – | – |
| | – $0.96 per share | 3/4/2005 to 2/4/2009 | 18,750 | 18,750 | – | – |

**Directors' Interests** *(continued)*

| Name of director and corporation in which interests held | Description of interests | Exercise period | Shareholdings registered in the name of director, spouse or infant children: At beginning of the year/date of appointment | Shareholdings registered in the name of director, spouse or infant children: At end of the year | Other shareholdings in which the director is deemed to have an interest: At beginning of the year/date of appointment | Other shareholdings in which the director is deemed to have an interest: At end of the year |
|---|---|---|---|---|---|---|
| **Peter Seah Lim Huat** *(continued)* | | | | | | |
| StarHub Ltd | Options to subscribe for ordinary shares of $0.40 each at | | | | | |
| | – $0.985 per share | 27/11/2005 to 26/11/2009 | 18,750 | 18,750 | – | – |
| | – $1.52 per share | 31/5/2006 to 30/5/2010 | – | 25,500 | – | – |
| STT Communications Ltd | Options to subscribe for ordinary shares of $0.50 each at | | | | | |
| | – $0.50 per share | 29/6/2003 to 28/6/2012 | 8,000 | 2,000 | – | – |
| | – $0.57 per share | 30/7/2004 to 29/7/2013 | 39,000 | 19,500 | – | – |
| | – $1.08 per share | 29/7/2005 to 28/7/2014 | 130,000 | 130,000 | – | – |
| Telechoice International Limited | Ordinary shares of $0.02 each | – | 50,000 | 50,000 | – | – |
| **Tang Kin Fei** | | | | | | |
| SembCorp Industries Ltd | Ordinary shares of $0.25 each | – | 732,293 | 688,355 | – | – |
| | Options to subscribe for ordinary shares of $0.25 each at | | | | | |
| | – $2.21 per share | 20/5/2001 to 19/5/2009 | 150,000 | 150,000 | – | – |
| | – $1.94 per share | 27/6/2001 to 26/6/2010 | 260,000 | 260,000 | – | – |
| | – $1.50 per share | 20/4/2002 to 19/4/2011 | 300,000 | 75,000 | – | – |
| | – $1.54 per share | 8/5/2003 to 7/5/2012 | 175,000 | 87,500 | – | – |
| | – $0.93 per share | 18/10/2003 to 17/10/2012 | 87,500 | 87,500 | – | – |

**Directors' Interests** *(continued)*

| Name of director and corporation in which interests held | Description of interests | Exercise period | Shareholdings registered in the name of director, spouse or infant children: At beginning of the year/date of appointment | Shareholdings registered in the name of director, spouse or infant children: At end of the year | Other shareholdings in which the director is deemed to have an interest: At beginning of the year/date of appointment | Other shareholdings in which the director is deemed to have an interest: At end of the year |
|---|---|---|---|---|---|---|
| **Tang Kin Fei** *(continued)* | | | | | | |
| SembCorp Industries Ltd | Options to subscribe for ordinary shares of $0.25 each at | | | | | |
| | – $1.09 per share | 3/6/2004 to 2/6/2013 | 150,000 | 150,000 | – | – |
| | – $1.24 per share | 19/11/2004 to 18/11/2013 | 200,000 | 150,000 | – | – |
| | – $1.30 per share | 18/5/2005 to 17/5/2014 | 200,000 | 200,000 | – | – |
| | – $1.47 per share | 23/11/2005 to 22/11/2014 | 200,000 | 200,000 | – | – |
| | – $2.68 per share | 2/7/2006 to 1/7/2015 | – | 300,000 | – | – |
| | – $2.67 per share | 22/11/2006 to 21/11/2015 | – | 300,000 | – | – |
| | Conditional award of: | | | | | |
| | – 100,000 performance shares to be delivered after 2005 (Note 1a) | – | Up to 200,000 | Up to 200,000 | – | – |
| | – 200,000 performance shares to be delivered after 2006 (Note 1b) | – | Up to 400,000 | Up to 400,000 | – | – |
| | – 400,000 performance shares to be delivered after 2007 (Note 2) | – | – | Up to 600,000 | – | – |

Note 1: The actual number delivered will depend on the achievement of set targets over a 3-year period as indicated below. Achievement of targets below 80% level will mean no performance shares will be delivered, while achievement up to 200% will mean up to 2 times the number of conditional performance shares awarded could be delivered.

a. Period from 2003 to 2005
b. Period from 2004 to 2006

Note 2: The actual number delivered will depend on the achievement of set targets over a 3-year period from 2005 to 2007, threshold ranging from 0% to 150% of the original award.

**Directors' Interests** *(continued)*

| Name of director and corporation in which interests held | Description of interests | Exercise period | Shareholdings registered in the name of director, spouse or infant children: At beginning of the year/date of appointment | Shareholdings registered in the name of director, spouse or infant children: At end of the year | Other shareholdings in which the director is deemed to have an interest: At beginning of the year/date of appointment | Other shareholdings in which the director is deemed to have an interest: At end of the year |
|---|---|---|---|---|---|---|
| **Tang Kin Fei** *(continued)* | | | | | | |
| SembCorp Logistics Ltd | Options to subscribe for ordinary shares of $0.25 each at | | | | | |
| | – $1.71 per share | 17/5/2006 to 16/5/2010 | – | 50,000 | – | – |
| SembCorp Marine Ltd | Options to subscribe for ordinary shares of $0.10 each at | | | | | |
| | – $2.96 per share | 12/8/2006 to 11/8/2010 | – | 20,000 | – | – |
| Singapore Food Industries Limited | Ordinary shares of $0.05 each | – | 18,000 | 18,000 | – | – |
| Singapore Telecommunications Ltd | Ordinary shares of $0.15 each | – | 3,370 | 3,370 | – | – |
| **Lua Cheng Eng**[@] | | | | | | |
| SembCorp Industries Ltd | Ordinary shares of $0.25 each | – | – | 70,000 | – | – |
| | Options to subscribe for ordinary shares of $0.25 each | | | | | |
| | – $1.94 per share | 27/6/2001 to 26/6/2005 | 70,000 | – | – | – |
| | – $1.50 per share | 20/4/2002 to 19/4/2006 | 140,000 | 140,000 | – | – |
| | – $1.54 per share | 8/5/2003 to 7/5/2007 | 70,000 | 70,000 | – | – |
| | – $0.93 per share | 18/10/2003 to 17/10/2007 | 70,000 | 70,000 | – | – |
| | – $1.09 per share | 3/6/2004 to 2/6/2008 | 70,000 | 70,000 | – | – |
| | – $1.24 per share | 19/11/2004 to 18/11/2008 | 70,000 | 70,000 | – | – |
| | – $1.30 per share | 18/5/2005 to 17/5/2009 | 70,000 | 70,000 | – | – |

**Directors' Interests** *(continued)*

| Name of director and corporation in which interests held | Description of interests | Exercise period | Shareholdings registered in the name of director, spouse or infant children: At beginning of the year/date of appointment | Shareholdings registered in the name of director, spouse or infant children: At end of the year | Other shareholdings in which the director is deemed to have an interest: At beginning of the year/date of appointment | Other shareholdings in which the director is deemed to have an interest: At end of the year |
|---|---|---|---|---|---|---|
| **Lua Cheng Eng@** *(continued)* | | | | | | |
| SembCorp Industries Ltd | Options to subscribe for ordinary shares of $0.25 each | | | | | |
| | – $1.47 per share | 23/11/2005 to 22/11/2009 | 70,000 | 70,000 | – | – |
| | – $2.68 per share | 2/7/2006 to 1/7/2010 | – | 70,000 | – | – |
| | – $2.67 per share | 22/11/2006 to 21/11/2010 | – | 70,000 | – | – |
| SembCorp Marine Ltd | Options to subscribe for ordinary shares of $0.10 each at | | | | | |
| | – $0.66 per share | 28/9/2002 to 27/9/2006 | 32,500 | 32,500 | – | – |
| | – $0.90 per share | 8/11/2003 to 7/11/2007 | 130,000 | 65,000 | – | – |
| | – $0.99 per share | 9/8/2004 to 8/8/2008 | 130,000 | 130,000 | – | – |
| | – $1.04 per share | 11/8/2005 to 10/8/2009 | 130,000 | 130,000 | – | – |
| | – $2.96 per share | 12/8/2006 to 11/8/2010 | – | 140,000 | – | – |
| Neptune Orient Lines Limited | Ordinary shares of $1.00 each | – | 100,000 | 100,000 | – | – |

@ Mr Lua Cheng Eng has vacated his office of Director on the Company's Board with effect from February 14, 2006. The outstanding options became immediately vested and exercisable within 18 months from that date.

| Name of director and corporation in which interests held | Description of interests | Exercise period | At beginning of the year/date of appointment | At end of the year | At beginning of the year/date of appointment | At end of the year |
|---|---|---|---|---|---|---|
| **K Shanmugam** | | | | | | |
| SembCorp Industries Ltd | Ordinary shares of $0.25 each | – | – | 70,000 | – | – |
| | Options to subscribe for ordinary shares of $0.25 each at | | | | | |
| | – $1.94 per share | 27/6/2001 to 26/6/2005 | 70,000 | – | – | – |

**Directors' Interests** *(continued)*

| Name of director and corporation in which interests held | Description of interests | Exercise period | Shareholdings registered in the name of director, spouse or infant children: At beginning of the year/date of appointment | Shareholdings registered in the name of director, spouse or infant children: At end of the year | Other shareholdings in which the director is deemed to have an interest: At beginning of the year/date of appointment | Other shareholdings in which the director is deemed to have an interest: At end of the year |
|---|---|---|---|---|---|---|
| **K Shanmugam** *(continued)* | | | | | | |
| SembCorp Industries Ltd | Options to subscribe for ordinary shares of $0.25 each at | | | | | |
| | – $1.50 per share | 20/4/2002 to 19/4/2006 | 70,000 | 70,000 | – | – |
| | – $1.54 per share | 8/5/2003 to 7/5/2007 | 35,000 | 35,000 | – | – |
| | – $0.93 per share | 18/10/2003 to 17/10/2007 | 35,000 | 35,000 | – | – |
| | – $1.09 per share | 3/6/2004 to 2/6/2008 | 35,000 | 35,000 | – | – |
| | – $1.24 per share | 19/11/2004 to 18/11/2008 | 35,000 | 35,000 | – | – |
| | – $1.30 per share | 18/5/2005 to 17/5/2009 | 35,000 | 35,000 | – | – |
| | – $1.47 per share | 23/11/2005 to 22/11/2009 | 35,000 | 35,000 | – | – |
| | – $2.68 per share | 2/7/2006 to 1/7/2010 | – | 35,000 | – | – |
| | – $2.67 per share | 22/11/2006 to 21/11/2010 | – | 35,000 | – | – |
| Singapore Telecommunications Ltd | Ordinary shares of $0.15 each | – | 3,120 | 3,120 | – | – |
| Vertex Technology Fund (II) Ltd | Ordinary shares of US$1.00 each | – | 10 | 10 | – | – |
| | Redeemable preference shares of US$0.01 each | – | 10 | 10 | – | – |
| **Goh Geok Ling** | | | | | | |
| SembCorp Industries Ltd | Ordinary shares of $0.25 each | – | 215,000 | 232,100 | – | 47,000 |

**Directors' Interests** *(continued)*

| Name of director and corporation in which interests held | Description of interests | Exercise period | Shareholdings registered in the name of director, spouse or infant children: At beginning of the year/date of appointment | Shareholdings registered in the name of director, spouse or infant children: At end of the year | Other shareholdings in which the director is deemed to have an interest: At beginning of the year/date of appointment | Other shareholdings in which the director is deemed to have an interest: At end of the year |
|---|---|---|---|---|---|---|
| **Goh Geok Ling** *(continued)* | | | | | | |
| SembCorp Industries Ltd | Options to subscribe for ordinary shares of $0.25 each at | | | | | |
| | – $1.94 per share | 27/6/2001 to 26/6/2005 | 30,000 | – | – | – |
| | – $1.50 per share | 20/4/2002 to 19/4/2006 | 50,000 | 50,000 | – | – |
| | – $1.54 per share | 8/5/2003 to 7/5/2007 | 25,000 | 25,000 | – | – |
| | – $0.93 per share | 18/10/2003 to 17/10/2007 | 12,500 | 12,500 | – | – |
| | – $1.09 per share | 3/6/2004 to 2/6/2008 | 18,750 | 18,750 | – | – |
| | – $1.24 per share | 19/11/2004 to 18/11/2008 | 18,750 | 18,750 | – | – |
| | – $1.30 per share | 18/5/2005 to 17/5/2009 | 25,000 | 25,000 | – | – |
| | – $1.47 per share | 23/11/2005 to 22/11/2009 | 25,000 | 25,000 | – | – |
| | – $2.68 per share | 2/7/2006 to 1/7/2010 | – | 35,000 | – | – |
| | – $2.67 per share | 22/11/2006 to 21/11/2010 | – | 35,000 | – | – |
| Chartered Semiconductor Manufacturing Ltd | American depository shares | – | 2,500 | 2,500 | – | – |
| Neptune Orient Lines Limited | Ordinary shares of $1.00 each | – | 83,494 | 83,494 | – | – |
| PT Bank Danamon Indonesia | Ordinary shares of Rp500 each | – | 40,000 | 40,000 | – | – |

**Directors' Interests** *(continued)*

| Name of director and corporation in which interests held | Description of interests | Exercise period | Shareholdings registered in the name of director, spouse or infant children: At beginning of the year/date of appointment | At end of the year | Other shareholdings in which the director is deemed to have an interest: At beginning of the year/date of appointment | At end of the year |
|---|---|---|---|---|---|---|
| **Goh Geok Ling** *(continued)* | | | | | | |
| Singapore Airport Terminal Services Ltd | Ordinary shares of $0.10 each | – | 10,000 | 10,000 | – | – |
| Singapore Food Industries Limited | Ordinary shares of $0.05 each | – | – | – | 100,000 | 100,000 |
| Singapore Technologies Engineering Ltd | Ordinary shares of $0.10 each | – | 55,000 | 55,000 | – | – |
| Singapore Telecommunications Ltd | Ordinary shares of $0.15 each | – | 30,910 | 30,910 | – | – |
| **Richard Hale, OBE** | | | | | | |
| SembCorp Industries Ltd | Ordinary shares of $0.25 each | – | – | 58,750 | – | – |
| | Options to subscribe for ordinary shares of $0.25 each at | | | | | |
| | – $1.50 per share | 20/4/2002 to 19/4/2006 | 70,000 | 60,000 | – | – |
| | – $1.54 per share | 8/5/2003 to 7/5/2007 | 35,000 | 17,500 | – | – |
| | – $0.93 per share | 18/10/2003 to 17/10/2007 | 35,000 | 17,500 | – | – |
| | – $1.09 per share | 3/6/2004 to 2/6/2008 | 35,000 | 26,250 | – | – |
| | – $1.24 per share | 19/11/2004 to 18/11/2008 | 35,000 | 26,250 | – | – |
| | – $1.30 per share | 18/5/2005 to 17/5/2009 | 35,000 | 35,000 | – | – |
| | – $1.47 per share | 23/11/2005 to 22/11/2009 | 35,000 | 35,000 | – | – |
| | – $2.68 per share | 2/7/2006 to 1/7/2010 | – | 35,000 | – | – |
| | – $2.67 per share | 22/11/2006 to 21/11/2010 | – | 35,000 | – | – |

**Directors' Interests** *(continued)*

| Name of director and corporation in which interests held | Description of interests | Exercise period | Shareholdings registered in the name of director, spouse or infant children: At beginning of the year/date of appointment | Shareholdings registered in the name of director, spouse or infant children: At end of the year | Other shareholdings in which the director is deemed to have an interest: At beginning of the year/date of appointment | Other shareholdings in which the director is deemed to have an interest: At end of the year |
|---|---|---|---|---|---|---|
| **Richard Hale, OBE** *(continued)* | | | | | | |
| SembCorp Logistics Ltd | Options to subscribe for ordinary shares of $0.25 each at | | | | | |
| | – $1.71 per share | 17/5/2006 to 16/5/2010 | – | 80,000 | – | – |
| Singapore Airlines Ltd | Ordinary shares of $0.50 each | – | 1,000 | 1,000 | – | – |
| SNP Corporation Ltd | Ordinary shares of $0.50 each | – | 233,000 | 233,000 | – | – |
| **Yong Ying-I** | | | | | | |
| SembCorp Industries Ltd | Ordinary shares of $0.25 each | – | – | 100,000 | – | – |
| Singapore Airlines Ltd | Ordinary shares of $0.50 each | – | 150,000 | 150,000 | – | – |
| Singapore Telecommunications Ltd | Ordinary shares of $0.15 each | – | 600,000 | 600,000 | – | – |
| **Dr Vichit Suraphongchai** | | | | | | |
| SembCorp Industries Ltd | Options to subscribe for ordinary shares of $0.25 each at | | | | | |
| | – $1.24 per share | 19/11/2004 to 18/11/2008 | 17,500 | 17,500 | – | – |
| | – $1.30 per share | 18/5/2005 to 17/5/2009 | 17,500 | 17,500 | – | – |
| | – $1.47 per share | 23/11/2005 to 22/11/2009 | 17,500 | 17,500 | – | – |
| | – $2.68 per share | 2/7/2006 to 1/7/2010 | – | 20,000 | – | – |
| | – $2.67 per share | 22/11/2006 to 21/11/2010 | – | 20,000 | – | – |

**Directors' Interests** *(continued)*

| Name of director and corporation in which interests held | Description of interests | Exercise period | Shareholdings registered in the name of director, spouse or infant children: At beginning of the year/date of appointment | Shareholdings registered in the name of director, spouse or infant children: At end of the year | Other shareholdings in which the director is deemed to have an interest: At beginning of the year/date of appointment | Other shareholdings in which the director is deemed to have an interest: At end of the year |
|---|---|---|---|---|---|---|
| **Colin Au Fook Yew** | | | | | | |
| SembCorp Industries Ltd | Options to subscribe for ordinary shares of $0.25 each at | | | | | |
| | – $1.30 per share | 18/5/2005 to 17/5/2009 | 13,500 | 13,500 | – | – |
| | – $1.47 per share | 23/11/2005 to 22/11/2009 | 13,500 | 13,500 | – | – |
| | – $2.68 per share | 2/7/2006 to 1/7/2010 | – | 17,500 | – | – |
| | – $2.67 per share | 22/11/2006 to 21/11/2010 | – | 17,500 | – | – |
| **Evert Henkes** | | | | | | |
| SembCorp Industries Ltd | Options to subscribe for ordinary shares of $0.25 each at | | | | | |
| | – $1.30 per share | 18/5/2005 to 17/5/2009 | 12,000 | 12,000 | – | – |
| | – $1.47 per share | 23/11/2005 to 22/11/2009 | 12,000 | 12,000 | – | – |
| | – $2.68 per share | 2/7/2006 to 1/7/2010 | – | 17,500 | – | – |
| | – $2.67 per share | 22/11/2006 to 21/11/2010 | – | 17,500 | – | – |
| **Lee Suet Fern** | | | | | | |
| SembCorp Industries Ltd | Options to subscribe for ordinary shares of $0.25 each at | | | | | |
| | – $2.67 per share | 22/11/2006 to 21/11/2010 | – | 35,000 | – | – |
| SembCorp Logistics Ltd | Ordinary shares of $0.25 each | – | 70,560 | 560 | – | – |

**Directors' Interests** *(continued)*

| Name of director and corporation in which interests held | Description of interests | Exercise period | Shareholdings registered in the name of director, spouse or infant children: At beginning of the year/date of appointment | Shareholdings registered in the name of director, spouse or infant children: At end of the year | Other shareholdings in which the director is deemed to have an interest: At beginning of the year/date of appointment | Other shareholdings in which the director is deemed to have an interest: At end of the year |
|---|---|---|---|---|---|---|
| **Lee Suet Fern** *(continued)* | | | | | | |
| SembCorp Logistics Ltd | Options to subscribe for ordinary shares of $0.25 each at | | | | | |
| | – $1.02 per share | 23/4/2005 to 22/7/2006 | 126,000 | 126,000 | – | – |
| | – $0.42 per share | 23/4/2005 to 22/7/2006 | 126,000 | 126,000 | – | – |
| | – $0.98 per share | 23/4/2005 to 22/7/2006 | 126,000 | 126,000 | – | – |
| Singapore Telecommunications Ltd | Ordinary shares of $0.15 each | – | 700,280 | 4,051,430 | – | – |
| | Options to subscribe for ordinary shares of $0.15 each | | | | | |
| | – $3.03 per share | 10/11/2000 to 9/11/2009 | 500,000 | 500,000 | – | – |
| | – $2.26 per share | 10/6/2001 to 9/6/2010 | 1,500,000 | 1,500,000 | – | – |
| | – $1.69 per share | 30/5/2001 to 30/5/2011 | 1,900,000 | – | – | – |
| | – $1.36 per share | 3/7/2002 to 3/7/2012 | 2,150,000 | – | – | – |
| | Executive Performance Share Plan: | | | | | |
| | – award of performance shares granted in 2003 (Note A, (1)) | – | Up to 1,405,424 | Up to 1,405,424 | – | – |
| | – award of performance shares granted in 2004 (Note A, (2)) | – | Up to 1,500,000 | Up to 1,500,000 | – | – |

**Directors' Interests** *(continued)*

| Name of director and corporation in which interests held | Description of Interests | Exercise period | Shareholdings registered in the name of director, spouse or infant children: At beginning of the year/date of appointment | Shareholdings registered in the name of director, spouse or infant children: At end of the year | Other shareholdings in which the director is deemed to have an interest: At beginning of the year/date of appointment | Other shareholdings in which the director is deemed to have an interest: At end of the year |
|---|---|---|---|---|---|---|
| **Lee Suet Fern** *(continued)* | | | | | | |
| Singapore Telecommunications Ltd | Executive Performance Share Plan: - award of performance shares granted in 2005 (Note A, (3)) | - | Up to 1,643,701 | Up to 1,643,701 | - | - |
| Dexia Trust Services Singapore Limited | Ordinary shares of $0.15 each (Note B) | - | 9,964,475 | 13,747,302 | - | - |

Note A:
The actual number delivered will depend on the achievement of set targets as determined by the Compensation Committee of Singapore Telecommunications Ltd at the end of the respective performance period from (1) April 1, 2003 to March 31, 2006, (2) April 1, 2004 to March 31, 2007 and (3) April 1, 2005 to March 31, 2008.

The vesting is conditional on performance targets set based on medium-term corporate objectives such as Return on Invested Capital and relative total shareholders' return vis-à-vis the MSCI Asia-Pacific Telecom Index. At the end of the performance period, the final number of Performance Shares Options awarded will depend on the level of achievement of those targets. If the minimum level of targets is not met, no Performance Shares Options will vest. If the targets are exceeded by more than 100%, the maximum of 100% of Performance Share Options will vest.

Note B:
Dexia is the trustee of a trust established to purchase shares for the benefit of eligible SingTel employees under the SingTel Executive Performance Share Plan and the SingTel Performance Share Plan. The SingTel shares purchased by Dexia pursuant to the trust are held for the benefit of all such eligible employees and vest in such employees subject to meeting performance hurdles detailed in the respective award letters.

Except as disclosed in this report, no director who held office at the end of the financial year had interests in shares, debentures, warrants or share options of the Company, or of related corporations, either at the beginning of the financial year, or date of appointment, if later, or at the end of the financial year.

There were no changes in the above-mentioned directors' interests in the Company between the end of the financial year and January 21, 2006.

Except as disclosed under the "Share-based Incentive Plans" section of this report, neither at the end of, nor at any time during the financial year, was the Company a party to any arrangement whose objects are, or one of whose objects is, to enable the directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Except as disclosed in note 29 (b) and 35 to the financial statements, since the end of the last financial year, no director has received or become entitled to receive a benefit by reason of a contract made by the Company or a related corporation with the director, or with a firm of which he is a member or with a company in which he has a substantial financial interest.

**Share-based Incentive Plans**
The Company's Share Option Plan, Performance Share Plan and Restricted Stock Plan (collectively, the "Share Plans") were approved and adopted by the shareholders at an Extraordinary General Meeting of the Company held on June 3, 2000.

The Executive Resource & Compensation Committee (the "Committee") of the Company has been designated as the Committee responsible for the administration of the Share Plans. The Committee comprises the following members, all of whom are directors:

Peter Seah Lim Huat (Chairman)
Goh Geok Ling
K Shanmugam

The Share Option Plan is the incentive scheme for directors and employees of the Company and its subsidiaries (the "Group") whereas the Performance Share Plan and Restricted Stock Plan are aimed primarily at key executives of the Group.

The Share Option Plan provides the Company with means whereby non-executive directors and employees of the Group, and certain categories of persons who can make significant contributions through their close working relationship with the Group, such as non-executive directors and employees of the Company's Parent Company and non-executive directors and employees of the Company's associated company, are given an opportunity to participate in the equity of the Company.

Under the rules of the Share Option Plan, participants who ceased to be employed by the Group, Parent Company or the associated company by reason of ill health, injury or disability, redundancy, retirement at or after the legal retirement age, retirement before the legal retirement age, death, etc, or any other event approved by the Committee, may be allowed by the Committee to retain their unexercised Options. The Committee may determine the number of Shares comprised in that Option which may be exercised and the period during which such Option shall be exercisable, being a period not later than the expiry of the Exercise Period in respect of that Option. Such Option may be exercised at any time notwithstanding that the date of exercise of such Option falls on a date prior to the first day of the Exercise Period in respect of such Option.

The Company designates Temasek Holdings (Private) Limited as the Parent Company.

The Performance Share Plan and Restricted Stock Plan award fully-paid shares to participants to achieve pre-determined targets that create and enhance economic values for shareholders of the Company, and/or to accomplish time-based service conditions. Awards will be released to participants as fully-paid shares, or their equivalent cash value or combinations thereof, free-of-charge provided that the conditions of the awards are achieved and subject to approval by the Committee.

Awards granted under the Performance Share Plan are released at the end of the performance period only when the pre-determined targets have been achieved. Awards granted under the Restricted Stock Plan vest only after the satisfactory completion of time-based service conditions, or where the award is performance related, after a further period of service beyond the performance target completion date. No minimum vesting period is prescribed under the Restricted Stock Plan and the length of the vesting period in respect of each award will be determined on a case-by-case basis. Performance-based restricted awards differ from awards granted under the Performance Share Plan in that an extended vesting period is imposed beyond the performance target completion date.

The Share Plans are intended to attract, retain and incentivise participants to higher standards of performance and encourage greater dedication and loyalty by enabling the Company to give recognition to past contributions and services; as well as motivating participants to contribute to the long-term prosperity of the Group.

Other information regarding the Share Option Plan are as follows:

i. The exercise price of the options can be set at a discount to the market price not exceeding 20% of the market price in respect of options granted at the time of grant.

ii. The options can be exercised 12 months after the grant for market price options and 24 months for discounted options. Further vesting period for the exercise of the options may be set. The Group imposed a further vesting over 4 years for managers and above for retention purposes.

iii. The options granted expire after 5 years for non-executive directors, associated company's employees and 10 years for the employees of Group and Parent Company.

**Share Options**

**a. SembCorp Industries Share Option Plan**

At the end of the financial year, details of the options granted under the Share Option Plan on unissued shares of $0.25 each of the Company are as follows:

**SembCorp Industries Ltd**

Ordinary shares of $0.25 each

| Date of grant of options | Exercise price per share* | Options outstanding at 1/1/2005 | Options granted | Options exercised | Options cancelled/ lapsed/not accepted | Options outstanding at 31/12/2005 | Number of options holders/ (including number of directors) at 31/12/2005 | Exercise period |
|---|---|---|---|---|---|---|---|---|
| 26/06/00 | $1.94 | 726,000 | – | (406,000) | (320,000) | – | –/(-) | 27/06/01 to 26/06/05 |
| 26/06/00 | $1.94 | 9,091,600 | – | (5,238,035) | (761,600) | 3,091,965 | 251/(1) | 27/06/01 to 26/06/10 |
| 24/07/00 | $2.21 | 5,566,771 | – | (2,022,818) | (297,455) | 3,246,498 | 163/(1) | 20/05/01 to 19/05/09 |
| 24/07/00 | $2.07 | 169,477 | – | (43,459) | (19,730) | 106,288 | 7/(-) | 16/09/01 to 15/09/09 |
| 19/04/01 | $1.50 | 777,000 | – | (174,000) | (35,000) | 568,000 | 8/(5) | 20/04/02 to 19/04/06 |
| 19/04/01 | $1.50 | 10,813,300 | – | (8,305,475) | (492,475) | 2,015,350 | 233/(1) | 20/04/02 to 19/04/11 |
| 07/05/02 | $1.54 | 405,000 | – | (93,750) | (17,500) | 293,750 | 12/(5) | 08/05/03 to 07/05/07 |
| 07/05/02 | $1.54 | 6,718,000 | – | (3,716,875) | (365,825) | 2,635,300 | 588/(1) | 08/05/03 to 07/05/12 |
| 17/10/02 | $0.93 | 298,000 | – | (58,000) | – | 240,000 | 12/(5) | 18/10/03 to 17/10/07 |
| 17/10/02 | $0.93 | 4,051,425 | – | (1,774,200) | (291,375) | 1,985,850 | 448/(1) | 18/10/03 to 17/10/12 |
| 02/06/03 | $1.09 | 335,750 | – | (69,500) | – | 266,250 | 15/(5) | 03/06/04 to 02/06/08 |
| 02/06/03 | $1.09 | 5,874,551 | – | (2,347,521) | (352,875) | 3,174,155 | 550/(1) | 03/06/04 to 02/06/13 |
| 18/11/03 | $1.24 | 353,250 | – | (62,750) | – | 290,500 | 16/(6) | 19/11/04 to 18/11/08 |
| 18/11/03 | $1.24 | 6,266,578 | – | (2,214,333) | (435,000) | 3,617,245 | 600/(1) | 19/11/04 to 18/11/13 |
| 17/05/04 | $1.30 | 363,500 | – | (53,000) | – | 310,500 | 17/(8) | 18/05/05 to 17/05/09 |
| 17/05/04 | $1.30 | 7,969,000 | – | (2,412,555) | (588,775) | 4,967,670 | 743/(1) | 18/05/05 to 17/05/14 |
| 22/11/04 | $1.47 | 313,500 | – | (1,000) | – | 312,500 | 17/(8) | 23/11/05 to 22/11/09 |
| 22/11/04 | $1.47 | 7,772,500 | – | (1,069,674) | (655,875) | 6,046,951 | 1,134/(1) | 23/11/05 to 22/11/14 |
| 01/07/05 | $2.68 | – | 335,000 | – | (35,000) | 300,000 | 8/(8) | 02/07/06 to 01/07/10 |
| 01/07/05 | $2.68 | – | 8,762,500 | (12,000)@ | (967,500) | 7,783,000 | 1,932/(1) | 02/07/06 to 01/07/15 |
| 21/11/05 | $2.67 | – | 370,000 | – | (35,000) | 335,000 | 9/(9) | 22/11/06 to 21/11/10 |
| 21/11/05 | $2.67 | – | 8,454,000 | – | (294,000) | 8,160,000 | 2,164/(1) | 22/11/06 to 21/11/15 |
| | | 67,865,202 | 17,921,500 | (30,074,945) | (5,964,985) | 49,746,772 | | |

* During the year, the exercise price for outstanding share options granted prior to January 1, 2005 were adjusted for the capital reduction in 2005.

@ The share options have been retained and thus immediately exercisable.

**Share Options** *(continued)*

a. **SembCorp Industries Share Option Plan** *(continued)*

The details of options of the Company granted during the year and awarded/exercised since commencement of the Scheme (aggregate) to December 31, 2005 were as follows:

| Option Participants | Options granted during *the year* | Aggregate options *granted* | Aggregate options cancelled/ lapsed/ not accepted | Aggregate options exercised | Aggregate options outstanding |
|---|---|---|---|---|---|
| **Directors** | | | | | |
| Peter Seah Lim Huat | 140,000 | 840,000 | - | (140,000) | 700,000 |
| Tang Kin Fei[1] | 600,000 | 3,144,052 | (607,759)[2] | (576,293) | 1,960,000 |
| Lua Cheng Eng[3] | 140,000 | 770,000 | - | (70,000) | 700,000 |
| K Shanmugam | 70,000 | 420,000 | - | (70,000) | 350,000 |
| Goh Geok Ling | 70,000 | 300,000 | - | (55,000) | 245,000 |
| Richard Hale, OBE | 70,000 | 350,000 | - | (62,500) | 287,500 |
| Yong Ying-I | 70,000 | 165,000 | (165,000)[4] | - | - |
| Dr Vichit Suraphongchai | 40,000 | 92,500 | - | - | 92,500 |
| Colin Au Fook Yew | 35,000 | 62,000 | - | - | 62,000 |
| Evert Henkes | 35,000 | 59,000 | - | - | 59,000 |
| Lee Suet Fern | 35,000 | 35,000 | - | - | 35,000 |
| **Other Executives** | | | | | |
| Group | 16,616,500 | 141,990,242 | (61,843,411) | (39,729,559) | 40,417,272 |
| Associated company | - | 748,600 | (193,600) | (492,000) | 63,000 |
| Parent Group[5] | - | 378,500 | (56,500) | (194,000) | 128,000 |
| **Former Directors of the Company** | - | 7,347,078 | (1,977,078) | (722,500) | 4,647,500 |
| Total | 17,921,500 | 156,701,972 | (64,843,348) | (42,111,852) | 49,746,772 |

Notes:

1 Mr Tang Kin Fei was granted 600,000 share options since his appointment as director of the Company on May 1, 2005.

2 Options lapsed due to replacement of 1999 options and expiry of earlier options.

3 Mr Lua Cheng Eng has vacated his office of Director on the Company's Board with effect from February 14, 2006. The outstanding options became immediately vested and exercisable within 18 months from that date.

4 Options not accepted due to civil service regulation.

5 Parent Group refers to former employees of Singapore Technologies Pte Ltd.

Since the commencement of the Share Option Plan, no options have been granted to the controlling shareholders of the Company or their associates. No participant under the Share Option Plan has been granted 5% or more of the total options available. No options have been offered at a discount.

The options granted by the Company do not entitle the holders of the options, by virtue of such holdings, to any right to participate in any share issue of any company.

**Share Options** *(continued)*

**b. Share Options of the Subsidiaries**

At the end of the financial year, details of the options granted under the Share Option Plan of the subsidiaries are as follows:

**SembCorp Logistics Ltd**

Ordinary shares of $0.25 each

| Date of grant of options | Exercise price per share* | Options outstanding at 1/1/2005* | Options granted | Options exercised | Options cancelled/ lapsed/not accepted | Options outstanding at 31/12/2005 | Number of options holders/ (including number of SCI directors) at 31/12/2005 | Exercise period |
|---|---|---|---|---|---|---|---|---|
| 06/03/00 | $1.32 | 1,013,400 | – | (528,080) | (162,140) | 323,180 | 18/(-) | 07/03/01 to 06/03/10 |
| 28/06/00 | $1.61 | 4,091,560 | – | (631,260) | (779,300) | 2,681,000 | 682/(-) | 29/06/01 to 28/06/10 |
| 15/05/01 | $0.82 | 1,144,020 | – | (496,080) | (226,470) | 421,470 | 75/(-) | 16/05/02 to 15/05/11 |
| 18/10/01 | $0.41 | 127,500 | – | (45,300) | (19,200) | 63,000 | 10/(-) | 18/10/02 to 17/10/11 |
| 27/02/02 | $1.02 | 2,898,230 | – | (801,242) | (495,590) | 1,601,398 | 185/(1) | 28/02/03 to 27/02/12 |
| 27/09/02 | $0.54 | 403,250 | – | (60,270) | (70,820) | 272,160 | 41/(-) | 27/09/03 to 26/09/12 |
| 06/02/03 | $0.42 | 3,456,250 | – | (576,660) | (612,940) | 2,266,650 | 143/(1) | 06/02/04 to 05/02/13 |
| 21/04/03 | $0.81 | 300,000 | – | – | (48,000) | 252,000 | 1/(-) | 22/04/04 to 21/04/13 |
| 19/08/03 | $0.66 | 737,000 | – | (69,720) | (143,540) | 523,740 | 51/(-) | 19/08/04 to 18/08/13 |
| 11/02/04 | $0.98 | 7,193,850 | – | (1,712,040) | (1,389,200) | 4,092,610 | 275/(1) | 11/02/05 to 10/02/14 |
| 19/08/04 | $1.11 | 1,481,000 | – | (112,560) | (281,480) | 1,086,960 | 60/(-) | 19/08/05 to 18/08/14 |
| 16/05/05 | $1.71 | – | 9,823,400 | – | (363,300) | 9,460,100 | 1,049/(2) | 16/05/06 to 15/05/15 |
| 24/08/05 | $1.69 | – | 1,258,000 | – | (42,000) | 1,216,000 | 96/(-) | 24/08/06 to 23/08/15 |
| | | 22,846,060 | 11,081,400 | (5,033,212) | (4,633,980) | 24,260,268 | | |

* During the year, the exercise price and the number of outstanding options granted prior to January 1, 2005 were adjusted for the capital reduction and special dividend paid in 2005.

**SembCorp Marine Ltd**

Ordinary shares of $0.10 each

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| 08/09/00 | $0.70 | 5,431,000 | – | (4,839,000) | (50,000) | 542,000 | 68/(-) | 08/09/01 to 07/09/10 |
| 27/09/01 | $0.66 | 7,552,000 | – | (5,242,000) | (58,000) | 2,252,000 | 453/(1) | 28/09/02 to 27/09/11 |
| 07/11/02 | $0.90 | 13,185,000 | – | (5,577,000) | (178,000) | 7,430,000 | 939/(1) | 08/11/03 to 07/11/12 |
| 08/08/03 | $0.99 | 14,601,000 | – | (4,761,000) | (261,000) | 9,579,000 | 959/(1) | 09/08/04 to 08/08/13 |
| 10/08/04 | $1.04 | 15,984,000 | – | (2,331,000) | (425,000) | 13,228,000 | 1,091/(1) | 11/08/05 to 10/08/14 |
| 11/08/05 | $2.96 | – | 15,557,000 | – | (176,000) | 15,381,000 | 1,177/(2) | 12/08/06 to 11/08/15 |
| | | 56,753,000 | 15,557,000 | (22,750,000) | (1,148,000) | 48,412,000 | | |

Except as disclosed above, there were no unissued shares of the Company or its subsidiaries under options granted by the Company or its subsidiaries as at the end of the financial year.

**Performance Share Plan**

Under the Performance Share Plan, the awards granted conditional on performance targets are set based on medium-term corporate objectives at the start of each rolling three-year performance qualifying period. A specific number of performance shares shall be awarded at the end of the three-year performance cycle depending on the extent of the achievement of the performance conditions established at the onset.

In 2005, the Committee, with advice and assistance from an independent compensation consultant, redesigned its approach to the share-based incentive awards, with particular focus on establishing new standards for share-based incentive grants. The redesigned share-based incentive grants took into account evolving practices at other major public-listed companies, as well as the Company's objective of further enhancing linkages between employee performance and long-term shareholder value creation objectives. The redesign was completed and implemented in 2005.

For awards granted before 2005, recipients who do not achieve at least 80% of the targets set at the end of the performance period will not be granted the performance shares. If the achievement of the targets exceeds 100%, more performance shares than the original award could be delivered up to a maximum of 200% of the original award.

In the 2005 performance share award, the performance criteria was changed and performance levels re-calibrated based on the new measures, namely Wealth Added and Total Shareholders' Return. For each performance measure, three distinct performance levels are set. A minimum of threshold performance must be achieved to trigger an Achievement Factor, which in turn determines the number of shares to be finally awarded. Based on the new criteria, performance shares to be delivered for awards granted in 2005 will range between 0% to 150% of the original award.

Participants are also required to hold a minimum percentage of the shares released to them under the Performance Share Plan to maintain a beneficial ownership stake in the Group, for the duration of their employment or tenure with the Group. A maximum cap is set based on a multiple of the individual participant's Annual Base Salary. Any excess can be sold off, but in the event of a shortfall, they have a two calendar year period to meet the minimum percentage requirement.

During the year, a total of 157,500 performance shares were released by the Committee to the participants for the performance period 2002 to 2004. Of the 157,500 performance shares released, 84,000 were released to the estate of Mr Wong Kok Siew (deceased on February 16, 2005), a former key executive and executive director of the Board, via the release of cash in-lieu of share awards at $2.00 per share on April 12, 2005, as approved by the Committee.

During the year, the Committee also approved the release of 113,400 performance shares for the performance period 2003 to 2005 and 39,200 performance shares for the performance period 2004 to 2006 to the estate of Mr Wong Kok Siew via the release of cash in-lieu of share awards at $2.00 per share on April 12, 2005. The number of performance shares released to the estate of Mr Wong Kok Siew was pro-rated for the completed performance period.

**Performance Share Plan** *(continued)*
The details of performance shares of the Company awarded during the year since commencement of the Performance Share Plan (aggregate) were as follows:

| Performance Shares Participants | Conditional shares awarded during the year | Aggregate conditional shares awarded | Aggregate conditional shares released | Aggregate conditional shares lapsed | Aggregate conditional shares outstanding |
|---|---|---|---|---|---|
| **Director of the Company** | | | | | |
| Tang Kin Fei (appointed on May 1, 2005) | 400,000 | 1,040,000 | (56,000)@ | (284,000) | 700,000 |
| Former Directors of the Company | - | 1,780,000 | (341,600) | (1,438,400) | - |
| Key Executives of the Group | 470,000 | 2,230,000 | (133,000) | (1,097,000) | 1,000,000 |
| | 870,000 | 5,050,000 | (530,600) | (2,819,400) | 1,700,000 |

@ For performance period prior to Mr Tang Kin Fei's appointment as Group President & CEO of the Group.

The total number of performance shares in awards granted conditionally and representing 100% of targets achieved, but not released as at end 2005, was 1,700,000. Based on the multiplying factor, the actual release of the awards could range from zero to a maximum of 2,965,000 performance shares.

During the current financial year, the Group has charged $1,271,000 (2004: $1,772,000) to the profit and loss account in respect of performance shares awarded prior to January 1, 2005 based on the market values of the shares at reporting date. For performance shares awarded from January 1, 2005 the Group has charged $776,000 to the profit and loss account based on fair value of performance shares at grant date.

**Restricted Stock Plan**
During the year, an award of 400,000 restricted stocks was vested to Mr Wong Kok Siew (deceased on February 16, 2005), a former key executive and executive director of the Board. This was issued to his estate during the year via the release of cash in-lieu of share awards at $1.90 per share as approved by the Committee: A total 1,000,000 restricted stocks was vested and issued to him since 2002.

In 2005, no restricted stock has been awarded under the Restricted Stock Plan.

**Maximum Number Of Shares Issuable**
The maximum number of performance shares and restricted stocks which could be delivered, when aggregated with the number of new shares issued and issuable in respect of all options granted, is within the 15% limit of the share capital of the Company on the day preceding the relevant date of the grant.

**Audit Committee**
The members of the Audit Committee during the year and at the date of this report are:

| | |
|---|---|
| Richard Hale, OBE | (Chairman, appointed on February 14, 2006) |
| Lua Cheng Eng | (Chairman, vacated office on February 14, 2006) |
| K Shanmugam | |
| Lee Suet Fern | (Appointed on July 1, 2005) |

The Audit Committee has held 5 meetings during the financial year. In performing its functions, the Audit Committee met with the Company's external and internal auditors to discuss the scope of their work, the results of their examination and evaluation of the Company's internal accounting control system.

The Audit Committee performed the functions specified in Section 201B of the Companies Act, the Listing Manual of the Singapore Exchange, and the Code of Corporate Governance.

The Audit Committee also reviewed the following:
- assistance provided by the Company's officers to the external and internal auditors;
- financial statements of the Group and the Company prior to their submission to the directors of the Company for adoption; and
- interested person transactions (as defined in Chapter 9 of the Listing Manual of the Singapore Exchange).

The Audit Committee has full access to management and is given the resources required for it to discharge its functions. It has full authority and the discretion to invite any director or executive officer to attend its meetings. The Audit Committee also recommends the appointment of the external auditors and reviews the level of audit and non-audit fees.

The Audit Committee is satisfied with the independence and objectivity of the external auditors and has recommended to the Board of Directors that the auditors, KPMG, be nominated for re-appointment as auditors at the forthcoming Annual General Meeting of the Company.

**Auditors**
The auditors, KPMG, have indicated their willingness to accept re-appointment.

On behalf of the Board of Directors

**Peter Seah Lim Huat**
Chairman

**Tang Kin Fei**
Director

Singapore
February 28, 2006

# Statement by Directors

Year ended December 31, 2005

In our opinion:

a. the financial statements set out on pages 170 to 265 are drawn up so as to give a true and fair view of the state of affairs of the Group and of the Company as at December 31, 2005, and of the results, changes in equity and cash flows of the Group for the year ended on that date; and

b. at the date of this statement there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.

The Board of Directors has, on the date of this statement, authorised these financial statements for issue.

On behalf of the Board of Directors

**Peter Seah Lim Huat**
Chairman

**Tang Kin Fei**
Director

Singapore
February 28, 2006

# Report of the Auditors to the Members of SembCorp Industries Ltd

Year ended December 31, 2005

We have audited the accompanying financial statements of SembCorp Industries Ltd for the year ended December 31, 2005 as set out on pages 170 to 265. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion:

a. the consolidated financial statements of the Group and the balance sheet of the Company are properly drawn up in accordance with the provisions of the Companies Act, Chapter 50 (the Act) and Singapore Financial Reporting Standards to give a true and fair view of the state of affairs of the Group and of the Company as at December 31, 2005 and of the results, changes in equity and cash flows of the Group for the year ended on that date; and

b. the accounting and other records required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

**KPMG**
Certified Public Accountants

Singapore
February 28, 2006

# Balance Sheets
As at December 31, 2005

| | Note | Group 2005 $'000 | Group Restated 2004 $'000 | Company 2005 $'000 | Company Restated 2004 $'000 |
|---|---|---|---|---|---|
| **Equity attributable to shareholders of the Company:** | | | | | |
| Share capital | 3 | **436,603** | 456,623 | **436,603** | 456,623 |
| Other reserves | 4 | **419,286** | 399,345 | **316,062** | 297,156 |
| Accumulated profits | | **1,143,729** | 1,102,377 | **542,643** | 744,987 |
| | | **1,999,618** | 1,958,345 | **1,295,308** | 1,498,766 |
| **Minority interests** | | **845,041** | 843,232 | **-** | - |
| **Total equity** | | **2,844,659** | 2,801,577 | **1,295,308** | 1,498,766 |
| **Non-current assets** | | | | | |
| Property, plant and equipment | 5 | **2,627,380** | 2,491,845 | **997** | 819 |
| Investments in subsidiaries | 6 | **-** | - | **2,275,587** | 2,791,110 |
| Interests in associates | 7 | **294,755** | 289,646 | **-** | - |
| Interests in joint ventures | 8 | **431,711** | 387,997 | **-** | - |
| Other financial assets | 9 | **121,373** | 178,694 | **-** | - |
| Long-term receivables and prepayments | 10 | **146,152** | 198,143 | **-** | - |
| Intangible assets | 12 | **150,765** | 146,416 | **90** | 90 |
| Deferred tax assets | 13 | **26,285** | 19,092 | **-** | - |
| | | **3,798,421** | 3,711,833 | **2,276,674** | 2,792,019 |
| **Current assets** | | | | | |
| Inventories and work-in-progress | 14 | **863,612** | 734,425 | **-** | - |
| Trade and other receivables | 15 | **1,373,647** | 1,418,803 | **84,808** | 571,927 |
| Asset held for sale | 16 | **52,230** | 53,192 | **-** | - |
| Bank balances, fixed deposits and cash | 17 | **1,231,281** | 2,099,962 | **10,503** | 23,264 |
| | | **3,520,770** | 4,306,382 | **95,311** | 595,191 |
| **Current liabilities** | | | | | |
| Trade and other payables | 18 | **1,926,504** | 2,087,990 | **924,454** | 1,484,952 |
| Excess of progress billings over work-in-progress | 14 | **389,837** | 247,347 | **-** | - |
| Provisions | 19 | **639,900** | 661,826 | **-** | - |
| Employee benefits | 20 | **6,089** | 6,284 | **2,028** | 2,544 |
| Current tax payable | | **104,683** | 89,516 | **-** | - |
| Interest-bearing borrowings | 21 | **149,383** | 968,444 | **-** | 250,000 |
| | | **3,216,396** | 4,061,407 | **926,482** | 1,737,496 |
| **Net current assets/(liabilities)** | | **304,374** | 244,975 | **(831,171)** | (1,142,305) |
| | | **4,102,795** | 3,956,808 | **1,445,503** | 1,649,714 |
| **Non-current liabilities** | | | | | |
| Deferred tax liabilities | 13 | **220,095** | 150,648 | **195** | 195 |
| Provisions | 19 | **8,977** | 18,607 | **-** | - |
| Employee benefits | 20 | **42,035** | 52,598 | **-** | 753 |
| Interest-bearing borrowings | 21 | **908,686** | 820,927 | **150,000** | 150,000 |
| Other long-term liabilities | 22 | **78,343** | 112,451 | **-** | - |
| | | **1,258,136** | 1,155,231 | **150,195** | 150,948 |
| | | **2,844,659** | 2,801,577 | **1,295,308** | 1,498,766 |

*The accompanying notes form an integral part of these financial statements.*

# Consolidated Profit and Loss Account

Year ended December 31, 2005

| | Note | Group | |
|---|---|---|---|
| | | | Restated |
| | | 2005 | 2004 |
| | | $'000 | $'000 |
| **Turnover** | 28 | **7,409,217** | 5,943,962 |
| Cost of sales | | **(6,769,618)** | (5,444,994) |
| **Gross Profit** | | **639,599** | 498,968 |
| Non-operating income (net) | | **154,908** | 1,166,139 |
| General and administrative expenses | | **(311,301)** | (320,517) |
| Finance costs | 29(d) | **(53,861)** | (75,007) |
| Provision for net exposure arising from legal claims | | **-** | (415,000) |
| Share of results of: | | | |
| - associates | | **45,289** | 101,575 |
| - joint ventures | | **33,022** | 25,368 |
| **Profit before income tax expense** | 29 | **507,656** | 981,526 |
| Income tax expense | 30 | **(92,430)** | (64,631) |
| **Profit for the year** | | **415,226** | 916,895 |
| **Attributable to:** | | | |
| Shareholders of the Company | | **303,295** | 391,488 |
| Minority interests | | **111,931** | 525,407 |
| **Profit for the year** | | **415,226** | 916,895 |
| **Earnings per share** | 31 | | |
| - Basic | | **17.14 cents** | 21.47 cents |
| - Diluted | | **16.96 cents** | 21.43 cents |

*The accompanying notes form an integral part of these financial statements.*

# Consolidated Statement of Changes in Equity

Year ended December 31, 2005

| Group | Attributable to shareholders of the Company | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Share capital $'000 | Share premium $'000 | Merger reserve $'000 | Other reserves $'000 | Currency translation reserve $'000 | Accumulated profits $'000 | Total $'000 | Minority interests $'000 | Total equity $'000 |
| At January 1, 2005, as previously reported | 456,623 | 296,628 | 29,201 | 37,521 | 30,196 | 1,108,176 | 1,958,345 | 843,232 | 2,801,577 |
| Retrospective adjustments arising from change in accounting policies (Note 33) | - | - | - | 4,532 | 1,267 | (5,799) | - | - | - |
| At January 1, 2005, restated | 456,623 | 296,628 | 29,201 | 42,053 | 31,463 | 1,102,377 | 1,958,345 | 843,232 | 2,801,577 |
| Prospective adjustments arising from change in accounting policies (Note 33) | - | - | - | 6,921 | - | (17,508) | (10,587) | 9,263 | (1,324) |
| | 456,623 | 296,628 | 29,201 | 48,974 | 31,463 | 1,084,869 | 1,947,758 | 852,495 | 2,800,253 |
| Translation adjustments | - | - | - | - | (11,340) | - | (11,340) | 1,407 | (9,933) |
| Net fair value changes of available for sale financial assets, net of deferred taxes | - | - | - | 25,634 | - | - | 25,634 | 12,725 | 38,359 |
| Net fair value changes of cash flow hedges | - | - | - | (19,353) | - | - | (19,353) | (910) | (20,263) |
| Share of reserve of associates and joint venture companies | - | - | - | 3,450 | - | - | 3,450 | 2,083 | 5,533 |
| Realisation of reserve upon disposal of investments and changes in group structure | - | - | - | (7,719) | (5,931) | (2,359) | (16,009) | 735 | (15,274) |
| Net gain/(loss) recognised directly in equity | - | - | - | 2,012 | (17,271) | (2,359) | (17,618) | 16,040 | (1,578) |
| Profit for the year | - | - | - | - | - | 303,295 | 303,295 | 111,931 | 415,226 |
| Total gain/(loss) recognised for the year | - | - | - | 2,012 | (17,271) | 300,936 | 285,677 | 127,971 | 413,648 |
| Issue of shares under Share Option Plan | 7,518 | 39,020 | - | - | - | - | 46,538 | - | 46,538 |
| Issue of shares to minority shareholders of subsidiaries | - | - | - | - | - | - | - | 37,665 | 37,665 |
| Capital reduction paid to shareholders of the Company | (27,538) | (22,030) | - | - | - | (165,229) | (214,797) | - | (214,797) |
| Capital reduction paid to minority shareholders of subsidiary | - | - | - | - | - | - | - | (98,882) | (98,882) |
| Share-based payment | - | - | - | 7,821 | - | - | 7,821 | 2,053 | 9,874 |
| Transfer of revenue reserves to statutory reserve by associated companies | - | - | - | 3,468 | - | (3,468) | - | (2,083) | (2,083) |
| Final dividend paid of 5.0 cents per share less tax at 20% in respect of year 2004 | - | - | - | - | - | (73,379) | (73,379) | - | (73,379) |
| Dividend paid to minority shareholders of subsidiaries | - | - | - | - | - | - | - | (74,178) | (74,178) |
| **At December 31, 2005** | 436,603 | 313,618 | 29,201 | 62,275 | 14,192 | 1,143,729 | 1,999,618 | 845,041 | 2,844,659 |

An analysis of the movements in each category within "Other reserves" is presented in note 4(c).

*The accompanying notes form an integral part of these financial statements.*

# Consolidated Statement of Changes in Equity

Year ended December 31, 2005

**Group**

| | Attributable to shareholders of the Company | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Share capital $'000 | Share premium $'000 | Merger reserve $'000 | Other reserves $'000 | Currency translation reserve $'000 | Accumulated profits $'000 | Total $'000 | Minority interests $'000 | Total equity $'000 |
| At January 1, 2004, as previously reported | 455,429 | 292,629 | 29,201 | 35,900 | 67,278 | 869,075 | 1,749,512 | 668,017 | 2,417,529 |
| Retrospective adjustment arising from change in accounting policies (Note 33) | - | - | - | 747 | 1,046 | (1,793) | - | - | - |
| At January 1, 2004, restated | 455,429 | 292,629 | 29,201 | 36,647 | 68,324 | 867,282 | 1,749,512 | 668,017 | 2,417,529 |
| Translation adjustments | - | - | - | - | (566) | - | (566) | (6,483) | (7,049) |
| Realisation of reserve upon disposal of investments and changes in group structure | - | - | - | 1,621 | (36,295) | 7,832 | (26,842) | (42,547) | (69,389) |
| Net gain/(loss) recognised directly in equity | - | - | - | 1,621 | (36,861) | 7,832 | (27,408) | (49,030) | (76,438) |
| Profit for the year | - | - | - | - | - | 391,488 | 391,488 | 525,407 | 916,895 |
| Total gain/(loss) recognised for the year | - | - | - | 1,621 | (36,861) | 399,320 | 364,080 | 476,377 | 840,457 |
| Issue of shares under Share Option Plan | 1,194 | 3,999 | - | - | - | - | 5,193 | - | 5,193 |
| Issue of shares to minority shareholders of subsidiaries | - | - | - | - | - | - | - | 48,203 | 48,203 |
| Share-based payment | - | - | - | 3,785 | - | - | 3,785 | 1,338 | 5,123 |
| Final dividend paid of 5.0 cents per share less tax at 20% in respect of year 2003 | - | - | - | - | - | (72,903) | (72,903) | - | (72,903) |
| Special interim dividend of 6.25 cents per share less tax at 20% declared in respect of year 2004 | - | - | - | - | - | (91,322) | (91,322) | - | (91,322) |
| Dividend paid to minority shareholders of subsidiaries | - | - | - | - | - | - | - | (350,703) | (350,703) |
| At December 31, 2004 | 456,623 | 296,628 | 29,201 | 42,053 | 31,463 | 1,102,377 | 1,958,345 | 843,232 | 2,801,577 |

An analysis of the movements in each category within "Other reserves" is presented in note 4(c).

*The accompanying notes form an integral part of these financial statements.*

# Consolidated Statement of Cash Flows

Year ended December 31, 2005

| | Group | |
|---|---|---|
| | 2005 | 2004 |
| | $'000 | $'000 |
| **Cash Flows from Operating Activities** | | |
| Profit before tax and minority interests | 507,656 | 981,526 |
| Adjustments for: | | |
| Dividend and interest income | (36,498) | (25,080) |
| Finance costs | 53,861 | 75,007 |
| Depreciation and amortisation | 184,379 | 182,189 |
| Share of results of associates and joint ventures | (78,311) | (126,943) |
| Profit on sale of property, plant and equipment | (11,357) | (13,343) |
| Gain on disposal of investments | (58,689) | (1,084,574) |
| Allowance (written back)/made for doubtful debts and bad debts written off | (5,715) | 10,840 |
| Changes in fair value of financial instruments and hedge items | 10,488 | - |
| Share-based payment expenses | 10,144 | 6,672 |
| Provisions for net exposure arising from legal claims | - | 415,000 |
| Allowance made/(written back) for impairment in value of asset | 15,040 | (14,377) |
| Work-in-progress written off | 5,797 | 86,339 |
| Operating profit before working capital changes | 596,795 | 493,256 |
| Changes in working capital: | | |
| Inventories and work-in-progress | (147,264) | (146,459) |
| Receivables | 82,344 | (134,609) |
| Payables | 340,518 | 316,073 |
| | 872,393 | 528,261 |
| Income taxes paid | (44,982) | (33,744) |
| Net cash inflow from operating activities | 827,411 | 494,517 |

# Consolidated Statement of Cash Flows
Year ended December 31, 2005

| | Group | |
|---|---|---|
| | 2005 | 2004 |
| | $'000 | $'000 |
| **Cash Flows from Investing Activities** | | |
| Dividend and interest received | **75,749** | 88,071 |
| Disposal of subsidiaries, net of cash disposed | **33,186** | (1,341) |
| Proceeds from disposal of associates and joint ventures | **65,275** | 1,314,967 |
| Proceeds from disposals of investments | **121,831** | 64,492 |
| Proceeds from disposal of property, plant and equipment | **35,737** | 72,356 |
| Acquisition/additional interest in subsidiaries, net of cash acquired | **(32,656)** | (1,652) |
| Acquisition/additional interest in associates and joint ventures | **(48,733)** | (94,834) |
| Acquisition of other long-term investments | **-** | (95,568) |
| Purchase of property, plant and equipment | **(365,848)** | (226,644) |
| Long-term receivables & prepayments | **20,867** | 91,916 |
| Payment for intangible assets | **(5,261)** | (1,098) |
| Net cash (outflow)/inflow from investing activities | **(99,853)** | 1,210,665 |
| **Cash Flows from Financing Activities** | | |
| Proceeds from share issue | **46,538** | 5,193 |
| Proceeds from share issue to minority shareholders of subsidiaries | **37,665** | 48,203 |
| Decrease in bank borrowings | **(791,202)** | (130,675) |
| Increase/(decrease) in other long-term liabilities | **3,836** | (8,494) |
| Capital reduction paid to shareholder of the Company | **(214,797)** | - |
| Capital reduction paid to minority shareholders of a subsidiary | **(98,882)** | - |
| Dividends paid to shareholders of the Company | **(164,701)** | (72,903) |
| Dividends paid to minority shareholders of subsidiaries | **(351,441)** | (55,047) |
| Fixed deposits discharged as security with a bank for banking facilities | **-** | 55,716 |
| Interest paid | **(58,843)** | (75,913) |
| Net cash outflow from financing activities | **(1,591,827)** | (233,920) |
| **Net (decrease)/increase in cash and cash equivalents** | **(864,269)** | 1,471,262 |
| **Cash and cash equivalents at beginning of year** | **2,099,962** | 623,188 |
| Effect of exchange rate changes on balances held in foreign currency | **(4,412)** | 5,512 |
| **Cash and cash equivalents at end of year** | **1,231,281** | 2,099,962 |

# Consolidated Statement of Cash Flows

Year ended December 31, 2005

The attributable net assets of subsidiaries acquired and disposed of during the year are as follows:

| | Group | |
|---|---|---|
| | 2005 | 2004 |
| | $'000 | $'000 |
| **Acquisitions** | | |
| Non-current assets | **14,412** | 9,529 |
| Net current assets | **14,347** | 2,656 |
| Non-current liabilities | **(3,047)** | (471) |
| Minority interests | **(3,376)** | (5,440) |
| Interest in subsidiaries previously accounted for as associates/other investments | **(5,815)** | (3,677) |
| Goodwill | **1,320** | 4,364 |
| Total consideration payable | **17,841** | 6,961 |
| Payment of deferred consideration | **6,559** | - |
| Less: Consideration not yet paid | **-** | (6,559) |
| Payment for additional interest in subsidiaries | **16,980** | 1,383 |
| Net cash at bank of subsidiaries acquired | **(8,724)** | (133) |
| Cash outflow on acquisitions | **32,656** | 1,652 |
| **Disposals** | | |
| Non-current assets | **23,315** | 23,154 |
| Net current assets/(liabilities) | **52** | (9,198) |
| Non-current liabilities | **-** | (12,857) |
| Minority interests | **-** | (967) |
| | **23,367** | 132 |
| Profit on disposal | **9,131** | 1,452 |
| Realisation of currency translation reserve | **-** | (1,584) |
| Goodwill written off on disposal | **756** | - |
| Total consideration receivable | **33,254** | - |
| Net cash at bank of subsidiaries disposed of | **(68)** | (1,341) |
| Cash inflow/(outflow) on disposals | **33,186** | (1,341) |

*The accompanying notes form an integral part of these financial statements.*

*These notes form an integral part of the financial statements.*

The financial statements were authorised for issue by the directors on February 28, 2006.

**1. Domicile and Activities**

SembCorp Industries Ltd (the "Company") is a company incorporated in the Republic of Singapore and has its registered office at 30 Hill Street #05-04, Singapore 179360.

The principal activities of the Company are those of an investment holding company, as well as those of corporate headquarters, which gives strategic direction and provides management services to its subsidiaries. The principal activities of the subsidiaries are set out in note 43 to the financial statements.

The immediate and ultimate holding company during the financial year was Temasek Holdings (Private) Limited, a company incorporated in the Republic of Singapore.

The consolidated financial statements relate to the Company and its subsidiaries (referred to as the "Group") and the Group's interests in associates and joint ventures.

**2. Summary of Significant Accounting Policies**

**a. Basis of Preparation**

The financial statements are prepared in accordance with Singapore Financial Reporting Standards (FRS) including related Interpretations promulgated by the Council on Corporate Disclosure and Governance ("CCDG").

With effect from January 1, 2005, the Group adopted the following new/revised FRSs which are relevant to its operations:

| | |
|---|---|
| FRS 1 (revised) | Presentation of Financial Statements |
| FRS 2 (revised) | Inventories |
| FRS 8 (revised) | Accounting Policies, Changes in Accounting Estimates and Errors |
| FRS 10 (revised) | Events After the Balance Sheet Date |
| FRS 16 (revised) | Property, Plant and Equipment |
| FRS 17 (revised) | Leases |
| FRS 21 (revised) | The Effects of Changes in Foreign Exchange Rates |
| FRS 24 (revised) | Related Party Disclosures |
| FRS 27 (revised) | Consolidated and Separate Financial Statements |
| FRS 28 (revised) | Investment in Associates |
| FRS 31 (revised) | Interests in Joint Ventures |
| FRS 32 (revised) | Financial Instruments: Disclosure and Presentation |
| FRS 33 (revised) | Earnings Per Share |
| FRS 39 | Financial Instruments: Recognition and Measurement |
| FRS 102 | Share-based Payment |
| FRS 105 | Non-current Assets Held for Sale and Discontinued Operations |

In January 2006, CCDG issued FRS 21 Amendment Regulations 2006 ("FRS 21 Amendment 2006"). The amendment is to be applied to financial periods beginning on or after January 1, 2006. The Group has early adopted FRS 21 Amendment 2006 for the current financial year beginning January 1, 2005. In accordance with the transitional provisions, FRS 21 Amendment 2006 was applied retrospectively.

The effects of adopting the new/revised FRSs in 2005 are set out in note 33.

The financial statements are presented in Singapore dollars and rounded to the nearest thousand ("$'000"), unless otherwise indicated. They are prepared on the historical cost basis except for certain financial assets and financial liabilities, which are stated at fair value.

**2. Summary of Significant Accounting Policies** *(continued)*

**a. Basis of Preparation** *(continued)*

Non-current assets held for sale are stated at the lower of carrying amount and fair value less costs to sell.

The preparation of financial statements in conformity with FRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying amounts of assets and liabilities that are not readily apparent from other sources.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

Judgements made by management in the application of FRSs that have a significant effect on the financial statements and in arriving at estimates with a significant risk of material adjustment in the following year are discussed in note 41.

**FRS yet to be adopted**

The Group has not applied the following standards and interpretations that have been issued as of the balance sheet date but are not yet effective:

- FRS 40 Investment Property
- FRS 106 Exploration for and Evaluation of Mineral Resources
- FRS 19 Amendments: Employee Benefits – Actuarial gains and losses, Group plans and Disclosure
- FRS 39 Amendments: Financial Instruments: Recognition and Measurement – Cash Flow Hedge Accounting of Forecast Intragroup Transactions
- INT FRS 104 Determining whether an arrangement contains a lease
- INT FRS 105 Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds

The initial application of these standards and interpretations are not expected to have any material impact on the Group's results.

The Group has not considered the impact of accounting standards issued after the balance sheet date.

**b. Consolidation**

**i. Subsidiaries**

Subsidiaries are those companies controlled by the Group. Control exists when the Group has the power, directly or indirectly, to govern the financial and operating policies of a company so as to obtain benefits from its activities.

The existence and effect of potential voting rights that are presently exercisable or presently convertible are considered when assessing whether the Group controls another company.

Investments in subsidiaries are stated in the Company's balance sheet at cost less impairment losses. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

All business combinations are accounted for using the purchase method with effect from January 1, 2004 upon the adoption of FRS 103. Prior to January 1, 2004, business combinations were accounted for either by the pooling of interests method or the purchase method.

Under the purchase method, the cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. The excess of the Group's interest in the fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition is credited to the profit and loss account in the period of the acquisition.

**2. Summary of Significant Accounting Policies** *(continued)*

**b. Consolidation** *(continued)*

**i. Subsidiaries** *(continued)*

Business combinations that involve entities under common control are excluded from the scope of FRS 103. Such combinations are accounted at historical cost in a manner similar to the pooling of interests method, in the preparation of the consolidated financial statements. Under this method of accounting, the difference between the nominal value of the share capital issued and the nominal value of shares received is taken to the merger deficit/reserve.

The interest of minority shareholders is stated at the minority's proportion of the fair values of the assets and liabilities recognised. Subsequently, any losses applicable to the minority interest in excess of the minority interest are allocated against the interests of the parent.

**ii. Associates**

Associates are companies in which the Group has significant influence, but not control, over the financial and operating policies.

The existence and effect of potential voting rights that are presently exercisable or presently convertible are considered when assessing whether the Group has significant influence over another company.

In the Group's financial statements, they are accounted for using the equity method of accounting from the day that significant influence commences until the date that significant influence ceases. When the Group's share of losses exceeds the carrying amount of the associate (including any other unsecured receivables, that in substance, form part of the Group's net investment in the associate), recognition of further losses is discontinued unless the Group has incurred obligations or made payments on its behalf to satisfy obligations of the associate that the Group has guaranteed or otherwise committed on behalf of.

The excess of the Group's interest in the fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition is credited to the profit and loss account in the period of the acquisition.

**iii. Joint Ventures**

Joint ventures are those enterprises whose activities the Group has joint control over, established by contractual agreement.

The existence and effect of potential voting rights that are presently exercisable or presently convertible are considered when assessing whether the Group has joint control over the enterprise.

For incorporated joint ventures, the Group accounts for the joint ventures in the same manner as associates, from the date joint control commences until the day that the joint control ceases.

For unincorporated joint ventures, the proportionate share in the unincorporated joint ventures' individual income, expenses, assets and liabilities are included in financial statements of the Group with items of a similar nature on a line-by-line basis.

The excess of the Group's interest in the fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition is credited to the profit and loss account in the period of the acquisition.

**iv. Accounting for Associates and Joint Ventures**

Investments in associates and joint ventures are stated in the Company's balance sheet at cost less impairment losses.

The results of the associates and joint ventures are included in the Company's profit and loss account to the extent of dividends received and receivable, provided the Company's right to receive the dividend is established before the balance sheet date.

**v. Transactions Eliminated on Consolidation**

All significant intra-group transactions, balances and unrealised gains are eliminated on consolidation. Unrealised gains resulting from transactions with associates and joint ventures are eliminated to the extent of the Group's interest in the enterprise. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

**2. Summary of Significant Accounting Policies** *(continued)*

**b. Consolidation** *(continued)*

**vi. Accounting Policies of Subsidiaries, Associates and Joint Ventures**

Where necessary, accounting policies for subsidiaries and material associates and joint ventures have been adjusted on consolidation to be consistent with the policies adopted by the Group.

**c. Foreign Currencies**

**i. Functional and Presentation Currency**

Items included in the financial statements of each company in the Group are measured using the currency of the primary economic environment in which the company operates ("the functional currency"). The consolidated financial statements are presented in Singapore dollars, which is the Company's functional and presentation currency.

**ii. Foreign Currency Transactions and Balances**

Transactions in foreign currencies are translated into the functional currency at foreign exchange rates ruling at the dates of the transactions. At each balance sheet date:

- Foreign currency monetary items are translated into the functional currency using foreign exchange rate ruling at that date.
- Non-monetary assets and liabilities measured at historical cost in foreign currencies are translated into the functional currency using foreign exchange rates at the dates of the transactions.
- Non-monetary assets and liabilities measured at fair value in foreign currencies are translated into the functional currency at foreign exchange rates ruling at the dates the fair value was determined.

Foreign exchange differences arising on the settlement or from translation of monetary items are recognised in the profit and loss account.

Foreign exchange differences arising from non-monetary items are recognised directly in equity when non-monetary items' gain or loss are recognised directly in equity. Conversely when non-monetary items' gain or loss are recognised directly in the profit and loss account, foreign exchange differences arising from these items are recognised directly in the profit and loss account.

**iii. Foreign Operations**

The results and financial positions of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- Assets and liabilities are translated at foreign exchange rates ruling at the date of the balance sheet,
- Revenues and expenses are translated at average rates, and
- All resulting foreign exchange differences are taken to the currency translation reserve.

Goodwill (except those relating to acquisition of foreign operations prior to January 1, 2004) and fair value adjustments arising on the acquisition of foreign operations are translated to Singapore dollars for consolidation at the rates of exchange ruling at the balance sheet date. Goodwill arising from the acquisition of foreign operations prior to January 1, 2004 are translated at foreign exchange rates ruling at the dates of the transactions.

On disposal, accumulated currency translation differences are recognised in the consolidated profit and loss account as part of the gain or loss on sale.

**iv. Net Investment in a Foreign Operation**

Exchange differences arising from monetary items that in substance form part of the company's net investment in a foreign operation are recognised in the company's profit and loss account. Such exchange differences are reclassified to currency translation reserve in the consolidated financial statements. Such exchange differences are released to the consolidated profit and loss account upon disposal of the investment as part of the gain or loss on disposal.

**2. Summary of Significant Accounting Policies** *(continued)*

**d. Property, Plant and Equipment**

**i. Owned Assets**

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. The cost of self-constructed assets includes the cost of materials, direct labour and an appropriate proportion of production overheads.

Where an item of property, plant and equipment comprises major components having different useful lives, they are accounted for as separate items of property, plant and equipment.

**ii. Revaluation Surplus**

Any increase on revaluation is credited to revaluation reserve unless it offsets a previous decrease in value recognised in the profit and loss account. A decrease in value is recognised in the profit and loss account where it exceeds the increase previously recognised in the revaluation surplus of the same asset.

**iii. Subsequent Expenditure**

Subsequent expenditure relating to property, plant and equipment that has already been recognised is added to the carrying amount of the asset when it is probable that future economic benefits, in excess of the originally assessed standard of performance of the existing asset, will flow to the Group. All other subsequent expenditure is recognised as an expense in the period in which it is incurred.

**iv. Disposals**

Gains or losses arising from the retirement or disposal of property, plant and equipment are determined as the difference between the estimated net disposal proceeds and the carrying amount of the asset and are recognised in the profit and loss account on the date of retirement or disposal.

For property, plant and equipment carried at revalued amounts, any related revaluation surplus is transferred from the revaluation reserve to accumulated profits and is not taken into account in arriving at the gain or loss on disposal.

**v. Finance Leased Assets**

Finance leases are those leasing agreements that give rights approximating to ownership. Property, plant and equipment acquired by way of such leases is capitalised at the lower of its fair value and the present value of the minimum lease payments at the inception of the lease, less accumulated depreciation and impairment losses.

Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly to the profit and loss account.

Capitalised leased assets are depreciated over the shorter of the economic useful life of the asset and the lease term.

**vi. Provision for Restoration Costs**

A provision is recognised for the costs expected to be incurred to dismantle, remove and restore the asset upon expiry of the lease agreement. The estimated costs form part of the cost of the property, plant and equipment and are depreciated over the useful life of the asset.

2. **Summary of Significant Accounting Policies** *(continued)*

d. **Property, Plant and Equipment** *(continued)*

vii. **Depreciation**

Depreciation is calculated using the straight-line method to allocate the cost less its residual value so as to write off items of property, plant and equipment over their estimated useful lives. Each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of an item are depreciated separately. The estimated useful lives are as follows:

| | |
|---|---|
| Leasehold land and wet berthage | Lease period ranging from 20 to 60 years |
| Land improvements | Lease period ranging from 20 to 60 years |
| Buildings | 50 years or remaining lease period, if lower |
| Improvements to premises | 1 to 10 years |
| Quays and dry docks | 60 years or remaining lease period, if lower |
| Floating docks | 20 years |
| Plant and machinery | 3 to 30 years |
| Marine vessels | 3 to 25 years |
| Tools and workshop equipment | 3 to 10 years |
| Motor vehicles | 2 to 10 years |
| Furniture, fittings and office equipment | 1 to 10 years |

The assets' useful lives and residual values are reviewed, if not insignificant, annually, and adjusted if appropriate.

No depreciation is provided on freehold land and capital work-in-progress.

Fully depreciated assets are retained in the financial statements until they are no longer in use.

e. **Intangible Assets**

i. **Goodwill**

Goodwill arising on acquisition represents the excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets. Goodwill is stated at cost less impairment losses. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisition of associates and joint ventures is included in investments in associates and joint ventures.

Goodwill is tested for impairment on an annual basis in accordance with note 2(m) below.

ii. **Goodwill/Negative Goodwill Previously Written Off Against Reserves**

Goodwill that has previously been taken to reserves is not taken to the profit and loss account when (i) the business is disposed of or discontinued or (ii) the goodwill is impaired. Similarly, negative goodwill that has previously been taken to reserves is not taken to the profit and loss account when the business is disposed of or discontinued.

iii. **Research and Development**

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognised in the profit and loss account as an expense as incurred.

Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalised if the product or process is technically and commercially feasible and the Group has sufficient resources to complete development. The expenditure capitalised includes the cost of materials, direct labour and an appropriate proportion of overheads. Other development expenditure is recognised in the profit and loss account as an expense as incurred.

Capitalised development expenditure is stated at cost less accumulated amortisation and impairment losses.

Amortisation is charged to the profit and loss account on a straight-line basis over the estimated useful lives of 10 years.

**2. Summary of Significant Accounting Policies** *(continued)*

**e. Intangible Assets** *(continued)*

**iv. Other Intangible Assets**

Other intangible assets with finite life are stated at cost less accumulated amortisation and impairment losses. Expenditure on internally generated goodwill is recognised in the profit and loss account as an expense as incurred. Other intangible assets are amortised on a straight-line basis from the date the asset is available for use and over its estimated useful lives from 3 to 10 years.

Intangible assets of indefinite life or not available for use are stated at cost less impairment loss. Such intangible assets are tested for impairment annually in accordance with note 2(m) below.

**v. Subsequent Expenditure**

Subsequent expenditure on capitalised intangible assets is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

**f. Financial Assets**

The Group classifies its financial assets in the following categories: financial assets at fair value through profit and loss; held to maturity investments; loans and receivables and available-for-sale financial assets. The classification depends on the purpose for which the investments are acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at every reporting date.

**i. Financial Assets at Fair Value**

This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term or if so designated by management. Assets in this category are classified as current assets and are stated at fair value, with any resultant gain or loss recognised in the profit and loss account.

**ii. Held to Maturity Investments**

Where the Group has the positive intent and ability to hold investments to maturity, they are stated at amortised cost (using the effective interest method) less impairment losses.

**iii. Loans and Receivables**

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of trading the receivable. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. They are classified as non-current assets. Loans and receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method. Receivables with a short duration are not discounted. Loans and receivables are included in trade and other receivables in the balance sheet (Note 2(j)).

**iv. Available-for-Sale Financial Assets**

Other financial assets held by the Group that are either designated in this category or not classified in any other category, are classified as being available-for-sale. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date. They are stated at fair value, with any resultant gain or loss being recognised directly in equity. The exceptions are impairment losses and foreign exchange gains and losses on monetary items such as debt securities, which are recognised in the profit and loss account. When these investments are derecognised, the cumulative gain or loss previously recognised directly in equity is recognised in the profit and loss account. Where these investments are interest bearing, interest calculated using the effective interest method is recognised in the profit and loss account.

Financial assets classified as held-for-trading or available-for-sale are recognised by the Group on the date it receives the financial asset, and derecognised on the date it delivers the financial asset. Other financial assets are derecognised when the rights to receive cash flows from the investments have expired or have been transferred substantially all risks and rewards of ownership.

**2. Summary of Significant Accounting Policies** *(continued)*

**f. Financial Assets** *(continued)*

Financial assets are initially recognised at fair value plus transaction cost except for financial assets carried at fair value through profit and loss, which are recognised at fair value.

The fair values of quoted financial assets are based on bid price as at balance sheet date. If market for a quoted financial asset is not active and for unquoted financial asset, the Group establishes fair value by using valuation techniques.

**Impairment**

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. When a decline in the fair value of an available-for-sale financial asset has been recognised directly in equity and there is objective evidence that the value of the asset is impaired, the cumulative loss that had been recognised directly in equity is recognised in the profit and loss account even though the financial asset has not been derecognised. The amount of the cumulative loss that is recognised in the profit and loss account is the excess of acquisition cost less any impairment loss on that financial asset previously recognised in the profit and loss account, over its current fair value.

The recoverable amount of the Group's investments in held-to-maturity securities is calculated as the present value of estimated future cash flows, discounted at the original effective interest rate (i.e. the effective interest rate computed at initial recognition of these financial assets).

**Reversals of Impairment**

An impairment loss in respect of a held-to-maturity security or receivable carried at amortised cost is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognised.

An impairment loss in respect of an investment in an equity instrument classified as available-for-sale is not reversed through the profit and loss account. If the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in the profit and loss account, the impairment loss shall be reversed, with the amount of the reversal recognised in the profit and loss account.

**g. Derivatives**

Derivative financial instruments are used to manage exposures to foreign exchange, interest rate and commodity price risks arising from operational, financing and investment activities. Derivative financial instruments are not used for trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments.

Derivative financial instruments are recognised initially at fair value. Subsequent to initial recognition, derivative financial instruments are remeasured at fair value. The gain or loss on remeasurement to fair value is recognised immediately in the profit and loss account. However, where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the item being hedged as described in note 2(h).

The fair value of interest rate swaps is the estimated amount that the Group would receive or pay to terminate the swap at the balance sheet date, taking into account current interest rates and the current creditworthiness of the swap counterparties. The fair value of forward exchange contracts is their quoted market price at the balance sheet date, being the present value of the quoted forward price.

The fair value of fuel oil and naphtha swaps contracts is their quoted market price at the balance sheet date, being the present value of the quoted forward fuel oil price.

Contracts for differences are accounted for based on the difference between contracted price entered with the counterparty and the reference price. Fair value for contracts for differences cannot be reliably measured as the financial instrument does not have quoted market prices in an active market. The gain and loss for contracts for differences are taken to profit and loss upon settlement.

The electricity forward sale with option to buyback contracts is entered with a single counterparty for fixed volume and its fair value is determined based on forward sale and forecasted spot purchase prices quoted in the market as at balance sheet date.

**2. Summary of Significant Accounting Policies** *(continued)*

**h. Hedging**

**i. Fair Value Hedges**

Where a derivative financial instrument hedges the changes in fair value of a recognised asset or liability or an unrecognised firm commitment (or an identified portion of such asset, liability or firm commitment), any gain or loss on the hedging instrument is recognised in the profit and loss account. The hedged item is also stated at fair value in respect of the risk being hedged, with any gain or loss recognised in the profit and loss account.

**ii. Cash Flow Hedges**

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probable forecast transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity. The ineffective part of any gain or loss is recognised immediately in the profit and loss account. When the forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability, or the forecast transaction for a non-financial asset or non-financial liability becomes a firm commitment for which fair value hedge accounting is applied, the associated cumulative gain or loss is removed from equity and included in the initial cost or other carrying amount of the non-financial asset or liability. If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or financial liability, the associated gains and losses that were recognised directly in equity are reclassified into the profit and loss account in the same period or periods during which the asset acquired or liability assumed affects the profit and loss account.

When a hedging instrument expires or is sold, terminated or exercised, or the entity revokes designation of the hedge relationship but the hedged forecast transaction is still expected to occur, the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to take place, the cumulative unrealised gain or loss recognised in equity is recognised immediately in the profit and loss account.

**iii. Hedge of Monetary Assets and Liabilities**

Where a derivative financial instrument is used to hedge economically the foreign exchange exposure of a recognised monetary asset or liability, no hedge accounting is applied and any gain or loss on the hedging instrument is recognised in the profit and loss account.

**iv. Hedge of Net Investment in a Foreign Operation**

The gain or loss on a financial instrument used to hedge a net investment in a foreign operation is recognised in the company's profit and loss account. On consolidation, only the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is reclassified to equity. This amount is recognised in the consolidated profit and loss account on disposal of the foreign operation.

**i. Inventories**

**i. Finished Goods and Components**

Inventories are stated at the lower of cost and net realisable value.

Cost is calculated using the weighted average cost formula and comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. In the case of manufactured inventories and work-in-progress, cost includes an appropriate share of overheads based on normal operating capacity. Costs of inventories also include the transfer from equity if any gains/losses on qualifying cash flow hedges relating to purchases of raw materials.

Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When inventories are sold, the carrying amount of those inventories is recognised as an expense in the period in which the related revenue is recognised.

**2. Summary of Significant Accounting Policies** *(continued)*

**i. Inventories** *(continued)*

**i. Finished Goods and Components** *(continued)*

The amount of any allowance for write-down of inventories to net realisable value and all losses of inventories are recognised as an expense in the period the write-down or loss occurs. The amount of any reversal of any allowance for write-down of inventories, arising from an increase in net realisable value, is recognised as a reduction in the amount of inventories recognised as an expense in the period in which the reversal occurs.

**ii. Long-term Contracts**

The accounting policy for recognition of contract revenue is set out in note 2(t)(ii).

Long-term contracts-in-progress at the balance sheet date are recorded in the balance sheet at cost plus attributable profit less recognised losses, net of progress claims and allowance for foreseeable losses, and are presented in the balance sheet as "Work-in-progress" (as an asset) or "Excess of progress claims over work-in-progress" (as a liability), as applicable. Long-term contract costs include cost of direct materials, direct labour and costs incurred in connection with the project. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately.

Progress claims not yet paid by the customer are included in the balance sheet under "Trade receivables". Amounts received before progress claims are included in the balance sheet, as a liability, as "Advance payments from costomer".

**iii. Properties Held for Sale**

Properties held for sale are stated at the lower of cost and net realisable value.

Cost includes cost of real estate purchased, construction cost, finance cost and other direct expenditure and related overheads incurred during construction. Net realisable value represents the estimated selling price less anticipated cost of disposal.

The carrying amounts are reviewed at each balance sheet date to assess whether they are recorded in excess of their recoverable amounts, and if carrying values exceed these recoverable amounts, assets are written down.

**j. Trade Receivables**

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method. Trade receivables with a short duration are not discounted.

A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the profit and loss.

**k. Deferred Asset Grants**

Asset related grants are credited to a deferred asset grants account and are released to the profit and loss account on the straight-line basis over the estimated useful lives of the relevant assets.

Non-monetary government grants and asset received are valued at nominal amount.

Income related grants are credited to the profit and loss account in the period to which they relate.

**l. Cash and Cash Equivalents**

Cash and cash equivalents comprise cash balances and bank deposits. For the purpose of the statement of cash flows, cash and cash equivalents are presented net of bank overdrafts which are repayable on demand and which form an integral part of the Group's cash management.

**2. Summary of Significant Accounting Policies** *(continued)*

**m. Impairment**

The carrying amounts of the Group's assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the assets' recoverable amounts are estimated. An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. The impairment loss is charged to the profit and loss account unless it reverses a previous revaluation that was credited to equity, in which case it is charged to equity.

Goodwill and other intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment annually and as and when indicators of impairment occur.

Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units (group of units) and then, to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

**i. Calculation of Recoverable Amount**

The recoverable amount of assets is the greater of their net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

**ii. Reversals of Impairment**

An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. However, an impairment loss in respect of goodwill is not reversed.

An impairment loss is reversed only to the extent that the assets' carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

**n. Liabilities and Interest-Bearing Liabilities**

Trade and other payables and interest-bearing loans are recognised at fair value. Interest-bearing liabilities are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing liabilities are stated at amortised cost with any difference between cost and redemption value being recognised in the profit and loss account over the period of the borrowings on an effective interest basis.

**o. Deferred Income**

Deferred income relates mainly to advance payments received from customers in respect of connection and capacity charges for the supply and delivery of gas and utilities. Deferred income is amortised on a straight-line basis over the period stipulated in the respective customer contract commencing from the date of supply and delivery of gas and utilities.

**p. Employee Benefits**

**i. Defined Contribution Plans**

Contributions to defined contribution plans are recognised as an expense in the profit and loss account as incurred.

**ii. Defined Benefit Plans**

The Group's net obligation in respect of defined benefit pension plans is calculated separately for each defined benefit plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine the present value, and the fair value of any plan assets is deducted. The discount rate is the yield at balance sheet date on high quality bonds that have maturity dates approximating the terms of the Group's obligations. The calculation is performed by a qualified actuary on a regular basis using a relevant actuary method. In the intervening years the calculation is updated based on information received from the actuary.

**2. Summary of Significant Accounting Policies** *(continued)*

**p. Employee Benefits** *(continued)*

**ii. Defined Benefit Plans** *(continued)*

When the benefits of a plan change, the portion of the increased benefit relating to past service by employees is recognised as an expense in the profit and loss account on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in the profit and loss account.

Actuarial gains and losses arise mainly from changes in actuarial assumptions and differences between actuarial assumptions and what has actually occurred. They are recognised in the profit and loss account, over the expected average remaining working lives of the employees participating in the plan, only to the extent that their cumulative amount exceeds 10% of the greater of the present value of the obligation and of the fair value of plan assets. Unrecognised actuarial gains and losses are reflected in the balance sheet.

For defined benefit plans, the actuarial cost charged to the profit and loss account consists of current service cost, interest cost, expected return on plan assets and past service cost as well as actuarial gains or losses to the extent that they are recognised. The past service cost for the enhancement of pension benefits is accounted for when such benefit vests or becomes a constructive obligation.

Where the calculation results in a benefit to the Group, the recognised asset is limited to the net total of any unrecognised actuarial losses and past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

**iii. Short-Term Compensated Absences**

Provision is made when services are rendered by employees that increase their entitlement to future compensated absences.

**iv. Staff Retirement Benefits**

Retirement benefits payable to certain categories of employees upon their retirement are provided for in the financial statements based on their entitlement under the staff retirement benefit plan or, in respect of unionised employees of a subsidiary who joined on or before December 31, 1988, based on an agreement with the Union.

The Group's net obligation in respect of retirement benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods. The obligation is calculated using the projected future salary increase and is discounted to its present value and the fair value of any related assets is deducted.

**v. Equity and Equity-Related Compensation Benefits**

**Share Option Plan**

The share option programme allows the Group's employees to acquire shares of the Group companies. The fair value of options granted is recognised as an employee expense with a corresponding increase in equity. The fair value is measured at grant date and spread over the period during which the employees become unconditionally entitled to the options. At each balance sheet date, the company revises its estimates of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates in employee expense and in a corresponding adjustment to equity over the remaining vesting period.

The proceeds received net of any directly attributable transactions costs are credited to share capital (nominal value) and share premium when the options are exercised.

**2. Summary of Significant Accounting Policies** *(continued)*

**p. Employee Benefits** *(continued)*

**Equity and Equity-Related Compensation Benefits** *(continued)*

**Performance Share Plan**

The fair value of equity related compensation is measured using the Monte Carlo Simulation method as at date of grant. The method involves projecting future outcomes using statistical distributions of key random variables including the share price and the volatility of returns.

In estimating the fair value of the compensation cost, market based performance conditions are taken in account. Therefore, for performance share grants with market based performance conditions, the compensation cost is charged to the profit and loss account on a basis that fairly reflects the manner in which the benefits will accrue to the employee under the plan over the service period to which the performance period relates, irrespective of whether this performance condition is satisfied.

**Restricted Stock Plan**

An estimate is made for the cost of compensation under the Group's restricted stock plan based on the number of shares expected to be awarded for the year upon satisfactory completion of time-based service conditions, valued at market price at the reporting date. The cost is charged to the profit and loss account on a basis that fairly reflects the manner in which the benefits will accrue to the employee under the plan over the service period to which the performance criteria relate.

**q. Provisions**

A provision is recognised in the balance sheet when there is a legal or constructive obligation as a result of a past event, the obligation can be reliably estimated and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

**r. Deferred Tax**

Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Temporary differences are not recognised for goodwill not deductible for tax purposes and the initial recognition of assets or liabilities that affect neither accounting nor taxable profit. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not be reversed in the foreseeable future.

**s. Share Capital**

**i. Share Capital**

Ordinary share capital is classified as equity.

Preference share capital is classified as equity if it is non-redeemable. Preference share capital is classified as a liability if it is redeemable on a specific date or at the option of the shareholders.

**ii. Dividend**

Dividends on redeemable convertible preference share capital are recognised as liability on an accrual basis. Other dividends are recognised as liability in the period in which they are declared.

2. **Summary of Significant Accounting Policies** *(continued)*

   s. **Share Capital** *(continued)*

      ii. **Dividend** *(continued)*

Dividends on redeemable convertible preference share capital classified as a liability are accounted for as finance costs. Dividends on ordinary shares and redeemable convertible preference share capital classified as equity are accounted for as movements in revenue reserve.

   t. **Revenue Recognition**

      i. **Income on Goods Sold and Services Rendered**

Revenue on goods sold is recognised when the significant risks and rewards of ownership have been transferred to the buyer. Revenue on service work is recognised when the work is completed. Revenue from warehousing services is recognised over the period of contract. Revenue excludes goods and services or other sales taxes and is after deduction of any trade discounts. No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due, associated costs or the possible return of goods.

      ii. **Contract Revenue**

Revenue from repair work, engineering, overhaul, service work and marine and civil construction contracts is recognised based on percentage of completion. The percentage of completion is assessed is by reference to surveys of work performed, or by reference to the percentage of costs incurred to-date to the estimated total costs for each contract, with due consideration made to include only those costs that reflect works performed.

When the outcome of a long-term contract can be estimated reliably, contract revenue and costs are recognised as income and expense using the percentage of completion method. When the outcome of a long-term contract cannot be estimated reliably, revenue is recognised only to the extent of contract costs incurred that can probably be recovered and contract costs are recognised as an expense in the period in which they are incurred.

Allowance is made where applicable for any foreseeable losses on contracts as soon as the possibility of the loss is ascertained.

      iii. **Sale of Electricity and Gases.**

Revenue is billed and recognised upon delivery of electricity and gases.

      iv. **Dividend and Interest Income**

Dividend income is recognised in the profit and loss account when the right to receive payment is established.

Interest income is recognised on an accrual basis.

   u. **Operating Leases**

Where the Group has the use of assets under operating leases, payments made under the leases are recognised in the profit and loss account on a straight-line basis over the term of the lease. Lease incentives received are recognised in the profit and loss account as an integral part of the total lease payments made.

   v. **Finance Costs**

Interest expense and similar charges are expensed in the profit and loss account in the period in which they are incurred, except to the extent that they are capitalised as being directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to prepare for its intended use or sale. The interest component of finance lease payments is recognised in the profit and loss account using the effective interest rate method.

   w. **Segment Reporting**

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

2. **Summary of Significant Accounting Policies** *(continued)*

x. **Assets Held For Sale**

Immediately before classification as held for sale, the measurement of the relevant assets is brought up-to-date in accordance with applicable FRSs. Then, on initial classification as held for sale, non-current assets are measured at the lower of carrying amount and fair value less costs to sell. Any differences are taken to the profit and loss account.

Impairment losses on initial classification as held for sale are included in the profit and loss account, even when there is a revaluation. The same applies to gains and losses on subsequent measurement.

3. **Share Capital**

| | Group and Company | |
|---|---|---|
| | 2005 | 2004 |
| | $'000 | $'000 |
| Authorised: | | |
| 2,000,000,000 ordinary shares of $0.25 each | **500,000** | 500,000 |
| Issued and fully paid: | | |
| 1,746,411,878 (2004: 1,826,489,385) ordinary shares of $0.25 each | **436,603** | 456,623 |

a. During the financial year, the Company:
- Issued 30,074,945 ordinary shares of $0.25 each fully paid for cash upon the exercise of options under the Company's Share Option Plan; and
- Cancelled 110,152,452 ordinary shares of $0.25 each at the price of $1.95 per share pursuant to a capital reduction exercise.

b. The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company. All shares rank equally with regard to the Company's residual assets.

c. As at December 31, 2005, there were 49,746,772 (December 31, 2004: 67,868,202) unissued ordinary shares of $0.25 each granted under the Company's Share Option Plan.

4. **Other Reserves**

| | Group | | Company | |
|---|---|---|---|---|
| | 2005 | 2004 | 2005 | 2004 |
| | $'000 | $'000 | $'000 | $'000 |
| Share premium | **313,618** | 296,628 | **313,618** | 296,628 |
| Merger reserve | **29,201** | 29,201 | **-** | - |
| Other reserves | **62,275** | 42,053 | **2,444** | 528 |
| Currency translation reserve | **14,192** | 31,463 | **-** | - |
| | **419,286** | 399,345 | **316,062** | 297,156 |

a. **Share Premium**

The application of the share premium account is governed by Section 69 of the Companies Act, Chapter 50.

On the date of commencement of the Companies (Amendment) Act 2005 on January 30, 2006 :

- The concept of authorised share capital was abolished;
- Shares of the Company ceased to have par value; and
- Amounts standing to the credit of the Company's share premium account became part of the Company's share capital.

b. **Merger Reserve**

Merger reserve represents the difference between the nominal value of shares issued by the Company in exchange for the nominal value of shares acquired in respect of the acquisition of subsidiaries accounted for under the pooling of interests method.

4. **Other Reserves** *(continued)*

c. **Other Reserves**

| | Group | | | | | Company |
|---|---|---|---|---|---|---|
| | Capital reserve $'000 | Share option reserve $'000 | Fair value reserve $'000 | Hedging reserve $'000 | Total $'000 | Share option reserve $'000 |
| At January 1, 2004, as previously reported | 35,900 | - | - | - | 35,900 | - |
| Retrospective adjustments arising from change in accounting policies (note 33) | - | 747 | - | - | 747 | 82 |
| At January 1, 2004, restated | 35,900 | 747 | - | - | 36,647 | 82 |
| Share-based payment | - | 3,785 | - | - | 3,785 | 446 |
| Realisation of reserve upon disposal of investments and changes in group structure | 1,621 | - | - | - | 1,621 | - |
| At December 31, 2004 | 37,521 | 4,532 | - | - | 42,053 | 528 |
| At January 1, 2005, as previously reported | 37,521 | - | - | - | 37,521 | - |
| Retrospective adjustments arising from change in accounting policies (note 33) | - | 4,532 | - | - | 4,532 | 528 |
| At January 1, 2005, restated | 37,521 | 4,532 | - | - | 42,053 | 528 |
| Prospective adjustments arising from change in accounting policies (note 33) | - | - | 14,014 | (7,093) | 6,921 | - |
| | 37,521 | 4,532 | 14,014 | (7,093) | 48,974 | 528 |
| Net fair value changes of available-for-sale financial assets, net of deferred taxes | - | - | 25,634 | - | 25,634 | - |
| Net fair value changes of cash flow hedges | - | - | - | (19,353) | (19,353) | - |
| Share of reserve of associates and joint venture companies | 493 | - | - | 2,957 | 3,450 | - |
| Share-based payment | - | 7,821 | - | - | 7,821 | 1,916 |
| Realisation of reserve upon disposal of investments and changes in group structure | 209 | - | (7,928) | - | (7,719) | - |
| Transfer of revenue reserves to statutory reserve by associated companies | 3,468 | - | - | - | 3,468 | - |
| At December 31, 2005 | 41,691 | 12,353 | 31,720 | (23,489) | 62,275 | 2,444 |

Other reserves includes:

i. Capital reserve comprises capitalisation of accumulated profits for issue of bonus shares, capital reserve (net of goodwill) on consolidation and equity accounting, capital redemption reserve and convertible loan stock reserve.

ii. Share option reserve comprises the cumulative value of employee services received for the issue of share options. The amount in the share option reserve is retained when the option is exercised or expired.

iii. Fair value reserve includes the cumulative net change in the fair value of available-for-sale investments until the investment is derecognised.

iv. Hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.

d. **Currency Translation Reserve**

The currency translation reserve comprises:

i. foreign exchange differences arising from the translation of the financial statements of foreign operations whose functional currencies are different from the functional currency of the Company; and

ii. the exchange differences on monetary items which form part of the Group's net investment in foreign operations.

# Notes to the Financial Statements

Year ended December 31, 2005

**5. Property, Plant and Equipment**

| Group | Leasehold and freehold land, buildings and wet berthage $'000 | Improvements to premises $'000 | Quays and dry docks $'000 | Plant & machinery $'000 | Marine vessels $'000 | Tools and workshop equipment $'000 | Furniture, fittings and office equipment $'000 | Motor vehicle $'000 | Capital work-in-progress $'000 | Total $'000 |
|---|---|---|---|---|---|---|---|---|---|---|
| **Cost** | | | | | | | | | | |
| Balance at January 1, 2005 | 986,079 | 102,902 | 332,902 | 2,061,845 | 22,545 | 30,908 | 141,148 | 67,590 | 115,560 | 3,861,479 |
| Translation adjustments | (2,177) | 99 | - | (21,881) | (94) | 157 | (562) | (52) | (272) | (24,782) |
| Additions | 17,819 | 6,348 | 73 | 79,768 | 1,551 | 3,281 | 13,359 | 6,837 | 236,812 | 365,848 |
| Acquisition of subsidiaries | 10,003 | 261 | 904 | 446 | - | - | 313 | 297 | 518 | 12,742 |
| Reclassification | 24,463 | 16,461 | - | 20,372 | 4,419 | 557 | (690) | (394) | (27,871) | 37,317 |
| Disposals/Write-offs | (13,340) | (410) | (9,776) | (46,654) | (17,980) | (799) | (3,549) | (3,968) | (3,719) | (100,195) |
| Balance at December 31, 2005 | 1,022,847 | 125,661 | 324,103 | 2,093,896 | 10,441 | 34,104 | 150,019 | 70,310 | 321,028 | 4,152,409 |
| **Accumulated Depreciation and Impairment Losses** | | | | | | | | | | |
| Balance at January 1, 2005 | 341,585 | 65,035 | 120,218 | 639,206 | 6,052 | 25,181 | 119,871 | 48,270 | 4,216 | 1,369,634 |
| Translation adjustments | 3,244 | 61 | - | (1,891) | (78) | 199 | (593) | (2) | - | 940 |
| Depreciation for the year | 28,477 | 5,598 | 7,275 | 119,175 | 1,288 | 2,589 | 11,712 | 5,239 | - | 181,353 |
| Reclassification | 22,390 | 599 | - | 1,681 | 4,207 | 13 | (461) | (225) | 1,710 | 29,914 |
| Disposals/Write-offs | (2,135) | (268) | (9,403) | (39,726) | (4,119) | (787) | (3,120) | (3,495) | (3) | (63,056) |
| Allowance made for impairment - net | 5,526 | 90 | - | 241 | 334 | - | 53 | - | - | 6,244 |
| Balance at December 31, 2005 | 399,087 | 71,115 | 118,090 | 718,686 | 7,684 | 27,195 | 127,462 | 49,787 | 5,923 | 1,525,029 |
| **Carrying Amount** | | | | | | | | | | |
| At December 31, 2005 | 623,760 | 54,546 | 206,013 | 1,375,210 | 2,757 | 6,909 | 22,557 | 20,523 | 315,105 | 2,627,380 |

# Notes to the Financial Statements

Year ended December 31, 2005

5. **Property, Plant and Equipment** *(continued)*

| Group | Leasehold and freehold land, buildings and wet berthage $'000 | Improve-ments to premises $'000 | Quays and dry docks $'000 | Plant & machinery $'000 | Marine vessels $'000 | Tools and workshop equipment $'000 | Furniture, fittings and office equipment $'000 | Motor vehicle $'000 | Capital work-in-progress $'000 | Total $'000 |
|---|---|---|---|---|---|---|---|---|---|---|
| **Cost** | | | | | | | | | | |
| Balance at January 1, 2004 | 1,009,310 | 100,550 | 332,002 | 1,919,496 | 90,339 | 28,780 | 144,541 | 72,776 | 68,873 | 3,766,667 |
| Translation adjustments | (6,692) | (174) | - | 15,549 | (234) | (146) | 2 | (103) | 150 | 8,352 |
| Additions | 5,249 | 1,694 | 900 | 33,564 | - | 2,663 | 10,232 | 5,941 | 167,454 | 227,697 |
| Acquisition of subsidiaries | 4,550 | 2,384 | - | 9,525 | 79 | 33 | 327 | 858 | 43 | 17,799 |
| Reclassification | 7,242 | (943) | - | 108,088 | - | 18 | 287 | 50 | (114,742) | - |
| Disposals/Write-off | (7,473) | (609) | - | (24,377) | (67,639) | (440) | (6,551) | (11,863) | (6,218) | (125,170) |
| Disposals of subsidiaries | (26,107) | - | - | - | - | - | (7,690) | (69) | - | (33,866) |
| Balance at December 31, 2004 | 986,079 | 102,902 | 332,902 | 2,061,845 | 22,545 | 30,908 | 141,148 | 67,590 | 115,560 | 3,861,479 |
| **Accumulated Depreciation and Impairment Losses** | | | | | | | | | | |
| Balance at January 1, 2004 | 321,740 | 61,212 | 111,715 | 536,011 | 24,556 | 23,722 | 117,518 | 51,643 | 4,327 | 1,252,444 |
| Translation adjustments | (3,962) | 29 | - | 7,191 | 180 | (94) | 471 | 200 | - | 4,015 |
| Depreciation for the year | 27,911 | 4,962 | 8,503 | 115,784 | 3,240 | 1,942 | 13,574 | 5,051 | - | 180,967 |
| Reclassification | 370 | (860) | - | 581 | - | - | (114) | 23 | - | - |
| Disposals/Write-off | (1,117) | (469) | - | (20,812) | (21,924) | (389) | (6,352) | (8,618) | (111) | (59,792) |
| Disposal of subsidiaries | (5,440) | - | - | - | - | - | (5,226) | (46) | - | (10,712) |
| Allowance made for impairment – net | 2,083 | 161 | - | 451 | - | - | - | 17 | - | 2,712 |
| Balance at December 31, 2004 | 341,585 | 65,035 | 120,218 | 639,206 | 6,052 | 25,181 | 119,871 | 48,270 | 4,216 | 1,369,634 |
| **Carrying Amount** | | | | | | | | | | |
| At December 31, 2004 | 644,494 | 37,867 | 212,684 | 1,422,639 | 16,493 | 5,727 | 21,277 | 19,320 | 111,344 | 2,491,845 |

**5. Property, Plant and Equipment** *(continued)*

i. The depreciation charge of the Group in the profit and loss account for the year is arrived at as follows:

| | Note | 2005 $'000 | 2004 $'000 |
|---|---|---|---|
| Charge for the year | | **181,353** | 180,967 |
| Net amount included in work-in-progress now charged to profit and loss / (capitalised in work-in-progress) | | **1,496** | (814) |
| | 29(b) | **182,849** | 180,153 |

ii. Property, plant and equipment with the following net book values have been pledged to secure loan facilities granted to subsidiaries:

| | 2005 $'000 | 2004 $'000 |
|---|---|---|
| Freehold land and buildings | **174,091** | 181,977 |
| Leasehold land and buildings | **52,442** | 94,767 |
| Plant and machinery | **693,720** | 747,131 |
| Capital work-in-progress | **65,993** | 10,480 |
| Other assets | **3,551** | 4,045 |
| | **989,797** | 1,038,400 |

iii. Assets with net book value of $2,107,000 (2004: $9,061,000) were acquired under finance lease.

iv. Included in the cost of leasehold land and buildings, quays and dry docks and plant and machinery are amounts of $120,866,000, $100,900,000 and $667,000 respectively which were stated at valuation. The revaluation was done on a one off basis prior to January 1, 1997.

v. During the year, interest and direct staff costs were capitalised amounting to $425,000 (2004: $22,000) and $869,000 (2004: $Nil), respectively.

vi. The impairment in 2005 relates mainly to the write-down of factories in China to recoverable amount and has been recognised in the "General and administrative expenses" of the profit and loss account.

**5. Property, Plant and Equipment** *(continued)*

**Company**

| | Leasehold building $'000 | Leasehold improvements $'000 | Motor vehicles $'000 | Furniture, fittings and equipment $'000 | Total $'000 |
|---|---|---|---|---|---|
| **Cost** | | | | | |
| Balance at January 1, 2005 | - | 255 | 214 | 2,768 | 3,237 |
| Additions | 312 | - | - | 480 | 792 |
| Disposals/write-off | - | - | - | (45) | (45) |
| Balance at December 31, 2005 | 312 | 255 | 214 | 3,203 | 3,984 |
| **Accumulated Depreciation and Impairment Losses** | | | | | |
| Balance at January 1, 2005 | - | 139 | 175 | 2,104 | 2,418 |
| Depreciation for the year | 5 | 84 | 39 | 483 | 611 |
| Disposals/write-off | - | - | - | (42) | (42) |
| Balance at December 31, 2005 | 5 | 223 | 214 | 2,545 | 2,987 |
| **Carrying Amount** | | | | | |
| At December 31, 2005 | 307 | 32 | - | 658 | 997 |

| | Leasehold improvements $'000 | Motor vehicles $'000 | Furniture, fittings and equipment $'000 | Total $'000 |
|---|---|---|---|---|
| **Cost** | | | | |
| Balance at January 1, 2004 | 241 | 802 | 2,317 | 3,360 |
| Additions | 14 | - | 483 | 497 |
| Disposals/write-off | - | (588) | (32) | (620) |
| Balance at December 31, 2004 | 255 | 214 | 2,768 | 3,237 |
| **Accumulated Depreciation and Impairment Losses** | | | | |
| Balance at January 1, 2004 | 57 | 367 | 1,743 | 2,167 |
| Depreciation for the year | 82 | 71 | 390 | 543 |
| Disposals/write-off | - | (263) | (29) | (292) |
| Balance at December 31, 2004 | 139 | 175 | 2,104 | 2,418 |
| **Carrying Amount** | | | | |
| At December 31, 2004 | 116 | 39 | 664 | 819 |

## 6. Investments in Subsidiaries

| | Company | |
|---|---|---|
| | 2005 | 2004 |
| | $'000 | $'000 |
| **At cost:** | | |
| Quoted equity shares | **1,543,469** | 1,694,548 |
| Unquoted equity shares | **591,192** | 834,636 |
| Preference shares | **342,500** | 342,500 |
| | **2,477,161** | 2,871,684 |
| Allowances for impairment losses | **(201,574)** | (80,574) |
| Carrying value | **2,275,587** | 2,791,110 |

Details of subsidiaries are set out in note 43 to the financial statements.

Pursuant to SembCorp Logistics Ltd's capital reduction in May 2005, the Company's investment in quoted equity shares reduced by $151,079,000 during the year.

During the year, the directors of the Company have assessed the recoverable amount of the investment in a subsidiary based on its net asset value as at December 31, 2005. An impairment loss of $121,000,000 was recognised in the Company's profit and loss account for 2005.

## 7. Interests in Associates

| | Group | |
|---|---|---|
| | 2005 | 2004 |
| | $'000 | $'000 |
| Interests in associates | **294,755** | 289,646 |

Carrying value as at year end includes goodwill on acquisition as follows:

| | Group | |
|---|---|---|
| | 2005 | 2004 |
| | $'000 | $'000 |
| Balance at beginning of the year | **6,970** | 6,970 |
| Disposal of an associate | **(756)** | – |
| Impairment during the year | **(6,214)** | – |
| Balance at end of the year | **–** | 6,970 |

An associated company made losses for the year 2005 and based on management's assessment of the recoverable amount as reflected in the associated company's financial statements, an impairment of $6.2 million has been recognised in the "General and administrative expenses" of profit and loss account during the year.

The financial information of the associates are as follows:

| | 2005 | 2004 |
|---|---|---|
| | $'000 | $'000 |
| **Results** | | |
| Turnover | **1,826,843** | 11,372,023 |
| Profit after taxation | **155,606** | 382,967 |
| | | |
| **Assets and Liabilities** | | |
| Total assets | **2,076,223** | 1,714,701 |
| Total liabilities | **1,250,289** | 818,289 |

**7. Interests in Associates** *(continued)*

The financial information of the associates disclosed above relates to the 100% of the associates.

The Group has not recognised losses relating to certain associates where its share of losses exceed the Group's carrying amount of its investment in those associates. The Group's cumulative share of unrecognised losses was $58,982,000 (2004: $58,309,000), of which $673,000 was the share of the current year's losses (2004: $1,024,000). The Group has no obligation in respect of these losses.

In 2004, an investment in one of the associates amounting to $23,612,000 was pledged to banks to secure loan facilities granted to the associate. This associate was disposed of in 2005.

Details of the associates are set out in note 44 to the financial statements.

**8. Interests in Joint Ventures**

| | Group | |
|---|---|---|
| | **2005** | 2004 |
| | **$'000** | $'000 |
| Interests in joint ventures | **431,711** | 387,997 |

Carrying value as at year end include goodwill on acquisition as follows:

| | Group | |
|---|---|---|
| | **2005** | 2004 |
| | **$'000** | $'000 |
| Balance at beginning of the year | **2,371** | 1,221 |
| Translation during the year | **(141)** | - |
| Additions during the year | **-** | 1,150 |
| Balance at end of the year | **2,230** | 2,371 |

The Group's share of the results and balance sheets of the joint ventures are as follows:

| | Group's share | |
|---|---|---|
| | **2005** | 2004 |
| | **$'000** | $'000 |
| **Results** | | |
| Turnover | **707,055** | 449,650 |
| Expenses | **(658,997)** | (414,677) |
| Profit before taxation | **48,058** | 34,973 |
| Taxation | **(15,036)** | (9,605) |
| Profit after taxation | **33,022** | 25,368 |
| **Assets and Liabilities** | | |
| Non-current assets | **736,372** | 506,916 |
| Current assets | **245,043** | 239,025 |
| Current liabilities | **(192,548)** | (157,398) |
| Non-current liabilities | **(353,132)** | (198,359) |
| Minority interests | **(6,254)** | (4,558) |
| Net assets | **429,481** | 385,626 |

The Group's interest in a joint venture amounting to $59,432,000 (2004: $58,382,000) has been pledged to banks to secure credit facilities granted to the joint venture entity.

The Group's share of the capital commitments of the joint ventures is $15,994,000 (2004: Nil).

Details of the joint ventures are set out in note 45 to the financial statements.

**9. Other Financial Assets**

| | Group | |
|---|---|---|
| | 2005 | 2004 |
| | $'000 | $'000 |
| **a. Non-current Assets** | | |
| **Assets available-for-sale:** | | |
| - Equity shares | 105,812 | 63,779 |
| - Unit trusts | 2,953 | 2,561 |
| - Bonds | - | 87,735 |
| - Preference shares | 9,006 | 12,706 |
| - Funds | 3,602 | 11,913 |
| | 121,373 | 178,694 |

| | | Group | |
|---|---|---|---|
| | Note | 2005 | 2004 |
| | | $'000 | $'000 |
| **b. Current Assets** | | | |
| **Assets available-for-sale:** | | | |
| - Equity shares | | 2,891 | - |
| - Bonds and loan stocks | | - | 1,688 |
| **Derivative financial instruments:** | | | |
| Cash flow hedges: | | | |
| - Interest rate swaps | | 4,446 | - |
| - Forward foreign exchange contracts | | 279 | - |
| Fair value through profit or loss: | | | |
| - Foreign exchange swap contracts | | 225 | - |
| - Forward foreign exchange contracts | | 12 | - |
| | 15 | 7,853 | 1,688 |

With the adoption of FRS 39, the Group states its financial assets at fair value. In accordance with the transitional provisions of FRS 39, the adoption of FRS 39 has been accounted for prospectively. Where applicable, the differences between the fair values and carrying amounts of these financial assets at January 1, 2005 are taken to the opening balance of fair value reserve or revenue reserve at that date.

**10. Long-Term Receivables and Prepayments**

| | | Group | |
|---|---|---|---|
| | Note | 2005 | 2004 |
| | | $'000 | $'000 |
| Long-term trade receivables | 24 | 34,854 | 48,597 |
| Less: current portion of long-term trade receivables | 15 | (23,071) | (8,912) |
| | | 11,783 | 39,685 |
| Lease receivables due after 12 months | 11 | 46,910 | 52,685 |
| Loan receivables (unsecured) | | 3,500 | 3,957 |
| Amount due from related parties | 26 | 4,849 | 9,229 |
| Prepayments | (a) | 26,677 | 33,638 |
| Recoverables | (b) | 57,401 | 69,897 |
| | | 151,120 | 209,091 |
| Less: allowance for doubtful receivables | | (4,968) | (10,948) |
| | | 146,152 | 198,143 |

**10. Long-Term Receivables and Prepayments** *(continued)*

**a. Prepayments**

Prepayments relate primarily to:

i. Connection fees prepaid under the Generation Connection and Use of System Agreement for the use of the transmission lines; and
ii. Service fees prepaid under the Gasoil Supply and Storage Agreement for the usage of the tanks.

Prepayments are charged on a straight-line basis over the period of prepayments.

**b. Recoverables**

Recoverables relate primarily to costs incurred by a subsidiary on behalf of a customer for the construction of a warehouse. This amount is recoverable over the contract period in which the subsidiary provides services to the customer.

**11. Lease Receivables**

| Group | Note | Minimum lease payment $'000 | Estimated residual value $'000 | Total gross investment in lease $'000 | Unearned interest income $'000 | Net value of lease receivables $'000 |
|---|---|---|---|---|---|---|
| **2005** | | | | | | |
| Within 1 year | | 8,128 | – | 8,128 | (2,092) | 6,036 |
| After 1 year but within 5 years | | 27,670 | 3,000 | 30,670 | (5,755) | 24,915 |
| After 5 years | | 19,298 | 4,500 | 23,798 | (1,803) | 21,995 |
| | | 55,096 | 7,500 | 62,596 | (9,650) | 52,946 |
| Amount due within 1 year | 15 | (8,128) | – | (8,128) | 2,092 | (6,036) |
| | 10 | 46,968 | 7,500 | 54,468 | (7,558) | 46,910 |
| **2004** | | | | | | |
| Within 1 year | | 8,418 | – | 8,418 | (2,352) | 6,066 |
| After 1 year but within 5 years | | 28,979 | 3,000 | 31,979 | (6,835) | 25,144 |
| After 5 years | | 25,866 | 4,500 | 30,366 | (2,825) | 27,541 |
| | | 63,263 | 7,500 | 70,763 | (12,012) | 58,751 |
| Amount due within 1 year | 15 | (8,418) | – | (8,418) | 2,352 | (6,066) |
| | 10 | 54,845 | 7,500 | 62,345 | (9,660) | 52,685 |

Under the terms of the lease agreements, no contingent rents are recognised. These lease receivables relate mainly to leases of marine vessels, whereby the lessees have the option to purchase the marine vessels during the term of the leases.

**12. Intangible Assets**

| Group | Note | Goodwill | Others | Total |
|---|---|---|---|---|
| | | $'000 | $'000 | $'000 |
| **Cost** | | | | |
| Balance at January 1, 2005 | | 142,450 | 20,433 | 162,883 |
| Translation adjustments | | (13) | 424 | 411 |
| Additions during the year | | 93 | 5,261 | 5,354 |
| Disposals/Write-off | | (156) | (221) | (377) |
| Acquisition of subsidiaries | | 1,320 | 458 | 1,778 |
| Balance at December 31, 2005 | | 143,694 | 26,355 | 170,049 |
| **Accumulated Amortisation and Impairment Losses** | | | | |
| Balance at January 1, 2005 | | 20 | 16,447 | 16,467 |
| Translation adjustments | | (27) | 161 | 134 |
| Amortisation charge for the year | 29(b) | - | 1,530 | 1,530 |
| Allowance for impairment | 29(b) | 833 | 320 | 1,153 |
| Balance at December 31, 2005 | | 826 | 18,458 | 19,284 |
| **Carrying Amount** | | | | |
| At December 31, 2005 | | 142,868 | 7,897 | 150,765 |

| Group | Note | Goodwill | Others | Total |
|---|---|---|---|---|
| | | $'000 | $'000 | $'000 |
| **Cost** | | | | |
| Balance at January 1, 2004 | | 132,204 | 20,216 | 152,420 |
| Translation adjustments | | (401) | (62) | (463) |
| Additions during the year | | 12,076 | 1,098 | 13,174 |
| Subsequent changes to goodwill | | (1,051) | - | (1,051) |
| Write-off | | (378) | (819) | (1,197) |
| Balance at December 31, 2004 | | 142,450 | 20,433 | 162,883 |
| **Accumulated Amortisation and Impairment Losses** | | | | |
| Balance at January 1, 2004 | | - | 15,756 | 15,756 |
| Translation adjustments | | - | (7) | (7) |
| Amortisation charge for the year | 29(b) | - | 1,517 | 1,517 |
| Write-off | | - | (819) | (819) |
| Allowance for impairment | 29(b) | 20 | - | 20 |
| Balance at December 31, 2004 | | 20 | 16,447 | 16,467 |
| **Carrying Amount** | | | | |
| At December 31, 2004 | | 142,430 | 3,986 | 146,416 |

**Company**

The intangible assets for the Company relates to corporate club memberships.

**12. Intangible Assets** *(continued)*

**Impairment Testing for Goodwill**

**SUT Division**

Goodwill of $18.9 million is allocated to one of the Group's cash-generating units ("CGUs") in SUT Division. This division's activities are those relating to the production and supply of utilities services, terminalling and storage of petroleum products and chemicals. The recoverable amount of the CGU is determined based on calculations of the value in use.

These calculations use cash flow projections based on the financial budget for 2006 approved by the management. Cash flows beyond the budget period are estimated based on the long-term offtake contracts with its existing customers in the captive market in which it operates.

Management has applied past experience in operating the business to forecast the performance. The key assumption applied for the budget for 2006 is that there are no significant changes to the customer base, hence the annual fixed revenue and gross profit margin remains stable relative to the prior year.

A discount rate of 6.03% has been applied to the cash flow projections.

At the balance sheet date, based on the key assumptions, management believes that the recoverable amount exceeds its carrying amount.

**SembCorp Cogen Pte Ltd ("SembCorp Cogen")**

Goodwill of $26.4 million is allocated to one of the Group's CGUs in SembCorp Cogen. The recoverable amount of a CGU is determined based on calculations of the value in use.

These calculations use cash flow projections based on the financial budget for 2006 approved by management. Cash flows beyond the budget period are estimated based on plant availability and load factors as well as changes in operating costs due to normal wear & tear, maintenance cycles and inflation.

Management has applied past experience in operating the business to forecast the performance. The key assumptions applied are as follows:

i. There are no significant changes in market demand and supply for electricity and electricity spark spread compared to prior year;
ii. Required plant maintenance and its associated maintenance costs have been accounted for in the forecast of the plant's gross profit margin for 2006; and
iii. Expected capital expenditure for replenishment of parts has also been accounted for in the forecast in accordance with plant maintenance program.

A discount rate of 6.03% has been applied to the cash flow projections.

At the balance sheet date, based on the key assumptions, management believes that the recoverable amount exceeds its carrying amount.

**SembCorp Gas Pte Ltd ("SembCorp Gas")**

Goodwill of $42.0 million is allocated to one of the CGUs in SembCorp Gas. The recoverable amount of a CGU is determined based on calculations of the value in use.

These calculations use cash flow projections based on the financial budget for 2006 approved by management. Cash flows beyond the budget period are estimated based on the contracted sales and purchase quantities of gas over the remaining period of the existing contracts with the major customers and the gas supplier.

**12. Intangible Assets** *(continued)*
**Impairment Testing for Goodwill** *(continued)*

**SembCorp Gas Pte Ltd ("SembCorp Gas")** *(continued)*
Management has applied past experience in operating the business to forecast the performance. The key assumptions applied are as follows:

i. Depreciating USD/SGD exchange rate and appreciating HSFO prices compared to the prior year;
ii. Gross profit margin is expected to remain stable as the pricing on both customer and supplier contracts are pegged to HSFO prices; and
iii. Expected capital expenditure for plant refurbishment.

A discount rate of 6.03% has been applied to the cash flow projections.

At the balance sheet date, based on the key assumptions, management believes that the recoverable amount exceeds its carrying amount.

**SembCorp Simon-Carves Limited ("SSC")**
Goodwill of $32.2 million is allocated to one of the Group's CGUs in SSC. The recoverable amount of a CGU is determined based on calculations of the value in use.

These calculations use cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period, i.e. the next 2 years thereafter, have been maintained at a zero growth rate.

The key assumptions applied are as follows:

i. Budgeted revenue based on estimated contract value of potential projects for which SSC has submitted tenders or secured as at balance sheet date;
ii. Budgeted average gross profit margin based on those achieved in the period immediately before the budget period, adjusted for expected efficiency improvements and inflation;
iii. Forecast consumer price indices during the budget period for countries from which raw materials are purchased are consistent with external sources of information; and
iv. Expected project progress and timing of certification of contract sums by customers are based on past experience on similar projects.

A discount rate of 9.30% has been applied to the cash flow projections.

At the balance sheet date, based on the key assumptions, management believes that the recoverable amount exceeds its carrying amount.

**12. Intangible Assets** *(continued)*
**Impairment Testing for Goodwill** *(continued)*

**SembRamky Environmental Management Private Limited (formerly known as Medicare Incin Private Limited)**
Goodwill of $4.4 million is allocated to one of the Group's CGUs in SembRamky Environmental Management Private Limited. The recoverable amount of the CGU is determined based on calculations of the value in use.

These calculations use cash flow projections based on management's 10-years financial projection of the company.

Management has applied past experience in the business operations to forecast its performance for the next 10 years. The key assumptions applied are as follows:

i. 10% and 7% growth in volume for 1st year and 2nd year, respectively;
ii. 1% growth in volume for the remaining 8 years;
iii. Expanded area of operation from licence to operate in New Delhi in 2006;
iv. Waste disposal fees to increase annually at the rate of inflation of the country of operation; and
v. All operating expenses to increase annually at the rate of inflation of the country of operation.

A discount rate of 7.1% has been applied to the cash flow projections.

At the balance sheet date, based on the key assumptions, the management believes that the recoverable amount exceeds its carrying amount.

**ST Airport Services Pte Ltd ("ST Airport")**
Goodwill of $7.9 million is allocated to one of the Group's CGUs in ST Airport. The recoverable amount of the CGU is its value in use. The value in use is computed using the cash flow projections based on financial budgets approved by management covering a three-year period. Cash flow projections are prepared based on the projected sales and purchase quantities of aviation fuel with the major customers and the aviation fuel suppliers.

Management has applied past experience in operating the business to forecast its performance for the next three years. Management assumes that there will be no significant changes to the customer base, hence the annual contracted revenue and gross profit margin for the most recent forecast from year 2006 to year 2008 remains stable.

A discount rate of 6.3% has been applied to the cash flow projections.

At the balance sheet date, based on the key assumptions, management believes that the recoverable amount exceeds its carrying amount.

**13. Deferred Tax**

Movement in deferred tax assets and liabilities (prior to offsetting of balances) during the year are as follows:

| | At Jan 1, 2005 $'000 | Charged/ (credited) to profit and loss account (note 30) $'000 | Charged/ (credited) to equity $'000 | Acquisition/ (disposal) of subsidiary $'000 | Translation adjustments $'000 | At Dec 31, 2005 $'000 |
|---|---|---|---|---|---|---|
| **Group** | | | | | | |
| **Deferred tax liabilities** | | | | | | |
| Property, plant and equipment | 163,428 | 40,961 | - | 3,949 | (2,514) | 205,824 |
| Interest in associates | 4,147 | (1,355) | - | - | - | 2,792 |
| Other financial assets | - | - | 12,470 | - | - | 12,470 |
| Trade and other receivables | 87 | 455 | - | - | (22) | 520 |
| Other items | 3,512 | 2,356 | - | - | - | 5,868 |
| Total | 171,174 | 42,417 | 12,470 | 3,949 | (2,536) | 227,474 |
| **Deferred tax assets** | | | | | | |
| Property, plant and equipment | (4,512) | 390 | - | - | 130 | (3,992) |
| Inventories | (1,231) | (242) | - | - | - | (1,473) |
| Trade receivables | (2,324) | 237 | - | - | - | (2,087) |
| Trade and other payables | (1,687) | 852 | - | - | 21 | (814) |
| Tax losses | (4,926) | (1,193) | - | (903) | 56 | (6,966) |
| Provisions | (23,988) | 7,011 | - | - | 1,252 | (15,725) |
| Other items | (950) | (1,657) | - | - | - | (2,607) |
| Total | (39,618) | 5,398 | - | (903) | 1,459 | (33,664) |
| Net Balance | 131,556 | 47,815 | 12,470 | 3,046 | (1,077) | 193,810 |

**Company**

The deferred tax liabilities as at December 31, 2005 and 2004 relates to property, plant and equipment.

Deferred tax liabilities and assets are set off when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred taxes relate to the same taxation authority. The following amounts, determined after appropriate offsetting are as follows:

| | Group | | Company | |
|---|---|---|---|---|
| | 2005 $'000 | 2004 $'000 | 2005 $'000 | 2004 $'000 |
| Deferred tax liabilities | **(220,095)** | (150,648) | **(195)** | (195) |
| Deferred tax assets | **26,285** | 19,092 | **-** | - |
| | **(193,810)** | (131,556) | **(195)** | (195) |

**13. Deferred Tax** *(continued)*

The following items have not been included in the computation of deferred tax assets:

| | Group | | Company | |
|---|---|---|---|---|
| | 2005 | 2004 | 2005 | 2004 |
| | $'000 | $'000 | $'000 | $'000 |
| Deductible temporary differences | **67,152** | 114,612 | **-** | 8,883 |
| Tax losses | **230,267** | 377,529 | **-** | - |
| Capital allowances | **91,146** | 94,453 | **-** | - |
| | **388,565** | 586,594 | **-** | 8,883 |

Of the above tax losses, tax losses of the Group amounting to $107,360,000 (2004: $100,275,000) will expire between 2006 and 2020 (2004: 2005 and 2019). The deductible temporary differences and capital allowances do not expire under current tax legislation.

Deferred tax assets have *not been recognised* under the following circumstances:

a. Where they are qualified for offset against the tax liabilities of member companies within the Group under the Loss Transfer System of Group Relief but the terms of the transfer have not been ascertained as at year end; and

b. Where it is uncertain that future taxable profit will be available against which the Group can utilise the benefits.

**14. Inventories and Work-In-Progress**

| | Note | Group | |
|---|---|---|---|
| | | 2005 | 2004 |
| | | $'000 | $'000 |
| Raw materials | | **70,690** | 87,365 |
| Finished goods | | **71,583** | 76,071 |
| | | **142,273** | 163,436 |
| Allowance for inventory obsolescence | | **(16,558)** | (9,928) |
| | | **125,715** | 153,508 |
| Work-in-progress | (a) | **735,182** | 507,812 |
| | | **860,897** | 661,320 |
| Properties held for sale, at cost | (b) | **4,013** | 110,844 |
| Allowance for foreseeable losses | | **(1,298)** | (37,739) |
| | | **2,715** | 73,105 |
| | | **863,612** | 734,425 |

| | Group | |
|---|---|---|
| | 2005 | 2004 |
| | $'000 | $'000 |
| a. Work-in-progress: | | |
| Costs and attributable profits | **4,580,823** | 3,433,316 |
| Allowance for foreseeable losses | **(32,362)** | (31,482) |
| | **4,548,461** | 3,401,834 |
| Progress billings received and receivable | **(4,203,116)** | (3,141,369) |
| | **345,345** | 260,465 |
| Comprising: | | |
| Work-in-progress | **735,182** | 507,812 |
| Excess of progress billings over work-in-progress | **(389,837)** | (247,347) |
| | **345,345** | 260,465 |

b. The properties have been substantially disposed during the year.

**15. Trade and Other Receivables**

| | | Group | | Company | |
|---|---|---|---|---|---|
| | Note | 2005 | 2004 | 2005 | 2004 |
| | | $'000 | $'000 | $'000 | $'000 |
| Other financial assets | 9 | **7,853** | 1,688 | **-** | - |
| Trade receivables | 24 | **710,493** | 855,301 | **-** | - |
| Other receivables, deposits and prepayments | 25 | **526,978** | 424,497 | **70,064** | 507,758 |
| Advance to suppliers | | **3,614** | 1,471 | **-** | - |
| Amount due from related parties | 26 | **95,602** | 120,868 | **14,744** | 64,169 |
| Current portion of long-term trade receivables | 10 | **23,071** | 8,912 | **-** | - |
| Current portion of finance lease | 11 | **6,036** | 6,066 | **-** | - |
| | | **1,373,647** | 1,418,803 | **84,808** | 571,927 |

**16. Asset Held For Sale**

The asset held for sale is a vessel, which was acquired in June 2004 when a subsidiary exercised its rights as mortgagee to take possession of the asset when the owners defaulted on their payment under financing terms granted in respect of the vessel's repairs. The legal title of the vessel was transferred to a subsidiary company upon possession of the vessel.

In 2005, a memorandum of agreement to dispose the vessel has been signed with a buyer, and an impairment loss of $963,000 to write down the cost to its recoverable amount had been recognised in the "Non-operating expenses" of the profit and loss account.

**17. Bank balances, Fixed Deposits and Cash**

The use of subsidiaries' cash and cash equivalents of $129,466,000 (2004: $132,220,000) is restricted to working capital purpose and repayments of loan in accordance with the terms stipulated in the loan agreement entered by the subsidiary with its bankers.

**18. Trade and Other Payables**

| | | Group | | Company | |
|---|---|---|---|---|---|
| | Note | 2005 | 2004 | 2005 | 2004 |
| | | $'000 | $'000 | $'000 | $'000 |
| Trade payables | | **771,881** | 680,005 | **-** | - |
| Advance payments from customers | | **63,158** | 71,067 | **-** | - |
| Other financial liabilities | 23 | **39,712** | - | **-** | - |
| Amount due to related parties | 26 | **30,984** | 87,922 | **912,037** | 1,378,571 |
| Other payables and accrued charges | 27 | **1,020,769** | 1,248,996 | **12,417** | 106,381 |
| | | **1,926,504** | 2,087,990 | **924,454** | 1,484,952 |

**19. Provisions**

| Group | Loan undertakings $'000 | Obligations relating to disposal of business $'000 | Net exposure arising from legal claims $'000 | Legal, professional, and other related expenses $'000 | Provision for onerous contracts $'000 | Provision for claims $'000 | Others $'000 | Total $'000 |
|---|---|---|---|---|---|---|---|---|
| Balance at beginning of year | 18,456 | 1,437 | 565,000 | 50,000 | 16,513 | 7,771 | 21,256 | 680,433 |
| Translation adjustments | - | - | - | - | (1,033) | (25) | (450) | (1,508) |
| Provision made/(written back) during the year, net | (25) | - | - | - | (15,480) | (2,562) | 1,305 | (16,762) |
| Provisions utilised during the year | (3,933) | - | - | - | - | (3,254) | (6,099) | (13,286) |
| Balance at end of year | 14,498 | 1,437 | 565,000 | 50,000 | - | 1,930 | 16,012 | 648,877 |
| Provision due: | | | | | | | | |
| - within 1 year | 14,498 | 1,437 | 565,000 | 50,000 | - | 1,930 | 7,035 | 639,900 |
| - after 1 year | - | - | - | - | - | - | 8,977 | 8,977 |
| | 14,498 | 1,437 | 565,000 | 50,000 | - | 1,930 | 16,012 | 648,877 |

**Loan Undertakings**
This relates to the Group's share of loan undertakings of associates, a subsidiary and other investee companies.

**Obligations Relating to Disposal of Business**
This mainly relates to the disposal of marine services business in which a subsidiary retains certain obligations in respect of outstanding receivables, salvage and insurance claims, and vessels condition pursuant to the Sales and Purchase Agreement.

**Net Exposure Arising from Legal Claims**
The provision represents the Group's exposure to the ongoing litigation, as detailed in note 37.

**Provision for Onerous Contracts**
A subsidiary has long-term power purchase and site service agreements with a customer. Based on certain contract terms, which the subsidiary considered to be onerous, a provision was made for the future anticipated excess costs that are expected to be incurred. These were calculated based on forward commodity market prices and discounted to net present value. On remeasurement in 2005, the onerous contract provision was no longer required as a result of favourable movement in forward commodity market prices.

**19. Provisions** *(continued)*

**Provision for Claims**

This provision relates to the obligations arising from contractual and commercial arrangements in a subsidiary's operations, based on the best estimate of the outflow considering both contractual and commercial factors. These claims are expected to be settled within the next 12 months.

**Others**

This relates mainly to provision for:

i. Losses and other claims in respect of customers' inventories managed by a subsidiary;
ii. Warranty in respect of a completed project. The provision is based on estimates made from historical warranty data associated with similar projects;
iii. Restoration costs relating to cost of dismantling and removing assets and restoring the premises to its original condition as stipulated in the operating lease agreements. The subsidiary expects to incur the liability upon termination of the lease; and
iv. Deferred contingent consideration in respect of amounts payable by a subsidiary under the purchase agreement for assets and working capital subject to the satisfaction of certain conditions. The outstanding liability has been settled as at December 31, 2005.

**20. Employee Benefits**

| | Note | Group | | Company | |
|---|---|---|---|---|---|
| | | **2005** | 2004 | **2005** | 2004 |
| | | **$'000** | $'000 | **$'000** | $'000 |
| Share-based Incentive Plan | (a) | **2,028** | 3,297 | **2,028** | 3,297 |
| Provision for retirement benefit and gratuities | (b) | **46,096** | 55,585 | **-** | - |
| | | **48,124** | 58,882 | **2,028** | 3,297 |
| Current | | **6,089** | 6,284 | **2,028** | 2,544 |
| Non-current | | **42,035** | 52,598 | **-** | 753 |
| | | **48,124** | 58,882 | **2,028** | 3,297 |

a. **Share-based Incentive Plans**

The Company's Share Option Plan, Performance Share Plan and Restricted Stock Plan (collectively, the "Share Plans") were approved and adopted by the shareholders at an Extraordinary General Meeting of the Company held on June 3, 2000.

The Executive Resource & Compensation Committee (the "Committee") of the Company has been designated as the Committee responsible for the administration of the Share Plans. The Committee comprises the following members, all of whom are directors:

Peter Seah Lim Huat (Chairman)
Goh Geok Ling
K Shanmugam

The Share Option Plan is the incentive scheme for directors and employees of the Company and its subsidiaries (the "Group") whereas the Performance Share Plan and Restricted Stock Plan are aimed primarily at key executives of the Group.

The Share Option Plan provides the Company with means whereby non-executive directors and employees of the Group, and certain categories of persons who can make significant contributions through their close working relationship with the Group, such as non-executive directors and employees of the Company's Parent Company and non-executive directors and employees of the company's associated company, are given an opportunity to participate in the equity of the Company.

**20. Employee Benefits** *(continued)*

**a. Share-based Incentive Plans** *(continued)*

Under the rules of the Share Option Plan, participants who ceased to be employed by the Group, Parent Group or the associated company by reason of ill health, injury or disability, redundancy, retirement at or after the legal retirement age, retirement before the legal retirement age, death, etc, or any other event approved by the Committee, may be allowed by the Committee to retain their unexercised Options. The Committee may determine the number of Shares comprised in that Option which may be exercised and the period during which such Option shall be exercisable, being a period not later than the expiry of the Exercise Period in respect of that Option. Such Option may be exercised at any time notwithstanding that the date of exercise of such Option falls on a date prior to the first day of the Exercise Period in respect of such Option.

The Company designates Temasek Holdings (Private) Limited as the Parent Company.

The Performance Share Plan and Restricted Stock Plan award fully paid shares to participants to achieve pre-determined targets that create and enhance economic values for shareholders of the Company, and/or to accomplish time-based service conditions. Awards will be released to participants as fully-paid shares, or their equivalent cash value or combinations thereof, free-of-charge provided that the conditions of the awards are achieved and subject to approval by the Committee.

Awards granted under the Performance Share Plan are released at the end of the performance period only when the pre-determined targets have been achieved. Awards granted under the Restricted Stock Plan vest only after satisfactory completion of time-based service conditions, or where the award is performance related, after a further period of service beyond the performance target completion date. No minimum vesting period is prescribed under the Restricted Stock Plan and the length of the vesting period in respect of each award will be determined on a case-by-case basis. Performance-based restricted awards differ from awards granted under the Performance Share Plan in that an extended vesting period is imposed beyond the performance target completion date.

The Share Plans are intended to attract, retain and incentivise participants to higher standards of performance and encourage greater dedication and loyalty by enabling the Company to give recognition to past contributions and services; as well as motivating participants to contribute to the long-term prosperity of the Group.

Other information regarding the Share Option Plan is as follows:

i. The exercise price of the options can be set at a discount to the market price not exceeding 20% of the market price in respect of options granted at the time of grant.
ii. The options can be exercised 12 months after the grant for market price options and 24 months for discounted options. Further vesting period for the exercise of the options may be set. The Group imposed a further vesting over 4 years for managers and above for retention purposes.
iii. The options granted expire after 5 years for non-executive directors, associated company's employees and 10 years for the employees of Group and Parent Company.

# Notes to the Financial Statements

Year ended December 31, 2005

**20. Employee Benefits** *(continued)*

**Share Option Plan**

At the end of the financial year, details of the options granted under the Share Option Plan on unissued shares of $0.25 each of the Company are as follows:

**SembCorp Industries Ltd**

Ordinary shares of $0.25 each

| Date of grant of options | Exercise price* | Number of options outstanding at Jan 1, 2005 | Options granted | Options exercised | Options cancelled/ lapsed/not accepted | Number of options outstanding at Dec 31, 2005 | Number of options exercisable at Jan 1, 2005 | Number of options exercisable at Dec 31, 2005 | Proceeds on options exercised during the year: Credited to share capital $'000 | Proceeds on options exercised during the year: Credited to share premium $'000 | Exercise period |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 26/06/2000 | $1.94 | 726,000 | - | (406,000) | (320,000) | - | 726,000 | - | 101 | 686 | 27/06/2001 to 26/06/2005 |
| 26/06/2000 | $1.94 | 9,091,600 | - | (5,238,035) | (761,600) | 3,091,965 | 9,091,600 | 3,091,965 | 1,309 | 8,856 | 27/06/2001 to 26/06/2010 |
| 24/07/2000 | $2.21 | 5,566,771 | - | (2,022,818) | (297,455) | 3,246,498 | 5,566,771 | 3,246,498 | 506 | 3,964 | 20/05/2001 to 19/05/2009 |
| 24/07/2000 | $2.07 | 169,477 | - | (43,459) | (19,730) | 106,288 | 169,477 | 106,288 | 11 | 79 | 16/09/2001 to 15/09/2009 |
| 19/04/2001 | $1.50 | 777,000 | - | (174,000) | (35,000) | 568,000 | 616,500 | 568,000 | 44 | 223 | 20/04/2002 to 19/04/2006 |
| 19/04/2001 | $1.50 | 10,813,300 | - | (8,305,475) | (492,475) | 2,015,350 | 8,906,825 | 2,015,350 | 2,076 | 10,600 | 20/04/2002 to 19/04/2011 |
| 07/05/2002 | $1.54 | 405,000 | - | (93,750) | (17,500) | 293,750 | 236,250 | 213,750 | 23 | 125 | 08/05/2003 to 07/05/2007 |
| 07/05/2002 | $1.54 | 6,718,000 | - | (3,716,875) | (365,825) | 2,635,300 | 4,479,750 | 1,630,800 | 929 | 4,878 | 08/05/2003 to 07/05/2012 |
| 17/10/2002 | $0.93 | 298,000 | - | (58,000) | - | 240,000 | 153,250 | 172,000 | 15 | 41 | 18/10/2003 to 17/10/2007 |
| 17/10/2002 | $0.93 | 4,051,425 | - | (1,774,200) | (291,375) | 1,985,850 | 1,797,425 | 973,475 | 444 | 1,245 | 18/10/2003 to 17/10/2012 |
| 02/06/2003 | $1.09 | 335,750 | - | (69,500) | - | 266,250 | 106,250 | 122,000 | 17 | 61 | 03/06/2004 to 02/06/2008 |
| 02/06/2003 | $1.09 | 5,874,551 | - | (2,347,521) | (352,875) | 3,174,155 | 2,236,676 | 975,155 | 587 | 2,020 | 03/06/2004 to 02/06/2013 |
| 18/11/2003 | $1.24 | 353,250 | - | (62,750) | - | 290,500 | 110,625 | 137,500 | 16 | 64 | 19/11/2004 to 18/11/2008 |
| 18/11/2003 | $1.24 | 6,266,578 | - | (2,214,333) | (435,000) | 3,617,245 | 2,624,953 | 1,415,745 | 554 | 2,247 | 19/11/2004 to 18/11/2013 |
| 17/05/2004 | $1.30 | 363,500 | - | (53,000) | - | 310,500 | - | 88,500 | 13 | 59 | 18/05/2005 to 17/05/2009 |
| 17/05/2004 | $1.30 | 7,969,000 | - | (2,412,555) | (588,775) | 4,967,670 | 46,000 | 1,119,420 | 603 | 2,536 | 18/05/2005 to 17/05/2014 |
| 22/11/2004 | $1.47 | 313,500 | - | (1,000) | - | 312,500 | - | 90,500 | - | 1 | 23/11/2005 to 22/11/2009 |
| 22/11/2004 | $1.47 | 7,772,500 | - | (1,069,674) | (655,875) | 6,046,951 | 1,000 | 2,233,951 | 267 | 1,306 | 23/11/2005 to 22/11/2014 |
| 01/07/2005 | $2.68 | - | 335,000 | - | (35,000) | 300,000 | - | - | - | - | 02/07/2006 to 01/07/2010 |
| 01/07/2005 | $2.68 | - | 8,762,500 | (12,000)@ | (967,500) | 7,783,000 | - | 15,000 | 3 | 29 | 02/07/2006 to 01/07/2015 |
| 21/11/2005 | $2.67 | - | 370,000 | - | (35,000) | 335,000 | - | - | - | - | 22/11/2006 to 21/11/2010 |
| 21/11/2005 | $2.67 | - | 8,454,000 | - | (294,000) | 8,160,000 | - | 2,000 | - | - | 22/11/2006 to 21/11/2015 |
| | | 67,865,202 | 17,921,500 | (30,074,945) | (5,964,985) | 49,746,772 | 36,869,352 | 18,217,897 | 7,518 | 39,020 | |

* During the year, the exercise price for outstanding share options granted prior to January 1, 2005 were adjusted due to capital reduction in 2005.

@ The share options have been retained and thus immediately exercisable.

**20. Employee Benefits** *(continued)*

**Share Option Plan** *(continued)*

At the end of the financial year, details of the options granted under the Share Option Plan of the subsidiaries are as follows:

**SembCorp Logistics Ltd**

Ordinary shares of $0.25 each

| Date of grant of options | Exercise price per share* | Options outstanding at Jan 1, 2005* | Options granted | Options exercised | Options cancelled/ lapsed/ not accepted | Options outstanding at Dec 31, 2005 | Exercise period |
|---|---|---|---|---|---|---|---|
| 06/03/2000 | $1.32 | 1,013,400 | - | (528,080) | (162,140) | 323,180 | 07/03/2001 to 06/03/2010 |
| 28/06/2000 | $1.61 | 4,091,560 | - | (631,260) | (779,300) | 2,681,000 | 29/06/2001 to 28/06/2010 |
| 15/05/2001 | $0.82 | 1,144,020 | - | (496,080) | (226,470) | 421,470 | 16/05/2002 to 15/05/2011 |
| 18/10/2001 | $0.41 | 127,500 | - | (45,300) | (19,200) | 63,000 | 18/10/2002 to 17/10/2011 |
| 27/02/2002 | $1.02 | 2,898,230 | - | (801,242) | (495,590) | 1,601,398 | 28/02/2003 to 27/02/2012 |
| 27/09/2002 | $0.54 | 403,250 | - | (60,270) | (70,820) | 272,160 | 27/09/2003 to 26/09/2012 |
| 06/02/2003 | $0.42 | 3,456,250 | - | (576,660) | (612,940) | 2,266,650 | 06/02/2004 to 05/02/2013 |
| 21/04/2003 | $0.81 | 300,000 | - | - | (48,000) | 252,000 | 22/04/2004 to 21/04/2013 |
| 19/08/2003 | $0.66 | 737,000 | - | (69,720) | (143,540) | 523,740 | 19/08/2004 to 18/08/2013 |
| 11/02/2004 | $0.98 | 7,193,850 | - | (1,712,040) | (1,389,200) | 4,092,610 | 11/02/2005 to 10/02/2014 |
| 19/08/2004 | $1.11 | 1,481,000 | - | (112,560) | (281,480) | 1,086,960 | 19/08/2005 to 18/08/2014 |
| 16/05/2005 | $1.71 | - | 9,823,400 | - | (363,300) | 9,460,100 | 16/05/2006 to 15/05/2015 |
| 24/08/2005 | $1.69 | - | 1,258,000 | - | (42,000) | 1,216,000 | 24/08/2006 to 23/08/2015 |
| | | 22,846,060 | 11,081,400 | (5,033,212) | (4,633,980) | 24,260,268 | |

* During the year, the exercise price and the number of outstanding options granted prior to January 1, 2005 were adjusted for the capital reduction and special dividend paid in 2005.

**SembCorp Marine Ltd**

Ordinary shares of $0.10 each

| Date of grant of options | Exercise price per share | Options outstanding at Jan 1, 2005 | Options granted | Options exercised | Options cancelled/ lapsed/ not accepted | Options outstanding at Dec 31, 2005 | Exercise period |
|---|---|---|---|---|---|---|---|
| 08/09/2000 | $0.70 | 5,431,000 | - | (4,839,000) | (50,000) | 542,000 | 08/09/2001 to 07/09/2010 |
| 27/09/2001 | $0.66 | 7,552,000 | - | (5,242,000) | (58,000) | 2,252,000 | 28/09/2002 to 27/09/2011 |
| 07/11/2002 | $0.90 | 13,185,000 | - | (5,577,000) | (178,000) | 7,430,000 | 08/11/2003 to 07/11/2012 |
| 08/08/2003 | $0.99 | 14,601,000 | - | (4,761,000) | (261,000) | 9,579,000 | 09/08/2004 to 08/08/2013 |
| 10/08/2004 | $1.04 | 15,984,000 | - | (2,331,000) | (425,000) | 13,228,000 | 11/08/2005 to 10/08/2014 |
| 11/08/2005 | $2.96 | - | 15,557,000 | - | (176,000) | 15,381,000 | 12/08/2006 to 11/08/2015 |
| | | 56,753,000 | 15,557,000 | (22,750,000) | (1,148,000) | 48,412,000 | |

**20. Employee Benefits** *(continued)*

**Share Option Plan** *(continued)*

Options exercised in 2005 resulted in 30,074,945 (2004: 4,774,321) ordinary shares being issued at a weighted average price of $1.55 (2004: $1.09). Options were exercised on a regular basis throughout the year. The weighted average share price during the year was $2.44 (2004: $1.43).

The fair value of services received in return for share options granted are measured by reference to the fair value of share options granted. The estimate of the fair value of the services received is measured based on a Black-Scholes model. The expected life used in the model has been adjusted; based on management's best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations.

**i. SembCorp Industries Ltd**

| Date of grant | Jul 1, 2005 | Nov 11, 2005 |
|---|---|---|
| Fair value at measurement date | $0.60 | $0.60 |
| Share price | $2.71 | $2.71 |
| Exercise price | $2.68 | $2.67 |
| Expected volatility | 29.5% - 32.9% | 27.7% - 32.1% |
| Expected option life | 2.5 - 5.5 years | 2.5 - 5.5 years |
| Expected dividend | 2.07% | 2.07% |
| Risk-free interest rate | 1.9% - 2.4% | 2.7% - 3.2% |

**ii. SembCorp Logistics Ltd**

| Date of grant | May 16, 2005 | Aug 24, 2005 |
|---|---|---|
| Fair value at measurement date | $0.26 | $0.24 |
| Share price | $1.71 | $1.63 |
| Exercise price | $1.71 | $1.69 |
| Expected volatility | 24.3% | 24.3% |
| Expected option life | 1.5 - 4.5 years | 1.5 - 4.5 years |
| Expected dividend | 1.6% | 1.7% |
| Risk-free interest rate | 2.09% - 2.49% | 1.92% - 2.34% |

**iii. SembCorp Marine Ltd**

| Date of grant | Aug 11, 2005 |
|---|---|
| Fair value at measurement date | $0.47 |
| Share price | $2.90 |
| Exercise price | $2.96 |
| Expected volatility | 25.45% - 30.41% |
| Expected option life | 1.5 - 4.5 years |
| Expected dividend | 2.55% |
| Risk-free interest rate | 1.99% - 2.36% |

The expected volatility is based on the historical volatility over the most recent period that commensurate with the expected life of the option.

There are no market conditions associated with the share option grants. Service conditions and non-market performance conditions are not taken into account in the grant date fair value measurement of the services received.

**20. Employee Benefits** *(continued)*

**Performance Share Plan**

Under the Performance Share Plan, the awards granted conditional on performance targets are set based on medium-term corporate objectives at the start of each rolling three-year performance qualifying period. A specific number of performance shares shall be awarded at the end of the 3-year performance cycle depending on the extent of the achievement of the performance conditions established at the onset.

In 2005, the Committee, with advice and assistance from an independent compensation consultant, redesigned its approach to the share-based incentive awards, with particular focus on establishing new standards for share-based incentive grants. The redesigned share-based incentive grants took into account evolving practices at other major public-listed companies, as well as the Company's objective of further enhancing linkages between employee performance and long-term shareholder value creation objectives. The redesign was completed and implemented in 2005.

For awards granted before 2005, recipients who do not achieve at least 80% of the targets set at the end of the performance period will not be granted the performance shares. If the achievement of the targets exceeds 100%, more performance shares than the original award could be delivered up to a maximum of 200% of the original award.

In the 2005 performance share award, the performance criteria was changed and performance levels re-calibrated based on the new measures, namely Wealth Added and Total Shareholders' Return. For each performance measure, three distinct performance levels are set. A minimum of threshold performance must be achieved to trigger an Achievement Factor, which in turn determines the number of shares to be finally awarded.

Based on the new criteria, performance shares to be delivered for awards granted in 2005 will range between 0% to 150% of the original award.

Participants are also required to hold a minimum percentage of the shares released to them under the Performance Share Plan to maintain a beneficial ownership stake in the Group, for the duration of their employment or tenure with the Group. A maximum cap is set based on a multiple of the individual participant's Annual Base Salary. Any excess can be sold off, but in the event of a shortfall, they have a two calendar year period to meet the minimum percentage requirement.

During the year, a total of 157,500 performance shares were released by the Committee to the participants for the performance period 2002 to 2004. Of the 157,500 performance shares released, 84,000 were released to the estate of Mr Wong Kok Siew (deceased on February 16, 2005) a former key executive and executive director of the Board, via the release of cash in-lieu of share awards at $2.00 per share on April 12, 2005, as approved by the Committee.

During the year, the Committee also approved the release of 113,400 performance shares for the performance period 2003 to 2005 and 39,200 performance shares for the performance period 2004 to 2006 to the estate of Mr Wong Kok Siew via the release of cash in-lieu of share awards at $2.00 per share on April 12, 2005. The number of performance shares released to the estate of Mr Wong Kok Siew was pro-rated for the completed performance period.

**20. Employee Benefits** *(continued)*

**Performance Share Plan** *(continued)*

The details of performance shares of the Company awarded during the year since commencement of the Performance Share Plan (aggregate) were as follows:

| Performance Shares Participants | Conditional Shares Awarded during the year | Aggregate Conditional Shares Awarded | Aggregate Conditional Shares Released | Aggregate Conditional Shares Lapsed | Aggregate Conditional Shares Outstanding |
|---|---|---|---|---|---|
| **Director of the Company** | | | | | |
| Tang Kin Fei | 400,000 | 1,040,000 | (56,000)@ | (284,000) | 700,000 |
| **Former Directors of the Company** | - | 1,780,000 | (341,600) | (1,438,400) | - |
| **Key Executives of the Group** | 470,000 | 2,230,000 | (133,000) | (1,097,000) | 1,000,000 |
| | 870,000 | 5,050,000 | (530,600) | (2,819,400) | 1,700,000 |

@ For performance period prior to Mr Tang Kin Fei's appointment as Group President & CEO of the Group.

The total number of performance shares in awards granted conditionally and representing 100% of targets achieved, but not released as at end 2005, was 1,700,000. Based on the multiplying factor, the actual release of the awards could range from zero to a maximum of 2,965,000 performance shares.

For performance share plan awarded prior to January 1, 2005, an initial estimate is made for the cost of compensation and based on the number of shares expected to be released at the end of the performance period, valued at market price at the date of the grant of the award. During the current financial year, the Group has charged $1,271,000 (2004: $1,772,000) to the profit and loss account in respect of performance shares awarded prior to January 1, 2005 based on the market values of the shares at reporting date. The balance of $2,028,000 in liabilities as at December 31, 2005 represents the compensation cost for performance shares awarded prior to 2005. The final measure of compensation cost is based on the number of shares ultimately released and the market price at the date the performance criteria are met.

For performance shares awarded from January 1, 2005, the Group has charged $776,000 based on fair value of performance shares at grant date.

**Restricted Stock Plan**

During the year, an award of 400,000 restricted stocks was vested to Mr Wong Kok Siew (deceased on February 16, 2005), a former key executive and executive director of the Board. This was issued to his estate during the year via the release of cash in-lieu of share awards at $1.90 per share as approved by the Committee. A total 1,000,000 restricted stocks was vested and issued to him since 2002.

In 2005, no restricted stock has been awarded under the Restricted Stock Plan.

**b. Provision for Retirement Benefits and Gratuities**

Movements in provision for retirement benefits and gratuities are as follows:

| | Group 2005 $'000 | Group 2004 $'000 |
|---|---|---|
| Balance at beginning of the year | **55,585** | 51,135 |
| Translation adjustments | **(3,391)** | 3,635 |
| Provision made during the year, net of amount written back | **1,986** | 1,519 |
| Provision utilised | **(8,084)** | (704) |
| Balance at end of the year | **46,096** | 55,585 |

**20. Employee Benefits** *(continued)*

**c. Defined Benefit Obligations**

The Group's two subsidiaries in United Kingdom provide pension arrangement to its employees through a defined benefit plan and the related costs are assessed in accordance with the advice of professionally qualified actuaries. The pension scheme is funded by the payment of contributions to separately administered trust funds.

The details of the plans are as follows:

| | Group | |
|---|---|---|
| | 2005 | 2004 |
| | $'000 | $'000 |
| Present value of unfunded obligations | 46,346 | 33,471 |
| Present value of funded obligations | 330,861 | 285,293 |
| Fair value of plan assets | (273,272) | (227,517) |
| Present value of net obligations | 103,935 | 91,247 |
| Actuarial losses not recognised in accordance with FRS 19 | (61,420) | (39,370) |
| Net liability | 42,515 | 51,877 |

| | Group | |
|---|---|---|
| | 2005 | 2004 |
| | $'000 | $'000 |
| Movements in the net liability are as follows: | | |
| At beginning of the year | 51,877 | 46,705 |
| Contributions to pension fund | (16,039) | (8,917) |
| Expenses recognised during the year | 10,758 | 10,454 |
| Translation difference | (4,081) | 3,635 |
| | 42,515 | 51,877 |

Expense recognised in the profit and loss account

| | | Group | |
|---|---|---|---|
| | Note | 2005 | 2004 |
| | | $'000 | $'000 |
| Current service costs | | 9,132 | 9,090 |
| Interest on obligation | | 15,570 | 14,365 |
| Expected return on plan assets | | (15,438) | (14,230) |
| Actuarial losses | | 1,494 | 1,229 |
| | 29(a) | 10,758 | 10,454 |

The expense is recognised in the following line items in the profit and loss account:

| | Group | |
|---|---|---|
| | 2005 | 2004 |
| | $'000 | $'000 |
| Cost of sales | 6,786 | 6,636 |
| Administrative expenses | 2,318 | 4,048 |
| Finance costs / (income) (net) | 1,654 | (230) |
| | 10,758 | 10,454 |
| Actual return in value of plan assets | 7,131 | 5,699 |

**20. Employee Benefits** *(continued)*

**c. Defined Benefit Obligations** *(continued)*

**Principal actuarial assumptions**

Principal actuarial assumptions at the balance sheet date:

| | Group | |
|---|---|---|
| | 2005 | 2004 |
| | % | % |
| Discount rate at December 31 | **4.7 - 4.8** | 5.1 - 5.2 |
| Expected return on plan assets at December 31 | **6.5 - 6.8** | 6.9 - 7.5 |
| Future annual salary increases | **3.9 - 4.4** | 3.8 - 4.3 |
| Future pension increases | **2.9 - 3.5** | 2.7 - 3.7 |

Past service cost and net actuarial results are amortised over the estimated service life of the employees under plan benefits. The estimated service life for pension plans is 13 years (2004: 13 years).

**21. Interest-Bearing Borrowings**

| | | Group | | Company | |
|---|---|---|---|---|---|
| | Note | 2005 | 2004 | 2005 | 2004 |
| | | $'000 | $'000 | $'000 | $'000 |
| **Non-current liabilities** | | | | | |
| Secured term loans | (a) | **393,568** | 421,271 | **-** | - |
| Unsecured term loans | (b) | **514,179** | 398,104 | **150,000** | 150,000 |
| Finance lease liabilities | (c) | **939** | 1,552 | **-** | - |
| | | **908,686** | 820,927 | **150,000** | 150,000 |
| **Current liabilities** | | | | | |
| Secured term loans | (a) | **44,192** | 138,901 | **-** | - |
| Unsecured term loans | (b) | **42,402** | 827,267 | **-** | 250,000 |
| Finance lease liabilities | (c) | **743** | 2,276 | **-** | - |
| Convertible bond | (d) | **62,046** | - | **-** | - |
| | | **149,383** | 968,444 | **-** | 250,000 |
| | | **1,058,069** | 1,789,371 | **150,000** | 400,000 |

***Maturity of liabilities (excluding finance lease liabilities)***

| | Group | | Company | |
|---|---|---|---|---|
| | 2005 | 2004 | 2005 | 2004 |
| | $'000 | $'000 | $'000 | $'000 |
| Within 1 year | **148,640** | 966,168 | **-** | 250,000 |
| After 1 year but within 5 years | **679,013** | 632,048 | **150,000** | 150,000 |
| After 5 years | **228,734** | 187,327 | **-** | - |
| Total borrowings | **1,056,387** | 1,785,543 | **150,000** | 400,000 |

**21. Interest-Bearing Borrowings** *(continued)*

a. The secured loans are collaterised by the following assets:

| | Net Book Value | |
|---|---|---|
| | 2005 $'000 | 2004 $'000 |
| Property, plant and equipment | 989,797 | 1,038,400 |
| Trade receivables | 9,739 | – |
| Other current assets | 6,562 | – |
| | 1,006,098 | 1,038,400 |

**b. Unsecured Term Loans**

Included in the unsecured term loans are medium term notes of the Group as follows:

- In 2004, a wholly owned treasury vehicle of the Company, SembCorp Financial Services Pte Ltd (the "Issuer"), established a $1.5 billion Multicurrency Multi-Issuer Debt Issuance Programme (the "Programme"). Pursuant to this, the Company, together with other subsidiaries of the Company (together with the Issuer, the "Issuing Subsidiaries"), may from time to time issue debt under the Programme. The obligations of the Issuing Subsidiaries under the Notes will be fully guaranteed by the Company.

  No further debt issuances will be made by the Company under its Existing Programme, and the outstanding debt issuances of $150 million will be allowed to mature on June 6, 2008. Upon maturity of the outstanding debt issued, the Existing Programme will be terminated.

- In 2004, a subsidiary, SembCorp Marine Ltd ("SCM") established a $500 million Multicurrency Multi-Issuer Debt Issuance Programme (the "Programme") pursuant to which the subsidiary together with its subsidiaries Jurong Shipyard Pte Ltd and Sembawang Shipyard Pte Ltd ("Issuing SCM Subsidiaries"), may from time to time issue the notes. The obligations of Issuing SCM Subsidiaries under the Notes will be fully guaranteed by SCM.

  The 1st series of $150 million 5-year fixed rate notes issued by SCM on September 27, 2004, is redeemable at par on September 26, 2009 and bears fixed interest rate of 3.0% per annum and is listed on the Singapore Exchange Securities Trading Limited.

**c. Finance Leases Liabilities**

The Group has obligations under finance leases that are payable as follows:

| | 2005 | | | 2004 | | |
|---|---|---|---|---|---|---|
| | Payments $'000 | Interest $'000 | Principal $'000 | Payments $'000 | Interest $'000 | Principal $'000 |
| **Group** | | | | | | |
| Within 1 year | 798 | 55 | 743 | 2,384 | 108 | 2,276 |
| After 1 year but within 5 years | 1,051 | 112 | 939 | 1,646 | 97 | 1,549 |
| After 5 years | – | – | – | 3 | – | 3 |
| | 1,051 | 112 | 939 | 1,649 | 97 | 1,552 |
| Total | 1,849 | 167 | 1,682 | 4,033 | 205 | 3,828 |

Under the terms of the lease agreements, no contingent rents are payable. The interest rates range from 2.5% to 15.48 % (2004: 2.6% to 14.1%) per annum.

**21. *Interest-Bearing Borrowings*** *(continued)*

**d. Convertible Bond**

On January 1, 2005, a subsidiary, entered into a Convertible Bond Agreement ("Agreement") amounting to $62,046,000 with a related party of a minority shareholder (lender) to convert its term loan liability into a convertible bond. The interest rate is 1.5% above 3 months SIBOR and the lender has the right to convert in whole or in part the loan to shares in the subsidiary and at anytime before December 31, 2009, the due date of the loan repayment. The loan is redeemable in whole or in part at anytime.

**22. Other Long-Term Liabilities**

| | Note | Group 2005 $'000 | Group 2004 $'000 |
|---|---|---|---|
| Deferred income | (a) | 41,939 | 46,176 |
| Deferred grants | (b) | 9,626 | 894 |
| Other financial liabilities | 23 | 607 | - |
| Amount due to related parties | 26 | 11,603 | 52,300 |
| Other long-term payables | | 14,568 | 13,081 |
| | | 78,343 | 112,451 |

a. Deferred income relates mainly to advance payments received from customers in respect of connection and capacity charges for the supply and delivery of gas and utilities.

b. Deferred grants relate to government grants for capital assets.

**23. Other Financial Liabilities**

| | Note | Group 2005 $'000 | Group 2004 $'000 |
|---|---|---|---|
| **a. Current Liabilities** | | | |
| **Derivative financial instruments:** | | | |
| Cashflow hedges: | | | |
| - Interest rate swaps | | 3,956 | - |
| - Forward foreign exchange contracts | | 2,341 | - |
| - Fuel oil swap contracts | | 7,156 | - |
| - Power sales and purchase option contracts | | 13,386 | - |
| Fair value through profit or loss: | | | |
| - Interest rate swaps | | 2,020 | - |
| - Forward foreign exchange contracts | | 7,417 | - |
| - Foreign exchange swaps contracts | | 3,436 | - |
| | 18 | 39,712 | - |

| | Note | 2005 $'000 | 2004 $'000 |
|---|---|---|---|
| **b. Non-current Liabilities** | | | |
| **Derivative financial instruments:** | | | |
| *Fair value through profit or loss:* | | | |
| - Interest rate swaps | | 599 | - |
| Cash flow hedges: | | | |
| - Forward foreign exchange contracts | | 8 | - |
| | 22 | 607 | - |

With the adoption of FRS 39, the Group states its financial liabilities at fair value. In accordance with the transitional provisions of FRS 39, the adoption of FRS 39 has been accounted for prospectively. Where applicable, the differences between the fair values and carrying amounts of these financial liabilities at January 1, 2005 are taken to the opening balance of fair value reserve or revenue reserve at the date.

## 24. Trade Receivables

| | Note | Group 2005 $'000 | Group 2004 $'000 |
|---|---|---|---|
| Trade receivables including work completed but unbilled | | **784,245** | 938,857 |
| Allowance for doubtful receivables | | **(38,898)** | (34,959) |
| | | **745,347** | 903,898 |
| Long-term trade receivables | 10 | **(34,854)** | (48,597) |
| | 15 | **710,493** | 855,301 |

Included in trade receivables are retention monies on contracts amounting to $45,804,000 (2004: $64,117,000).

## 25. Other Receivables, Deposits and Prepayments

| | Note | Group 2005 $'000 | Group 2004 $'000 | Company 2005 $'000 | Company 2004 $'000 |
|---|---|---|---|---|---|
| Deposits | | **9,811** | 11,843 | **292** | 292 |
| Prepayments | | **42,126** | 31,281 | **848** | 841 |
| Tax recoverable | | **121,161** | 106,529 | **66,939** | 52,697 |
| Sundry receivables | (a) | **115,145** | 117,399 | **845** | 610 |
| Unbilled receivables | (b) | **250,422** | 165,688 | **-** | - |
| Loan receivables | | **13,484** | 13,749 | **-** | - |
| Recoverables | | **8,104** | 11,039 | **-** | - |
| Interest receivable | | **880** | 1,149 | **-** | - |
| Dividend receivables | | **-** | - | **1,200** | 453,378 |
| | | **561,133** | 458,677 | **70,124** | 507,818 |
| Allowance for doubtful receivables | | **(34,155)** | (34,180) | **(60)** | (60) |
| | 15 | **526,978** | 424,497 | **70,064** | 507,758 |

a. Sundry receivables include an amount of $25,811 (2004: $49,699) in respect of loans to directors of the subsidiaries and associates which were granted in accordance with employee loan schemes approved by the members of the subsidiaries and associates.

b. Unbilled receivables represent revenue accrued for sale of utilities services, gas and other related products.

# Notes to the Financial Statements

Year ended December 31, 2005

**26. Amounts Due from/(to) Related Parties**

| | Note | Ultimate holding company | | Associates | | Joint ventures | | Related companies | | Minority shareholders of subsidiaries | | Total | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | 2005 | 2004 | 2005 | 2004 | 2005 | 2004 | 2005 | 2004 | 2005 | 2004 | 2005 | 2004 |
| | | $'000 | $'000 | $'000 | $'000 | $'000 | $'000 | $'000 | $'000 | $'000 | $'000 | $'000 | $'000 |
| **Group** | | | | | | | | | | | | | |
| Amounts due from: | | | | | | | | | | | | | |
| Trade | | - | - | **17,417** | 20,568 | **4,673** | 7,167 | **31,921** | 31,080 | **1,320** | 1,679 | **55,331** | 60,494 |
| Loans | | - | - | **32,694** | 66,166 | **25,630** | 34,867 | **14,102** | 23,500 | - | - | **72,426** | 124,533 |
| Non-trade | | **164** | 168 | **49,474** | 65,774 | **15,036** | 15,351 | **875** | 693 | **2,024** | 362 | **67,573** | 82,348 |
| | | **164** | 168 | **99,585** | 152,508 | **45,339** | 57,385 | **46,898** | 55,273 | **3,344** | 2,041 | **195,330** | 267,375 |
| Allowance for doubtful receivables | | **(164)** | (164) | **(75,324)** | (106,417) | **(18,543)** | (29,667) | **(848)** | (1,030) | - | - | **(94,879)** | (137,278) |
| | | - | 4 | **24,261** | 46,091 | **26,796** | 27,718 | **46,050** | 54,243 | **3,344** | 2,041 | **100,451** | 130,097 |
| Amounts due: | | | | | | | | | | | | | |
| Within 1 year | 15 | - | 4 | **20,848** | 37,577 | **26,331** | 27,003 | **45,079** | 54,243 | **3,344** | 2,041 | **95,602** | 120,868 |
| After 1 year | 10 | - | - | **3,413** | 8,514 | **465** | 715 | **971** | - | - | - | **4,849** | 9,229 |
| | | - | 4 | **24,261** | 46,091 | **26,796** | 27,718 | **46,050** | 54,243 | **3,344** | 2,041 | **100,451** | 130,097 |

i. Included in loans due from joint ventures is 1% unsecured loan stocks 1999 of $5,250,000 (2004: $5,250,000) which may, at the option of a subsidiary, be converted at a certain ratio into shares in whole or in part at any time prior to the maturity date provided that all the stockholders shall convert the stocks at the same time. The maturity date of the loan stocks is October 16, 2006.

ii. The long-term loans to associates and joint ventures are unsecured and are not expected to be repaid in the next 12 months. The loans to joint ventures, associates and related companies of $39,221,000 bear interest ranging from 2% to 5.25% (2004: 4% to 7%) per annum.

iii. Included in loans due from related companies in 2004 are floating rate notes of $18,000,000 issued by a related corporation, ST Treasury Services Limited and guaranteed by a related corporation, Singapore Technologies Pte Ltd. Interest on the floating rate notes ranged from 0.88% to 1.52% per annum. These notes have been redeemed in 2005.

# Notes to the Financial Statements

Year ended December 31, 2005

**26. Amounts Due from/(to) Related Parties** *(continued)*

| | Note | Associates 2005 $'000 | Associates 2004 $'000 | Joint ventures 2005 $'000 | Joint ventures 2004 $'000 | Related companies 2005 $'000 | Related companies 2004 $'000 | Minority shareholders of subsidiaries 2005 $'000 | Minority shareholders of subsidiaries 2004 $'000 | Total 2005 $'000 | Total 2004 $'000 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **Group** | | | | | | | | | | | |
| Amounts due to: | | | | | | | | | | | |
| Trade | | **(2,055)** | (5,197) | **(254)** | (108) | **(1,742)** | (4,039) | **(1,457)** | (889) | **(5,508)** | (10,233) |
| Non-trade | | **(3,958)** | (5,354) | **(3,615)** | (5,263) | **(538)** | (574) | **(1,996)** | (5,114) | **(10,107)** | (16,305) |
| Loans | | **(2,805)** | (24,352) | **(1,506)** | – | **–** | – | **(22,661)** | (89,332) | **(26,972)** | (113,684) |
| | | **(8,818)** | (34,903) | **(5,375)** | (5,371) | **(2,280)** | (4,613) | **(26,114)** | (95,335) | **(42,587)** | (140,222) |
| Amounts due: | | | | | | | | | | | |
| Within 1 year | 18 | **(8,818)** | (34,177) | **(5,375)** | (5,371) | **(2,280)** | (4,613) | **(14,511)** | (43,761) | **(30,984)** | (87,922) |
| After 1 year | 22 | **–** | (726) | **–** | – | **–** | – | **(11,603)** | (51,574) | **(11,603)** | (52,300) |
| | | **(8,818)** | (34,903) | **(5,375)** | (5,371) | **(2,280)** | (4,613) | **(26,114)** | (95,335) | **(42,587)** | (140,222) |

i. Included in loans due to minority shareholders of subsidiaries in 2004 was a loan amounting to $55,195,000 which has been restructured into a convertible bond in 2005 (Note 21(d)).

| | Note | Subsidiaries 2005 $'000 | Subsidiaries 2004 $'000 | Associates 2005 $'000 | Associates 2004 $'000 | Joint ventures 2005 $'000 | Joint ventures 2004 $'000 | Related companies 2005 $'000 | Related companies 2004 $'000 | Total 2005 $'000 | Total 2004 $'000 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **Company** | | | | | | | | | | | |
| Amounts due from: | | | | | | | | | | | |
| Non-trade | | **12,065** | 6,603 | **1** | – | **56** | 101 | **320** | 54 | **12,442** | 6,758 |
| Loans | | **2,302** | 57,411 | **–** | – | **–** | – | **–** | – | **2,302** | 57,411 |
| | 15 | **14,367** | 64,014 | **1** | – | **56** | 101 | **320** | 54 | **14,744** | 64,169 |
| Amounts due to: | | | | | | | | | | | |
| Non-trade | | **(701,993)** | (1,188,310) | **–** | (178) | **–** | – | **(44)** | (83) | **(702,037)** | (1,188,571) |
| Loans | | **(210,000)** | (190,000) | **–** | – | **–** | – | **–** | – | **(210,000)** | (190,000) |
| | 18 | **(911,993)** | (1,378,310) | **–** | (178) | **–** | – | **(44)** | (83) | **(912,037)** | (1,378,571) |

## 27. Other Payables and Accrued Charges

| | Note | Group 2005 $'000 | Group 2004 $'000 | Company 2005 $'000 | Company 2004 $'000 |
|---|---|---|---|---|---|
| Accrued operating expenses | | **795,501** | 732,724 | **10,964** | 11,714 |
| Deposits | | **20,637** | 14,546 | **-** | - |
| Accrued interest payable | | **10,956** | 20,843 | **441** | 2,330 |
| Other payables | | **193,675** | 92,992 | **1,012** | 1,015 |
| Dividend payable | (a) | **-** | 387,891 | **-** | 91,322 |
| | 18 | **1,020,769** | 1,248,996 | **12,417** | 106,381 |

a. The Group's dividend payable of $387,891,000 in 2004 comprised of the Company's special interim dividend of $91,322,000 and the special interim dividend of $296,569,000 by a subsidiary to its minority shareholders, paid on January 7, 2005 and January 4, 2005 respectively.

## 28. Turnover

Turnover comprises the following:

| | Group 2005 $'000 | Group 2004 $'000 |
|---|---|---|
| Sale of gas, water, electricity and services | **2,944,395** | 2,303,911 |
| Ship repair, building, conversion and related services | **2,010,709** | 1,315,086 |
| Construction and engineering related activities | **1,396,847** | 1,410,484 |
| Integrated logistics and related services | **448,671** | 392,094 |
| Environmental management and related services | **216,592** | 200,225 |
| Others | **392,003** | 322,162 |
| | **7,409,217** | 5,943,962 |

**29. Profit before Income Tax Expense**

Profit before income tax expense include the following:

| | Note | Group 2005 $'000 | Group 2004 $'000 |
|---|---|---|---|
| **a. Staff costs** | | | |
| Staff costs | | **636,219** | 590,832 |
| Included in staff costs are: | | | |
| Share-based payments | | **10,144** | 6,672 |
| Contributions to: | | | |
| - defined benefit plan | 20(c) | **10,758** | 10,454 |
| - defined contribution plan | | **32,777** | 28,035 |
| **b. Other expenses** | | | |
| Allowance made/(written back) for impairment losses | | | |
| - property, plant and equipment | 5 | **6,244** | 2,712 |
| - interests in associates | | **6,334** | (930) |
| - interests in joint ventures | | **-** | 269 |
| - other financial assets | | **(1,947)** | (16,586) |
| - inventory | | **5,620** | 4 |
| - doubtful debts | | **(14,721)** | 8,902 |
| - intangible assets | 12 | **1,153** | 20 |
| - asset held for sale | | **963** | - |
| Amortisation | | | |
| - intangible assets | 12 | **1,530** | 1,517 |
| - loan stock discount | | **-** | 519 |
| Non-audit fees paid/payable | | | |
| - auditors of the Company | | **638** | 326 |
| - other auditors | | **611** | 570 |
| Depreciation of property, plant and equipment | 5 | **182,849** | 180,153 |
| Professional fee paid to directors or a firm in which a director is a member | | **609** | 238 |
| Operating lease expenses | | **40,299** | 42,284 |
| Property, plant and equipment written off | | **2,293** | 138 |
| Inventory written off | | **177** | 86,335 |
| Intangible assets written off | | **156** | 378 |
| Bad debts written off | | **9,006** | 1,938 |

## 29. Profit before Income Tax Expense *(continued)*

| | Group | |
|---|---|---|
| | 2005 | 2004 |
| | $'000 | $'000 |
| **c. Non-operating income (net)** | | |
| Net exchange loss | (17,781) | (712) |
| Grants received | | |
| - income related | 79 | 423 |
| Gross dividend income | 1,709 | 1,415 |
| Interest income | | |
| - related companies | 2,497 | 2,834 |
| - associates and joint ventures | 2,893 | 1,346 |
| - banks and others | 29,399 | 19,485 |
| Gain/(Loss) from disposal of | | |
| - property, plant and equipment (net) | 11,357 | 13,343 |
| - subsidiaries | (288) | 1,147 |
| - associates | 46,462 | 1,082,690 |
| - joint ventures | (463) | 3,444 |
| - other financial assets | 12,978 | (2,707) |
| | | |
| **d. Finance costs** | | |
| Interest paid and payable to | | |
| - associates and joint ventures | 137 | 86 |
| - unsecured loan stocks | - | 15 |
| - bank loans and others | 56,486 | 74,906 |
| Amortisation of capitalised transaction costs | 4,905 | - |
| Interest rate swap - Fair value through profit or loss | (7,667) | - |
| | 53,861 | 75,007 |
| | | |
| **e. Exceptional items included in:** | | |
| **Cost of sales** | | |
| Work-in-progress written off | - | (86,331) |
| | | |
| **Non-operating income (net)** | | |
| Gain on disposal of associates and other investments | 56,119 | 1,080,664 |
| Unrealised foreign exchange loss relating to an amount accumulated in connection with Solitaire arbitration | (30,758) | - |
| Other recoverables | 4,549 | - |
| | | |
| **General and administrative expenses** | | |
| Provision for net exposure arising from legal claims | - | (415,000) |
| Allowance for impairment loss for interests in associates | (6,214) | - |
| Write back of provision for loans | 19,654 | - |
| | 43,350 | 579,333 |
| Less: Tax and Minority Interests | (18,530) | (415,518) |
| Net exceptional items | 24,820 | 163,815 |

## 30. Income Tax Expense

| | Group 2005 $'000 | Group 2004 $'000 |
|---|---|---|
| **Current tax expense** | | |
| Current year | 34,656 | 26,328 |
| Under/(Over) provided in prior years | 9,959 | (2,839) |
| | 44,615 | 23,489 |
| **Deferred tax expense** | | |
| Movements in temporary differences | 55,643 | 45,856 |
| Reduction in tax rate | - | (7,911) |
| (Over)/Under provided in prior years | (7,828) | 3,197 |
| | 47,815 | 41,142 |
| | 92,430 | 64,631 |

**Reconciliation of effective tax rate**

| | Group 2005 $'000 | Group 2004 $'000 |
|---|---|---|
| **Group** | | |
| Profit before share of results of associates and joint ventures, and tax | 429,345 | 854,583 |
| Income tax using Singapore tax rates | 85,869 | 170,917 |
| Effect of reduction in tax rates | - | (7,911) |
| Effect of different tax rates in other countries | 7,529 | (1,925) |
| Tax incentives and income not subject to tax | (53,321) | (303,562) |
| Expenses not deductible for tax purposes | 41,374 | 176,348 |
| Utilisation of tax losses | (4,367) | (2,589) |
| Under provided in prior years | 2,131 | 358 |
| Deferred tax benefit not recognised | 20,994 | 30,664 |
| Group tax relief | (7,358) | (8,242) |
| Others | (421) | 10,573 |
| Income tax expense | 92,430 | 64,631 |

## 31. Earnings Per Share

| | Group 2005 $'000 | Group 2004 $'000 |
|---|---|---|
| a. **Basic earnings per share** | | |
| Basic earnings per share is based on: | | |
| i. Profit attributable to Shareholders of the Company | 303,295 | 391,488 |
| | No. of shares '000 | No. of shares '000 |
| ii. Weighted average number of ordinary shares: | | |
| Issued ordinary shares at beginning of the year | 1,826,489 | 1,821,715 |
| Weighted average number of shares issued under Share Option Plan | 16,611 | 1,488 |
| Weighted average number of shares cancelled pursuant to capital reduction | (73,472) | - |
| Weighted average number of ordinary shares | 1,769,628 | 1,823,203 |

**31. Earnings Per Share** *(continued)*

| | Group | |
|---|---|---|
| | 2005 | 2004 |
| | $'000 | $'000 |
| **b. Diluted earnings per share** | | |
| Diluted earnings per share is based on: | | |
| i. Profit attributable to shareholders of the Company | **303,295** | 391,488 |

ii. Weighted average number of ordinary shares

For the purpose of calculating the diluted earnings per ordinary share, the weighted average number of ordinary shares in issue is adjusted to take into account the dilutive effect arising from the dilutive share options and contingently issuable shares, with the potential ordinary shares weighted for the period outstanding.

The weighted average number of ordinary shares adjusted for the unissued ordinary shares under the Share Option Plan was arrived at as follows:

| | Group | |
|---|---|---|
| | 2005 | 2004 |
| | $'000 | $'000 |
| | No. of shares | No. of shares |
| | '000 | '000 |
| Weighted average number of shares issued used in the calculation of basic earnings per share | **1,769,628** | 1,823,203 |
| Weighted average number of unissued ordinary shares under Share Option Plan | **49,152** | 21,955 |
| Number of shares that would have been issued at fair value | **(30,829)** | (18,364) |
| Weighted average number of ordinary shares | **1,787,951** | 1,826,794 |

**32. Dividends**

The directors have proposed a final dividend of 6.5 cents per share less tax (2004: 5 cents per share less tax) in respect of the financial year ended December 31, 2005. The proposed dividend is subject to approval by shareholders at the next Annual General Meeting to be convened and has not been included as a liability in the financial statements.

Subject to the approval by the shareholders at the next Annual General Meeting to be convened, dividend for the current financial year will be 6.5 cents per share less tax (2004: 11.25 cents per share less tax, comprising special interim dividend of 6.25 cents and final dividend of 5 cents).

**33. Change in Accounting Policies**

The accounting policies set out in note 2 have been applied in preparing the financial statements for the year ended December 31, 2005.

The changes in accounting policies arising from the adoption of FRS 39 Financial Instruments: Recognition and Measurement, FRS 102 Share-based Payment and FRS 21 (revised) The Effects of Changes in Foreign Exchange Rates are summarised below:

***FRS 39 – Financial Instruments: Recognition and Measurement***

The adoption of FRS 39 resulted in the Group measuring its derivative financial instruments and available-for-sale investments as assets or liabilities at fair values. Financial assets and financial liabilities are stated at amortised cost instead of cost. Previously, investments were stated at cost less impairment and derivative financial instruments were not recorded on the balance sheet. Where a derivative or non-derivative financial instrument is an effective hedge in a cash flow hedge relationship, the change in fair value of the hedging instrument relating to the effective portion is recorded in equity.

This change in accounting policy has been accounted for prospectively in accordance with the transitional provisions. The adoption of FRS 39 has resulted in an increase of $6.9 million in Other Reserves and a decrease of $17.5 million in Accumulated Profits as at January 1, 2005, net of the related deferred taxes. Comparatives have not been restated.

**33. Change in Accounting Policies** *(continued)*

***FRS 102 – Share-based Payment***

In accordance with the transitional provisions, FRS 102 has been applied to all grants after November 22, 2002 that were not yet vested as at January 1, 2005. The adoption of FRS 102 has resulted in a change in the Group's accounting policy for share-based payments, where share options to employees are measured at fair value at the date of grant and recognised as expense over the vesting period. Previously, share options to employees were not charged to the profit and loss account.

This change in accounting policy has been accounted for retrospectively and resulted in the following:

a. There was no impact on the total equity of the Group and of the Company as at January 1, 2005 and January 1, 2004. However, Accumulated Profits of the Group and of the Company as at January 1, 2004 were decreased by $0.7 million and $0.1 million respectively; and likewise, the Other Reserves of the Group and of the Company were increased by the same amount; and
b. Net profit of the Group and of the Company for 2004 decreased by $3.8 million and $0.5 million respectively.

***FRS 21(revised) The Effects of Changes in Foreign Exchange Rates***

Under FRS 21(revised) The Effects of Changes in Foreign Exchange Rates, exchange differences arising on a monetary item that forms part of a reporting entity's net investment in a foreign operation, where that monetary item is neither denominated in the functional currency of the parent nor the foreign operation, are to be recognised in the profit and loss account, instead of the Currency Translation Reserve, as previously allowed.

In January 2006, CCDG issued FRS 21 Amendment Regulations 2006 ("FRS 21 Amendment 2006"), which is effective for financial periods beginning January 1, 2006, and early adoption is encouraged. FRS 21 Amendment 2006 now allows the exchange differences arising from a monetary item that forms part of the reporting entity's net investment in a foreign operation to be recognised in equity in the consolidated financial statements even if the functional currency of the loan is not denominated in either the functional currency of the parent or the borrowing foreign operation. The Group has early adopted FRS 21 Amendment 2006 and accordingly, all exchange differences arising from quasi equity loans are recognised in equity in the consolidated financial statements.

The adoption of revised FRS 21 and FRS 21 Amendment 2006 resulted in the following:

a. Accumulated Profits as at January 1, 2004 for the Group decreased by $1.1 million; and Currency Translation Reserve increased by $1.1 million; and

b. Net profit for 2004 decreased by $0.2 million.

**34. Acquisitions and Disposals of Subsidiaries**

During the financial year, there were the following acquisitions and disposals of subsidiaries:

| | Date of acquisition | Effective equity interest acquired % | Cash Consideration $'000 | Impact on Group's net profit $'000 |
|---|---|---|---|---|
| **a. Acquisitions by:** | | | | |
| **Utilities** | | | | |
| NCIP SembCorp Water Co. Ltd | 28/11/2005 | 70 | 7,914 | – |
| **Marine Engineering** | | | | |
| Chut Kee LLC and its subsidiaries | 13/10/2005 | 52.76 | 9,324 | 268 |
| **Engineering & Construction** | | | | |
| ST Architects & Engineers Pte Ltd ("STAE")* | 20/06/2005 | 51.35 | 257 | 514 |

* Previously an associate to the Group. Following the acquisition, STAE is now a wholly owned subsidiary of the Group.

The above acquisitions were accounted for using the purchase method.

The results of the above acquired subsidiaries as though the acquisition date was from January 1, 2005 will not materially affect the revenue and profit of the Group for the year ended December 31, 2005.

**34. Acquisitions and Disposals of Subsidiaries** *(continued)*

| | Date of disposal | Effective equity interest disposed % | Impact on Group's 2005 net profit $'000 | Impact on Group's 2004 net profit $'000 |
|---|---|---|---|---|
| **b. Disposals by:** | | | | |
| **Utilities** | | | | |
| SembCorp Energy (Kwinana) Pte Ltd | 18/03/2005 | 100 | 449 | 2,175 |

The effect of acquisitions and disposals of subsidiaries' net assets is set out in the consolidated statement of cash flows.

**35. Related Party Transactions**

**Identity of related parties**

For the purpose of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

In addition to the related party information disclosed elsewhere in the financial statements, the Group had the following significant transactions with related parties during the year on terms agreed between the parties as follows:

| | Group 2005 $'000 | Group 2004 $'000 |
|---|---|---|
| **Related Companies** | | |
| Sales | **788,566** | 660,223 |
| Purchases including rental | **29,645** | 23,086 |
| Management fees paid/payable | **–** | 3,686 |
| **Associates and Joint Ventures** | | |
| Sales | **15,645** | 17,752 |
| Purchases including rental | **352,571** | 190,998 |

**Compensation of key management personnel**

Directors of the Company, CEOs of our subsidiaries, namely SembCorp Marine Ltd, SembCorp Logistics Ltd, SembCorp Environmental Management Pte Ltd, SembCorp Engineers and Contractors Pte Ltd and Singapore Precision Industries Pte Ltd, the Executive Chairman of SembCorp Parks Holdings Ltd, and Group Chief Financial Officer are considered to be key management personnel in accordance with FRS 24 – Related Parties. These persons have the authority and responsibility for planning, directing and controlling the activities of the Group.

The key management personnel compensation are as follows:

| | Group 2005 $'000 | Group 2004 $'000 |
|---|---|---|
| Directors' remuneration | **6,320*** | 2,885 |
| Other key management personnel remuneration | **6,580** | 6,780 |
| | **12,900** | 9,665 |
| Fair value of Share-based compensation | **2,231** | 640 |

**35. Related Party Transactions** *(continued)*

**Compensation of key management personnel** *(continued)*

@ The increase in directors' remuneration is mainly due to payout made to Mr Wong Kok Siew (deceased on February 16, 2005), a former key executive and executive director of the Board, in accordance with his terms and conditions of employment. This payout was approved by the Executive Resource & Compensation Committee.

Remuneration includes salary (which includes employer CPF, allowances, fees and other emoluments) and bonus (which includes AWS, discretionary bonus, performance targets bonus, performance shares and restricted share released during the year).

In addition to the above, the Company provides medical benefits to all employees, which includes key management personnel.

The Group adopts an incentive compensation plan, which ties to the creation of Economic Value Added ("EVA"), as well as to attainment of individual performance goals for its key executives. A "bonus bank" is used to hold incentive compensation credited in any year. Typically, one-third of the available balance is paid out in cash each year, with the balance being carried forward to the following year. Such carried forward balances of the bonus bank may either be reduced or increased in future, based on the yearly EVA performance of the Group and its subsidiaries.

Fair value of share-based compensation relates to share options and performance share granted during the year. The amount charged is determined in accordance with FRS 102 Share-based Payment.

**Company**

a. The Company provided a corporate guarantee to a subsidiary, SembCorp Cogen Pte Ltd ("SembCogen") who on January 15, 1999, entered into a long-term contract ("End User Agreement") with a fellow subsidiary, SembCorp Gas Pte Ltd ("SembGas") to purchase natural gas over the period of 22 years.

   Under the End User Guarantee Agreement ("EUGA"), the Company and one of its subsidiaries, SembCorp Utilities Pte Ltd issued corporate guarantee in favour of SembGas for 70% and 30% respectively of SembCogen's obligations under the End User Agreement ("EUA Guarantee").

b. The Company has provided guarantees to banks to secure banking facilities provided to a wholly owned treasury vehicle of the Company, SembCorp Financial Services Pte Ltd, amounting to approximately $1,064 million (2004: $100 million). The Company has also provided guarantee to a bank to secure banking facilities provided to a former subsidiary amounting to approximately $3 million (2004: $4 million).

c. The Company has provided a lease guarantee to the landlord of a subsidiary, amounting to approximately $36 million (2004: $41 million), representing the expected rental payment for the remaining 16 years (2004: 17 years) under the tenancy agreement.

**36. Financial Instruments**

**a. Financial risk management objectives and policies**

The Group is subject to market risks including changes in interest rate, foreign currency, and commodity prices as well as credit risk. The Group has written risk management policies, which set out the Group's expectations and objectives in the management of risks. Processes are put in place to monitor its risk management activities on a regular and timely basis.

The Group monitors and hedges, where appropriate, its exposure to fluctuations in interest rates, foreign currency and commodity prices. Exposures to foreign currency risks are also hedged naturally where possible.

**b. Working Capital Management**

The Group manages its working capital requirements with the view to minimise cost and maintain a healthy level of liquidity having regard to the operating environment and expected cash flow of the Group. Working capital requirements are within the credit facilities established and are adequate and available to the Group to meet its obligations.

**36. Financial Instruments** *(continued)*

**c. Credit risks**

The Group monitors its exposure to credit risks arising from sales to trade customers on an on-going basis where credit evaluations are done on customers that require credit.

The Group only deals with pre-approved non-trade customers and financial institutions with good credit rating and imposes a cap on the amount to be transacted with any of these counterparties so as to reduce its concentration risks. To minimise the Group's counterparty's risk, the Group enters derivatives only with creditworthy financial institutions.

At balance sheet date, there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, in the balance sheets.

**d. Commodity risks**

The Group hedges against fluctuations in commodity prices which affect revenue and cost. Exposures are managed via swaps, options, contract for differences and forward contracts.

Contracts for differences are entered into with its counterparty at a strike price, with or without fixing the quantity upfront to hedge against adverse price movements on the sale of electricity. Naphtha swaps are entered into for fixed quantity to hedge revenue indexed to naphtha. Exposure to price fluctuations arising on the purchase of fuel is managed via fuel oil swaps where the price of fuel is indexed to a benchmark fuel price index, for example 180 CST fuel oil.

For precious metal commodities, like gold, hedges against fluctuations in metal price are by the use of forward contracts or options to purchase at an agreed price. The quantum of commitment is based on actual or forecasted requirements.

**e. Interest rate risks**

The Group's policy is to maintain an efficient and optimal interest cost structure using a mix of fixed and variable rate debts, and long and short-term borrowings. The Group enters into interest rate swaps to minimise its interest rate risk. In accordance with the Group's policy, the duration of such interest rate swaps do not exceed the tenor of the underlying debt.

**f. Foreign currency risks**

The Group operates globally and is exposed to foreign currency exchange rate movement primarily in US Dollars, Sterling Pounds, Euros, Australian Dollars, Chinese Renminbi on sales and purchases, assets and liabilities which arise from daily operations. Such risks are hedged either by forward foreign exchange contracts in respect of actual or forecasted currency exposures or hedged naturally by a matching sale, purchase or a matching asset, liability of the same currency and amount.

**g. Effective interest rates and repricing analysis**

In respect of interest-earning financial assets and interest-bearing financial liabilities, the following table indicates their effective interest rates at balance sheet date and the periods in which they are repriced.

| | Note | Effective interest rate % | Total $'000 | Within 1 year $'000 | 1 to 5 years $'000 | After 5 years $'000 |
|---|---|---|---|---|---|---|
| **Group** | | | | | | |
| **2005** | | | | | | |
| **Financial assets** | | | | | | |
| Lease receivables | 11 | 3.85 | 52,946 | 6,036 | 24,915 | 21,995 |
| Balances with related parties | | 2.28 | 39,221 | 38,756 | 465 | - |
| Trade receivables | | 4.05 | 10,250 | 10,250 | - | - |
| Other receivables | | 2.26 | 14,813 | 14,813 | - | - |
| Cash and cash equivalents | | 2.40 | 1,199,734 | 1,199,734 | - | - |
| | | | 1,316,964 | 1,269,589 | 25,380 | 21,995 |

**36. Financial Instruments** *(continued)*

**g. Effective interest rates and repricing analysis** *(continued)*

| | Note | Effective interest rate % | Total $'000 | Within 1 year $'000 | 1 to 5 years $'000 | After 5 years $'000 |
|---|---|---|---|---|---|---|
| **Group** | | | | | | |
| **2005** | | | | | | |
| **Financial liabilities** | | | | | | |
| Secured term loans: | | | | | | |
| – Floating rate loans | | 4.81 | (444,366) | (439,121) | (5,245) | – |
| – Effect of interest rate swaps | | 0.66 | – | 318,371 | (193,112) | (125,259) |
| | | | (444,366) | (120,750) | (198,357) | (125,259) |
| – Fixed rate loans | | 5.45 | (1,050) | (1,050) | – | – |
| Total secured term loans | | | (445,416) | (121,800) | (198,357) | (125,259) |
| Unsecured term loans: | | | | | | |
| – Floating rate loans | | 4.16 | (39,361) | (39,361) | – | – |
| – Fixed rate loans | | 3.16 | (217,500) | (4,000) | (213,500) | – |
| – Medium term notes | | 3.57 | (299,720) | – | (299,720) | – |
| Total unsecured term loans | 21 | | (556,581) | (43,361) | (513,220) | – |
| Convertible bond | 21 | 3.52 | (62,046) | (62,046) | – | – |
| Lease liabilities | 21 | 11.28 | (1,682) | (743) | (939) | – |
| Balances with related parties | | 4.08 | (22,220) | (13,555) | – | (8,665) |
| Bill payables | | 5.50 | (13,881) | (13,881) | – | – |
| | | | (1,101,826) | (255,386) | (712,516) | (133,924) |
| Total | | | 215,138 | 1,014,203 | (687,136) | (111,929) |

**36. Financial Instruments** *(continued)*

**g. Effective interest rates and repricing analysis** *(continued)*

| | Note | Effective interest rate % | Total $'000 | Within 1 year $'000 | 1 to 5 years $'000 | After 5 years $'000 |
|---|---|---|---|---|---|---|
| **Group** | | | | | | |
| **2004** | | | | | | |
| **Financial assets** | | | | | | |
| Debts securities - short-term | | 3.95 | 1,688 | 1,042 | 499 | 147 |
| Debts securities - long-term | | 6.10 | 87,735 | 7,735 | 80,000 | - |
| Lease receivables | | 4.25 | 58,751 | 6,066 | 25,056 | 27,629 |
| Balances with related parties | | 3.19 | 52,867 | 52,152 | - | 715 |
| Trade receivables | | 4.17 | 38,448 | 18,448 | 17,845 | 2,155 |
| Other receivables | | 2.95 | 15,515 | 8,516 | 6,999 | - |
| Cash and cash equivalents | | 1.30 | 1,991,074 | 1,991,074 | - | - |
| | | | 2,246,078 | 2,085,033 | 130,399 | 30,646 |
| **Financial liabilities** | | | | | | |
| Secured term loans: | | | | | | |
| - Floating rate loans | | 4.28 | (556,407) | (556,407) | - | - |
| - Effect of interest rate swaps | | 2.21 | - | 300,758 | (300,758) | - |
| | | | (556,407) | (255,649) | (300,758) | - |
| - Fixed rate loans | | 10.78 | (3,765) | (2,692) | (1,073) | - |
| Total secured term loans | | 21 | (560,172) | (258,341) | (301,831) | - |
| Unsecured term loans: | | | | | | |
| - Floating rate loans | | 1.92 | (534,226) | (534,226) | - | - |
| - Fixed rate loans | | 5.27 | (141,500) | (44,000) | (17,500) | (80,000) |
| - Medium term notes | | 3.97 | (549,645) | (250,000) | (299,645) | - |
| Total unsecured term loans | 21 | | (1,225,371) | (828,226) | (317,145) | (80,000) |
| Lease liabilities | 21 | 8.92 | (3,828) | (2,276) | (1,549) | (3) |
| Balances with related parties | | 2.25 | (88,805) | (39,696) | (39,069) | (10,040) |
| Bill payables | | 6.00 | (76) | (76) | - | - |
| | | | (1,878,252) | (1,128,615) | (659,594) | (90,043) |
| Total | | | 367,826 | 956,418 | (529,195) | (59,397) |

## 36. Financial Instruments *(continued)*

### g. Effective interest rates and repricing analysis *(continued)*

| | Effective interest rate % | Total $'000 | Within 1 year $'000 | 1 to 5 years $'000 | After 5 years $'000 |
|---|---|---|---|---|---|
| **Company** | | | | | |
| **2005** | | | | | |
| **Financial assets** | | | | | |
| Balances with related parties | 2.38 | 2,416 | 2,416 | – | – |
| Cash and cash equivalents | 2.74 | 10,503 | 10,503 | – | – |
| | | 12,919 | 12,919 | – | – |
| **Financial liabilities** | | | | | |
| Balances with related parties | 0.93 | (813,568) | (813,568) | – | – |
| Medium term notes | 4.13 | (150,000) | – | (150,000) | – |
| | | (963,568) | (813,568) | (150,000) | – |
| Total | | (950,649) | (800,649) | (150,000) | – |

| | Effective interest rate % | Total $'000 | Within 1 year $'000 | 1 to 5 years $'000 | After 5 years $'000 |
|---|---|---|---|---|---|
| **Company** | | | | | |
| **2004** | | | | | |
| **Financial assets** | | | | | |
| Balances with related parties | 3.78 | 57,470 | 57,470 | – | – |
| Cash and cash equivalents | 0.81 | 23,242 | 23,242 | – | – |
| | | 80,712 | 80,712 | – | – |
| **Financial liabilities** | | | | | |
| Balances with related parties | 0.59 | (916,221) | (916,221) | – | – |
| Medium term notes | 4.33 | (400,000) | (250,000) | (150,000) | – |
| | | (1,316,221) | (1,166,221) | (150,000) | – |
| Total | | (1,235,509) | (1,085,509) | (150,000) | – |

### h. Sensitivity analysis

In managing its interest rate and currency risks, the Group aims to reduce the impact of short-term fluctuations on the Group's earnings. Over the longer term, however, any prolonged adverse changes in foreign exchange and interest rates would have an impact on consolidated earnings.

It is estimated that a one percentage point increase/decrease in interest rate would increase/decrease the Group's profit before tax by approximately $4,541,000 (2004: $8,133,000). In computing the effect of changes in interest rates, the effect of interest rate swaps has been considered. In addition, in 2004, the interim dividend payable as disclosed in note 27(a) has been considered.

**36. Financial Instruments** *(continued)*

**i. Estimating fair values**

***Securities***

Fair value is based on quoted market prices at the balance sheet date without any deduction for transaction costs.

***Derivatives***

Forward exchange contracts are either marked to market using listed market prices or by discounting the contractual forward price and deducting the current spot rate. For interest rate swaps, broker quotes are used. Those quotes are back tested using pricing models or discounted cash flow techniques.

Where discounted cash flow techniques are used, estimated future cash flows are based on management's best estimates and the discount rate is a market related rate for a similar instrument at the balance sheet date. Where other pricing models are used, inputs are based on market related data at the balance sheet date.

***Interest-bearing loans and borrowings***

Fair value is calculated based on discounted expected future principal and interest cash flows.

***Finance lease liabilities***

The fair value of finance lease liabilities is estimated as the present value of future cash flows, discounted at market interest rates for homogeneous lease agreements. The estimated fair values reflect change in interest rates.

***Other financial assets and liabilities***

The notional amounts of financial assets and liabilities with a maturity of less than one year (including trade and other receivables, cash and cash equivalents, and trade and other payables) are assumed to approximate their fair values. All other financial assets and liabilities are discounted to determine their fair values.

*i. Recognised financial instruments*

The aggregate net fair values of financial assets and liabilities which do not approximate the carrying value in the balance sheet as at December 31 are represented in the following table:

| | **2005 Carrying amount $'000** | **2005 Fair value $'000** | 2004 Carrying amount $'000 | 2004 Fair value $'000 |
|---|---|---|---|---|
| **Group** | | | | |
| **Financial Assets** | | | | |
| Quoted equity shares | **77,172** | **77,172** | 32,734 | 60,197 |
| **Financial Liabilities** | | | | |
| Medium term notes | **(299,720)** | **(302,124)** | (549,645) | (564,580) |
| Total | **(222,548)** | **(224,952)** | (516,911) | (504,383) |
| Unrecognised (loss)/gain | | **(2,404)** | | 12,528 |
| **Company** | | | | |
| **Financial Liabilities** | | | | |
| Medium term notes | **(150,000)** | **(152,404)** | (400,000) | (414,935) |
| Unrecognised loss | | **(2,404)** | | (14,935) |

**36. Financial Instruments** *(continued)*

**i. Estimating fair values** *(continued)*

***ii. Unrecognised financial instruments***

As discussed under Note 38(b), the fair value of the call and put option associated with the Kristiansand investment could not be reasonably ascertained.

***iii. Notional Amount***

The notional amount of financial instruments as at December 31, are:

| | 2005 Notional amount $'000 | 2004 Notional amount $'000 |
|---|---|---|
| **Group** | | |
| Foreign exchange contracts | | |
| - Bought contracts | **1,074,924** | 164,910 |
| - Sold contracts | **510,115** | 298,691 |
| Foreign exchange swap agreements | **402,531** | 27,867 |
| Interest rate swap agreements | **698,845** | 450,063 |
| Fuel oil swap agreements | **168,434** | 37,882 |
| Foreign currency options | **-** | 8,253 |
| | **2,854,849** | 987,666 |

The notional quantity of power hedges with option to buyback at spot purchase price is 972,000 mwh (megawatts hours).

The maturity of the financial instruments are disclosed in Note 9 and Note 23.

**37. Contingent Liabilities (Unsecured)**

| | Group 2005 $'000 | Group 2004 $'000 |
|---|---|---|
| Guarantees given to banks to secure banking facilities provided to: | | |
| - Associates and joint ventures | **69,640** | 13,695 |
| - Others | **164,241** | 8,290 |
| Performance guarantees granted on behalf of associates and joint ventures | **205,363** | 231,880 |

In addition, at December 31, 2005, the Group had the following significant contingent liability:

**Solitaire**

The provision for net exposure arising from legal claims as disclosed in Note 19 amounting to $565 million (2004: $565 million) relates to the provision for Solitaire arbitration.

In November 1993, Sembawang Corporation Limited ("Sembawang") was awarded a $230 million contract by Allseas, owners of the vessel Solitaire ("the Owners") for the conversion of a bulk carrier into a dynamically positioned pipe lay vessel. The Owners terminated the contract on October 24, 1995 before works were fully completed.

In 2005, based on continuous evaluation of the Owner's claims in the course of the Solitaire arbitration and on the advice of Sembawang's London solicitors, the Board deems it adequate to maintain the current provisions.

The hearing on the Owner's claims were completed in 2005. The Tribunal is expected to make an award on the Principal sums in 2006.

### 38. Commitments

| | Group | |
|---|---|---|
| | 2005 | 2004 |
| | $'000 | $'000 |
| Commitments not provided for in the financial statements are as follows: | | |
| Capital expenditure for: | | |
| Commitments in respect of contracts placed | **125,177** | 191,876 |
| Amounts approved by directors but not contracted | **171,184** | 24,650 |
| Uncalled capital and commitments to subscribe for additional shares in investments | **68,453** | 16,020 |
| | **364,815** | 232,546 |

At the balance sheet date, commitments in respect of payments for non-cancellable operating leases with a term of more than one year are as follows:

| | Group | | Company | |
|---|---|---|---|---|
| | 2005 | 2004 | 2005 | 2004 |
| | $'000 | $'000 | $'000 | $'000 |
| Lease payments due: | | | | |
| Within 1 year | **64,066** | 58,366 | **882** | 860 |
| Between 1 and 5 years | **152,439** | 171,504 | **246** | 235 |
| After 5 years | **113,443** | 156,026 | **-** | - |
| | **329,948** | 385,896 | **1,128** | 1,095 |

a. A subsidiary, SembCorp Gas Pte Ltd ("SembGas") entered into a long-term Gas Sales Agreement ("GSA") with Perusahaan Pertambangan Minyak Dan Gas Bumi Negara ("Pertamina") to purchase a total estimate of 2.6 TCF (Trilian Cubic Feet) of natural gas over a period of 22 years from the commencement of the contract.

   SembGas has also entered into End User Agreements with Tuas Power Ltd, SembCogen, Esso Singapore Pte Ltd, Ellba Eastern Pte Ltd and Shell Eastern Petroleum Pte Ltd to on-sell a total of 340 mmscfd (million standard cubic feet per day). The End User Agreements contain provisions, which specifically deal with, inter alia, SembGas's liability for shortfalls in deliveries of gas and relief from such liability in certain circumstances.

b. A subsidiary, Sembawang Shipyard (S) Pte Ltd ("SSSPL") granted an option to the minority shareholders (the "Minority Shareholder") of Kristiansand Drilling Pte Ltd ("Kristiansand") (the "Call Option") to acquire all (but not some only) the shares of Kristiansand (the "Call Option Shares") held by SSSPL.

   The Call Option shall be exercisable at any time during the period commencing from the effective date as described in Shareholders' Agreement to the date falling 18 months after date of delivery of a jack-up rig which is owned by Kristiansand.

   The exercise price of the Call Option shall be a sum equivalent to SSSPL's actual paid in capital to Kristiansand plus financing costs of LIBOR + 1.5% per annum for the period from Effective Date to date of transfer of the Call Option Shares plus premium of 0% to 12% depending on the time the Minority Shareholder exercises the Call Option.

   The Minority Shareholder of Kristiansand has also been granted an option (the "Put Option") to require SSSPL to acquire the Shares of Kristiansand (the "Put Option Shares") held by them.

   The Put Option shall be exercisable at any time during the period commencing from the Effective Date as described in Shareholders' Agreement to the date falling 9 months after the date of delivery of the rig.

   The exercise price for Put Option Shares shall be a sum equivalent to 90% of the Minority Shareholders' actual paid in capital on the date of transfer of Put Option Shares.

   The future price of the rig is dependent on oil prices, demand and supply of rigs, rig utilisation and charter rates, which could not be reasonably estimated. As such, the fair value of Kristiansand could also not be reasonably determined. Accordingly, the fair value of the call and put option associated with the Kristiansand investment could not be reasonably ascertained.

**39. Segment Reporting**

Segment information is presented in respect of the Group's business and geographical segments. The primary format, business segments, is based on the Group's management and internal reporting structure.

Inter-segment pricing is determined on mutually agreed terms.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

**i. Business Segments**

The Group comprises the following main business segments:

Utilities segment offer a range of fully integrated industrial site service, including power, gas, centralised utilities to clusters of chemical multinational corporations in Singapore and United Kingdom. It also invests in, manages and operates cogeneration plants in Singapore and in the region. It is also involved in engineering, construction and fabrication of offshore platforms, modules and floating production systems for oil and gas companies.

Marine Engineering segment focuses on repair, building and conversion of ships, rig construction and offshore engineering.

Logistics segment provides one-stop logistics management services, parts and components management, automated warehouse operations, preservation and packaging technologies and hazardous goods management.

Environmental Engineering segment provides integrated waste management services in the Asia Pacific region.

Engineering and Construction segment is engaged in turnkey construction, design consultancy, infrastructure development and project management.

Others segment comprises businesses relating to internet services provider, minting, hotels, properties, resorts and industrial parks.

**ii. Geographical Segments**

The Group operates in three principal geographical areas, Singapore, Europe and Rest of Asia. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

**39. Segment Reporting** *(continued)*

**a. Business Segments**

| | Utilities $'000 | Marine Engineering $'000 | Logistics $'000 | Environmental Engineering $'000 | Engineering and Construction $'000 | Others $'000 | Corporate $'000 | Eliminations $'000 | Consolidated $'000 |
|---|---|---|---|---|---|---|---|---|---|
| **2005** | | | | | | | | | |
| **Revenue and expenses** | | | | | | | | | |
| Total revenue from external customers | 3,261,939 | 2,102,173 | 542,149 | 216,592 | 1,096,465 | 185,250 | 4,649 | - | 7,409,217 |
| Inter-segment revenue | 18,600 | 17,106 | 305 | 2,101 | 40 | 3,846 | 17,066 | (59,064) | - |
| Total revenue | 3,280,539 | 2,119,279 | 542,454 | 218,693 | 1,096,505 | 189,096 | 21,715 | (59,064) | 7,409,217 |
| Segment results | 223,027 | 127,057 | 52,755 | (2,064) | 354 | 41,719 | 5,570 | - | 448,418 |
| Interest income | 7,209 | 15,614 | 8,538 | 139 | 1,095 | 7,196 | 20,385 | (25,388) | 34,788 |
| Finance costs | (41,523) | (4,785) | (2,299) | (1,026) | (742) | (437) | (28,437) | 25,388 | (53,861) |
| | 188,713 | 137,886 | 58,994 | (2,951) | 707 | 48,478 | (2,482) | - | 429,345 |
| Share of results of associates | 713 | 15,999 | 14,343 | 8,253 | 1,313 | 4,668 | - | - | 45,289 |
| Share of results of joint ventures | 18,783 | 1,011 | 9,680 | - | - | 3,548 | - | - | 33,022 |
| | 208,209 | 154,896 | 83,017 | 5,302 | 2,020 | 56,694 | (2,482) | - | 507,656 |
| Taxation | (38,387) | (31,437) | (12,643) | (245) | (1,176) | (1,445) | (7,097) | - | (92,430) |
| Minority interests | (13,765) | (49,118) | (33,011) | (360) | (122) | (15,555) | - | - | (111,931) |
| Net profit/(loss) for the year | 156,057 | 74,341 | 37,363 | 4,697 | 722 | 39,694 | (9,579) | - | 303,295 |
| Comprising: | | | | | | | | | |
| Net profit/(loss) before exceptional items | 147,194 | 73,272 | 32,686 | 4,697 | 722 | 21,847 | (1,943) | - | 278,475 |
| Exceptional items | 8,863 | 1,069 | 4,677 | - | - | 17,847 | (7,636) | - | 24,820 |
| | 156,057 | 74,341 | 37,363 | 4,697 | 722 | 39,694 | (9,579) | - | 303,295 |

**39. Segment Reporting** *(continued)*

**a. Business Segments** *(continued)*

| | Utilities $'000 | Marine Engineering $'000 | Logistics $'000 | Environmental Engineering $'000 | Engineering and Construction $'000 | Others $'000 | Corporate $'000 | Eliminations $'000 | Consolidated $'000 |
|---|---|---|---|---|---|---|---|---|---|
| **2005** | | | | | | | | | |
| **Assets and Liabilities** | | | | | | | | | |
| Segment assets | 2,471,606 | 2,212,686 | 611,705 | 158,853 | 508,994 | 876,633 | 526,950 | (922,148) | 6,445,279 |
| Investment in associates | – | 104,688 | 75,754 | 56,270 | 2,332 | 55,711 | – | – | 294,755 |
| Investment in joint ventures | 148,981 | 18,957 | 67,575 | – | – | 196,198 | – | – | 431,711 |
| Tax assets | 26,400 | 1,368 | 10,526 | 4,104 | 14,610 | 1,076 | 89,362 | – | 147,446 |
| **Total assets** | 2,646,987 | 2,337,699 | 765,560 | 219,227 | 525,936 | 1,129,618 | 616,312 | (922,148) | 7,319,191 |
| Segment liabilities | 1,665,103 | 1,107,591 | 272,717 | 58,282 | 461,733 | 237,218 | 1,269,258 | (922,148) | 4,149,754 |
| Tax liabilities | 149,663 | 101,687 | 12,677 | 3,909 | 7,515 | 14,080 | 35,247 | – | 324,778 |
| **Total liabilities** | 1,814,766 | 1,209,278 | 285,394 | 62,191 | 469,248 | 251,298 | 1,304,505 | (922,148) | 4,474,532 |
| **Capital expenditure** | 160,629 | 139,586 | 19,053 | 6,363 | 8,123 | 36,617 | 831 | – | 371,202 |
| **Significant non-cash items** | | | | | | | | | |
| Depreciation and amortisation | 89,943 | 39,516 | 12,738 | 8,756 | 9,785 | 15,196 | 8,445 | – | 184,379 |
| Other non-cash items (including provisions, loss on disposals and exchange differences) | 14,249 | 13,136 | 8,061 | 5,347 | 21,420 | 4,535 | 3,473 | – | 70,221 |

**39. Segment Reporting** *(continued)*

**a. Business Segments** *(continued)*

| | Utilities $'000 | Marine Engineering $'000 | Logistics $'000 | Environmental Engineering $'000 | Engineering and Construction $'000 | Others $'000 | Corporate $'000 | Eliminations $'000 | Consolidated $'000 |
|---|---|---|---|---|---|---|---|---|---|
| **2004** | | | | | | | | | |
| **Revenue and expenses** | | | | | | | | | |
| Total revenue from external customers | 2,908,691 | 1,350,939 | 500,578 | 200,225 | 822,791 | 152,768 | 7,970 | - | 5,943,962 |
| Inter-segment revenue | 18,866 | 11,825 | 147 | 2,271 | 1,415 | 1,582 | 16,892 | (52,998) | - |
| Total revenue | 2,927,557 | 1,362,764 | 500,725 | 202,496 | 824,206 | 154,350 | 24,862 | (52,998) | 5,943,962 |
| Segment results | 204,511 | 90,323 | 1,118,195 | 7,252 | 3,387 | 15,476 | (533,219) | - | 905,925 |
| Interest income | 4,314 | 11,646 | 6,211 | 103 | 472 | 1,410 | 16,248 | (16,739) | 23,665 |
| Finance costs | (48,061) | (2,724) | (7,017) | (307) | (638) | (4,049) | (28,950) | 16,739 | (75,007) |
| | 160,764 | 99,245 | 1,117,389 | 7,048 | 3,221 | 12,837 | (545,921) | - | 854,583 |
| Share of results of associates | 6,392 | 10,556 | 68,273 | 8,833 | 46 | 7,475 | - | - | 101,575 |
| Share of results of joint ventures | 11,211 | 1,070 | 4,974 | - | - | 8,113 | - | - | 25,368 |
| | 178,367 | 110,871 | 1,190,636 | 15,881 | 3,267 | 28,425 | (545,921) | - | 981,526 |
| Taxation | (40,048) | (13,213) | (11,895) | (949) | (2,197) | (2,666) | 6,337 | - | (64,631) |
| Minority interests | (13,579) | (37,424) | (466,600) | (636) | (693) | (6,556) | 81 | - | (525,407) |
| Net profit /(loss) for the year | 124,740 | 60,234 | 712,141 | 14,296 | 377 | 19,203 | (539,503) | - | 391,488 |
| Comprising: | | | | | | | | | |
| Net profit/(loss) before exceptional items | 108,416 | 60,234 | 63,319 | 14,296 | 377 | 19,203 | (38,172) | - | 227,673 |
| Exceptional items | 16,324 | - | 648,822 | - | - | - | (501,331) | - | 163,815 |
| | 124,740 | 60,234 | 712,141 | 14,296 | 377 | 19,203 | (539,503) | - | 391,488 |

**39. Segment Reporting** *(continued)*

**a. Business Segments** *(continued)*

| | Utilities $'000 | Marine Engineering $'000 | Logistics $'000 | Environmental Engineering $'000 | Engineering and Construction $'000 | Others $'000 | Corporate $'000 | Eliminations $'000 | Consolidated $'000 |
|---|---|---|---|---|---|---|---|---|---|
| **2004** | | | | | | | | | |
| **Assets and Liabilities** | | | | | | | | | |
| Segment assets | 2,357,891 | 1,835,813 | 1,721,986 | 161,024 | 546,440 | 868,659 | 1,110,750 | (1,387,612) | 7,214,951 |
| Investment in associates | 24,368 | 47,386 | 76,839 | 65,624 | 5,708 | 66,729 | 2,992 | – | 289,646 |
| Investment in joint ventures | 138,646 | 9,471 | 56,191 | – | – | 84,718 | 98,971 | – | 387,997 |
| Tax assets | 20,188 | 1,588 | 10,020 | 3,562 | 14,044 | 1,509 | 74,710 | – | 125,621 |
| Total assets | 2,541,093 | 1,894,258 | 1,865,036 | 230,210 | 566,192 | 1,021,615 | 1,287,423 | (1,387,612) | 8,018,215 |
| Segment liabilities | 1,747,354 | 795,720 | 1,097,588 | 65,206 | 497,800 | 653,841 | 1,506,577 | (1,387,612) | 4,976,474 |
| Tax liabilities | 99,248 | 70,851 | 11,952 | 5,046 | 8,795 | 9,746 | 34,526 | – | 240,164 |
| Total liabilities | 1,846,602 | 866,571 | 1,109,540 | 70,252 | 506,595 | 663,587 | 1,541,103 | (1,387,612) | 5,216,638 |
| Capital expenditure | 85,002 | 88,805 | 23,120 | 17,266 | 4,492 | 20,500 | 1,686 | – | 240,871 |
| **Significant non-cash items** | | | | | | | | | |
| Depreciation and amortisation | 84,736 | 39,023 | 13,881 | 8,148 | 11,599 | 15,610 | 9,192 | – | 182,189 |
| Other non-cash items (including provisions, loss on disposals and exchange differences) | 29,303 | 21,064 | 12,726 | 298 | 15,912 | 2,750 | 444,486 | – | 526,539 |

**b. Geographical Segments**

| | Singapore $'000 | Rest of Asia $'000 | Europe $'000 | Others $'000 | Consolidated $'000 |
|---|---|---|---|---|---|
| **2005** | | | | | |
| Revenue from external customers | 3,450,446 | 1,498,555 | 2,053,017 | 407,199 | 7,409,217 |
| Segment assets | 4,858,142 | 683,401 | 705,263 | 198,473 | 6,445,279 |
| Capital expenditure | 219,651 | 75,528 | 69,451 | 6,572 | 371,202 |
| **2004** | | | | | |
| Revenue from external customers | 3,117,024 | 955,163 | 1,357,773 | 514,002 | 5,943,962 |
| Segment assets | 5,725,314 | 724,853 | 586,912 | 177,872 | 7,214,951 |
| Capital expenditure | 135,452 | 51,652 | 51,669 | 2,098 | 240,871 |

**40. Subsequent Events**

a. On January 12, 2006, a subsidiary, SembCorp Marine Ltd announced that the company has signed an agreement to increase the registered capital of its associated company, Cosco Shipyard Group Co. Ltd (CSG) by RMB 750 million or approximately S$45.4 million. This capital injection into the registered capital of CSG shall be made in three instalments over a two-year period starting 2006 to 2007. The increase is subject to the People's Republic of China's regulatory approval.

**40. Subsequent Events** *(continued)*

b. On January 26, 2006, the Company announced that a subsidiary, SembCorp Utilities Pte Ltd (SembUtilities) has been short listed and ranked first of two short listed bidders for the privatization of an independent Water and Power Plant in Fujairah, UAE by the Abu Dhabi Water and Electricity Authority (ADWEA). ADWEA will own 60% of the project and if successful in its bid, SembUtilities will own 40% of the project and will be responsible for plant operation and maintenance as well as management of the project company. Final decision on the bid outcome is expected to be taken by ADWEA's executive council in the first quarter of 2006.

**41. Significant Accounting Estimates and Judgment**

Estimates, assumptions concerning the future and judgments are made in the preparation of the financial statements. They affect the application of the Group's accounting policies, reported amounts of assets, liabilities, income and expenses, and disclosure made. They are assessed on an on-going basis and are based on experience and relevant factors, including expectations of future events that are believed to be reasonable under the circumstances.

Key sources of estimation uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

a. **Impairment of goodwill**

The Group determined whether goodwill is impaired at least on an annual basis. This requires an estimation of the value in use of the cash-generating units to which the goodwill is allocated. Estimating the value in use requires the Group to make an estimate of the expected future cash flows from the cash-generating unit and also to choose a suitable discount rate in order to calculate the present value of those cash flows. Information about the assumptions and their risk factors relating to goodwill impairment are disclosed in Note 12.

b. **Income taxes**

The Group is subject to income taxes in numerous jurisdictions. Significant judgment is involved in determining the group-wide provision for income taxes. There are certain transactions and computation for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for expected tax issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income taxes and deferred tax provisions in the period in which such determination is made.

c. **Pension assumptions**

The Group has decided on certain principal actuarial assumptions, as detailed in Note 20, in estimating its pension liability as at the balance sheet date. If there were adverse changes to these actuarial assumptions, then the Group's unrecognised actuarial losses would increase with the risk that they would fall outside the corridor and would need to be recognised in the profit and loss account.

d. **Net exposure arising from legal claims**

The Group has made a provision for its exposure to the ongoing litigation in relation to Solitaire arbitration. The provision is determined based on a continuous evaluation of the Owner's claims and on the advice of London's solicitors. The Board deems the provision to be adequate. The details of the provision and litigation are as disclosed in Note 19 and 37 to the financial statements.

Critical accounting judgments in applying the Group accounting policies

**Revenue recognition policy**

The Group recognised revenue on construction contract, ship and rig repair, building and conversion based on the percentage of completion method in proportion to the stage of completion. The percentage of completion is assessed by reference to surveys of work performed or performed or by reference to the percentage of costs incurred to-date to the estimated total costs for each contract, with due consideration made to include only those costs that reflect works performed. Significant judgment is required in determining the appropriate stage of completion and estimating a reasonable contribution margin for revenue and costs recognition.

**42. Comparative Information**

Certain comparatives in the financial statements have been changed from the previous year due to the changes in accounting policies as described in Note 33 and to be consistent with current year presentation.

**43. Subsidiaries**

Details of subsidiaries are as follows:

| | Name | Country of Incorporation | Percentage of equity held 2005 % | 2004 % | Principal activities | Cost of investment 2005 $'000 | 2004 $'000 |
|---|---|---|---|---|---|---|---|
| | **Held by the Company:** | | | | | | |
| | Sembawang Corporation Limited | Singapore | **100** | 100 | Intermediate holding company and provision of management services | **142,057** | 142,057 |
| | SembCorp Engineers and Constructors Pte Ltd | Singapore | **100** | 100 | Engineering and building contractors | **177,080** | 177,080 |
| | SembCorp Environmental Management Pte. Ltd. | Singapore | **100** | 100 | Provision of integrated waste management & environmental services and investment holding | **200,132** | 200,132 |
| | SembCorp Financial Services Pte Ltd | Singapore | **100** | 100 | Provision of treasury activities for the Group | **3,000** | 3,000 |
| | SembCorp Logistics Ltd | Singapore | **60.03** | 60.45 | Investment holding and provision of integrated logistics and supply chain management services | **838,037** | 989,116 |
| ^ | SembCorp Marine Ltd | Singapore | **62.07** | 63.06 | Provision of management services and investment holding | **705,432** | 705,432 |
| ^^ | SembCorp Parks Holdings Ltd | Singapore | **100** | 100 | Investment holding | **43,831** | 34,831 |
| | SembCorp Parks Management Pte Ltd | Singapore | **56+** | 56+ | Provision of technical and marketing services to industrial parks | **612** | 612 |
| | SembCorp Utilities Pte Ltd | Singapore | **100** | 100 | Production of polymer grade propylene and investment holding | **366,981** | 366,981 |
| | Singapore Technologies Industrial Corporation Ltd | Singapore | **– @** | 100 | Intermediate holding company and provision of management services | **– @** | 252,443 |
| | | | | | | 2,477,162 | 2,871,684 |

\+ The shareholdings of these companies are held jointly with other subsidiaries

^ The consolidated financial statements of SembCorp Marine Ltd, a company listed on Singapore Exchange, are audited by Ernst & Young, Singapore

^^ The consolidated financial statements of SembCorp Parks Holdings Ltd are audited by Ernst & Young, Singapore

@ Transferred to SembCorp Parks Holdings Ltd

**43. Subsidiaries** *(continued)*

The details of subsidiaries held by the Group are as follows:

| | Name | Country of incorporation | Effective Percentage of equity held 2005 % | 2004 % | Principal activities |
|---|---|---|---|---|---|
| | **Utilities** | | | | |
| * | CSE Holding Pte Ltd | Mauritius | **100** | - | Investment in China |
| ** | Harvest Land Services. Co. Ltd. | Thailand | **49 @@@** | 49 @@@ | Inactive |
| * | Nanjing SembCorp Suiwu Co. Ltd. | People's Republic of China | **75** | 75 | To provide integrated waste water treatment services |
| ** | NCIP SembCorp Water Co. Ltd. | People's Republic of China | **70** | - | Build, own and operate a Greenfield water treatment plant |
| @ | PT Pace Dharmala Airtech | Indonesia | **60** | 60 | Inactive |
| ** | PT SMOE Indonesia | Indonesia | **90** | 90 | Engineering, construction and fabrication of offshore structures |
| * | Qianan SembCorp Cogeneration Company Limited | People's Republic of China | **65** | 65 | Owning and operating a cogeneration plant in Qianan, China |
| | SCE Pte Ltd | Singapore | **51** | - | Mixed Construction Activities |
| * | SCU Mauritius Pte Ltd | Mauritius | **100** | - | Investments in China, Middle East and India |
| * | Sembawang Alsuwaiket Arabia Ltd | Saudi Arabia | **60** | 60 | Inactive |
| | Sembawang Engineering (China) Pte Ltd | Singapore | **100** | 100 | Engineering, construction and fabrication of offshore marine structures |
| | Sembawang Engineering Investments Pte Ltd | Singapore | **100** | 100 | Inactive |

**43. Subsidiaries** *(continued)*

The details of subsidiaries held by the Group are as follows:

| | Name | Country of incorporation | Effective Percentage of equity held 2005 % | 2004 % | Principal activities |
|---|---|---|---|---|---|
| | **Utilities** *(continued)* | | | | |
| | SembCorp Air Products (Hyco) Pte Ltd | Singapore | **60** | 60 | Manufacture, purchase, storage, process and sale of industrial chemical and speciality gases |
| | SembCorp Cogen Pte Ltd | Singapore | **100** | 100 | Building, owning and operating a cogeneration plant on Jurong Island to produce electricity and process steam |
| | SembCorp Energy (Kwinana) Pte Ltd | Singapore | **-** | 100 | Manufacturing, supplying and trading of electricity and other form of energy and power and their related products and developing power supply resources |
| | SembCorp Energy (Qianan) Pte Ltd | Singapore | **100** | 100 | Inactive |
| | SembCorp Energy (Tuas) Pte Ltd | Singapore | **100** | 100 | Inactive |
| | SembCorp Energy Pte Ltd | Singapore | **100** | 100 | Investment, development and operations of power plant |
| | SembCorp Gas Pte Ltd | Singapore | **70** | 70 | Importation and retailing of natural gas and related products |
| | SembCorp Power Pte Ltd | Singapore | **100** | 100 | Sale, marketing and distribution of electricity |
| | SembCorp Systems Pte Ltd | Singapore | **100** | 100 | Under members' voluntary liquidation |
| ** | SembCorp Utilities (UK) Limited (formerly known as SembCorp Utilities Teesside Limited) | United Kingdom | **100** | 100 | General commercial activities, including the provision of utilities and services |
| | SembCorp Utilities Investment Management (Shanghai) Ltd | People's Republic of China | **100** | 100 | Provision of relevant technical, development and management support; as well as consultancy services in financial, human resource, operations and investment management to SembCorp Utilities' other enterprise in China |

**43. Subsidiaries** *(continued)*

The details of subsidiaries held by the Group are as follows:

| | Name | Country of incorporation | Effective Percentage of equity held 2005 % | 2004 % | Principal activities |
|---|---|---|---|---|---|
| | **Utilities** *(continued)* | | | | |
| ** | SembCorp Utilities Teesside Pension Trustees Ltd | United Kingdom | **100** | 100 | To undertake and carry on the office and duty of trustee of any pension fund or scheme |
| | SembCorp Water Pte Ltd | Singapore | **100** | 100 | Inactive |
| * | Sempec Pakistan (Private) Ltd | Pakistan | **75** | 75 | Inactive |
| * | Sempec Philippines, Inc. | Philippines | **40 @@@** | 40 @@@ | Engineering, procurement, construction and management of turnkey projects |
| | SMOE Singapore Pte. Ltd. | Singapore | **100** | 100 | Procurement and sale of materials for marine offshore engineering companies |
| | SMOE Indonesia Pte Ltd. | Singapore | **100** | 100 | Investment holding |
| | SMOE International Pte Ltd | Singapore | **100** | 100 | Engineering, procurement and construction of offshore marine structures |
| | SMOE Pte Ltd | Singapore | **100** | 100 | Engineering, construction and fabrication of offshore marine structures |
| | SUT Sakra Pte Ltd | Singapore | **100** | 100 | Supply of utilities and storage for petroleum products and chemicals |
| | SUT Seraya Pte Ltd | Singapore | **100** | 100 | Building, owning and operating a utility centre on Jurong Island to supply central utility services to chemical / petrochemical companies |
| ** | Wilton Energy Limited | United Kingdom | **100** | 100 | Inactive |
| ** | Zhangjiagang Free Trade Zone SembCorp Water Co Ltd | People's Republic of China | **80** | - | Wastewater treatment service |

**43. Subsidiaries** *(continued)*

The details of subsidiaries held by the Group are as follows:

| | Name | Country of incorporation | Effective Percentage of equity held 2005 % | 2004 % | Principal activities |
|---|---|---|---|---|---|
| | **Marine Engineering** | | | | |
| ^ | Aswell (F.E.) Pte Ltd | Singapore | **34.14** | 34.68 | Dealers in blasting and painting equipment, accessories and consumable materials |
| ^ | Baker Marine Pte Ltd | Singapore | **52.76** | 53.60 | Rig enhancement and upgrading services, engineering consultancy and project management, and supply of rig equipment and parts |
| ** | Baker Marine Services (HK) Ltd | Hong Kong | **52.76** | 53.60 | Provision of rig designs |
| @ | Baker Marine Technology Inc. | United States | **52.76** | 53.60 | Engineering design, research and development, marketing and client services support centre |
| ^ | Bulk Trade Pte Ltd | Singapore | **62.07** | 63.06 | Bulk trading |
| ^ | Chut Kee LLC | United States of America | **52.76** | – | Investment holding |
| ^ | Dolphin Shipping Company Private Limited | Singapore | **62.07** | 63.06 | Ship owning and charter |
| ^ | JPL Concrete Products Pte Ltd | Singapore | **33.39** | 33.92 | Production of concrete products |
| ^ | JPL Corporation Pte Ltd | Singapore | **43.45** | 44.14 | Investment holding |
| ^ | JPL Industries Pte Ltd | Singapore | **33.39** | 33.92 | Processing and distribution of copper slag |
| ^ | JPL Services Pte Ltd | Singapore | **43.45** | 44.14 | Equipment rental services and trading in copper slag |
| ^ | Jurong Brazil-Singapore Pte Ltd | Singapore | **62.07** | 63.06 | Investment holding |
| ^ | Jurong Clavon Pte Ltd | Singapore | **34.14** | 34.68 | Engineering works |
| ^ | Jurong Integrated Services Pte Ltd | Singapore | **62.07** | 63.06 | Steel fabrication work |
| ^ | Jurong Machinery and Automation Pte Ltd | Singapore | **62.07** | 63.06 | Marine and general electronic and electrical works |
| ^ | Jurong Marine Contractors Private Limited | Singapore | **62.07** | 63.06 | Provision of contract services |
| ** | Jurong Marine Services Pte Ltd | Singapore | **61.05+** | 61.76+ | Provision of tugging and sea transportation services |
| ^ | Jurong Shipbuilders Private Limited | Singapore | **62.07** | 63.06 | Investment holding |

**43. Subsidiaries** *(continued)*

The details of subsidiaries held by the Group are as follows:

| | Name | Country of incorporation | Effective Percentage of equity held 2005 % | 2004 % | Principal activities |
|---|---|---|---|---|---|
| | **Marine Engineering** *(continued)* | | | | |
| ^ | Jurong Shipping Company Beta Pte Ltd | Singapore | **62.07** | 63.06 | Inactive |
| ^ | Jurong Shipping Company Gamma Pte Ltd | Singapore | **62.07** | 63.06 | Struck off from register |
| ^ | Jurong Shipping Company Private Limited | Singapore | **62.07** | 63.06 | Inactive |
| ^ | Jurong Shipyard Pte Ltd | Singapore | **62.07** | 63.06 | Ship and rig repair, building, conversion and related services |
| ^ | Jurong SML Pte Ltd | Singapore | **62.07** | 63.06 | Shipbuilding, ship repairing and related services |
| ^ | Karimun Shiprepair and Engineering Pte Ltd | Singapore | **62.07** | 63.06 | Investment holding |
| ^ | Kristiansand Drilling Pte Ltd | Singapore | **50.79** | 51.60 | Rig owning & charter |
| ^ | PPL Shipyard Pte Ltd | Singapore | **52.76** | 53.60 | Rig building, repair and related services |
| ** | PT Karimun Sembawang Shipyard | Indonesia | **62.07** | 63.06 | Ship repair and related services |
| @ | Sabine-PPL Industries Inc (formerly known as Sabine Shipyard Inc) | United States of America | **52.76** | – | Investment holding |
| ^ | Sabine Offshore Services Inc | United States of America | **52.76** | – | Dormant |
| ^ | Sabine – PPL Shipyard Inc (formerly known as Sabine Shipyard Inc) | United States of America | **52.76** | – | Rig and vessel enhancement and upgrading services |
| ^ | Sabine Vessels Inc | United States of America | **13.03** | – | Inactive |
| ^ | Sembawang Shipyard (S) Pte Ltd | Singapore | **62.07** | 63.06 | Investment holding |
| ^ | Sembawang Shipyard Pte Ltd | Singapore | **62.07** | 63.06 | Ship repair and related services |
| ** | SES Engineering (M) Malaysia Sdn Bhd | Malaysia | **62.07** | 63.06 | Fabrication of metal structure |
| ^ | SES Marine Services (Pte) Ltd | Singapore | **62.07** | 63.06 | Marine services |
| ^ | Sinna Services Pte Ltd | Singapore | **62.07** | 63.06 | Inactive |
| ^ | SML Shipyard Pte Ltd | Singapore | **62.07** | 63.06 | Ship repair and related services |
| @ | Tridex Investment Inc | British Virgin Islands | **62.07** | 63.06 | Investment holding |

**43. Subsidiaries** *(continued)*

The details of subsidiaries held by the Group are as follows:

| | Name | Country of incorporation | Effective Percentage of equity held 2005 % | 2004 % | Principal activities |
|---|---|---|---|---|---|
| | **Marine Engineering** *(continued)* | | | | |
| ^ | World Adventurer Pte. Ltd. | Singapore | **62.07** | 63.06 | Marine services |
| | **Logistics** | | | | |
| @ | Asia Pacific Air Cargo Pte Ltd | Singapore | **48.62** | 48.96 | Under members' voluntary liquidation |
| @ | Asia Pacific Logistic Services Pte Ltd | Singapore | **60.03** | 60.45 | Investment holding |
| @ | BaroMedical Services (Asia) Pte Ltd | Singapore | **35.72** | 35.97 | Under members' voluntary liquidation |
| | ChemXlog Pte Ltd | Singapore | **36.02** | 36.27 | Dormant |
| ** | Complete Logistics Company Limited | Thailand | **60.03** | 60.45 | Provision of supply chain management services |
| @ | Dilmun Navigation (Fiji) Limited | Fiji | **60.03** | 60.45 | Under members' voluntary liquidation |
| @ | Dilmun Navigation (PNG) Limited | Papua New Guinea | **60.03** | 60.45 | Under members' voluntary liquidation |
| ** | Dilmun Navigation (Singapore) Pte Ltd | Singapore | **60.03** | 60.45 | Owning and chartering of vessels |
| @ | Dilmun Navigation Company Limited | United Kingdom | **60.03** | 60.45 | Under members' voluntary liquidation |
| @ | Dilmun Navigation Company Pty Limited | Australia | **60.03** | 60.45 | Under members' voluntary liquidation |
| * | Fracht Forwarding & Travels (Private) Limited | India | **60.03** | 60.45 | Freight forwarding |
| @ | Logistics Training and Consultancy Pte Ltd | Singapore | **60.03** | 60.45 | Under members' voluntary liquidation |
| | Offshore Joint Services (Bases) Company of Singapore Pte Ltd | Singapore | **44.96** | 45.38 | Investment holding |
| @ | Offshore Joint Services Company of Singapore Pte Ltd | Singapore | **54.03** | 54.60+ | Investment holding |
| ** | Oil-Tex (Thailand) Company Limited | Thailand | **36.02** | 36.27 | Supply of logistics services to the offshore oil and gas industry |

**43. Subsidiaries** *(continued)*

The details of subsidiaries held by the Group are as follows:

| | Name | Country of incorporation | Effective Percentage of equity held 2005 % | 2004 % | Principal activities |
|---|---|---|---|---|---|
| | **Logistics** *(continued)* | | | | |
| @ | Plexis Services, Inc | United States | **60.03** | 60.45 | Freight forwarding |
| ** | PT SembLog Citranusa | Indonesia | **42.02** | 42.32 | Provision of offshore logistics services |
| @ | PT SembLog Indonesia | Indonesia | **30.62** | – | Provision of supply chain management services |
| @ | PT ST Logistik Nusantara | Indonesia | **42.02** | 42.32 | Deregistered |
| @ | Sembawang Aviation Pte Ltd | Singapore | **60.03** | 60.45 | Under members' voluntary liquidation |
| * | Sembawang Express (HK) Ltd | Hong Kong | **60.03** | 60.45 | Provision of logistics management services |
| | Sembawang Mulpha Pte Ltd | Singapore | **34.82** | 35.06 | Inactive |
| @ | Sembawang Shipmanagement Pte Ltd | Singapore | **60.03** | 60.45 | Under members' voluntary liquidation |
| | SembCorp Express Pte Ltd | Singapore | **60.03** | 60.45 | Investment holding |
| ** | SembCorp Kukbo Logistics Co; Ltd | South Korea | **30.62** | 30.83 | Provision of supply chain management and logistics services |
| ** | SembCorp Logistics (Australia) Pty Ltd | Australia | **45.62** | 45.94 | Provision of supply chain management services |
| * | SembCorp Logistics (India) Private Limited | India | **60.03** | 60.45 | Provision of logistics management services |
| * | SembCorp Logistics (Malaysia) Sdn Bhd | Malaysia | **60.03** | 60.45 | Provision of supply chain management services |
| ** | SembCorp Logistics (Shanghai) Co Ltd | People's Republic of China | **60.03** | 60.45 | Provision of supply chain management services |
| * | SembCorp Logistics (Taiwan) Limited | Taiwan | **30.62** | 30.83 | Provision of supply chain management services |
| @ | SembCorp Logistics (USA) Inc. | United States | **60.03** | 60.45 | Export trading |
| | SembCorp Zenecon Pte Ltd | Singapore | **30.62** | 30.83 | Marketing and providing bonded warehousing and total logistics services |

**43. Subsidiaries** *(continued)*

The details of subsidiaries held by the Group are as follows:

| | Name | Country of incorporation | Effective Percentage of equity held 2005 % | 2004 % | Principal activities |
|---|---|---|---|---|---|
| | **Logistics** *(continued)* | | | | |
| @ | SembLog (Mauritius) Holding Company | Mauritius | **60.03** | 60.45 | Investment holding |
| @ | SembLog Orient Caspian Private Limited | Bermuda | **39.02** | 39.29 | Provision of offshore logistics services |
| @ | SembLog-MarcoAsia Philippines Inc | Philippines | **30.62** | – | Provision of supply chain management and logistics services |
| ** | SembLog-SGN Vietnam Co., Ltd | Vietnam | **36.02** | 36.27 | Provision of supply chain management and logistics services |
| @ | SemLog Asia Pacific Pte Ltd | Singapore | **60.03** | 60.45 | Freight forwarding agent, warehouse management, logistics agent and ship charter |
| ** | Shenzhen ST-Anda Logistics Co., Ltd | People's Republic of China | **30.62** | 30.83 | Warehousing, cargo handling and transportation services |
| | Singapore Offshore Petroleum Services Pte Ltd | Singapore | **60.03** | 60.45 | Supply of logistics services to the offshore oil and gas industry |
| | Singapore Technologies Logistics Pte Ltd | Singapore | **60.03** | 60.45 | Provision of freight forwarding, warehousing and stores management |
| | SML Investments Pte Ltd | Singapore | **60.03** | 60.45 | Inactive |
| @ | SOPS (Bangladesh) Private Limited | Bangladesh | **60.03** | 60.45 | Under members' voluntary liquidation |
| @ | SOPS (Iran) Private Limited | Bermuda | **46.82** | 47.15 | Offshore logistics services |
| @ | SOPS (Mauritius) Holding Company | Mauritius | **60.03** | 60.45 | Investment holding |
| | SOPS Inter-Trans Services Pte Ltd | Singapore | **60.03** | 60.45 | Dormant |
| | SOPS Investments Pte Ltd | Singapore | **60.03** | 60.45 | Inactive |
| ** | ST Logistics (UK) Ltd | United Kingdom | **60.03** | 60.45 | Freight handling and procurement of materials and equipment |
| @ | ST Logistics (USA) Inc. | United States of America | **60.03** | 60.45 | Investment holding |

**43. Subsidiaries** *(continued)*

The details of subsidiaries held by the Group are as follows:

| | Name | Country of incorporation | Effective Percentage of equity held 2005 % | 2004 % | Principal activities |
|---|---|---|---|---|---|
| | **Logistics** *(continued)* | | | | |
| | ST Medical Services Pte Ltd | Singapore | **60.03** | 60.45 | Provision of specialised aeromedical, general health care and occupational medical services |
| | ST-Airport Services Pte Ltd | Singapore | **40.22** | 40.50 | Supply of jet fuel, aviation gasoline and related services |
| @ | Water Jet Netherlands Antilles N.V. | Netherlands Antilles | **33.62** | 33.85 | Under members' voluntary liquidation |
| | **Environmental Engineering** | | | | |
| | SembCorp SITA Pte Ltd | Singapore | **60** | 60 | Provision of waste management and environment services and investment holding |
| | SembEnviro (India) Pte Ltd | Singapore | **100** | 100 | To provide a range of waste management and environmental services and consultancy services and investment holding |
| | SembEnviro Alex Fraser Pte Ltd | Singapore | **-** | 75 | Struck off |
| | SembEnviro Conversion Technologies Pte Ltd | Singapore | **100** | 100 | Environmental engineering, design and consultancy services in respect of environmental management and assessment |
| | SembEnviro Tay Paper Pte Ltd | Singapore | **60** | 60 | Trading in waste paper |
| | Sembiologics Pte Ltd | Singapore | **100** | 100 | In the process of striking off |
| * | SembRamky Environmental Management Private Limited (formerly known as Medicare Incin Private Limited) | India | **51** | 51 | Provision of biomedical waste management services |
| | SembSITA Pte Ltd | Singapore | **100** | 100 | Provision of waste disposal services |
| | SembVisy Recycling MRF Pte Ltd | Singapore | **60** | 60 | Provision of material recovery facilities and services of sorting, disposing and trading of recycled wastes |

**43. Subsidiaries** *(continued)*

The details of subsidiaries held by the Group are as follows:

| | Name | Country of incorporation | Effective Percentage of equity held 2005 % | 2004 % | Principal activities |
|---|---|---|---|---|---|
| | **Environmental Engineering** *(continued)* | | | | |
| | SembVisy Recycling Pte Ltd | Singapore | **100** | 100 | Provision of services of collecting, removing, disposing and trading of recycled materials |
| | SembWaste Cleantech Pte Ltd | Singapore | **100** | 100 | Provision of conservancy, horticultural, repair and maintenance services and the management of carparks |
| | SembWaste Pte Ltd | Singapore | **100** | 100 | Provision of environmental waste management and related services and investment holding |
| ** | Shanghai SembEnviro Reliance Co., Ltd | People's Republic of China | **60** | 60 | Provision of refuse, collection, transportation and disposal services |
| ** | Shanghai SembTay Xianghong Recycling Co., Ltd | People's Republic of China | **36** | – | Recycling and processing of waste paper and trading of self-manufactured products |
| | **Engineering & Construction** | | | | |
| * | Construction Technology (B) Sdn Bhd | Brunei Darussalam | **100** | 100 | Building construction & sub-contracting |
| | Construction Technology Pte Ltd | Singapore | **100** | 100 | Building construction, construction project management and manufacture and sale of precast structures |
| @ | Contech Realty Pte Ltd | Singapore | **-** | 100 | De-registered |
| | Contech Trading Pte Ltd | Singapore | **100** | 100 | Trading of builders' material |
| ** | Jurubina Sembawang (M) Sdn Bhd | Malaysia | **100** | 100 | Inactive |
| @ | PT Contech Bulan | Indonesia | **60** | 60 | Inactive |
| ** | PT Indo Unggul Wasturaya | Indonesia | **67** | 67 | Provision of civil construction, mechanical and electrical services |
| ** | PT Indo-Precast Utama | Indonesia | **100** | 100 | Inactive |
| ** | PT Sempec Indonesia | Indonesia | **100** | 100 | Engineering, procurement and construction |
| ** | PT Synergy Technology Construction | Indonesia | **80** | 80 | Inactive |

**43. Subsidiaries** *(continued)*

The details of subsidiaries held by the Group are as follows:

| | Name | Country of incorporation | Effective Percentage of equity held 2005 % | 2004 % | Principal activities |
|---|---|---|---|---|---|
| | **Engineering & Construction** *(continued)* | | | | |
| | Sembawang Construction Pte Ltd | Singapore | 100 | 100 | Civil engineering and construction work |
| ** | Sembawang Huanqiu Engineering Co., Ltd | People's Republic of China | ++ | 51 | Petrochemical engineering |
| | Sembawang-JTCI (China) Pte Ltd | Singapore | 51 | 51 | Engineering, construction and project management |
| ** | SembCorp (Hebei) Building Materials Co., Ltd | People's Republic of China | 75 | 75 | Manufacture & sales of tiles |
| ** | SembCorp (Malaysia) Sdn Bhd | Malaysia | 100 | 100 | Marketing of engineering services |
| * | SembCorp (Tianjin) Construction Engineering Co., Ltd | People's Republic of China | 70 | 70 | Project management and construction related design consultancy service |
| | SembCorp Design and Construction Pte Ltd (formerly known as Singajaya Investment Pte Ltd) | Singapore | 100 | 100 | Building construction and construction project management |
| | SembCorp Development Pte Ltd | Singapore | 100 | 100 | Investment holding, owning, developing, leasing, marketing and managing of real estates |
| * | SembCorp Engineers & Constructors Middle East FZE | United Arab Emirates | 100 | 100 | Building construction |
| ** | SembCorp Infrastructure (India) Pvt Ltd | India | 100 | 80 | Building construction |
| ** | SembCorp Infrastructure (Mauritius) Ltd | Mauritius | 100 | 100 | Investment holding |
| * | SembCorp Simon-Carves Limited | United Kingdom | 100 | 100 | Design, procurement and project management for process plants |
| * | SembCorp Simon-Carves Limited De Mexico | Mexico | 100 | 100 | Design, procurement and project management for process plants |
| | ST Architects & Engineers Pte Ltd | Singapore | 100 | See note 44 | Provision of design, consultancy and advisory services relating to any architectural and professional engineering work |
| ** | Wuxi Sinlian Precast Manufacturing Co., Ltd | People's Republic of China | 85 | 85 | Manufacturing of pre-cast slabs and other construction related activities |

**43. Subsidiaries** *(continued)*

The details of subsidiaries held by the Group are as follows:

| | Name | Country of incorporation | Effective Percentage of equity held 2005 % | 2004 % | Principal activities |
|---|---|---|---|---|---|
| | **Others** | | | | |
| ** | Apogee Properties Pte Ltd | Singapore | **100** | 100 | Property development and rental of development property |
| | Asia-Pacific Retail Concepts Pte Ltd | Singapore | **100** | 100 | Inactive |
| | Bintan Carrier Services Pte Ltd | Singapore | **56** | 56 | Dormant |
| | Bintan Shipping Services Pte Ltd | Singapore | **56** | 56 | Shipping agent and freight forwarder |
| ** | Bonafide Development (S) Pte Ltd | Singapore | **100** | 100 | Property development |
| @ | Chartered Electronics, Inc. | United States of America | **100** | 100 | Under members' voluntary liquidation |
| * | Concode Sdn Bhd | Malaysia | **100** | 100 | Under members' voluntary liquidation |
| | Information Frontiers Pte Ltd | Singapore | **-** | 85.2 | Liquidated |
| ^^ | Karimun Investments Holdings Pte Ltd | Singapore | **75** | 75 | Investment holding |
| @ | MSI (BVI) Ltd | British Virgin Islands | **100** | 100 | Investment holding |
| * | Norfolk Development Group (Norfolk Hotel) Limited | British Virgin Islands | **81.67** | 81.67 | Management and operations of hotel |
| ^^ | Norfolk Hotel Joint Venture Co. Ltd | Vietnam | **49** | 49 | Hotel operations and management |
| ** | PT Alam Indah Bintan | Indonesia | **35** | 35 | Hotel operations and resort development |
| ** | Pulau Holdings Pte Ltd | Singapore | **53.85** | 53.85 | Investment holding |
| ** | Pyramid Hill Properties Pte Ltd | Singapore | **100** | 100 | Property development |
| ^^ | RDC (Vietnam) Pte Ltd | Singapore | **100** | 100 | Investment holding and provision of management services |

**43. Subsidiaries** *(continued)*
The details of subsidiaries held by the Group are as follows:

| | Name | Country of Incorporation | Effective Percentage of equity held 2005 % | 2004 % | Principal activities |
|---|---|---|---|---|---|
| | **Others** *(continued)* | | | | |
| ^^ | RDC Cement Pte Ltd | Singapore | **100** | 100 | Inactive |
| ^^ | RDC Properties Pte Ltd | Singapore | **100** | 100 | Property development |
| ** | RDC Simei Development Pte Ltd | Singapore | **100** | 100 | Property development |
| ^^ | RDC Woodlands Development Pte Ltd | Singapore | **100** | 100 | Inactive |
| | Regional Infrastructure Management Pte Ltd | Singapore | **56** | 56 | Provision of project management and consultancy services |
| | Resort Asia Consultancy Services Pte Ltd | Singapore | **-** | 100 | Under members' voluntary liquidation |
| | Riau Infrastructure Management Services Pte Ltd | Singapore | **56** | 56 | Provision of technical and management services to industrial parks |
| | SAFE & Mansfield Travel Group Pte Ltd | Singapore | **75** | 75 | Inactive |
| | SAFE Enterprises Pte Ltd | Singapore | **75** | 75 | Investment holding |
| | SCP Power Pte Ltd | Singapore | **100** | 100 | Investment holding |
| | Sembawang Asia Pte Ltd | Singapore | **100** | 100 | Investment holding |
| | Sembawang Bethlehem Pte Ltd | Singapore | **100** | 100 | Building of rigs, vessels and specialised marine equipment |
| | Sembawang Capital Pte Ltd | Singapore | **100** | 100 | Leasing and hire purchase business |
| | Sembawang Corporation Investments (S) Pte Ltd | Singapore | **100** | 100 | Investment holding |
| | Sembawang Holdings (Pte) Ltd | Singapore | **100** | 100 | Investment holding |
| | Sembawang Industrial Pte Ltd | Singapore | **100** | 100 | Investment holding and provision of management services |
| | Sembawang Investments Pte Ltd | Singapore | **100** | 100 | Investment holding |
| ** | Sembawang Land Pte Ltd | Singapore | **100** | 100 | Property development |
| ^^ | Sembawang Leisure Investments Pte Ltd | Singapore | **100** | 100 | Investment holding |
| ** | Sembawang Leisure Private Limited | Singapore | **100** | 100 | Investment holding, provision of management financial and administrative services |

**43. Subsidiaries** *(continued)*

The details of subsidiaries held by the Group are as follows:

| | Name | Country of Incorporation | Effective Percentage of equity held 2005 % | 2004 % | Principal activities |
|---|---|---|---|---|---|
| | **Others** *(continued)* | | | | |
| | Sembawang Nominees Pte Ltd | Singapore | **100** | 100 | Inactive |
| @ | Sembawang Pacmann Pte Ltd | Singapore | **-** | 98.21 | Liquidated |
| ^^ | Sembawang Properties Pte Ltd | Singapore | **100** | 100 | Inactive |
| @ | SembCorp Industries K.K. | Japan | **100** | 100 | Marketing of products and services provided by related companies |
| | SembCorp International Pte Ltd | Singapore | **100** | 100 | Provision of business management and consultancy services |
| | SembCorp Investment Pte Ltd | Singapore | **100** | 100 | Investment holding and letting of commercial, office and retail space |
| ^^ | SembCorp Properties Pte Ltd | Singapore | **100** | 100 | Project management for property development in Singapore and overseas |
| | SembCorp Ventures Pte Ltd | Singapore | **100** | 100 | Investment holding and provision of management services to its related corporations |
| | SembFood Pte Ltd | Singapore | **100** | 100 | Investment holding |
| ^^ | SembPark Facilities Management Pte Ltd | Singapore | **100** | 100 | Inactive |
| | SemHotel Management Pte Ltd | Singapore | **100** | 100 | Investment holding and provision of management and consultancy services to hotels |
| * | Semrental (B) Sdn Bhd | Brunei Darussalam | **100** | 100 | Owning and chartering of tug boats |
| | Singapore Mint Private Limited | Singapore | **100** | 100 | Minting and marketing of coins, ingots, medallions and the sale of numismatic items |
| | Singapore Precision Industries Pte Ltd | Singapore | **100** | 100 | Manufacturing, assembling, fabricating, exporting tools, equipment, robots and hardware, minting of coins, ingots, medallions and the sale of numismatic items |
| @ | Singapore Technologies Industrial B.V. | Netherlands | **100** | 100 | Under members' voluntary liquidation |

**43. Subsidiaries** *(continued)*

The details of subsidiaries held by the Group are as follows:

| | Name | Country of incorporation | Effective Percentage of equity held 2005 % | 2004 % | Principal activities |
|---|---|---|---|---|---|
| | **Others** *(continued)* | | | | |
| | Singapore Technologies Industrial Corporation Ltd | Singapore | **100** | – | Investment holding and provision of management services |
| @ | Singapore Technologies Industrial Corporation (USA) | United States of America | **100** | 100 | Under members' voluntary liquidation |
| @@ | Singapore-Wuxi Investment Holdings Pte Ltd | Singapore | **92.58** | 92.58 | Investment holding |
| ^^ | SLRC Investments Pte Ltd | Singapore | **100** | 100 | Investment holding |
| ** | STIC Chengdu Hotel Investment Pte Ltd | Singapore | **100** | 100 | Under members' voluntary liquidation |
| | STIC Investments Pte Ltd | Singapore | **100** | 100 | Investment holding and dealing, and management of treasury activities |
| * | Vietnam Singapore Industrial Park JV Co Ltd | Vietnam | **40.44** | 36.08 | Development of industrial park |
| ^^ | Vietnam Singapore Industrial Parks Pte Ltd | Singapore | **79.29** | 70.75 | Investment holding |
| | Vietnam Singapore International Marketing Pte Ltd | Singapore | **100** | 100 | Under members' voluntary liquidation |
| * | VSIP Power Private Limited | Vietnam | **100** | 100 | Build, own and operate an electricity generation plant in Vietnam |
| ** | Wuxi Garden City Mall Hotel Co., Ltd | People's Republic of China | **87.95** | 87.95 | Operation of a hotel cum shopping centre |
| | Wuxi International Management Services Pte Ltd | Singapore | **52.56** | 52.56 | Dormant |

All subsidiaries are audited by KPMG Singapore except for those indicated as follows:

- * Audited by member firms of KPMG International
- ** Audited by other firms
- @ Audit is not required by the laws of the country of incorporation
- @@ Subsidiaries with significant foreign operations audited by Ernst & Young, Singapore
- @@@ Deemed to be a subsidiary as the Group has effective control over the board of directors pursuant to Section 5 of the Companies Act.
- ^ Subsidiaries of SembCorp Marine Ltd, a company listed on Singapore Exchange and audited by Ernst & Young, Singapore
- ^^ Subsidiaries of SembCorp Parks Holdings Ltd, a subsidiary in Singapore and audited by Ernst & Young, Singapore
- \+ The shareholdings of these companies are held jointly with other subsidiaries
- ++ Deemed not to be a subsidiary as the Group no longer has control over the operations of the company

**44. Associates**

The details of associates held by the Group are as follows:

| Name | Country of incorporation | Effective Percentage of equity held 2005 % | 2004 % | Principal activities |
|---|---|---|---|---|
| **Utilities** | | | | |
| Bangkok Business Holding Co Ltd | Thailand | **14.21** | 14.21 | Inactive |
| Perth Power Partnership | Australia | – | 30 | Generation and sales of electricity and steam |
| **Marine Engineering** | | | | |
| Cosco (Dalian) Shipyard Co Ltd | People's Republic of China | –* | 12.61 | Ship repair and related services |
| Cosco Shipyard Group | People's Republic of China | **18.62** | – | Ship repair and related services |
| Cosco Shipyard Jurong Clavon Co., Ltd | People's Republic of China | **13.66** | 13.87 | Corrosion control |
| Joint Shipyard Investment Pte Ltd | Singapore | **31.04** | 31.53 | Investment holding |
| Joint Shipyard Management Services Pte Ltd | Singapore | **19.86** | 15.77 | Managing dormitories |
| Jurong Shipyard Inc. | Bahamas | **21.72** | 22.07 | Investment holding |
| Maua Jurong S.A. | Brazil | **21.72** | 22.07 | Shipbuilding, ship repair and conversion |
| OmixAsia.com Pte Ltd | Singapore | **18.62** | 18.92 | Inactive |
| Oslo Gas I LP | Liberia | **20.69** | 21.02 | Ship owning and chartering |
| Oslo Gas II LP | Liberia | **20.69** | 21.02 | Ship owning and chartering |
| **Logistics** | | | | |
| BES Technology Pte Ltd | Singapore | **21.01** | 21.16 | Provision of biomedical equipment and technical services for general and specialised medical equipment |
| Ceylinco SembCorp Integrated Logistics (Pvt) Ltd | Sri Lanka | **30.02** | 30.23 | Provision of logistics services |
| Changi International Logistics Centre Ltd | Singapore | – | 13.30 | Warehousing, distribution and related services |
| Cosem Pte Ltd | Singapore | **30.02** | 30.23 | Investment holding |
| CWT-SML Logistics LLC | United Arab Emirates | **18.01** | 18.14 | Warehouse distribution |

**44. Associates** *(continued)*

The details of associates held by the Group are as follows:

| Name | Country of incorporation | Effective Percentage of equity held 2005 % | 2004 % | Principal activities |
|---|---|---|---|---|
| **Logistics** *(continued)* | | | | |
| DGM Support (Asia) Pte Ltd | Singapore | **21.01** | 21.16 | Provision of specialised training and related activities in dangerous goods management in the Asian region |
| Katoen Natie SembCorp Pte Ltd | Singapore | **29.41** | 29.62 | Provision of specialised logistics services |
| KPN-ST Logistics Co., Ltd | Thailand | **27.61** | 27.81 | Warehousing, inventory management, transport and distribution and freight forwarding |
| Sembawang Kimtrans Ltd | Singapore | **15.69** | 16.70 | Project logistics, project freight management, procurement services, road transport and warehousing |
| SembCorp-Translink Parami Logistics Ltd | Myanmar | **18.01** | 18.14 | Freight forwarding |
| Shenyang-SML International Distripark Ltd | People's Republic of China | **29.41** | 29.62 | Operation of a distripark |
| Shenzhen Chiwan Petroleum Supply Base Company Limited | People's Republic of China | **9.98** | 10.07 | Operation of an offshore supply base |
| SOPS Limited Liability Company | Azerbaijan | **19.12** | 19.25 | Provision of offshore logistics services |
| ST LogiTrack Pte Ltd | Singapore | **30.02** | 30.23 | Development and marketing of Radio Frequency Identification application in the logistics and related market |
| Steri-Care Pte Ltd | Singapore | **30.02** | 30.23 | Dormant |
| ST-KN Pte Ltd | Singapore | **29.41** | 29.62 | Freight forwarding |
| Trans-Link Express Pte Ltd | Singapore | **-** | 15.54 | Freight forwarding |
| UCM Oil-Tex Threading Ltd | Thailand | **17.65** | 17.77 | Oil field equipment machining and repair |
| Zerust Singapore Pte Ltd | Singapore | **18.01** | 18.14 | Preservation and packaging operations |
| Zuellig Insurance Brokers Pte Ltd | Singapore | **29.41** | 29.62 | General and life insurance broking |

**44. Associates** *(continued)*

The details of associates held by the Group are as follows:

| Name | Country of incorporation | Effective Percentage of equity held 2005 % | 2004 % | Principal activities |
|---|---|---|---|---|
| **Environmental Engineering** *(continued)* | | | | |
| SembEnviro Hydroculture Pte Ltd | Singapore | **-** | 49 | Provision of horticultural and landscaping services |
| SembSITA Pacific Pte Ltd | Singapore | **40** | 40 | Provision of waste removal and disposal, environmental consultation and other related environmental services |
| Shanghai SEI SembCorp Enviro-Solutions Co., Ltd | People's Republic of China | **40** | - | Provision of waste removal and disposal, environmental consultation and other related environmental services |
| Tennamaram Biomass Sdn Bhd | Malaysia | **30** | 30 | Supply, delivery and sale of electrical energy |
| **Engineering & Construction** | | | | |
| Realand Pte Ltd | Singapore | **20** | 20 | Investment holding |
| Reco Sin Han Pte Ltd | Singapore | **20** | 20 | Investment holding |
| Reliance Contractors Private Limited | Singapore | **49.99** | 49.99 | Building and civil engineering contractor |
| ST Architects & Engineers Pte Ltd | Singapore | **See note 43** | 48.65 | Provision of design, consultancy and advisory services relating to any architectural and professional engineering work |
| Ventura Development (Myanmar) Pte Ltd | Singapore | **35** | 35 | Development, construction and management of property |
| Ventura Development (Surabaya) Pte Ltd | Singapore | **50** | 50 | Investment holding |
| **Others** | | | | |
| Agrogen Pte Ltd | Singapore | **25** | 25 | Investment in biotechnology related investments |
| Arian Engineering Corporation Pte Ltd | Singapore | **20** | 20 | Sale, distribution and leasing of specialist engineering products |
| Batamindo Shipping & Warehousing Pte Ltd | Singapore | **37+** | 37.07+ | Provision of shipping, freight forwarding, storage and warehousing services |
| Bintan Resort Ferries Private Limited | Singapore | **32.92+** | 37.35+ | Provision of ferry services |

**44. Associates** *(continued)*

The details of associates held by the Group are as follows:

| Name | Country of incorporation | Effective Percentage of equity held 2005 % | 2004 % | Principal activities |
|---|---|---|---|---|
| **Others** *(continued)* | | | | |
| Funpolis Asia Pte Ltd | Singapore | **37.50** | 37.50 | In liquidation |
| Karimun Industrial Management Pte Ltd | Singapore | **-** | 40 | Liquidated |
| Marketing & Consultancy Services International Pte Ltd | Singapore | **–** | 40 | Liquidated |
| OK 2 PLAY, SOCIEDAD LIMITADA | Spain | **–** | 27.50 | Acting as the exclusive distributor and licensor of registered trademarks |
| Pacific Internet Limited | Singapore | **–** | 28.80 | Provision of public internet access services |
| PT Karimun Indojaya Cakrawala | Indonesia | **30** | 30 | Construction and development of an industrial estate at Karimun Island, Indonesia |
| Representacions, Llicencies I Serveis, SA | Andorra | **–** | 25 | Acquisition, transfer, exploitation and marketing of registered trademarks |
| Sembawang KMP Corporation Pte Ltd | Singapore | **50** | 50 | Investment holding |
| Winners Path Pte Ltd | Singapore | **36.67** | 36.67 | Investment holding |
| Wuxi Singapore Industrial Park Development Co., Ltd | People's Republic of China | **45.36** | 45.36 | Development and operation of Wuxi Industrial Park |

\+ The shareholdings of these companies are held jointly with other subsidiaries

* During the year, a subsidiary has injected a net cash consideration of RMB 240 million ($47.5 million) for the 30% equity stake in Cosco Shipyard Group Co. Ltd ("CSG") based on the revalued net asset value of CSG. The Group's effective interest in CSG is 18.62%. The subsidiary's existing 20% equity stake (Group's effective interest of 12.61%) in Cosco (Dalian) Shipyard Co. Ltd has also been revalued and transferred to the enlarged CSG as part of the consideration for this 30% equity interest in CSG.

**45. Joint Ventures**

The details of joint ventures held by the Group are as follows:

| | Name | Country of incorporation | Effective Percentage of equity held 2005 % | 2004 % | Principal activities |
|---|---|---|---|---|---|
| | **Utilities** | | | | |
| | Phu My 3 BOT Power Company Ltd | Vietnam | **33.33** | 33.33 | Generation and sale of electricity |
| | Sakra Island Carbon Dioxide Pte Ltd | Singapore | **30** | 30 | Manufacture, extraction, processing and purification of carbon dioxide and natural gas |
| | Shanghai Cao Jing Co-generation Co. Ltd | People's Republic of China | **30** | 30 | Produce and sell heat and electricity |
| | Shenzhen Chiwan Offshore Petroleum Equipment Repair and Manufacture Company Limited | People's Republic of China | **35** | 35 | Engineering services |
| | Shenzhen Chiwan Sembawang Engineering Co Ltd | People's Republic of China | **32** | 32 | Engineering, construction and fabrication |
| | **Marine Engineering** | | | | |
| | Pacific Workboats Pte Ltd | Singapore | **31.04** | 31.53 | Ship leasing and marine surveying services |
| | **Logistics** | | | | |
| | Footwork Express Co, Ltd | Japan | **23.05** | 21.28 | Transportation and warehousing services |
| | Pacorini-SembLog (Asia Pacific) Pte Ltd | Singapore | **30.02** | 30.23 | Collateral management and specialised logistic support |
| | SembCorp Network Pte Ltd | Singapore | **30.02** | 30.23 | Provision of logistics support and services |
| | **Engineering & Construction** | | | | |
| # | Kumagai-Sembawang-Mitsui Joint Venture | Singapore | **45** | 45 | Design and construction of the Potong Pasir and Boon Keng MRT Stations (MRT Contract 705), including tunnels |
| # | Kumagai-SembCorp Joint Venture | Singapore | **50** | 50 | Design and construction of the Changi Airport MRT Station (MRT Contract 504), including tunnels |
| # | Kumagai-SembCorp Joint Venture (DTSS) | Singapore | **50** | 50 | Design and construction of Paya Lebar Deep Tunnel Sewerage System (Contract T-03) |
| # | Philipp Holzmann - SembCorp Joint Venture | Singapore | **50** | 50 | Design and construction of Kranji Deep Tunnel Sewerage System (Contract T-05) |

**45. Joint Ventures**

The details of joint ventures held by the Group are as follows:

| | Name | Country of incorporation | Effective Percentage of equity held 2005 % | 2004 % | Principal activities |
|---|---|---|---|---|---|
| | **Engineering & Construction** *(continued)* | | | | |
| # | SembCorp-Daewoo Joint Venture | Singapore | **60** | 60 | Design and construction of Kallang and Paya Lebar Express way (Contract 422) |
| # | Sime Engineering Sdn Bhd – SembCorp Malaysia Sdn Bhd J.V. | Malaysia | **50** | 50 | Mechanical and piping erection works |
| # | Sime Engineering Sdn Bhd – SembCorp Malaysia Sdn Bhd J.V. | Malaysia | **50** | 50 | Engineering, procurement and construction works |
| | SYNA Petrochemical Engineering Company | Iran | **49** | – | Design, procurement and project management for process plants |
| # | Total-CDC-DNC Joint Operation | Indonesia | **40** | 40 | Construction of a hotel and golf 1 course recreation centre |
| # | Total-Sempec Joint Venture | Indonesia | **50** | 50 | Construction of a hotel |
| | **Others** | | | | |
| | Batamindo Industrial Management Pte Ltd | Singapore | **30** | 30 | Dormant |
| | Bintan Industrial Estate Management Pte Ltd | Singapore | **–** | 40 | Liquidated |
| | Bintan Lagoon Resort Limited | Singapore | **33** | 33 | Developer, owner and marketing agent of immovable property, club memberships, real estate and investment holding. Under receivership |
| | Bintan Resort Management Pte Ltd | Singapore | **28** | 28 | Manager and operator of hotel, leisure, recreational resort and facility |
| | Interlsland Marketing Services Pte Ltd | Singapore | **–** | 40 | Liquidated |
| | P.T. Batamindo Investment Cakrawala | Indonesia | **37.50** | 37.50 | Development, construction and operation of Batamindo Industrial Park |
| | PT Bintan Inti Industrial Estate | Indonesia | **47.50** | 47.50 | Development, construction and operation of Bintan Industrial Estate |
| | Singapore-Bintan Resort Holdings Pte Ltd | Singapore | **26.25** | 26.25 | Investment holding |

\# Unincorporated jointly-controlled entities

# Supplementary Information
Year ended December 31, 2005

**(Under SGX-ST Listing Manual requirements)**

**(A) Directors' Remuneration**

Summary compensation table for the year ended December 31, 2005

| Name of Director | Salary[1] $ | Taxable income from exercise of Share Options[2] $ | Bonus[3] $ | Directors' fees $ | Consultancy fees $ | Total $ | No of share options granted by the Company during the year[4] | Note |
|---|---|---|---|---|---|---|---|---|
| Peter Seah Lim Huat | – | 107,800 | – | 134,000 | – | 241,800 | 70,000<br>70,000 | a<br>b |
| Tang Kin Fei[5]<br>(Appointed on 1.5.2005) | 404,400 | – | 31,885 | – | – | 436,285 | 300,000<br>300,000 | c<br>d |
| K Shanmugam | – | 56,700 | – | 73,000 | – | 129,700 | 35,000<br>35,000 | a<br>b |
| Goh Geok Ling | – | 18,300 | – | 78,000 | – | 96,300 | 35,000<br>35,000 | a<br>b |
| Richard Hale, OBE | – | 57,638 | – | 71,000 | – | 128,638 | 35,000<br>35,000 | a<br>b |
| Yong Ying-I | – | – | – | 10,000 | – | 10,000 | 35,000<br>35,000 | e<br>e |
| Dr Vichit Suraphongchai | – | – | – | 51,000 | – | 51,000 | 20,000<br>20,000 | a<br>b |
| Evert Henkes | – | – | – | 53,000 | – | 53,000 | 17,500<br>17,500 | a<br>b |
| Colin Au Fook Yew | – | – | – | 38,167 | – | 38,167 | 17,500<br>17,500 | a<br>b |
| Lee Suet Fern<br>(Appointed on 1.7.2005) | – | – | – | 32,583 | – | 32,583 | –<br>35,000 | <br>b |
| Wong Kok Siew[6]<br>(Deceased on 16.2.2005) | 232,888 | – | 4,986,172 | – | – | 5,219,060 | | |
| Tetsuro Kawakami<br>(Resigned on 26.4.2005) | – | – | – | 8,333 | – | 8,333 | | |
| Lua Cheng Eng<br>(Vacated on 14.2.2006) | – | 81,150 | – | 94,000 | 21,565 | 196,715 | 70,000<br>70,000 | a<br>b |
| | 637,288 | 321,588 | 5,018,057 | 643,083 | 21,565 | 6,641,581 | | |

**(Under SGX-ST Listing Manual requirements)** *(continued)*

**(A) Directors' Remuneration** *(continued)*

Notes:

1. The salary amount shown is inclusive of allowances, employer CPF, all fees other than directors' fee, and other emoluments.
2. Taxable income for Lua Cheng Eng from exercise of SembCorp Marine and the Company's share options during the year. Taxable income for Peter Seah, K Shanmugan, Goh Geok Ling and Richard Hale from exercise of the Company's share options during the year. These relate to taxable gains and are not charged to the Profit and Loss.
3. The bonus amount shown includes employer CPF, AWS, discretionary bonus, performance targets bonus, restricted stock and performance shares released during the year.
4. a. Exercise period is July 2, 2006 to July 1, 2010 and exercise price is $2.68 per share.
   b. Exercise period is November 22, 2006 to November 21, 2010 and exercise price is $2.67 per share.
   c. Exercise period is July 2, 2006 to July 1, 2015 and exercise price is $2.68 per share.
   d. Exercise period is November 22, 2006 to November 21, 2015 and exercise price is $2.67 per share.
   e. Option not accepted.

   Details on the share options granted to the directors are set out in the Share Options section of the Directors' Report.

5. Remuneration of Mr Tang Kin Fei relates to the period from May 1, 2005 till December 31, 2005, which he serves as a director of the Company and does not include 2004 bonus paid prior to his appointment.
6. Remuneration of Mr Wong Kok Siew relates to the period from January 1, 2005 to February 16, 2005, which he serves as a director of the Company. This amount includes payout made to Mr Wong Kok Siew in accordance with his terms and conditions of employment. This payout was approved by the Executive Resource & Compensation Committee.

**(Under SGX-ST Listing Manual requirements)** *(continued)*

**(B) Interested Person Transactions**

Interested person transactions carried out during the financial year which fall under Chapter 9 of the Listing Manual of the Singapore Exchange Securities Trading Limited are as follows:

| | Aggregate value of all interested person transactions conducted under a shareholders' mandate pursuant to Rule 920 of the SGX Listing Manual (excluding transactions less than $100,000) 2005 $'000 |
|---|---|
| **Sale of Goods and Services** | |
| Temasek Holdings (Private) Limited and its Associates | |
| - Tuas Power Ltd/PowerSeraya Limited[1] | 488,406 |
| - Temasek Capital (Private) Limited and its Associates | 5,793 |
| - PSA Corporation Limited and its Associates | 2,517 |
| - Wildlife Reserves Singapore Pte Ltd and its Associates | 1,491 |
| - Singapore Technologies Telemedia Pte Ltd and its Associates | 1,097 |
| - MediaCorp Pte Ltd and its Associates | 879 |
| - Singapore Power Ltd and its Associates | 665 |
| - National University Hospital (S) Pte Ltd and its Associates | 510 |
| - Singapore Technologies Pte Ltd and its Associates | 180 |
| | 501,538 |
| Singapore Technologies Engineering Ltd and its Associates | 19,385 |
| Singapore Petroleum Company Limited and its Associates | 4,547 |
| Singapore Post Limited and its Associates | 2,605 |
| StarHub Ltd and its Associates | 2,563 |
| SNP Corporation Ltd and its Associates | 648 |
| Singapore Airlines Limited and its Associates | 453 |
| Singapore Food Industries Ltd and its Associates | 304 |
| | 532,043 |
| **Purchase of Goods and Services** | |
| Temasek Holdings (Private) Limited and its Associates | |
| - Temasek Capital (Private) Limited and its Associates[2] | 460,439 |
| - Singapore Power Ltd and its Associates | 3,550 |
| | 463,989 |
| Singapore Technologies Engineering Ltd and its Associates | 748 |
| | 464,737 |
| **Treasury (Balances as at December 31)** | |
| **Placement of funds** | |
| Singapore Technologies Pte Ltd and its Associates | 10,838 |
| Total interested person transactions | 1,007,618 |

Notes:

1 This relates mainly to the sale of gas by SembCorp Gas Pte Ltd to Tuas Power Ltd and PowerSeraya Limited for the generation of electricity.

2 This relates mainly to the purchase of gas by SembCorp Cogen Pte Ltd from SembCorp Gas Pte Ltd for the generation of electricity.

There are no transactions which are not conducted under the shareholders' mandate pursuant to Rule 920 of the SGX Listing Manual during the period January 1, 2005 to December 31, 2005.

# EVA Statement

Year ended December 31, 2005

| | Note | 2005 $'000 | Restated 2004 $'000 |
|---|---|---|---|
| **Net Operating Profit Before Taxation** | | **429,345** | 854,570 |
| Adjust for: | | | |
| Share of associates and joint ventures profits | | **100,942** | 155,898 |
| Interest expense | 1 | **68,626** | 90,663 |
| Others | 2 | **28,059** | (373,184) |
| **Adjusted Profit before Interest and Tax** | | **626,972** | 727,947 |
| Cash Operating Taxes | 3 | **(82,451)** | (82,503) |
| **Net Operating Profit after Tax (NOPAT)** | | **544,521** | 645,444 |
| Average Capital Employed | 4 | **5,275,539** | 5,471,671 |
| Weighted Average Cost of Capital | 5 | **5.6%** | 6.2% |
| **Capital Charge** | | **293,511** | 339,756 |
| **Economic Value Added (EVA)** | | **251,010** | 305,688 |
| Minority share of EVA | | **(60,805)** | (270,618) |
| **EVA attributable to shareholders** | | **190,205** | 35,070 |
| Less: Unusual items (UI) Gains | 6 | **74,379** | 379,475 |
| Provision for net exposure arising from legal claim (Provision) | | **-** | (415,000) |
| **EVA attributable to shareholders (exclude UI and Provision)** | | **115,826** | 70,595 |

Notes:

1. Interest expense includes imputed interest on present value of operating leases and capitalised interest charged to profit and loss upon disposal of the assets.

2. Other adjustments include recovery of investment costs, timing difference of allowances made for/(writeback) of doubtful debts, inventory obsolescence and goodwill written off / amortised / impaired and construction-in-progress.

3. The reported current tax is adjusted for the statutory tax impact of interest expense.

4. Monthly average total assets less non interest-bearing liabilities plus timing provision, goodwill written off / amortised / impaired and present value of operating leases.

| | 2005 $'000 | 2004 $'000 |
|---|---|---|
| **Major Capital Components:** | | |
| Fixed assets | **2,767,608** | 2,811,353 |
| Investments | **1,294,420** | 1,833,558 |
| Other long-term assets | **166,709** | 301,600 |
| Net working capital and long-term liabilities | **1,046,802** | 525,160 |
| Average Capital Employed | **5,275,539** | 5,471,671 |

5. The Weighted Average Cost of Capital is calculated in accordance with SembCorp Industries Ltd Group EVA Policy as follows:

   i. Cost of Equity using Capital Asset Pricing Model with market risk premium at 6.0% (2004: 6.0%);
   ii. Risk-free rate of 2.62% (2004: 3.78%) based on yield-to-maturity of Singapore Government 10 years Bonds;
   iii. Ungeared beta ranging from 0.5 to 1.0 (2004: 0.5 to 1.0) based on SembCorp Industries risk categorisation; and
   iv. Cost of Debt rate at 3.03% (2004: 3.70%) using 5-year Singapore Dollar Swap Offered Rate plus 75 basis points (2004: 5-year Singapore Dollar Swap Offered Rate plus 75 basis points).

6. Unusual items (UI) refer to divestment of subsidiaries, associates, joint ventures, long-term investments and disposal of major fixed assets.

# Five-Year Performance

**Financials**

| | 2001 | 2002 | 2003 | 2004 | 2005 |
|---|---|---|---|---|---|
| **For the year (S$'m)** | | | | | |
| Turnover | 3,225 | 4,185 | 4,642 | 5,944 | **7,409** |
| EBITDA | 484 | 497 | 583 | 1,112 | **668** |
| Profit before income tax expense | 340 | 291 | 471 | 982 | **508** |
| Profit attributable to Shareholders of the Company (PATMI): | | | | | |
| – before exceptional items | 149 | 161 | 184 | 228 | **278** |
| – after exceptional items | 174 | 172 | 285 | 391 | **303** |
| **At year end (S$'m)** | | | | | |
| Property, plant and equipment | 2,257 | 2,164 | 2,514 | 2,492 | **2,627** |
| Other non-current assets | 1,406 | 1,421 | 1,414 | 1,220 | **1,171** |
| Net current assets/(liabilities) | (399) | 79 | 51 | 245 | **305** |
| Non-current liabilities | (1,574) | (1,525) | (1,595) | (1,156) | **(1,258)** |
| Net assets | 1,690 | 2,139 | 2,384 | 2,801 | **2,845** |
| Share capital and reserves | 1,026 | 1,504 | 1,716 | 1,958 | **2,000** |
| Minority interests | 664 | 635 | 668 | 843 | **845** |
| Total Equity | 1,690 | 2,139 | 2,384 | 2,801 | **2,845** |
| **Per share** | | | | | |
| Earnings (cents) | | | | | |
| – before exceptional items | 9.30 | 8.96 | 10.09 | 12.49 | **15.74** |
| – after exceptional items | 10.83 | 9.52 | 15.66 | 21.47 | **17.14** |
| Net tangible assets (cents) | 59.00 | 80.71 | 88.16 | 98.69 | **105.74** |
| Gross dividend (cents) | 3.00 | 4.50 | 7.00 | 11.25 | **6.50** |
| Gross dividend yield (%)* | 1.90 | 5.70 | 5.60 | 6.90 | **2.40** |
| **Financial ratios** | | | | | |
| Return on equity (%) | 18.5 | 13.6 | 17.7 | 21.1 | **15.3** |
| Return on total assets (%) | 5.8 | 5.4 | 7.3 | 13.5 | **6.1** |
| Interest cover (times) | 5.4 | 5.3 | 7.4 | 15.0 | **12.0** |
| Net gearing (times) | 1.3 | 0.6 | 0.6 | Net Cash | **Net Cash** |

* Based on the closing share price for respective years.

# Five-Year Performance

## Financials

**Turnover (S$ million)**


8,000
6,000
4,000
2,000
0
3,225
4,185
4,642
5,944
7,409
2001
2002
2003
2004
2005

**PATMI (before exceptional items) (S$ million)**


300
200
100
0
149
161
184
228
278
2001
2002
2003
2004
2005

**PATMI (after exceptional items) (S$ million)**


400
300
200
100
0
174
172
285
391
303
2001
2002
2003
2004
2005

**Earnings Per Share (after exceptional items) (cents)**


30
20
10
0
10.83
9.52
15.66
21.47
17.14
2001
2002
2003
2004
2005

**Return on total assets (after exceptional items) (%)**


16
12
8
4
0
5.8
5.4
7.3
13.5
6.1
2001
2002
2003
2004
2005

# Five-Year Performance

**Economic Value Added**

| | 2001<br>S$'m | 2002<br>S$'m | 2003<br>S$'m | 2004<br>S$'m | 2005<br>S$'m |
|---|---|---|---|---|---|
| **Net Operating Profit after Tax (NOPAT)** | 331 | 333 | 383 | 645 | **545** |
| Average Capital Employed | 4,596 | 5,176 | 5,195 | 5,472 | **5,276** |
| **Capital Charge** | 387 | 423 | 292 | 340 | **294** |
| **Economic Value Added (EVA)** | (56) | (90) | 91 | 306 | **251** |

**Productivity Data**

| | 2001 | 2002 | 2003 | 2004 | 2005 |
|---|---|---|---|---|---|
| Average staff strength | 15,000 | 13,168 | 12,430 | 13,301 | **14,862** |
| Employment costs ($'m) | 538 | 579 | 540 | 573 | **621** |
| Sales per employee ($'000) | 215 | 318 | 373 | 447 | **491** |
| Profit after tax per employee ($'000) | 16 | 18 | 31 | 69 | **28** |
| Economic value added ($'m) | (56) | (90) | 91 | 306 | **251** |
| Economic value added spread (%) | (1.2) | (1.7) | 1.8 | 5.6 | **4.8** |
| Economic value added per employee ($'000) | (3.74) | (6.84) | 7.32 | 22.98 | **16.89** |
| Value added ($'m) | 925 | 890 | 945 | 1,022 | **1,167** |
| Value added per employee ($'000) | 62 | 68 | 76 | 77 | **79** |
| Value added per employment costs ($) | 1.72 | 1.54 | 1.75 | 1.79 | **1.88** |
| Value added per dollar investment in fixed assets ($) | 0.32 | 0.32 | 0.27 | 0.29 | **0.30** |
| Value added per dollar sales ($) | 0.29 | 0.22 | 0.21 | 0.17 | **0.16** |

# Five-Year Performance

## Productivity Data

### Economic value added (S$ million)



300
200
100
0
(100)
(56)
(90)
91
306
251
2001
2002
2003
2004
2005


### Value added (S$ million)



1,200
900
600
300
0
925
890
945
1,022
1,167
2001
2002
2003
2004
2005


### Value added per employee (S$'000)



80
60
40
20
0
62
68
76
77
79
2001
2002
2003
2004
2005


### Profit after tax per employee (S$'000)



60
40
20
0
16
18
31
69
28
2001
2002
2003
2004
2005


### Economic value added per employee (S$'000)



20
10
0
(10)
(3.74)
(6.84)
7.32
22.98
16.89
2001
2002
2003
2004
2005

# Five-Year Performance

**Review By Businesses**

| | 2001 S$'m | % | 2002 S$'m | % | 2003 S$'m | % | 2004 S$'m | % | **2005 S$'m** | **%** |
|---|---|---|---|---|---|---|---|---|---|---|
| **Turnover by Activity** | | | | | | | | | | |
| Utilities | 548 | 17 | 1,072 | 26 | 1,933 | 42 | 2,909 | 49 | **3,262** | **44** |
| Marine Engineering | 850 | 26 | 1,007 | 24 | 1,062 | 23 | 1,351 | 23 | **2,102** | **28** |
| Logistics | 469 | 15 | 429 | 10 | 465 | 10 | 500 | 8 | **542** | **7** |
| Environmental Engineering | 140 | 4 | 135 | 3 | 190 | 4 | 200 | 3 | **217** | **3** |
| Engineering & Construction | 619 | 19 | 858 | 21 | 803 | 17 | 823 | 14 | **1,096** | **15** |
| Others/Corporate | 599 | 19 | 684 | 16 | 189 | 4 | 161 | 3 | **190** | **3** |
| Total | 3,225 | 100 | 4,185 | 100 | 4,642 | 100 | 5,944 | 100 | **7,409** | **100** |
| **Profit attributable to Shareholders of the Company by Activity** | | | | | | | | | | |
| Utilities | 35 | 20 | 54 | 31 | 98 | 35 | 108 | 28 | **147** | **49** |
| Marine Engineering | 50 | 29 | 53 | 31 | 49 | 17 | 60 | 15 | **73** | **24** |
| Logistics | 36 | 21 | 41 | 24 | 56 | 20 | 64 | 16 | **33** | **11** |
| Environmental Engineering | 8 | 5 | 9 | 5 | 13 | 4 | 14 | 4 | **5** | **2** |
| Engineering & Construction | 6 | 3 | 1 | 1 | 1 | 0 | 1 | 0 | **1** | **0** |
| Others/Corporate | 14 | 8 | 3 | 2 | (33) | (11) | (19) | (5) | **19** | **6** |
| | 149 | 86 | 161 | 94 | 184 | 65 | 228 | 58 | **278** | **92** |
| Exceptional items | 25 | 14 | 11 | 6 | 101 | 35 | 163 | 42 | **25** | **8** |
| **Total** | 174 | 100 | 172 | 100 | 285 | 100 | 391 | 100 | **303** | **100** |

# Five-Year Performance

**Value Added Statements**

| | 2001 S$'m | 2002 S$'m | 2003 S$'m | 2004 S$'m | 2005 S$'m |
|---|---|---|---|---|---|
| **Value added from** | | | | | |
| Turnover | 3,170 | 3,997 | 4,565 | 5,867 | **7,304** |
| Less: bought in materials and services | (2,245) | (3,107) | (3,620) | (4,845) | **(6,137)** |
| Gross value added | 925 | 890 | 945 | 1,022 | **1,167** |
| | | | | | |
| Investment, interest and other income | 188 | 311 | 266 | 1,264 | **240** |
| Share of associated companies' profit | 72 | 26 | 108 | 121 | **53** |
| Share of joint ventures' profit | 23 | 37 | 37 | 35 | **48** |
| Other non-operating income/(expenses) | (19) | (59) | (41) | (554) | **(74)** |
| | 1,189 | 1,205 | 1,315 | 1,888 | **1,434** |
| | | | | | |
| **Distribution** | | | | | |
| To employees in wages, salaries and benefits | 538 | 579 | 540 | 573 | **621** |
| To government in income and other taxes | 100 | 66 | 103 | 110 | **137** |
| To providers of capital on: | | | | | |
| Interest paid on borrowings | 74 | 76 | 72 | 73 | **54** |
| Dividends to shareholders | 30 | 43 | 28 | 91 | **73** |
| | 742 | 764 | 743 | 847 | **885** |
| | | | | | |
| **Retained in Business** | | | | | |
| Depreciation and amortisation | 135 | 168 | 164 | 170 | **174** |
| Retained profits | 219 | 153 | 270 | 302 | **235** |
| Minority interests | 83 | 88 | 97 | 526 | **112** |
| | 437 | 409 | 531 | 998 | **521** |
| | | | | | |
| Other non-operating expenses | 10 | 32 | 41 | 43 | **28** |
| | 447 | 441 | 572 | 1,041 | **549** |
| | | | | | |
| **Total Distribution** | 1,189 | 1,205 | 1,315 | 1,888 | **1,434** |

The figures above reflect core businesses only.

# Quarterly Performance

**Group Quarterly Results**

| | Quarter 1 S$'m | Quarter 2 S$'m | Quarter 3 S$'m | Quarter 4 S$'m | Full Year S$'m |
|---|---|---|---|---|---|
| **Turnover** | | | | | |
| **2005** | **1,855** | **1,686** | **1,776** | **2,092** | **7,409** |
| 2004 | 1,369 | 1,511 | 1,519 | 1,545 | 5,944 |
| **Profit before income tax expense (PBT) and exceptional items** | | | | | |
| **2005** | **98** | **131** | **113** | **122** | **464** |
| 2004 | 75 | 115 | 94 | 118 | 402 |
| **Profit before income tax expense (PBT)** | | | | | |
| **2005** | **115** | **139** | **112** | **142** | **508** |
| 2004 | 75 | 115 | 94 | 698 | 982 |
| **Profit attributable to Shareholders of the Company (PATMI) and before exceptional items** | | | | | |
| **2005** | **59** | **73** | **66** | **80** | **278** |
| 2004 | 44 | 61 | 52 | 71 | 228 |
| **Profit attributable to Shareholders of the Company (PATMI)** | | | | | |
| **2005** | **72** | **74** | **66** | **91** | **303** |
| 2004 | 44 | 61 | 52 | 234 | 391 |

PBT after exceptional items and PATMI after exceptional items increased in the forth quarter of 2004 mainly due to the net exceptional gain of S$163.8 million arising from the gains on disposal of investments reduced by write-off of work-in-progress and increased provision for net exposure arising from legal claims.

# Quarterly Performance

**Group Quarterly Results**

**Turnover (S$ million)**

| | 2004 | 2005 |
|---|---|---|
| Quarter 4 | 1,545 | **2,092** |
| Quarter 3 | 1,519 | **1,776** |
| Quarter 2 | 1,511 | **1,686** |
| Quarter 1 | 1,369 | **1,855** |



800
600
400
200
0
5,944
7,409
2004
2005


**PBT before exceptional items (S$ million)**

| | 2004 | 2005 |
|---|---|---|
| Quarter 4 | 118 | **122** |
| Quarter 3 | 94 | **113** |
| Quarter 2 | 115 | **131** |
| Quarter 1 | 75 | **98** |



500
400
300
200
100
0
402
464
2004
2005


**PATMI before exceptional items (S$ million)**

| | 2004 | 2005 |
|---|---|---|
| Quarter 4 | 71 | **80** |
| Quarter 3 | 52 | **66** |
| Quarter 2 | 61 | **73** |
| Quarter 1 | 44 | **59** |



300
240
180
120
60
0
228
278
2004
2005


**PATMI after exceptional items (S$ million)**

| | 2004 | 2005 |
|---|---|---|
| Quarter 4 | 234 | **91** |
| Quarter 3 | 52 | **66** |
| Quarter 2 | 61 | **74** |
| Quarter 1 | 44 | **72** |



400
320
240
160
80
0
391
303
2004
2005

# Shareholders' Information

**Statistics of Shareholders as of February 28, 2006**

| | |
|---|---|
| Authorised Share Capital: | 2,000,000,000 ordinary shares |
| Issued and fully Paid-up Capital: | 1,749,082,097 ordinary shares |
| Number of Shareholders: | 24,524 |
| Class of Shares: | Ordinary Shares with equal voting rights |

**Shareholdings held by the public**

Based on information available to the Company as of February 28, 2006, 49.42 per cent of the issued ordinary shares of the Company is held by the public and therefore, Rule 723 of the Listing Manual issued by SGX-ST is complied with.

| Substantial Shareholders | Direct Interest | Indirect Interest | Total Interest | % |
|---|---|---|---|---|
| Temasek Holdings (Private) Limited | 871,200,328 | 13,479,040* | 884,679,368 | 50.58 |

* Temasek is deemed to be interested in the 13,479,040 shares held by its other subsidiaries.

**Top 20 Shareholders as of February 28, 2006**

| No. | Name | No. of Shares Held | % |
|---|---|---|---|
| 1 | Temasek Holdings (Private) Limited | 871,200,328 | 49.81 |
| 2 | DBS Nominees Pte Ltd | 209,599,402 | 11.98 |
| 3 | Raffles Nominees Pte Ltd | 190,909,666 | 10.91 |
| 4 | HSBC (Singapore) Nominees Pte Ltd | 93,561,442 | 5.35 |
| 5 | Citibank Nominees Singapore Pte Ltd | 90,379,735 | 5.17 |
| 6 | United Overseas Bank Nominees Pte Ltd | 69,046,514 | 3.95 |
| 7 | OCBC Nominees Singapore Pte Ltd | 12,645,444 | 0.72 |
| 8 | Startree Investments Pte Ltd | 9,400,000 | 0.54 |
| 9 | Morgan Stanley Asia (Singapore) | 9,369,110 | 0.54 |
| 10 | Macquarie Securities (S) Pte Ltd | 3,613,410 | 0.21 |
| 11 | Oversea-Chinese Bank Nominees Pte Ltd | 3,518,997 | 0.20 |
| 12 | UOB Kay Hian Pte Ltd | 3,202,875 | 0.18 |
| 13 | DB Nominees (S) Pte Ltd | 3,174,327 | 0.18 |
| 14 | Merrill Lynch (Singapore) Pte Ltd | 2,974,013 | 0.17 |
| 15 | The Asia Life Assurance Society Ltd - Par Fund | 1,886,580 | 0.11 |
| 16 | DBS Vickers Secs (S) Pte Ltd | 1,715,812 | 0.10 |
| 17 | Phillip Securities Pte Ltd | 1,695,325 | 0.10 |
| 18 | OCBC Securities Private Ltd | 1,580,158 | 0.09 |
| 19 | Royal Bank of Canada (Asia) Ltd | 1,400,200 | 0.08 |
| 20 | Wong Kok Siew | 1,260,959 | 0.07 |
| | | 1,582,134,297 | 90.46 |

| Range of Shareholdings | No. of Shareholders | % | No. of Shares | % |
|---|---|---|---|---|
| 1 - 999 | 3,351 | 13.66 | 2,130,319 | 0.12 |
| 1,000 - 10,000 | 18,203 | 74.23 | 64,761,595 | 3.70 |
| 10,001 - 1,000,000 | 2,948 | 12.02 | 97,738,496 | 5.59 |
| 1,000,001 and above | 22 | 0.09 | 1,584,451,687 | 90.59 |
| | 24,524 | 100.00 | 1,749,082,097 | 100.00 |

# Corporate Information

**Board of Directors**
Peter Seah Lim Huat
*Chairman*

Tang Kin Fei
*Group President & CEO*

K Shanmugam
Goh Geok Ling
Richard Hale, OBE
Yong Ying-I
Dr Vichit Suraphongchai
Colin Au Fook Yew
Evert Henkes
Lee Suet Fern
Lua Cheng Eng[1]

**Executive Committee**
Peter Seah Lim Huat
*Chairman*

Goh Geok Ling
Colin Au Fook Yew

**Audit Committee**
Richard Hale, OBE[2]
*Chairman*

K Shanmugam
Lee Suet Fern

**Executive Resource & Compensation Committee**
Peter Seah Lim Huat
*Chairman*

Goh Geok Ling
K Shanmugam

**Nominating Committee**
Peter Seah Lim Huat
*Chairman*

Goh Geok Ling
K Shanmugam

**Budget Committee**
Yong Ying-I
*Chairman*

Dr Vichit Suraphongchai

**Risk Committee**
Richard Hale, OBE[2]
*Chairman*

K Shanmugam
Lee Suet Fern

**Company Secretary**
Kwong Sook May

**Registered Office**
30 Hill Street, #05-04
Singapore 179360
Tel: (65) 6723 3113
Fax: (65) 6822 3254
www.sembcorp.com.sg

**Registrar**
M & C Services
138 Robinson Road #17-00
The Corporate Office
Singapore 068906
Tel: (65) 6227 6660
Fax: (65) 6225 1452

**Bankers**
Citibank NA
3 Temasek Avenue, #17-00
Centennial Tower
Singapore 039190

Oversea-Chinese Banking Corporation
65 Chulia Street
OCBC Centre
Singapore 049513

United Overseas Bank
80 Raffles Place
UOB Plaza
Singapore 048624

The Bank of Tokyo-Mitsubishi UFJ
9 Raffles Place #01-01
Republic Plaza
Singapore 048619

DBS Group
6 Shenton Way
DBS Building
Singapore 068809

The Hongkong and Shanghai Banking Corporation
21 Collyer Quay #14-01
HSBC Building
Singapore 049320

Standard Chartered Bank
6 Battery Road
Singapore 049909

**Auditors**
KPMG
Certified Public Accountants
16 Raffles Quay #22-00
Hong Leong Building
Singapore 048581

Partner-in-Charge: Phuoc Tran
(Appointed during the financial year ended December 31, 2005)

Notes:

1 Mr Lua Cheng Eng vacated his office of Director with effect from February 14, 2006.
2 Mr Richard Hale, OBE took over as Chairman of the Audit Committee and Risk Committee from Mr Lua Cheng Eng with effect from February 14, 2006.

# Notice of Annual General Meeting

Notice is hereby given that the Eighth Annual General Meeting of the Company will be held at The Theatrette, 60 Admiralty Road West, Singapore 759947 on Thursday, April 27, 2006 at 11.00 am for the following purposes:

**Ordinary Business**

1. To receive and adopt the Directors' Report and Accounts for the year ended December 31, 2005 **Resolution 1**

2. To approve the payment of a gross final dividend of 6.5 cents per share less income tax for the year ended December 31, 2005 **Resolution 2**

3. To re-elect the following Directors, each of whom will retire by rotation pursuant to Article 93 of the Company's Articles of Association and who, being eligible, will offer themselves for re-election:

   a. K Shanmugam *(Independent Member of Audit Committee)* **Resolution 3**
   b. Goh Geok Ling **Resolution 4**
   c. Richard Hale, OBE *(Independent Chairman of Audit Committee)* **Resolution 5**

4. To re-elect the following Directors, each of whom will retire pursuant to Article 99 of the Company's Articles of Association and who, being eligible, will offer themselves for re-election:

   a. Tang Kin Fei **Resolution 6**
   b. Lee Suet Fern **Resolution 7**

5. To approve the sum of $643,083 as Directors' Fees for the year ended December 31, 2005 (2004: $635,166) **Resolution 8**

6. To re-appoint KPMG as Auditors of the Company and authorise the Directors to fix their remuneration **Resolution 9**

**Special Business**

To consider and, if thought fit, to pass the following resolutions which will be proposed as Ordinary Resolutions:

7. That authority be and is hereby given to the Directors of the Company to: **Resolution 10**

   a. i. issue shares in the capital of the Company (**"shares"**) whether by way of rights, bonus or otherwise; and/or

   ii. make or grant offers, agreements or options (collectively, **"Instruments"**) that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares,

   at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit; and

   b. (notwithstanding the authority conferred by this Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while this Resolution was in force,

   **provided that:**

   1. the aggregate number of shares to be issued pursuant to this Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 50% of the issued share capital of the Company (as calculated in accordance with sub-paragraph (2) below), of which the aggregate number of shares to be issued other than on a pro rata basis to shareholders of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 20% of the issued share capital of the Company (as calculated in accordance with sub-paragraph (2) below);

2. (subject to such manner of calculation as may be prescribed by the Singapore Exchange Securities Trading Limited (**"SGX-ST"**)) for the purpose of determining the aggregate number of shares that may be issued under sub-paragraph (1) above, the percentage of issued share capital shall be based on the issued share capital of the Company as at the time this Resolution is passed, after adjusting for:

   i. new shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time this Resolution is passed; and

   ii. any subsequent consolidation or subdivision of shares;

3. in exercising the authority conferred by this Resolution, the Company shall comply with the provisions of the Listing Manual of the SGX-ST for the time being in force (unless such compliance has been waived by the SGX-ST) and the Articles of Association for the time being of the Company; and

4. (unless revoked or varied by the Company in General Meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier.

8. That approval be and is hereby given to the Directors to: **Resolution 11**

   a. offer and grant options in accordance with the provisions of the SembCorp Industries Share Option Plan (the **"Share Option Plan"**) and/or to grant awards in accordance with the provisions of the SembCorp Industries Performance Share Plan (the **"Performance Share Plan"**) and/or the SembCorp Industries Restricted Stock Plan (the **"Restricted Stock Plan"**) (the Share Option Plan, the Performance Share Plan and the Restricted Stock Plan, together the **"Share Plans"**); and

   b. allot and issue from time to time such number of shares in the capital of the Company as may be required to be issued pursuant to the exercise of options under the Share Option Plan and/or such number of fully paid shares as may be required to be issued pursuant to the vesting of awards under the Performance Share Plan and/or the Restricted Stock Plan,

   **provided that** the aggregate number of shares to be issued pursuant to the Share Plans shall not exceed 15% of the issued share capital of the Company from time to time.

9. To transact any other business

By Order of the Board

Kwong Sook May
Company Secretary
March 22, 2006

**Explanatory Notes:**
Resolution 3 – if re-elected, K Shanmugam will remain as a member of the Audit Committee. K Shanmugam is an independent Director.
Resolution 5 – if re-elected, Richard Hale, OBE will remain as the Chairman of the Audit Committee. Richard Hale, OBE is an independent Director.

# Notice of Annual General Meeting

**Statement pursuant to Article 55 of the Articles of Association of the Company:**

Resolution 10 – is to empower the Directors to issue shares in the capital of the Company and to make or grant instruments (such as warrants or debentures) convertible into shares, and to issue shares in pursuance of such instruments, up to an amount not exceeding in total 50% of the issued share capital of the Company, with a sub-limit of 20% for issues other than on a pro rata basis to shareholders. For the purpose of determining the aggregate number of shares that may be issued, the percentage of issued share capital shall be based on the issued share capital of the Company at the time that Resolution 10 is passed, after adjusting for (a) new shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time that Resolution 10 is passed, and (b) any subsequent consolidation or subdivision of shares.

Resolution 11 – is to empower the Directors to offer and grant options and/or grant awards and to issue shares in the capital of the Company pursuant to the SembCorp Industries Share Option Plan, the SembCorp Industries Performance Share Plan and the SembCorp Industries Restricted Stock Plan (collectively, the **"Share Plans"**) provided that the aggregate number of shares issued pursuant to the Share Plans shall not exceed 15% of the issued share capital of the Company for the time being.

**Note:** A member entitled to attend and vote at the Annual General Meeting is entitled to appoint not more than two proxies to attend and vote in his stead. A proxy need not be a member of the Company. Proxies must be lodged at the Registered Office of the Company *not later than 48 hours* before the time of the meeting.

**Notice of Books Closure and Dividend Payment Date**

NOTICE IS HEREBY GIVEN that the Register of Members and Share Transfer Books of the Company will be closed on May 5, 2006 to determine the shareholders' entitlements to the proposed dividend. Duly completed transfers of shares received by the Company's Share Registrar, M & C Services Private Limited at 138 Robinson Road #17-00, The Corporate Office, Singapore 068906, up to 5.00 pm on May 4, 2006 (the **"Book Closure Date"**) will be registered to determine shareholders' entitlements to the proposed dividend. Subject as aforesaid, shareholders whose securities accounts with The Central Depository (Pte) Limited are credited with ordinary shares in the capital of the Company as at 5.00 pm on the Book Closure Date will be entitled to the dividend.

The proposed dividend, if approved by the members at the Annual General Meeting, will be paid on May 19, 2006.

# Corporate Directory

**SembCorp Industries**
30 Hill Street, #05-04
Singapore 179360
Tel: (65) 6723 3113
Fax: (65) 6822 3254
www.sembcorp.com.sg

**UTILITIES**

**SembCorp Utilities**
30 Hill Street, #05-04
Singapore 179360
Tel: (65) 6723 3113
Fax: (65) 6822 3254
www.sembutilities.com

**SUT Division**
(formerly SUT Sakra and SUT Seraya)
**SembCorp Cogen**
**Propylene Purification Unit**
**SembCorp Air Products (HYCO)**
**Sakra Island Carbon Dioxide**
(The above are located in the same building on Jurong Island)
51 Sakra Avenue
Singapore 627894
Tel: (65) 6266 0416
Fax: (65) 6267 5662

**SembCorp Gas**
80 Sakra Road
Singapore 627863
Tel: (65) 6796 9933
Fax: (65) 6867 7066
www.sembgas.com

**SembCorp Power**
30 Hill Street, #04-02
Singapore 179360
Tel: (65) 6236 6280
Fax: (65) 6223 3376
www.sembpower.com

**SembCorp Utilities UK**
P O Box 1985
Wilton International
Middlesbrough
TS90 8WS
United Kingdom
Tel: (44) 01642 459955
Fax: (44) 01642 2126
www.sembutilities.co.uk

**SembCorp Utilities Investment Management (Shanghai) Limited**
No 1701, Fortune Gate, Units No. 503-506
Beijing Road West, Jin An District
Shanghai China 200040
Tel: (8621) 6288 0822
Fax: (8621) 6288 4151

**SMOE**
60 Admiralty Road West, #01-02
Singapore 759947
Tel: (65) 6752 2222
Fax: (65) 6752 8552
www.smoe.com

**MARINE ENGINEERING**

**SembCorp Marine**
29 Tanjong Kling Road
Singapore 628054
Tel: (65) 6265 1766
Fax: (65) 6261 0738
www.sembcorpmarine.com.sg

**Jurong Shipyard Pte Ltd**
29 Tanjong Kling Road
Singapore 628054
Tel: (65) 6265 1766
Fax: (65) 6265 0201

**Sembawang Shipyard Pte Ltd**
Admiralty Road West
Singapore 759956
Tel: (65) 6752 2222
Fax: (65) 6758 1025

**Jurong SML Pte Ltd**
59 Shipyard Road
Singapore 628143
Tel: (65) 6265 0177
Fax: (65) 6265 8700

**PPL Shipyard Pte Ltd**
21 Pandan Road
Singapore 609273
Tel: (65) 6264 0477
Fax: (65) 6264 4130

**Mauá Jurong SA**
Rua Dr. Paulo Frumencio 28,
Ponta Da Areia Niteroi
RJ CEP 24.040-290, Brazil
Tel: (55-21) 2613 9999 / 2613 9961
Fax: (55-21) 2717 1757

**P. T. Karimun Sembawang Shipyard**
P.O. Box 76, Tg. Balai Karimun 29661
Teluk Paku, Kel, Pasir Panjang
Kec. Meral Kabupaten Karimun
Riau-Indonesia
Tel: (62) 777 23365
Fax: (62) 777 23385

**ENVIRONMENTAL ENGINEERING**

**SembCorp Environmental Management Pte Ltd**
3 Lim Teck Kim Road, #08-01 & #09-01
Singapore Technologies Building
Singapore 088934
Tel: (65) 6323 4548
Fax: (65) 6323 4598
Email: contactus@sembenviro.com

**SembEnviro Tay Paper**
48 Gul Ave
Singapore 629681
Tel: (65) 6863 3230
Fax: (65) 6863 3193
Email: taypaper@sembenviro.com

**SembVISY Recycling**
SembSITA House
12 Tuas Ave 18
Singapore 638896
Tel: (65) 6861 5955 / 6861 5381
Fax: (65) 6862 1468
Email: contactus@sembenviro.com

**SembWaste**
4543 Jalan Bukit Merah
Singapore 159470
Tel: (65) 6861 1218
Fax: (65) 6227 1443
Hotline: (65) 6861 2288
Email: marketing@sembenviro.com

**SembWaste Cleantech**
3 Lim Teck Kim Road
#09-01 Singapore Technologies Building
Singapore 088934
Tel: (65) 6228 2600
Fax: (65) 6227 3739
Email: contactus@sembenviro.com

# Corporate Directory

**Representative Office (Shanghai)**
Suite 3708, Raffles City (Office Tower)
268 Xi Zang Middle Road
Shanghai 200001
*People's Republic of China*
Tel: 86 21 6340 4318
Fax: 86 21 6340 4798
Email: tzeshang.tan@sembenviro.com

**SembRamky Environmental Management (India)**
6-3-1089/G/10&11
Gulmohar Avenue
Raj Bhavan Road,
Somajiguda, Hyderabad
500 082 India
Tel: 91 40 2330 8996
Fax: 91 40 2330 2353
Email: thomas.khoman@sembenviro.com

**LOGISTICS**

**SembCorp Logistics**
5 Clementi Loop
Singapore 129816
Tel: (65) 6462 2288
Fax: (65) 6462 8890
www.semblog.com

**Singapore Offshore Petroleum Services**
Loyang Offshore Supply Base
Loyang Crescent
Singapore 508988
Tel: (65) 6545 2541
Fax: (65) 6542 8807
www.sopsloyang.com

**SembCorp Logistics (Australia)**
7 Hill Road, Homebush Bay
New South Wales 2127
Australia
Tel: (61) 2 9647 1322
Fax: (61) 2 9647 2028
www.semblog.com.au

**Shenzhen ST-Anda Logistics**
18/F Times Plaza
No. 1 Taizi Road Shekou
Shenzhen 518067
People's Republic of China
Tel: (86) 755 2681 9188
Fax: (86) 755 2681 9288
www.st-anda.com

**SembCorp Logistics (India)**
2nd Floor, No. 51, Montieth Road
Egmore, Chennai 600-008
India
Tel: (91) 44 2854 2000
Fax: (91) 44 5218 2238
www.semblogindia.com

**Footwork Express**
4-4-2 Kitakyuhouji-machi, Chuo-ku
Osaka, 541-0057
Japan
Tel: (81) 6 6243 3551
Fax: (81) 6 6243 2601
www.footwork.co.jp

**SembCorp Kukbo Logistics**
9th Floor, Woojin Building
*890-48 Daechi-Dong*
Gangnam-Gu, Seoul, Korea
Tel: (82) 2 514 3226
Fax: (82) 2 508 3630

**SembCorp Logistics (Taiwan)**
6F-2, No. 285, Sec. 4, Zhongxiao E. Road
Da-an District, Taipei 106
Taiwan, Republic of China
Tel: (886) 2 2721 3399
Fax: (886) 2 2778 2300

**KPN-ST Logistics**
117 Moo 1, Bangna-Trad, Highway Km 21
Bangsaothong *District*
Samutprakarn 10540
Thailand
Tel: (66) 2 740 1740 / 0476
Fax: (66) 2 312 8436
www.kpnstl.co.th

**SembCorp Logistics (Malaysia)**
Lot 1, Persiaran Jubli Perak
Seksyen 17
40000 Shah Alam
Selangor Darul Ehsan
Malaysia
Tel: (60) 3 5542 3322
Fax: (60) 3 5542 2322

**PT SembLog Indonesia**
Patra Office Tower
17th Fl, Suite 1702
Jl. Gatot Subroto Kav 32-34
Jakarta 12950
Indonesia
Tel: (62) 21 4682 3707
Fax: (62) 21 4682 9011

**SembLog-MacroAsia Philippines**
12/F Allied Bank Centre
6754 Ayala Avenue
Makati City 1226
Philippines
Tel: (63) 2840 2001
Fax: (63) 2840 1892
www.semblog-macroasia.com

**SembLog-SGN Vietnam**
161 Ky Con Street
Nguyen Thai Binh Ward
District 1, Ho Chi Minh City
Vietnam
Tel: (84) 8914 1055
Fax: (84) 8914 1056

**ST-Airport Services**
3 Clementi Loop
Singapore 129815
Tel: (65) 6465 3213
Fax: (65) 6467 0012
www.st-airport.com

**ENGINEERING & CONSTRUCTION**

**SembCorp Engineers and Constructors**
60 Admiralty Road West, #03-01
Singapore 759947
Tel: (65) 6754 6678
Fax: (65) 6758 9891
www.sembcorpenc.com

**SembCorp Simon-Carves**
PO Box 17, Cheadle Hulme
Cheadle, Cheshire, SK8 5BR
United Kingdom
Tel: (44) 0161 486 4000
Fax: (44) 0161 486 1302
www.simoncarves.com

# Corporate Directory

**SembCorp (Malaysia)**
Suite 1006, 10th Floor, Menara Amcorp
Jalan Persiaran Barat,
46200 Petaling Jaya
Selangor Darul Ehsan
Malaysia
Tel: (603) 7955 5293
Fax: (603) 7955 5290

**Sempec Indonesia**
Wisma GKB1, 12th floor, Suite 1209
Jl. Jend. Sudirman No. 28
Jakarta 10210
Indonesia
Tel: (62) 21 574 1128
Fax: (62) 21 574 1130

**SembCorp Infrastructure (India)**
Crest House 1st Floor
3/1, Langford Road
Karnataka, Langford Town
Bangalore 560025
India
Tel: (91) 80 207 6788 / 207 6789
Fax: (91) 80 207 6787

**SembCorp (Tianjin) Construction Engineering**
Room 1106, The Exchange
189 Nanjing Road
Heping District Tianjin
China 300051
People's Republic of China
Tel: (86) 22 831 91198
Fax: (86) 22 831 91178

**SembCorp Engineers and Constructors Middle East**
Unit 251, LOB 15
P O Box 17188
Jebel Ali Free Zone
Dubai, United Arab Emirates
Tel: (97) 14 881 5165
Fax: (97) 14 881 9179

**Others**

**The Singapore Mint**
(A division of Singapore Precision Industries)
20 Teban Gardens Crescent
Singapore 608928
Tel: (65) 6566 2626
Fax: (65) 6565 2626 / 6567 2626
www.mint.com.sg

**SembCorp Parks Holdings / SembCorp Parks Management**
3 Lim Teck Kim Road, #12-02
Singapore Technologies Building
Singapore 088934
Tel: (65) 6221 5374
Fax: (65) 6222 1994
www.sembpark.com.sg

This page is intentionally left blank

# Proxy Form

**SembCorp Industries Ltd**
Co Regn No. 199802418D
(Incorporated in the Republic of Singapore)

**Eighth Annual General Meeting**

**IMPORTANT**
1. For investors who have used their CPF monies to buy SembCorp Industries Ltd's shares, this report is forwarded to them at the request of their CPF Approved Nominees solely **FOR INFORMATION ONLY**.
2. This Proxy Form is not valid for use by CPF investors and shall be ineffective for all intents and purposes if used or purported to be used by them.

I/We ______________________________ (Name) ______________________ (NRIC No.)

of ______________________________________________ (Address)

being a member/members of SEMBCORP INDUSTRIES LTD hereby appoint:

| Name | Address | NRIC/Passport No. | % of Shareholdings |
|---|---|---|---|
| | | | |
| and/or (delete as appropriate) | | | |
| | | | |

as my/our proxy/proxies to attend and vote for me/us on my/our behalf and, if necessary, to demand a poll, at the Annual General Meeting of the Company to be held on Thursday, April 27, 2006 at 11.00 am at The Theatrette, 60 Admiralty Road West, Singapore 759947 and at any adjournment thereof.

*(Please indicate with an "X" in the spaces provided whether you wish your vote(s) to be cast for or against the Resolutions as set out in the Notice of Annual General Meeting. In the absence of specific directions, the proxy/proxies will vote or abstain as he/they may think fit, as he/they will on any other matter arising at the Annual General Meeting.)*

| No. | Resolutions | For | Against |
|---|---|---|---|
| | **Ordinary Business** | | |
| 1 | To adopt the Directors' Report and Accounts | | |
| 2 | To declare a Final Dividend | | |
| 3 | To re-elect K Shanmugam | | |
| 4 | To re-elect Goh Geok Ling | | |
| 5 | To re-elect Richard Hale, OBE | | |
| 6 | To re-elect Tang Kin Fei | | |
| 7 | To re-elect Lee Suet Fern | | |
| 8 | To approve Directors' Fees | | |
| 9 | To re-appoint KPMG as Auditors and to fix their Remuneration | | |
| | **Special Business** | | |
| 10 | To approve the renewal of Share Issue Mandate | | |
| 11 | To authorise the Directors to grant options and/or grant awards and issue shares under the SembCorp Industries' Share Plans | | |

| Total Number of Shares Held |
|---|
| |

_______________________________
Signature(s) or Common Seal of member(s)

_______________
Date

PLEASE GLUE AND SEAL ALONG THE EDGE

Notes:

1. Please insert the total number of shares held by you. If you have shares entered against your name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50 of Singapore), you should insert that number of shares. If you have shares registered in your name in the Register of Members, you should insert that number of shares. If you have shares entered against your name in the Depository Register and shares registered in your name in the Register of Members, you should insert the aggregate number of shares entered against your name in the Depository Register and registered in your name in the Register of Members. If no number is inserted, the instrument appointing a proxy or proxies shall be deemed to relate to all the shares held by you.

2. A member entitled to attend and vote at a meeting of the Company is entitled to appoint one or two proxies to attend and vote instead of him. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportion of his holding (expressed as a percentage of the whole) to be represented by each proxy.

3. The instrument appointing a proxy or proxies must be deposited at the registered office of the Company at 30 Hill Street #05-04 Singapore 179360 not less than 48 hours before the time appointed for the Annual General Meeting.

1st FOLD

4. The instrument appointing a proxy or proxies must be under the hand of the appointor or of his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed either under its seal or under the hand of an officer or attorney duly authorised.

5. A corporation which is a member may authorise by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the Annual General Meeting, in accordance with Section 179 of the Companies Act, Chapter 50 of Singapore.

6. The Company shall be entitled to reject the instrument appointing a proxy or proxies if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument appointing a proxy or proxies. In addition, in the case of members whose shares are entered against their names in the Depository Register, the Company may reject any instrument appointing a proxy or proxies lodged if such members are not shown to have shares entered against their names in the Depository Register 48 hours before the time appointed for holding the Annual General Meeting as certified by the Central Depository (Pte) Limited to the Company.

2nd FOLD

SembCorp Industries

Affix
Postage
Stamp

The Company Secretary
**SembCorp Industries Ltd**
30 Hill Street #05-04
Singapore 179360

3rd FOLD


PDMF
1
00GDB11BB001
FEEDWATER
SembCorp
Industries

**CIRCULAR DATED 3 APRIL 2006**

**THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.**

If you are in any doubt as to the course of action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

If you have sold your ordinary shares in the capital of SembCorp Industries Ltd (the "**Company**"), you should immediately forward this Circular and the Proxy Form attached to this Circular to the purchaser or to the stockbroker or other agent through whom the sale was effected for onward transmission to the purchaser.

SembCorp Industries

# SEMBCORP INDUSTRIES LTD

(Incorporated in the Republic of Singapore)
Company Registration Number: 199802418D

## CIRCULAR TO SHAREHOLDERS

**IN RELATION TO**

**(1) the proposed renewal of the Shareholders Mandate;**

**(2) the proposed alterations to the Articles of Association; and**

**(3) the proposed adoption of the Share Purchase Mandate.**

**IMPORTANT DATES AND TIMES:**

| | | |
|---|---|---|
| Last date and time for lodgement of Proxy Form | : | 25 April 2006 at 11.20 a.m. |
| Date and time of Extraordinary General Meeting | : | 27 April 2006 at 11.20 a.m. (or as soon thereafter following the conclusion or adjournment of the Eighth Annual General Meeting of the Company to be held at 11.00 a.m. on the same day and at the same place) |
| Place of Extraordinary General Meeting | : | The Theatrette<br>60 Admiralty Road West<br>Singapore 759947 |

In this Circular, the following definitions apply throughout unless otherwise stated:

| | | |
|---|---|---|
| **"Articles"** | : | The Articles of Association of the Company. |
| **"CDP"** | : | The Central Depository (Pte) Limited. |
| **"2005 Circular"** | : | The Company's Circular to Shareholders dated 4 April 2005. |
| **"Companies Act"** | : | The Companies Act, Chapter 50 of Singapore. |
| **"Companies (Amendment) Act"** | : | The Companies (Amendment) Act 2005 of Singapore. |
| **"Company"** or **"SCI"** | : | SembCorp Industries Ltd. |
| **"Directors"** | : | The directors of the Company for the time being. |
| **"EGM"** | : | The extraordinary general meeting of the Company, notice of which is given on pages 62 to 64 of this Circular. |
| **"2005 EGM"** | : | The extraordinary general meeting of the Company held on 26 April 2005. |
| **"EPS"** | : | Earnings per Share. |
| **"Group"** | : | The Company and its subsidiaries. |
| **"Latest Practicable Date"** | : | The latest practicable date prior to the printing of this Circular, being 15 March 2006. |
| **"Listing Manual"** | : | The listing manual of the SGX-ST, including any amendments made thereto up to the Latest Practicable Date. |
| **"Market Day"** | : | A day on which the SGX-ST is open for trading in securities. |
| **"NTA"** | : | Net tangible assets. |
| **"Securities Accounts"** | : | Securities accounts maintained by Depositors with CDP, but not including securities sub-accounts maintained with a Depository Agent. |
| **"SGX-ST"** | : | Singapore Exchange Securities Trading Limited. |
| **"Share Purchase Mandate"** | : | The mandate to enable the Company to purchase or otherwise acquire its issued Shares. |
| **"Shareholders"** | : | Persons who are registered as holders of Shares in the Register of Members of the Company and Depositors who have Shares entered against their names in the Depository Register. |
| **"Shares"** | : | Ordinary shares in the capital of the Company. |
| **"Take-over Code"** | : | The Singapore Code on Take-overs and Mergers. |

| | | |
|---|---|---|
| "**Temasek**" | : | Temasek Holdings (Private) Limited. |
| "**S$**", "**$**" and "**cents**" | : | Singapore dollars and cents, respectively. |
| "**%**" or "**per cent.**" | : | Per centum or percentage. |

The terms "**Depositor**", "**Depository Agent**" and "**Depository Register**" shall have the meanings ascribed to them respectively in Section 130A of the Companies Act.

Words importing the singular shall, where applicable, include the plural and *vice versa*. Words importing the masculine gender shall, where applicable, include the feminine and neuter genders. References to persons shall include corporations.

Any reference in this Circular to any enactment is a reference to that enactment as for the time being amended or re-enacted. Any word defined under the Companies Act or any statutory modification thereof and not otherwise defined in this Circular shall have the same meaning assigned to it under the Companies Act or any statutory modification thereof, as the case may be.

The headings in this Circular are inserted for convenience only and shall be ignored in construing this Circular.

Any reference to a time of day in this Circular is made by reference to Singapore time unless otherwise stated.

Any discrepancies in the tables in this Circular between the listed amounts and the totals thereof are due to rounding.

# SEMBCORP INDUSTRIES LTD

(Incorporated in the Republic of Singapore)
Company Registration No. 19980241

**Directors:**

Peter Seah Lim Huat *(Chairman)*
Tang Kin Fei *(Group President & CEO)*
K Shanmugam
Goh Geok Ling
Richard Hale OBE
Yong Ying-I
Dr Vichit Suraphongchai
Colin Au Fook Yew
Evert Henkes
Lee Suet Fern

**Registered Office:**

30 Hill Street #05-04
Singapore 179360

3 April 2006

To: The Shareholders of
SembCorp Industries Ltd

Dear Sir/Madam

## 1. INTRODUCTION

1.1 **EGM**. The Directors are convening an EGM to be held on 27 April 2006 to seek Shareholders' approval for the following proposals:

(a) the proposed renewal of the Shareholders Mandate;

(b) the proposed alterations to the Articles; and

(c) the proposed adoption of the Share Purchase Mandate.

1.2 **Circular**. The purpose of this Circular is to provide Shareholders with information relating to the proposals to be tabled at the EGM.

1.3 **SGX-ST**. The SGX-ST takes no responsibility for the accuracy of any statements or opinions made in this Circular.

## 2. THE PROPOSED RENEWAL OF THE SHAREHOLDERS MANDATE

2.1 **Shareholders Mandate**. At the 2005 EGM, approval of the Shareholders was obtained for the modifications to, and renewal of, a shareholders mandate (the "**Shareholders Mandate**") to enable the Company, its subsidiaries and associated companies that are entities at risk (as that term is used in Chapter 9 of the Listing Manual) to enter into certain interested person transactions ("**Interested Person Transactions**") with the classes of interested persons as set out in the Shareholders Mandate. Particulars of the Shareholders Mandate are set out in Appendix 1 to the 2005 Circular.

2.2 **Proposed Renewal of the Shareholders Mandate**. The Shareholders Mandate was expressed to take effect until the conclusion of the next Annual General Meeting ("**AGM**") of the Company, being the Eighth AGM which is scheduled to be held on 27 April 2006. Accordingly, the Directors propose that the Shareholders Mandate be renewed at the EGM, to take effect until the Ninth AGM of the Company.

The particulars of the Interested Person Transactions in respect of which the Shareholders Mandate is sought to be renewed remain unchanged.

2.3 **Appendix 1**. The Shareholders Mandate, including the rationale for, and the benefits to, the Company, the review procedures for determining transaction prices and other general information relating to Chapter 9 of the Listing Manual, are set out in Appendix 1 to this Circular.

2.4 **Audit Committee Statement**. The Audit Committee of the Company, comprising Messrs Richard Hale OBE, K Shanmugam and Lee Suet Fern, confirms that:

(a) the methods or procedures for determining the transaction prices under the Shareholders Mandate have not changed since the 2005 EGM; and

(b) the methods or procedures referred to in *paragraph* 2.4(a) above are sufficient to ensure that the transactions will be carried out on normal commercial terms and will not be prejudicial to the interests of the Company and its minority Shareholders.

## 3. THE PROPOSED ALTERATIONS TO THE ARTICLES OF ASSOCIATION

3.1 **The Companies (Amendment) Act**. The Companies (Amendment) Act, which came into operation on 30 January 2006, introduced key amendments to the Companies Act resulting in significant changes to the company law regime. These amendments include the abolition of the concepts of par value and authorised capital, and allowing repurchased shares to be held as treasury shares.

With the abolition of the concept of par value pursuant to the Companies (Amendment) Act, shares of a company no longer have any par or nominal value. The concepts of share premium and the issue of shares at a discount have also been abolished accordingly. All amounts standing to the credit of a company's share premium account and capital redemption reserves (if any) as at 30 January 2006 would become part of the company's share capital.

The Companies (Amendment) Act also introduced new provisions on share buy backs and treasury shares. Under these new provisions, a company can now repurchase shares out of capital, as well as from profits. Ordinary shares which are the subject of a share repurchase by a company can be held by that company as treasury shares instead of being cancelled. The right to attend and vote at meetings and the right to dividends or other distributions will be suspended for so long as the repurchased shares are held in treasury.

3.2 **Alterations to the Articles**. The Articles need to be altered as a result of the above changes introduced by the Companies (Amendment) Act. The Company is also taking this opportunity to streamline and rationalise certain other provisions in the Articles.

3.3 **Summary of Alterations**. The following is a summary of the main proposed alterations to the Articles:

3.3.1 ***Article 2***

Article 2 is the interpretation section of the Articles, and is proposed to be altered to provide for the following:

(a) that the expression "treasury shares" is to have the meaning ascribed to it in the Companies Act, namely, shares which were (or are treated as having been) purchased by the Company in circumstances in which Section 76H of the Companies Act applies, and have been held by the Company continuously since the treasury shares were so purchased;

(b) that, except where otherwise expressly provided in the Articles, references in the Articles to "holders" of shares or a class of shares shall exclude the Company in relation to shares held by it as treasury shares; and

(c) that references in the Articles to "member" shall, where the Companies Act requires, exclude the Company where it is a member by reason of its holding of its shares as treasury shares.

Drafting changes are also proposed to provide that any reference in the Articles to any enactment is a reference to that enactment as for the time being amended or re-enacted, and further that the headnotes are inserted for convenience only and shall not affect the construction of the Articles.

3.3.2 ***Article 3***

Article 3 states the authorised share capital of the Company, and is proposed to be deleted following the abolition of the concept of authorised capital pursuant to the Companies (Amendment) Act.

3.3.3 ***Article 4***

Article 4(b) provides that no shares are to be issued at a discount except in accordance with the provisions of the relevant statutes, and is proposed to be deleted following the abolition of the concept of the issue of shares at a discount pursuant to the Companies (Amendment) Act.

3.3.4 ***Article 5(A)***

Article 5(A) provides for the rights of preference shareholders. As required by the Listing Manual, it also provides that in the event of preference shares being issued, the total nominal value of issued preference shares shall not at any time exceed the total nominal value of the issued ordinary shares. In view of the abolition of the concept of par value, it is proposed that this provision be amended so as to provide that preference shares may be issued subject to such limitation thereof as may be prescribed by any stock exchange on which the shares in the Company may be listed.

3.3.5 ***New Article 5A***

New Article 5A on treasury shares is proposed to be inserted. This new Article will provide that the Company may not exercise any right in respect of treasury shares other than as provided by the Companies Act but that subject thereto, the Company may hold or deal with its treasury shares in the manner authorised by, or prescribed pursuant to, the Companies Act.

3.3.6 ***Article 6(A)***

Article 6(A) provides for the holding of separate general meetings of holders of different classes of shares (if the share capital of the Company is divided into different classes of shares) where their rights are proposed to be varied or abrogated by special resolution. Article 6(A) further provides that the quorum for such general meetings shall be two persons at least holding or representing by proxy at least one-third in nominal value of the issued shares of that class and that where the necessary majority for a special resolution is not obtained at such general meeting, the consent in writing if obtained from the holders of three-quarters in nominal value of the issued shares of the class concerned within two months of such general meeting shall be as valid and effectual as a special resolution carried at such general meeting. Following the abolition of the concept of nominal or par value pursuant to the Companies (Amendment) Act, Article 6(A) is proposed to be altered to delete references to the nominal value of the issued shares of that class.

3.3.7 ***Article 7***

Article 7 provides that the Company may by Ordinary Resolution increase its capital by such sum to be divided into shares of such amounts as the resolution shall prescribe, and is proposed to be deleted following the abolition of the concepts of par value and authorised capital pursuant to the Companies (Amendment) Act.

3.3.8 ***Article 8(A)***

Article 8(A) provides for all new shares to be offered to existing members in proportion (as nearly as possible) to the amount of the existing shares to which they are entitled. This Article is proposed to be altered to replace the reference to "amount" of existing shares with a reference to "number" of existing shares following the abolition of the concept of par value pursuant to the Companies (Amendment) Act.

3.3.9 ***Article 8(B)***

Article 8(B) relates to the general share issue mandate. It provides that the Company may by Ordinary Resolution give the Directors a general authority to issue shares and to make or grant offers, agreements or options that might or would require shares to be issued, including the creation and issue of warrants, debentures or other instruments convertible into shares, and (notwithstanding that such authority may have ceased to be in force) to issue shares in pursuance of an instrument made or granted while the authority was in force.

Article 8(B) further provides that the aggregate number of shares that may be issued pursuant to the Ordinary Resolution cannot exceed 50% of the issued share capital of the Company, of which the aggregate number of shares to be issued other than on a *pro rata* basis to shareholders does not exceed 20% of the issued share capital of the Company. For these purposes, the percentage of the issued share capital is to be based on the issued share capital of the Company at the time that the Ordinary Resolution is passed, after adjusting for (a) new shares arising upon the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time that the Ordinary Resolution is passed, and (b) any subsequent consolidation or subdivision of shares.

The specific limits and manner of calculation currently contained in Article 8(B) follow the specific provisions of Rule 806 of the Listing Manual. Article 8(B) is proposed to be altered to delete the references to these specific limits and manner of calculation, and to instead provide that the aggregate number of shares which may be issued pursuant to the general share issue mandate is to be subject to such limits and manner of calculation as may be prescribed by the SGX-ST from time to time.

The proposed alterations to Article 8(B) will obviate the necessity for the Company to alter its Articles as and when the relevant provisions of the Listing Manual relating to the general share issue mandate are altered by the SGX-ST. Any Ordinary Resolution passed pursuant to Article 8(B), as proposed to be altered, will continue to be subject to the specific limits and manner of calculation prescribed by the Listing Manual from time to time.

3.3.10 ***Article 9***

Article 9 provides that the Company may by Ordinary Resolution (*inter alia*):

(a) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(b) cancel any shares which have not been taken by any person and diminish the amount of its capital by the amount of the shares so cancelled; and

(c) subdivide its shares into shares of smaller amount.

The provisions referred to in sub-paragraphs (a) and (c) above are proposed to be altered to delete the references to the "amount" of shares following the abolition of the concept of par value pursuant to the Companies (Amendment) Act.

The provision referred to in sub-paragraph (b) above is proposed to be deleted altogether following the abolition of the concept of authorised capital pursuant to the Companies (Amendment) Act.

3.3.11 ***Article 10***

Article 10 currently provides that the Company may reduce its share capital or capital redemption reserve fund, share premium account or other undistributable reserve.

A new paragraph (A) is proposed to be inserted in Article 10 to provide that the Company may, in accordance with the Companies Act, purchase or otherwise acquire its issued shares on such terms and in such manner as the Company may deem fit. In line with the provisions of the Companies (Amendment) Act, amended Article 10 will also enable the Company to either cancel ordinary shares purchased by it or to hold such ordinary shares as treasury shares.

Existing Article 10 will be redesignated as Article 10(B). Redesignated Article 10(B) is proposed to be altered to delete the references to the capital redemption reserve fund and the share premium account since under the Companies (Amendment) Act, any amounts standing to the credit of the Company's capital redemption reserve and share premium account became part of its share capital. This Article is further proposed to be amended to provide that upon cancellation of any share purchased or otherwise acquired by the Company, the number of issued shares in the Company will be diminished by the number of issued shares so purchased or acquired.

3.3.12 ***Article 14***

Article 14 provides that the Company may exercise the powers of paying commissions conferred by (*inter alia*) the Companies Act. Section 67 of the Companies Act relating to the power to pay certain commissions was repealed pursuant to the Companies (Amendment) Act. However, since the Company may nevertheless retain the power to pay commissions under the Articles, Article 14 is proposed to be altered to provide that the Company may pay commissions or brokerage on any issue of shares at such rate or amount and in such manner as the Directors may deem fit.

3.3.13 ***Article 16***

Article 16 on share certificates provides (*inter alia*) that every share certificate must specify the number and class of shares to which it relates and the amount paid up thereon. This Article is proposed to be altered to provide that the amount (if any) unpaid on the shares must also be specified in the share certificate, in order to be in line with Section 123 of the Companies Act, as amended pursuant to the Companies (Amendment) Act.

3.3.14 ***Articles 18 and 20(C)***

Articles 18 and 20(C) on share certificates and transfers are proposed to be altered to delete the references to stamp duty payable on share certificates since, under current law, no stamp duty is payable on share certificates.

3.3.15 ***Articles 21, 24 and 27***

Article 21 provides that Directors may from time to time make calls on members in respect of moneys unpaid on their shares (whether on account of the nominal value of the shares or, when permitted, by way of premium). Article 21 is proposed to be altered to delete the words in parenthesis referred to above.

Article 24 provides that any sum (whether on account of the nominal value of the shares or by way of premium) which becomes payable upon allotment or at any fixed date shall, for the purposes of the Articles, be deemed to be a call duly made and payable on the date on which, by the terms of issue, it becomes payable. Article 24 is proposed to be altered to delete the words in parenthesis referred to above.

Article 27 provides that Directors may from time to time accept payment in advance from members in respect of moneys unpaid on their shares (whether on account of the nominal value of the shares or by way of premium). Article 27 is proposed to be altered to delete the words in parenthesis referred to above.

The alterations to Articles 21, 24 and 27 are proposed to be made following the abolition of the concepts of nominal value and share premium pursuant to the Companies (Amendment) Act.

3.3.16 ***Article 39(B)***

Article 39(B) provides for the circumstances under which the Directors may refuse to register any instrument of transfer. Article 39(B) is proposed to be altered to provide that the Directors may refuse to register any instrument of transfer of shares unless (*inter alia*) the amount of stamp duty with which each instrument of transfer is chargeable has been paid, and that any instrument of transfer deposited for registration purposes has to be accompanied by a certificate of payment of stamp duty (if any).

3.3.17 ***Article 47***

Article 47 empowers the Directors, subject to shareholders' approval, to convert paid-up shares into stocks and re-convert stock into paid-up shares of any denomination. The words "of any denomination" are proposed to be deleted following the abolition of the concept of par or nominal value of shares pursuant to the Companies (Amendment) Act.

3.3.18 ***Articles 48 and 49***

Article 48 refers to rights of holders of stock to transfer such stock. A drafting change is proposed to Article 48, to replace the references to "amount of stock" which the holders can transfer with references to "number of stock units".

Article 49 provides that holders of stock shall, according to the amount of stock held by them, have the same rights and privileges as if they held the shares from which the stock arose. A drafting change is proposed to Article 49, to replace the references to "amount of stock" with references to "number of stock units".

3.3.19 ***Article 52***

Article 52 relates to notices of General Meetings. It provides that notice of General Meetings is to be given to all members other than those who are not entitled to receive such notices under the provisions of the Articles. This Article is proposed to be altered to provide that notice of General Meetings also need not be given to members who are not entitled to receive such notices under the provisions of the Companies Act. This is to make it clear that no notice of General Meeting needs to be given to the Company where it is a member by reason of its holding of its shares as treasury shares.

Article 52 also provides (*inter alia*) that a General Meeting is deemed to have been duly called notwithstanding that shorter notice has been given if, in the case of an Extraordinary General Meeting, the agreement of a majority in number of the members holding not less than 95% in nominal value of the shares is obtained. This Article is proposed to be altered to replace the reference to "nominal value of the shares" with a reference to "total voting rights", in order to be in line with Section 177(3)(b) of the Companies Act, as amended pursuant to the Companies (Amendment) Act.

3.3.20 ***Article 57***

Article 57 provides (*inter alia*) that the quorum at any General Meeting shall be two or more persons present in person or by proxy. Article 57 is proposed to be amended to make it clear that (a) a proxy representing more than one member shall only count as one member for the purpose of determining the quorum; and (b) where a member is represented by more than one proxy such proxies shall count as only one member for the purpose of determining the quorum.

3.3.21 ***Article 62***

Article 62 provides that at any General Meeting, a resolution put to the vote shall be decided by a show of hands unless a poll is demanded by (*inter alia*):

(a) not less than two members present in person or by proxy and entitled to vote; or

(b) a member present in person or by proxy and holding shares in the Company conferring a right to vote being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid on all the shares conferring that right.

The provision in sub-paragraph (a) above is proposed to be altered to make it clear that the two members, present in person or by proxy, demanding a poll are members entitled to vote at the meeting at which the resolution is put to the vote, to be in line with Section 178(b)(i) of the Companies Act.

The provision in sub-paragraph (b) above is proposed to be altered to provide that a poll can be demanded by a member present in person or by proxy and holding not less than 10% of the total number of paid-up shares of the Company (excluding treasury shares), following the abolition of the concept of par value and the introduction of provisions on treasury shares pursuant to the Companies (Amendment) Act.

3.3.22 ***Article 66***

Article 66 provides that subject and without prejudice to any special privileges or restrictions as to voting attached to any special class of shares, each member entitled to vote at a General Meeting may vote in person or by proxy. This Article is proposed to be altered to make it subject also to new Article 5A, which will provide that the Company shall not exercise any right (including the right to attend and vote at General Meetings) in respect of treasury shares other than as provided by the Companies Act.

Article 66 is also proposed to be altered to make it clear that where a member is represented by two proxies, only one of the two proxies as determined by the member or failing such determination, by the Chairman of the meeting or a person authorised by him, may vote on a show of hands.

3.3.23 ***Article 95***

Article 95 provides that the Company may at a meeting at which a Director retires fill the office vacated by electing the retiring Director or some other person eligible for appointment. In default, the retiring Director is deemed to have been re-elected except in certain instances including the instance where the Director has given notice in writing to the Company that he is unwilling to be re-elected. This provision is proposed to be altered so as to additionally provide that the retiring Director is deemed to be re-elected except where such Director is disqualified under the Companies Act from holding office as a Director.

3.3.24 ***Article 112***

Article 112 relates to the general power of the Directors to manage the Company's business. Drafting changes are proposed to align Article 112 with Section 157A(2) of the Companies Act (which is a provision incorporated into the Companies Act in May 2003), which provides that the directors may exercise all the powers of a company except any power that the Companies Act or the memorandum and articles of association of the company require the company to exercise in general meeting.

3.3.25 ***Article 122***

A drafting change is proposed to Article 122 on reserves, to provide that in carrying sums to reserve and in applying the same, the Directors shall comply with the provisions of (*inter alia*) the Companies Act, if any.

3.3.26 ***Article 125***

Article 125 provides for the payment of dividends to be made in proportion to the amount paid in respect of the shares. Article 125 on the apportionment of dividends is proposed to be altered, following the abolition of the concept of par value pursuant to the Companies (Amendment) Act, to provide that all dividends are to be paid in proportion to the number of shares held (as opposed to according to the amounts paid on the shares). Article 125 (as proposed to be altered) will also provide that where shares are partly paid, all dividends must be apportioned and paid proportionately to the amounts paid or credited as paid.

3.3.27 ***New Article 129A***

New Article 129A is proposed to be inserted. This new Article provides for the position in relation to dividends which remain unclaimed after first being payable.

3.3.28 ***Article 134***

Article 134(A) is proposed to be altered to permit the issue of bonus shares for which no consideration is payable, and to delete the references to the share premium account and the capital redemption reserve fund since under the Companies (Amendment) Act, any amounts standing to the credit of the Company's share premium account and the capital redemption reserve became part of its share capital.

Consequential alterations are proposed to Article 134(B).

3.3.29 ***Article 136***

Article 136 provides that the Directors shall cause to be laid before the Company in General Meeting, the profit and loss accounts, balance sheets, group accounts if any and such reports as may be necessary and that the interval between the close of financial year and the issue of accounts relating thereto shall not exceed five months. The

Companies Act has been changed to provide for such period not to exceed four months. Article 136 will be amended to provide that such period shall not exceed four months and that the four-month interval is between the close of financial year and the date of the Company's Annual General Meeting at which such accounts and reports are to be laid.

3.3.30 ***New Article 140A and Article 142***

Article 140 deals with the service of notices and documents on members and other persons entitled to receive notices or documents from the Company. The Companies Act was amended effective 1 April 2004 to provide for documents required under the Companies Act or the memorandum and articles of association of a company to be given, sent or served on members, auditors and officers of a company, to be so given, sent or served using electronic communications. It is proposed that new Article 140A be included to provide for service of notices and documents to be effected by electronic communications in accordance with Sections 387A and 387B of the Companies Act and/or any applicable regulations or procedures.

Consequential alterations are proposed to Article 142.

3.4 **Appendix 2**. The text of the Articles which are proposed to be altered are set out in Appendix 2 to this Circular. The proposed alterations to the Articles are subject to Shareholders' approval.

## 4. THE PROPOSED ADOPTION OF THE SHARE PURCHASE MANDATE

4.1 **Introduction.** Any purchase or acquisition of Shares by the Company would have to be made in accordance with, and in the manner prescribed by, the Companies Act and the rules of the Listing Manual and such other laws and regulations as may, for the time being, be applicable.

It is also a requirement that a company which wishes to purchase or acquire its own shares should obtain approval of its shareholders to do so at a general meeting of its shareholders. Accordingly, approval is being sought from Shareholders at the EGM for the Share Purchase Mandate to be given for the purchase or acquisition by the Company of its issued Shares.

If approved by Shareholders at the EGM, the authority conferred by the Share Purchase Mandate will continue in force until the next annual general meeting of the Company (whereupon it will lapse, unless renewed at such meeting) or until it is varied or revoked by the Company in general meeting (if so varied or revoked prior to the next annual general meeting).

4.2 **Rationale for the Share Purchase Mandate**. The rationale for the Company to undertake the purchase or acquisition of its Shares is as follows:

(a) In managing the business of the Group, management strives to increase Shareholders' value by improving, *inter alia*, the return on equity of the Group. Share purchase is one of the ways through which the return on equity of the Group may be enhanced.

(b) The Share Purchase Mandate is an available option for the Company to return surplus cash which is in excess of the financial and possible investment needs of the Group to its Shareholders. In addition, the Share Purchase Mandate will allow the Company to have greater flexibility over, *inter alia*, the Company's share capital structure and its dividend policy.

(c) Share repurchase programmes help buffer short-term share price volatility and off-set the effects of short-term speculators and investors and, in turn, bolster shareholder confidence and employee morale.

The approval of the Share Purchase Mandate authorising the Company to purchase or acquire its Shares would give the Company the flexibility to undertake share purchases or acquisitions at any time, subject to market conditions, during the period when the Share Purchase Mandate is in force.

While the Share Purchase Mandate would authorise a purchase or acquisition of Shares up to the said 10% limit described in paragraph 4.3.1 below, Shareholders should note that purchases or acquisitions of Shares pursuant to the Share Purchase Mandate may not be carried out to the full 10% limit as authorised and no purchases or acquisitions of Shares would be made in circumstances which would have or may have a material adverse effect on the financial position of the Company.

4.3 **Authority and Limits of the Share Purchase Mandate**. The authority and limitations placed on the Share Purchase Mandate, if approved at the EGM, are summarised below:

4.3.1 ***Maximum Number of Shares***

The total number of Shares which may be purchased or acquired by the Company pursuant to the Share Purchase Mandate is limited to that number of Shares representing not more than 10% of the total number of issued Shares of the Company as at the date of the EGM. Following the introduction of the Companies (Amendment) Act, any Shares which are held as treasury shares will be disregarded for purposes of computing the 10% limit.

Based on the number of issued and paid-up Shares as at the Latest Practicable Date and assuming no further Shares are issued, and no Shares are held by the Company as treasury shares, on or prior to the EGM, the purchase by the Company of up to the maximum limit of 10% of its issued Shares will result in the purchase or acquisition of 174,994,429 Shares.

4.3.2 ***Duration of Authority***

Purchases or acquisitions of Shares may be made, at any time and from time to time, on and from the date of the EGM, at which the renewal of the Share Purchase Mandate is approved, up to:

(a) the date on which the next annual general meeting of the Company is held or required by law to be held; or

(b) the date on which the authority conferred by the Share Purchase Mandate is revoked or varied,

whichever is the earlier.

4.3.3 ***Manner of Purchases or Acquisitions of Shares***

Purchases or acquisitions of Shares may be made by way of:

(a) on-market purchases ("**Market Purchases**"), transacted on the SGX-ST through the SGX-ST's trading system, through one or more duly licensed stockbrokers appointed by the Company for the purpose; and/or

(b) off-market purchases ("**Off-Market Purchases**") effected pursuant to an equal access scheme.

The Directors may impose such terms and conditions which are not inconsistent with the Share Purchase Mandate, the Listing Manual and the Companies Act as they consider fit in the interests of the Company in connection with or in relation to any equal access *scheme or schemes.*

An Off-Market Purchase must, however, satisfy all the following conditions:

(i) offers for the purchase or acquisition of Shares shall be made to every person who holds Shares to purchase or acquire the same percentage of their Shares;

(ii) all of those persons shall be given a reasonable opportunity to accept the offers made; and

(iii) the terms of all the offers shall be the same, except that there shall be disregarded (1) differences in consideration attributable to the fact that offers may relate to Shares with different accrued dividend entitlements and (2) differences in the offers introduced solely to ensure that each person is left with a whole number of Shares.

If the Company wishes to make an Off-Market Purchase in accordance with an equal access scheme, it will issue an offer document containing at least the following information:

(1) terms and conditions of the offer;

(2) period and procedures for acceptances; and

(3) information required under Rules 883(2), (3), (4) and (5) of the Listing Manual.

4.3.4 ***Purchase Price***

The purchase price (excluding brokerage, commission, applicable goods and services tax and other related expenses) to be paid for a Share will be determined by the Directors. The purchase price to be paid for the Shares must not exceed:

(a) in the case of a Market Purchase, 105% of the Average Closing Price of the Shares; and

(b) in the case of an Off-Market Purchase, 110% of the Average Closing Price of the Shares,

in either case, excluding related expenses of the purchase or acquisition.

For the above purposes:

"**Average Closing Price**" means the average of the last dealt prices of a Share for the five consecutive Market Days on which the Shares are transacted on the SGX-ST immediately preceding the date of the Market Purchase by the Company or, as the case may be, the date of the making of the offer pursuant to the Off-Market Purchase, and deemed to be adjusted in accordance with the listing rules of the SGX-ST for any corporate action which occurs after the relevant five-day period; and

"**date of the making of the offer**" means the date on which the Company makes an offer for the purchase or acquisition of Shares from holders of Shares, stating therein the relevant terms of the equal access scheme for effecting the Off-Market Purchase.

4.4 **Status of Purchased Shares**. Shares purchased or acquired by the Company are deemed cancelled immediately on purchase or acquisition (and all rights and privileges attached to the Shares will expire on such cancellation) unless such Shares are held by the Company as treasury shares. The total number of issued Shares will be diminished by the number of Shares purchased or acquired by the Company and which are not held as treasury shares.

4.5 **Treasury Shares**. Under the Companies Act, as amended by the Companies (Amendment) Act, Shares purchased or acquired by the Company may be held or dealt with as treasury shares. Some of the provisions on treasury shares under the Companies Act, as amended by the Companies (Amendment) Act, are summarised below:

4.5.1 ***Maximum Holdings***

The number of Shares held as treasury shares cannot at any time exceed 10% of the total number of issued Shares.

4.5.2 ***Voting and Other Rights***

The Company cannot exercise any right in respect of treasury shares. In particular, the Company cannot exercise any right to attend or vote at meetings and for the purposes of the Companies Act, the Company shall be treated as having no right to vote and the treasury shares shall be treated as having no voting rights.

In addition, no dividend may be paid, and no other distribution of the Company's assets may be made, to the Company in respect of treasury shares. However, the allotment of shares as fully paid bonus shares in respect of treasury shares is allowed. A subdivision or consolidation of any treasury share into treasury shares of a smaller amount is also allowed so long as the total value of the treasury shares after the subdivision or consolidation is the same as before.

4.5.3 ***Disposal and Cancellation***

Where Shares are held as treasury shares, the Company may at any time:

(a) sell the treasury shares for cash;

(b) transfer the treasury shares for the purposes of or pursuant to an employees' share scheme;

(c) transfer the treasury shares as consideration for the acquisition of shares in or assets of another company or assets of a person;

(d) cancel the treasury shares; or

(e) sell, transfer or otherwise use the treasury shares for such other purposes as may be prescribed by the Minister for Finance.

4.6 **Source of Funds**. Previously, any payment made by the Company in consideration of the purchase or acquisition of its own Shares may only be made out of the Company's distributable profits. The Companies (Amendment) Act now permits the Company to also purchase or acquire its own Shares out of capital, as well as from its profits.

The Company will use the internal sources of funds of the Group to finance the Company's purchase or acquisition of the Shares. The Company does not intend to obtain or incur any external borrowings to finance such purchase or acquisition. The Directors do not propose to exercise the Share Purchase Mandate to such extent that it would materially affect the working capital requirements of the Group.

4.7 **Financial Effects.** The financial effects on the Group arising from purchases or acquisitions of Shares which may be made pursuant to the Share Purchase Mandate will depend on, *inter alia,* whether the Shares are purchased or acquired out of profits and/or capital of the Company, the number of Shares purchased or acquired and the price paid for such Shares and whether the Shares purchased or acquired are held in treasury or cancelled. The financial effects on the Group, based on the audited financial statements of the Group for the financial year ended 31 December 2005, are based on the assumptions set out below.

4.7.1 ***Purchase or Acquisition out of Profits and/or Capital***

Under the Companies Act, as amended by the Companies (Amendment) Act, purchases or acquisitions of Shares by the Company may be made out of the Company's profits and/or capital.

Where the consideration paid by the Company for the purchase or acquisition of Shares is made out of profits, such consideration (excluding brokerage, commission, applicable goods and services tax and other related expenses) will correspondingly reduce the amount available for the distribution of cash dividends by the Company.

Where the consideration paid by the Company for the purchase or acquisition of Shares is made out of capital, the amount available for the distribution of cash dividends by the Company will not be reduced.

4.7.2 ***Number of Shares Acquired or Purchased***

Based on the number of issued and paid-up Shares as at the Latest Practicable Date and assuming no further Shares are issued, and no Shares are held by the Company as treasury shares, on or prior to the EGM, the purchase by the Company of up to the maximum limit of 10% of its issued Shares will result in the purchase or acquisition of 174,994,429 Shares.

4.7.3 ***Maximum Price Paid for Shares Acquired or Purchased***

In the case of Market Purchases by the Company and assuming that the Company purchases or acquires 174,994,429 Shares at the maximum price of S$3.43 for one Share (being the price equivalent to 105% of the Average Closing Price of the Shares for the five consecutive Market Days on which the Shares were traded on the SGX-ST immediately preceding the Latest Practicable Date), the maximum amount of funds required for the purchase or acquisition of 174,994,429 Shares is S$600,230,891.

In the case of Off-Market Purchases by the Company and assuming that the Company purchases or acquires 174,994,429 Shares at the maximum price of S$3.60 for one Share (being the price equivalent to 110% of the Average Closing Price of the Shares for the five consecutive Market Days on which the Shares were traded on the SGX-ST immediately preceding the Latest Practicable Date), the maximum amount of funds required for the purchase or acquisition of 174,994,429 Shares is S$629,979,944.

4.7.4 ***Illustrative Financial Effects***

The financial effects on the Group arising from purchases or acquisitions of Shares which may be made pursuant to the proposed Share Purchase Mandate will depend on, *inter alia*, whether the purchase or acquisition is made out of profits and/or capital, the aggregate number of Shares purchased or acquired and the consideration paid at the relevant time and whether the Shares purchased or acquired are cancelled or held in treasury.

For illustrative purposes only and on the basis of the assumptions set out in paragraphs 4.7.2 and 4.7.3 above, the financial effects of the purchase or acquisition of Shares by the Company pursuant to the Share Purchase Mandate on the audited financial statements of the Group for the financial year ended 31 December 2005 are set out below and assuming the following:

(a) the purchase or acquisition of 174,994,429 Shares by the Company pursuant to the Share Purchase Mandate by way of Market Purchases made equally out of profits and capital and cancelled or held in treasury; and

(b) the purchase or acquisition of 174,994,429 Shares by the Company pursuant to the Share Purchase Mandate by way of Off-Market Purchases made equally out of profits and capital and cancelled or held in treasury.

*Scenario 1(A)*

***Market Purchases of up to a maximum of 10% made equally out of profits (5%) and capital (5%) and cancelled***

| | **Group** | |
|---|---|---|
| | **Before Share Purchase S$'000** | **After Share Purchase S$'000** |
| **As at 31 December 2005** | | |
| Share Capital | 436,603 | 136,487 |
| Other Reserves | 419,286 | 419,286 |
| Accumulated Profits | 1,143,729 | 843,614 |
| | 1,999,618 | 1,399,387 |
| Treasury Shares | – | – |
| | 1,999,618 | 1,399,387 |
| Minority Interests | 845,041 | 845,041 |
| Total Equity | 2,844,659 | 2,244,428 |
| NTA | 1,846,623 | 1,246,392 |
| Current Assets | 3,520,770 | 2,920,539 |
| Current Liabilities | 3,216,396 | 3,216,396 |
| Total Borrowings | 1,105,638 | 1,105,638 |
| Cash and Cash Equivalents | 1,231,281 | 631,050 |
| Number of issued and paid-up Shares | 1,746,411,878 | 1,571,417,449[1] |
| **Financial Ratios** | | |
| Basic EPS | | |
| - Before exceptional items (cents) | 15.74 | 17.46 |
| - After exceptional Items (cents) | 17.14 | 19.02 |
| NTA per Share (S$) | 1.06 | 0.79 |
| Net Gearing[2] (times) | Net cash | 0.21 |

**Notes:**

(1) Excludes 174,994,429 Shares cancelled and is computed based on 1,749,944,290 Shares in issue as at the Latest Practicable Date.

(2) Net Gearing means the ratio of net borrowings to the shareholders' funds, including minority interests.

***Scenario 1(B)***

***Market Purchases of up to a maximum of 10% made equally out of profits (5%) and capital (5%) and held in treasury***

| | Group | |
|---|---|---|
| | **Before Share Purchase S$'000** | **After Share Purchase S$'000** |
| **As at 31 December 2005** | | |
| Share Capital | 436,603 | 436,603 |
| Other Reserves | 419,286 | 419,286 |
| Accumulated Profits | 1,143,729 | 1,143,729 |
| | 1,999,618 | 1,999,618 |
| Treasury Shares | – | (600,231) |
| | 1,999,618 | 1,399,387 |
| Minority Interests | 845,041 | 845,041 |
| Total Equity | 2,844,659 | 2,244,428 |
| NTA | 1,846,623 | 1,246,392 |
| Current Assets | 3,520,770 | 2,920,539 |
| Current Liabilities | 3,216,396 | 3,216,396 |
| Total Borrowings | 1,105,638 | 1,105,638 |
| Cash and Cash Equivalents | 1,231,281 | 631,050 |
| Number of issued and paid-up Shares | 1,746,411,878 | 1,746,411,878[1] |
| **Financial Ratios** | | |
| Basic EPS | | |
| - Before exceptional items (cents) | 15.74 | 17.46 |
| - After exceptional Items (cents) | 17.14 | 19.02 |
| NTA per Share (S$) | 1.06 | 0.79 |
| Net Gearing[2] (times) | Net cash | 0.21 |

**Notes:**

(1) Includes 174,994,429 Shares that are held as treasury shares and is computed based on 1,749,944,290 Shares in issue as at the Latest Practicable Date.

(2) Net Gearing means the ratio of net borrowings to the shareholders' funds, including minority interests.

*Scenario 1(C)*

***Off-Market Purchases of up to a maximum of 10% made equally out of profits (5%) and capital (5%) and cancelled***

| | Group | |
|---|---|---|
| | **Before Share Purchase S$'000** | **After Share Purchase S$'000** |
| **As at 31 December 2005** | | |
| Share Capital | 436,603 | 121,613 |
| Other Reserves | 419,286 | 419,286 |
| Accumulated Profits | 1,143,729 | 828,739 |
| | 1,999,618 | 1,369,638 |
| Treasury Shares | – | – |
| | 1,999,618 | 1,369,638 |
| Minority Interests | 845,041 | 845,041 |
| Total Equity | 2,844,659 | 2,214,679 |
| NTA | 1,846,623 | 1,216,643 |
| Current Assets | 3,520,770 | 2,890,790 |
| Current Liabilities | 3,216,396 | 3,216,396 |
| Total Borrowings | 1,105,638 | 1,105,638 |
| Cash and Cash Equivalents | 1,231,281 | 601,301 |
| Number of issued and paid-up Shares | 1,746,411,878 | 1,571,417,449 [(1)] |
| **Financial Ratios** | | |
| Basic EPS | | |
| - Before exceptional items (cents) | 15.74 | 17.46 |
| - After exceptional Items (cents) | 17.14 | 19.02 |
| NTA per Share (S$) | 1.06 | 0.77 |
| Net Gearing[(2)] (times) | Net cash | 0.23 |

**Notes:**

(1) Excludes 174,994,429 Shares cancelled and is computed based on 1,749,944,290 Shares in issue as at the Latest Practicable Date.

(2) Net Gearing means the ratio of net borrowings to the shareholders' funds, including minority interests.

*Scenario 1(D)*

***Off-Market Purchases of up to a maximum of 10% made equally out of profits (5%) and capital (5%) and held in treasury***

| | Group | |
|---|---|---|
| | **Before Share Purchase S$'000** | **After Share Purchase S$'000** |
| **As at 31 December 2005** | | |
| Share Capital | 436,603 | 436,603 |
| Other Reserves | 419,286 | 419,286 |
| Accumulated Profits | 1,143,729 | 1,143,729 |
| | 1,999,618 | 1,999,618 |
| Treasury Shares | – | (629,980) |
| | 1,999,618 | 1,369,638 |
| Minority Interests | 845,041 | 845,041 |
| Total Equity | 2,844,659 | 2,214,679 |
| NTA | 1,846,623 | 1,216,643 |
| Current Assets | 3,520,770 | 2,890,790 |
| Current Liabilities | 3,216,396 | 3,216,396 |
| Total Borrowings | 1,105,638 | 1,105,638 |
| Cash and Cash Equivalents | 1,231,281 | 601,301 |
| Number of issued and paid-up Shares | 1,746,411,878 | 1,746,411,878[1] |
| **Financial Ratios** | | |
| Basic EPS | | |
| - Before exceptional items (cents) | 15.74 | 17.46 |
| - After exceptional Items (cents) | 17.14 | 19.02 |
| NTA per Share (S$) | 1.06 | 0.77 |
| Net Gearing[2] (times) | Net cash | 0.23 |

**Notes:**

(1) Includes 174,994,429 Shares that are held as treasury shares and is computed based on 1,749,944,290 Shares in issue as at the Latest Practicable Date.

(2) Net Gearing means the ratio of net borrowings to the shareholders' funds, including minority interests.

**The *financial effects set out above are for* illustrative purposes only. Although the Share Purchase Mandate would authorise the Company to purchase or acquire up to 10% of the issued Shares, the Company may not necessarily purchase or acquire or be able to purchase or acquire the entire 10% of the issued Shares. In addition, the Company may cancel all or part of the Shares repurchased or hold all or part of the Shares repurchased in treasury.**

4.8 **Listing Status of the Shares**. The Listing Manual requires a listed company to ensure that at least 10% of equity securities (excluding preference shares and convertible equity securities) in a class that is listed is at all times held by the public. As at the Latest Practicable Date, Temasek, a substantial Shareholder of the Company, has a direct and deemed interest in approximately 50.55% of the issued Shares as at that date. Approximately 49.45% of the issued Shares are held by public shareholders.

The Company is of the view that there is a sufficient number of Shares in issue held by public shareholders which would permit the Company to undertake purchases or acquisitions of its Shares through Market Purchases up to the full 10% limit pursuant to the proposed Share Purchase Mandate without affecting the listing status of the Shares on the SGX-ST, causing market illiquidity or affecting orderly trading.

4.9 **Take-over Implications**. Appendix 2 of the Take-over Code contains the Share Buy-Back Guidance Note. The take-over implications arising from any purchase or acquisition by the Company of its Shares are set out below:

4.9.1 ***Obligation to make a Take-over Offer***

If, as a result of any purchase or acquisition by the Company of its Shares, the proportionate interest in the voting capital of the Company of a Shareholder and persons acting in concert with him increases, such increase will be treated as an acquisition for the purposes of Rule 14 of the Take-over Code. Consequently, a Shareholder or a group of Shareholders acting in concert with a Director could obtain or consolidate effective control of the Company and become obliged to make an offer under Rule 14 of the Take-over Code.

4.9.2 ***Persons Acting in Concert***

Under the Take-over Code, persons acting in concert comprise individuals or companies who, pursuant to an agreement or understanding (whether formal or informal), co-operate, through the acquisition by any of them of shares in a company to obtain or consolidate effective control of that company.

Unless the contrary is established, the Take-over Code presumes, *inter alia,* the following individuals and companies to be persons acting in concert with each other:

(a) the following companies:

(i) a company;

(ii) the parent company of (i);

(iii) the subsidiaries of (i);

(iv) the fellow subsidiaries of (i);

(v) the associated companies of any of (i), (ii), (iii) or (iv); and

(vi) companies whose associated companies include any of (i), (ii), (iii), (iv) or (v); and

(b) a company with any of its directors (together with their close relatives, related trusts as well as companies controlled by any of the directors, their close relatives and related trusts).

The circumstances under which Shareholders, including Directors and persons acting in concert with them respectively, will incur an obligation to make a take-over offer under Rule 14 of the Take-over Code after a purchase or acquisition of Shares by the Company are set out in Appendix 2 of the Take-over Code.

4.9.3 ***Effect of Rule 14 and Appendix 2***

In general terms, the effect of Rule 14 and Appendix 2 of the Take-over Code is that, unless exempted, Directors and persons acting in concert with them will incur an obligation to make a take-over offer under Rule 14 if, as a result of the Company purchasing or acquiring Shares, the voting rights of such Directors and their concert parties would increase to 30% or more, or in the event that such Directors and their concert parties hold between 30% and 50% of the Company's voting rights, if the voting rights of such Directors and their concert parties would increase by more than 1% in any period of six months.

Under Appendix 2 of the Take-over Code, a Shareholder not acting in concert with the Directors will not be required to make a take-over offer under Rule 14 if, as a result of the Company purchasing or acquiring its Shares, the voting rights of such Shareholder would increase to 30% or more, or, if such Shareholder holds between 30% and 50% of the Company's voting rights, the voting rights of such Shareholder would increase by more than 1% in any period of six months. Such Shareholder need not abstain from voting in respect of the resolution authorising the Share Purchase Mandate.

Based on substantial shareholder notifications received by the Company under Division 4, Part IV of the Companies Act as at the Latest Practicable Date as set out in paragraph 5.2 below, the substantial Shareholder of the Company would not become obliged to make a take-over offer for the Company under Rule 14 of the Take-over Code as a result of the purchase by the Company of the maximum limit of 10% of its issued Shares as at the Latest Practicable Date.

**Shareholders who are in doubt as to their obligations, if any, to make a mandatory take-over offer under the Take-over Code as a result of any purchase or acquisition of Shares by the Company should consult the Securities Industry Council and/or their professional advisers at the earliest opportunity.**

**4.10 Reporting Requirements.** The Listing Manual specifies that a listed company shall report all purchases or acquisitions of its shares to the SGX-ST not later than 9.00 a.m. (i) in the case of a Market Purchase, on the Market Day following the day of purchase or acquisition of any of its shares and (ii) in the case of an Off-Market Purchase under an equal access scheme, on the second Market Day after the close of acceptances of the offer. Such announcement (which must be in the form of Appendix 8.3.1 to the Listing Manual) must include details of the date of the purchase, the total number of shares purchased, the purchase price per share or the highest and lowest prices paid for such shares, as applicable, and the total consideration (including stamp duties and clearing charges) paid or payable for the shares.

## 5. DIRECTORS' AND SUBSTANTIAL SHAREHOLDER'S INTERESTS

5.1 **Directors' Interests.** As at the Latest Practicable Date, the Directors' interests in Shares as recorded in the Register of Directors' Shareholdings are as follows:

| | Number of Shares | | | | |
|---|---|---|---|---|---|
| Director | Direct Interest | % | Deemed Interest | % | Number of Shares comprised in outstanding share options/awards |
| Peter Seah Lim Huat | 140,000 | 0.01 | – | – | 700,000 |
| Tang Kin Fei | 688,355 | 0.04 | – | – | 3,060,000 [3] |
| K Shanmugam | 70,000 | nm [1] | – | – | 350,000 |
| Goh Geok Ling | 147,500 | nm [1] | 131,600 [2] | 0.01 | 245,000 |
| Richard Hale OBE | 58,750 | nm [1] | – | – | 287,500 |
| Yong Ying-I | 100,000 | 0.01 | – | – | – |
| Dr Vichit Suraphongchai | – | – | – | – | 92,500 |
| Colin Au Fook Yew | – | – | – | – | 62,000 |
| Evert Henkes | – | – | – | – | 59,000 |
| Lee Suet Fern | – | – | – | – | 35,000 |

**Notes:**

(1) Not meaningful.

(2) Goh Geok Ling is deemed to be interested in the 131,600 Shares held by his spouse and a company in which he has a deemed interest of 20% or more.

(3) Of the 3,060,000 Shares:

(a) 1,960,000 Shares are comprised in options granted to Tang Kin Fei pursuant to the SembCorp Industries Share Option Plan;

(b) 100,000 Shares are comprised in conditional awards granted to Tang Kin Fei, subject to performance targets set over a 3 year period from 2003 to 2005. No Shares will be released should targets be achieved at below 80% of the targets set and up to twice the number of the Shares will be released should targets be achieved at up to 200% of the targets set;

(c) 200,000 Shares are comprised in conditional awards granted to Tang Kin Fei, subject to performance targets set over a 3 year period from 2004 to 2006. No Shares will be released should targets be achieved at below 80% of the targets set and up to twice the number of the Shares will be released should targets be achieved at up to 200% of the targets set;

(d) 400,000 Shares are comprised in conditional awards granted to Tang Kin Fei, subject to performance targets set over a 3 year period from 2005 to 2007. The actual number of Shares to be released depends on the threshold ranging from 0% to 150% of the original award; and

(e) 400,000 Shares are comprised in conditional awards granted to Tang Kin Fei, subject to performance targets set over a 3 year period from 2006 to 2008. The actual number of Shares to be released depends on the threshold ranging from 0% to 150% of the original award.

5.2 **Substantial Shareholder's Interests.** As at the Latest Practicable Date, the interests of the substantial Shareholder in Shares as recorded in the Register of Substantial Shareholders are as follows:

| | Number of Shares | | | |
|---|---|---|---|---|
| **Substantial Shareholder** | **Direct Interest** | **%** | **Deemed Interest** | **%** |
| Temasek | 871,200,328 | 49.78 | 13,479,040[1] | 0.77 |

**Note:**

(1) Temasek is deemed to be interested in the 13,479,040 Shares held by its subsidiaries.

5.3 **Abstention from voting**. Peter Seah Lim Huat and Colin Au Fook Yew who hold advisory positions in Temasek and Mr Tang Kin Fei who is the Group President & CEO of the Company will abstain from voting their Shares, if any, in respect of Resolution 1, being the Ordinary Resolution relating to the proposed renewal of the Shareholders Mandate to be proposed at the EGM. Messrs Peter Seah Lim Huat, Colin Au Fook Yew and Tang Kin Fei will also decline to accept appointment as proxy for any Shareholder to vote in respect of Resolution 1, unless the Shareholder concerned shall have given instructions in his Proxy Form as to the manner in which his votes are to be cast in respect of Resolution 1.

Temasek and its associates, being Interested Persons (as described in paragraph 5.1 of Appendix 1 to this Circular), will abstain from voting their respective Shares, if any, in respect of Resolution 1 at the EGM.

## 6. DIRECTORS' RECOMMENDATIONS

6.1 **Proposed Renewal of the Shareholders Mandate.** The Directors who are considered independent for the purposes of the proposed renewal of the Shareholders Mandate are K Shanmugam, Goh Geok Ling, Richard Hale OBE, Yong Ying-I, Dr Vichit Suraphongchai, Colin Au Fook Yew, Evert Henkes and Lee Suet Fern (the "**Independent Directors**"). The Independent Directors are of the opinion that the entry into of the Interested Person Transactions between the EAR Group (as described in paragraph 2.2 of Appendix 1 to this Circular) and those Interested Persons (as described in paragraph 5.1 of Appendix 1 to this Circular) in the ordinary course of its business will be entered into to enhance the efficiency of the EAR Group and are in the best interests of the Company.

For the reasons set out in paragraphs 2, 4 and 6 of Appendix 1 to this Circular, the Independent Directors recommend that Shareholders vote in favour of Resolution 1, being the Ordinary Resolution relating to the proposed renewal of the Shareholders Mandate to be proposed at the EGM.

6.2 **Proposed Alterations to the *Articles***. The Directors are of the opinion that the proposed alterations to the Articles are in the best interests of the Company. Accordingly, they recommend that Shareholders vote in favour of Resolution 2, being the Special Resolution relating to the proposed alterations to the Articles to be proposed at the EGM.

6.3 **Proposed Adoption of the Share Purchase Mandate.** The Directors are of the opinion that the proposed Share Purchase Mandate is in the best interests of the Company. Accordingly, they recommend that Shareholders vote in favour of Resolution 3, being the Ordinary Resolution relating to the proposed Share Purchase Mandate to be proposed at the EGM.

## 7. EXTRAORDINARY GENERAL MEETING

The EGM, notice of which is set out on pages 62 to 64 of this Circular, will be held at the The Theatrette, 60 Admiralty Road West, Singapore 759947 on 27 April 2006 at 11.20 a.m. (or as soon thereafter following the conclusion or adjournment of the Eighth Annual General Meeting of the Company to be held at 11.00 a.m. on the same day and at the same place) for the purpose of considering and, if thought fit, passing with or without modifications the Special and Ordinary Resolutions set out in the Notice of EGM.

## 8. ACTION TO BE TAKEN BY SHAREHOLDERS

8.1 **Appointment of Proxies**. Shareholders who are unable to attend the EGM and wish to appoint a proxy to attend and vote at the EGM on their behalf will find attached to this Circular a Proxy Form which they are requested to complete, sign and return in accordance with the instructions printed thereon as soon as possible and in any event so as to arrive at the registered office of the Company not less than 48 hours before the time fixed for the EGM. The sending of a Proxy Form by a Shareholder does not preclude him from attending and voting in person at the EGM if he finds that he is able to do so. In such event, the relevant Proxy Forms will be deemed to be revoked.

8.2 **When Depositor regarded as Shareholder**. A Depositor shall not be regarded as a Shareholder of the Company entitled to attend the EGM and to speak and vote thereat unless his name appears on the Depository Register at least 48 hours before the time fixed for the EGM.

## 9. INSPECTION OF DOCUMENTS

The following documents are available for inspection at the registered office of the Company at 30 Hill Street #05-04, Singapore 179360 during normal business hours from the date of this Circular up to the date of the EGM:

(a) the Annual Report of the Company for the financial year ended 31 December 2005;

(b) the 2005 Circular; and

(c) the Memorandum and Articles of Association of the Company.

## 10. DIRECTORS' RESPONSIBILITY STATEMENT

The Directors collectively and individually accept responsibility for the accuracy of the information given in this Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the facts stated and the opinions expressed in this Circular are fair and accurate and that there are no material facts the omission of which would make any statement in this Circular misleading.

Yours faithfully
for and on behalf of
the Board of Directors of
SembCorp Industries Ltd

Peter Seah Lim Huat
Chairman

## THE SHAREHOLDERS MANDATE

### 1. Chapter 9 of the Listing Manual

1.1 Chapter 9 of the listing manual (the "**Listing Manual**") of the Singapore Exchange Securities Trading Limited ("**SGX-ST**") governs transactions by a listed company, as well as transactions by its subsidiaries and associated companies that are considered to be at-risk, with the listed company's interested persons. When this Chapter applies to a transaction and the value of that transaction alone or on aggregation with other transactions conducted with the interested person during the financial year reaches, or exceeds, certain materiality thresholds, the listed company is required to make an immediate announcement, or to make an immediate announcement and seek its shareholders' approval for that transaction.

1.2 Except for certain transactions which, by reason of the nature of such transactions, are not considered to put the listed company at risk to its interested person and hence are excluded from the ambit of Chapter 9, immediate announcement and shareholders' approval would be required in respect of transactions with interested persons if certain financial thresholds (which are based on the value of the transaction as compared with the listed company's latest audited consolidated net tangible assets ("**NTA**")) are reached or exceeded. In particular, shareholders' approval is required for an interested person transaction of a value equal to, or which exceeds:

(a) 5 per cent of the listed company's latest audited consolidated NTA; or

(b) 5 per cent of the listed company's latest audited consolidated NTA, when aggregated with other transactions entered into with the same interested person (as such term is construed under Chapter 9 of the Listing Manual) during the same financial year.

1.3 Based on the latest audited consolidated accounts of SembCorp Industries Ltd ("**SembCorp Industries**") and its subsidiaries (the "**SembCorp Group**") for the financial year ended 31 December 2005, the consolidated NTA of the SembCorp Group was S$1,846,623,000. In relation to SembCorp Industries, for the purposes of Chapter 9, in the current financial year and until such time that the consolidated audited accounts of the SembCorp Group for the year ending 31 December 2006 are published, 5 per cent of the latest audited consolidated NTA of the SembCorp Group would be S$92,331,000.

1.4 Chapter 9 of the Listing Manual permits a listed company, however, to seek a mandate from its shareholders for recurrent transactions of a revenue or trading nature or those necessary for its day-to-day operations such as the purchase and sale of supplies and materials (but not in respect of the purchase or sale of assets, undertakings or businesses) that may be carried out with the listed company's interested persons.

1.5 Under the Listing Manual:

(a) an "**entity at risk**" means:

(i) the listed company;

(ii) a subsidiary of the listed company that is not listed on the SGX-ST or an approved exchange; or

(iii) an associated company of the listed company that is not listed on the SGX-ST or an approved exchange, provided that the listed company and/or its subsidiaries (the "**listed group**"), or the listed group and its interested person(s), has control over the associated company;

(b) an **"interested person"** means a director, chief executive officer or controlling shareholder of the listed company or an associate of such director, chief executive officer or controlling shareholder;

(c) an **"associate"** in relation to an interested person who is a director, chief executive officer or controlling shareholder includes an *immediate family member* (that is, the spouse, child, adopted-child, step-child, sibling or parent) of such director, chief executive officer or controlling shareholder, the trustees of any trust of which the director/his immediate family, the chief executive officer/his immediate family or controlling shareholder/his immediate family is a beneficiary or, in the case of a discretionary trust, is a discretionary object, and any company in which the director/his immediate family, the chief executive officer/his immediate family or controlling shareholder/his immediate family has or have an aggregate interest (directly or indirectly) of 30 per cent or more, and, where a controlling shareholder is a corporation, its subsidiary or holding company or fellow subsidiary or a company in which it and/or they have (directly or indirectly) an interest of 30 per cent or more;

(d) an **"approved exchange"** means a stock exchange that has rules which safeguard the interests of shareholders against interested person transactions according to similar principles to Chapter 9; and

(e) an **"interested person transaction"** means a transaction between an entity at risk and an interested person.

**2. Rationale for the Shareholders Mandate**

2.1 It is envisaged that in the ordinary course of their businesses, transactions between companies in the EAR Group (as defined below) and SembCorp Industries' interested persons are likely to occur from time to time. Such transactions would include, but are not limited to, the provision of goods and services in the ordinary course of business of the EAR Group to SembCorp Industries' interested persons or the obtaining of goods and services from them.

2.2 In view of the time-sensitive nature of commercial transactions, the renewal of the mandate (the "**Shareholders Mandate**") pursuant to Chapter 9 of the Listing Manual will enable:

(a) SembCorp Industries;

(b) subsidiaries of SembCorp Industries (excluding subsidiaries listed on the SGX-ST or an approved exchange); and

(c) associated companies of SembCorp Industries (other than an associated company that is listed on the SGX-ST or an approved exchange) over which the SembCorp Group, or the SembCorp Group and interested person(s) of SembCorp Industries has or have control,

(together, the "**EAR Group**"), or any of them, in the ordinary course of their businesses, to enter into the categories of transactions ("**Interested Person Transactions**") set out in paragraph 6.1 below with the specified classes of SembCorp Industries' interested persons (the "**Interested Persons**") set out in paragraph 5.1 below, provided such Interested Person Transactions are made on normal commercial terms.

3. **Scope of the Shareholders Mandate**

3.1 The EAR Group engages in a wide range of activities which include the following principal activities for which the renewal of the Shareholders Mandate is being sought:

(a) utilities activities ("**Utilities Activities**"), undertaken by SembCorp Utilities Pte Ltd ("**Semb Utilities**"), relating to *inter alia* the business of:

(i) providing a range of utilities and support services, such as steam, cooling water, high grade industrial water, wastewater treatment, hazardous waste management and incineration services and terminalling facilities;

(ii) importing and retailing natural gas in Singapore;

(iii) power generation and supply; and

(iv) production and supply of specialised chemical feedstock;

(b) engineering and construction activities ("**Engineering and Construction Activities**"), undertaken by SembCorp Engineers and Constructors Pte Ltd ("**Semb E&C**"), relating to *inter alia* the business of providing design-and-build engineering and construction services, with core capabilities ranging from building construction, civil engineering, infrastructure works and process and plant engineering; and

(c) environmental engineering activities ("**Environmental Engineering Activities**"), undertaken by SembCorp Environmental Management Pte Ltd (formerly known as SembCorp Waste Management Pte Ltd) ("**Semb Enviro**"), relating to *inter alia* the business of:

(i) waste collection and transportation;

(ii) landfilling;

(iii) incineration with energy recovery ;

(iv) industrial cleaning;

(v) recycling and re-use; and

(vi) consultancy and engineering.

3.2 In addition, the Shareholders Mandate also includes certain other activities of the SembCorp Group apart from those listed in paragraph 3.1 above ("**Other Activities**"), undertaken by various other companies in the EAR Group, relating to *inter alia* the business of:

(a) investing, owning, operating and managing industrial parks;

(b) investing in and management of development properties, hotels and resorts; and

(c) designing and minting of circulation coins, production of commemorative issues, and sale of numismatic items.

3.3 The Shareholders Mandate does not cover any transaction by a company in the EAR Group with an Interested Person that is below $100,000 in value as the threshold and aggregation requirements of Chapter 9 of the Listing Manual would not apply to such transactions.

3.4 Transactions with interested persons (including the Interested Persons) that do not fall within the ambit of the Shareholders Mandate will be subject to the relevant provisions of Chapter 9 of the Listing Manual and/or other applicable provisions of the Listing Manual.

**4. Benefit to Shareholders**

The Shareholders Mandate (and its subsequent renewal thereafter on an annual basis) will enhance the ability of companies in the EAR Group to pursue business opportunities which are time-sensitive in nature, and will eliminate the need for SembCorp Industries to announce, or to announce and convene separate general meetings on each occasion to seek Shareholders' prior approval for the entry by the relevant company in the EAR Group into, such transactions. This will substantially reduce the expenses associated with the convening of general meetings on an *ad hoc* basis, improve administrative efficacy considerably, and allow manpower resources and time to be channeled towards attaining other corporate objectives.

**5. Classes of Interested Persons**

5.1 The Shareholders Mandate applies to the Interested Person Transactions (as described in paragraph 6.1 below) which are carried out with the following classes of Interested Persons:

(a) Temasek Holdings (Private) Limited and its associates (the "**Temasek Group**"); and

(b) Directors, Chief Executive Officer(s) and controlling shareholders of SembCorp Industries (other than the controlling shareholder described in sub-paragraph (a) above) and their respective associates.

5.2 Transactions with Interested Persons which do not fall within the ambit of the Shareholders Mandate shall be subject to the relevant provisions of Chapter 9 of the Listing Manual.

**6. Categories of Interested Person Transactions**

6.1 The Interested Person Transactions with the Interested Persons (as described in paragraph 5.1 above) which are covered by the Shareholders Mandate and the benefits to be derived therefrom are set out below:

6.1.1 **General Transactions**

This category relates to general transactions ("**General Transactions**") in connection with the provision to, or the obtaining from, Interested Persons of products and services in the normal course of business of the EAR Group (as more particularly described in paragraphs 3.1 and 3.2 above) or which are necessary for the day-to-day operations of the EAR Group comprising the following:

(a) Utilities Activities

The products and services under this sub-category are:

(i) the provision or obtaining of natural gas for the generation of electricity and the production of steam, chemical feedstock and heating;

(ii) the provision or obtaining of electricity and steam;

(iii) the provision of centralised utilities, terminalling, industrial water treatment and management services;

(iv) the obtaining of engineering, procurement and construction services to build infrastructure facilities in connection with the provision or supply of utilities;

(v) the provision of industrial water;

(vi) the provision or obtaining of hazardous waste management and incineration services;

(vii) the provision of materials used as feedstocks for the production of petroleum products;

(viii) the obtaining of hedging services in connection with the purchase or the provision of utilities; and

(ix) the provision or the obtaining of such other products (including but not limited to fuel oil) and/or services which are incidental to or in connection with the provision or obtaining of products and/or services in sub-paragraphs (i) to (viii) above.

The transactions set out in sub-paragraphs (i) to (vii) arise in the normal course of business of Semb Utilities, while those set out in sub-paragraphs (viii) and (ix) are necessary for the day-to-day operations of Semb Utilities.

(b) Engineering and Construction Activities

The products and services under this sub-category are:

(i) the provision or obtaining of engineering, procurement, construction and management services for turnkey projects and construction services (including retrofitting and renovation);

(ii) the provision or obtaining of design consultancy services (covering architectural, structural, mechanical, process, civil, electrical, land surveying and quantity surveying);

(iii) the sale or purchase of building materials;

(iv) the provision or obtaining of building, engineering and technical services;

(v) the leasing and rental (as lessor and lessee) of plant and equipment used in connection with services provided;

(vi) the leasing and rental (as lessor and lessee) of vessels, tug boats and barges used in connection with services provided;

(vii) the obtaining of ship modification, management, repair and maintenance services and pilotage services in connection with services provided;

(viii) the obtaining or the purchase of electronic and engineering equipment, construction plant and equipment, computer maintenance and systems and insurances;

(ix) the provision or obtaining of land and sea transportation, freight services, warehousing and logistics services;

(x) the provision or obtaining of property management, property security and building maintenance services;

6.1.3 **Management and Support Services**

The EAR Group may, from time to time, receive management and support services from, or provide management and support to, its Interested Persons in the areas of finance, treasury, investment risk review, governmental relations, strategic development, management information systems, and human resources management and development ("**Management Support Services**"). By having access to and providing such management support, the EAR Group will derive operational and financial leverage in its dealings with third parties as well as benefits from the global network of its Interested Persons.

**7. Review Procedures for Interested Person Transactions**

7.1 The EAR Group has established the following procedures to ensure that Interested Person Transactions are undertaken on an arm's length basis and on normal commercial terms:

7.1.1 **General Transactions**

Review Procedures

In general, there are procedures established by the EAR Group to ensure that General Transactions with Interested Persons are undertaken on an arm's length basis and on normal commercial terms consistent with the EAR Group's usual business practices and policies, which are generally no more favourable to the Interested Persons than those extended to unrelated third parties.

In particular, the following review procedures have been put in place.

(a) *Provision of services or the sale of products*

The review procedures are:

(i) all contracts entered into or transactions with Interested Persons are to be carried out at the prevailing market rates or prices of the service or product providers, on terms which are no more favourable to the Interested Person than the usual commercial terms extended to unrelated third parties (including, where applicable, preferential rates/prices/discounts accorded to corporate customers or for bulk purchases) or otherwise in accordance with applicable industry norms; and

(ii) where the prevailing market rates or prices are not available due to the nature of service to be provided or the product to be sold, the EAR Group's pricing for such services to be provided or products to be sold to Interested Persons is determined in accordance with the EAR Group's usual business practices and pricing policies, consistent with the usual margin to be obtained by the EAR Group for the same or substantially similar type of contract or transaction with unrelated third parties. In determining the transaction price payable by Interested Persons for such services or products, factors such as, but not limited to, quantity, volume consumption, customer requirements, specifications, duration of contract and strategic purposes of the transaction will be taken into account; and

(b) *Obtaining of services or the purchasing of products*

The review procedures are:

(i) all contracts entered into or transactions with Interested Persons are to be carried out by obtaining quotations (wherever possible or available) from at least two other unrelated third party suppliers for similar quantities and/or quality of services or products, prior to the entry into of the contract or transaction with the Interested Person, as a basis for comparison to determine whether the price and terms offered by the Interested Person are fair and reasonable and comparable to those offered by other unrelated third parties for the same or substantially similar type of services or products. In determining whether the price and terms offered by the Interested Person are fair and reasonable, factors such as, but not limited to, delivery schedules, specification compliance, track record, experience and expertise, and where applicable, preferential rates, rebates or discounts accorded for bulk purchases, will also be taken into account; and

(ii) in the event that such competitive quotations cannot be obtained (for instance, if there are no unrelated third party vendors of similar products or services, or if the product is a proprietary item), the senior management staff of the relevant company in the EAR Group (with no interest, direct or indirect in the transaction), will determine whether the price and terms offered by the Interested Person are fair and reasonable.

Threshold Limits

In addition to the review procedures, the following threshold limits ("**GT Limits**") will be applied to supplement the internal systems of the EAR Group to ensure that General Transactions are undertaken with Interested Persons on an arm's length basis and on normal commercial terms:

| General Transactions | GT Limit (S$ million) |
|---|---|
| Utilities Activities | 250 |
| Engineering and Construction Activities | 250 |
| Environmental Engineering Activities | 20 |
| Other Activities | 20 |

Where the EAR Group's proportionate share in a transaction with an Interested Person exceeds any of the relevant GT Limits set out above, such transaction must be approved by the audit committee of SembCorp Industries (the "**Audit Committee**") prior to its entry. Where the EAR Group's proportionate share in a transaction is equal to or below any of the relevant GT Limits set out above, such transaction need not have the prior approval of the Audit Committee, but shall be reviewed on a quarterly basis by the Audit Committee.

7.1.2 **Treasury Transactions**

Placements

In relation to the placement with any Interested Person by the EAR Group of its funds, SembCorp Industries will require that quotations shall be obtained from such Interested Person and at least two banks for rates of deposits with such bankers of an equivalent amount, and for the equivalent period, of the funds to be placed by the EAR Group. The EAR Group will only place its funds with such Interested Person, provided that the terms quoted are no less favourable than the terms quoted by such banks for equivalent amounts.

Borrowings

In relation to the borrowing of funds from any Interested Person by the EAR Group, SembCorp Industries will require that quotations shall be obtained from such Interested Person and at least two banks for rates for loans from such bankers of an equivalent amount, and for the equivalent period, of the funds to be borrowed. The EAR Group will only borrow funds from such Interested Person, provided that the terms quoted are no less favourable than those quoted by such banks.

Debt Securities and RPS

In relation to the subscription of debt securities or RPS issued by, or purchase of debt securities or RPS from, Interested Persons, the EAR Group will only enter into the subscription or purchase of such debt securities or RPS issued provided that the price(s) at which the EAR Group subscribes for or purchases such debt securities or RPS will not be higher than the price(s) at which such debt securities or RPS are subscribed for or purchased by third parties.

In relation to the issue or sale to Interested Persons of debt securities or RPS, the EAR Group will only issue or sell such debt securities or RPS to Interested Persons provided that the price(s) at which the EAR Group issues or sells such debt securities or RPS will not be lower than the price(s) at which such debt securities or RPS are issued or sold to third parties. The EAR Group will also comply with all applicable laws and regulations in connection with the issue or sale of such debt securities or RPS to Interested Persons.

For the purposes of the Shareholders Mandate, the RPS to be subscribed or purchased from Interested Persons, or to be issued or sold to Interested Persons, will not carry any voting rights, except in the circumstances set out in Section 180(2)(a), (b) and (c) of the Companies Act.

Forex, Swaps, Options

In relation to forex, swap and option transactions with any Interested Person by the EAR Group, SembCorp Industries will require that rate quotations shall be obtained from such Interested Person and at least two banks. The EAR Group will only enter into such forex, swap or option transactions with such Interested Person provided that such terms quoted are no less favourable than the terms quoted by such bankers.

In addition to the foregoing, the following threshold limits ("**Treasury Limits**") will be applied to supplement the internal systems of the EAR Group to ensure that Treasury Transactions are undertaken with Interested Persons on an arm's length basis and on normal commercial terms:

| Type of Treasury Transaction | Treasury Limit (S$ million) |
|---|---|
| Placements | 100 |
| Borrowings | 100 |
| Subscription or Purchase of Debt Securities | 100 |
| Issue or Sale of Debt Securities and RPS | 100 |
| Subscription or Purchase of RPS | 50 |
| Forex, Swaps, Options | 50 |

Where the EAR Group's proportionate share in a transaction with an Interested Person exceeds any of the relevant Treasury Limits set out above, such transaction must be approved by the Audit Committee prior to its entry. Where the EAR Group's proportionate share in a transaction is equal to or below any of the relevant Treasury Limits set out above, such transaction need not have the prior approval of the Audit Committee, but shall be reviewed on a quarterly basis by the Audit Committee.

7.1.3 **Management Support Services**

The EAR Group will satisfy itself that the costs for any Management Support Services provided by or to any Interested Person shall be on an arm's length and normal commercial basis and in accordance with any formula for such cost recovery agreed with such Interested Person. Transactions exceeding the amount of S$1,000,000 must be approved by the Audit Committee, and transactions equal to or below S$1,000,000 shall be reviewed on a quarterly basis by the Audit Committee.

7.2 SembCorp Industries will maintain a register of transactions carried out with Interested Persons pursuant to the Shareholders Mandate (recording the basis, including the quotations obtained to support such basis, on which they were entered into), and SembCorp Industries' internal audit plan will incorporate a review of all transactions entered into in the relevant financial year pursuant to the Shareholders Mandate.

7.3 The Audit Committee of SembCorp Industries shall review these internal audit reports on Interested Persons Transactions to ascertain that the established review procedures to monitor Interested Person Transactions have been complied with.

7.4 If during these periodic reviews by the Audit Committee, the Audit Committee is of the view that the review procedures as stated above have become inappropriate or insufficient in view of changes to the nature of, or the manner in which, the business activities of the EAR Group are conducted, SembCorp Industries will revert to Shareholders for a fresh mandate based on new guidelines and review procedures to ensure that Interested Person Transactions will be on an arm's length and on normal commercial basis.

**8. Validity Period of the Shareholders Mandate**

The renewal of the Shareholders Mandate will take effect from the passing of the ordinary resolution relating thereto, and will (unless revoked or varied by SembCorp Industries in general meeting) continue in force until the next Annual General Meeting of the SembCorp Industries following thereafter. Approval from Shareholders will be sought for the renewal of the Shareholders Mandate at each subsequent Annual General Meeting of SembCorp Industries, subject to satisfactory review by the Audit Committee of its continued application to the transactions with Interested Persons.

**9. Disclosure in Annual Report**

9.1 The Company will announce the aggregate value of transactions conducted with Interested Persons pursuant to the Shareholders Mandate for the quarterly financial periods which the Company is required to report on pursuant to the Listing Manual and within the time required for the announcement of such report.

9.2 Disclosure will be made in SembCorp Industries Annual Report of the aggregate value of transactions conducted with Interested Persons pursuant to the Shareholders Mandate during the financial year, and in the Annual Reports for subsequent financial years that the Shareholders Mandate continues in force, in accordance with the requirements of Chapter 9 of the Listing Manual.

# THE PROPOSED ALTERATIONS TO THE ARTICLES OF ASSOCIATION

The alterations which are proposed to be made to the Articles are set out below. For ease of reference and where appropriate, the full text of the Articles proposed to be altered has also been reproduced and the principal alterations underlined.

1. **EXISTING ARTICLE 2**

*2. In these presents (if not inconsistent with the subject or context) the words and expressions set out in the first column below shall bear the meanings set opposite to them respectively.*

| | |
|---|---|
| *"the Act"* | *The Companies Act, Chapter 50.* |
| *"the Company"* | *SembCorp Industries Ltd.* |
| *"in writing"* | *Written or produced by any substitute for writing or partly one and partly another.* |
| *"market day"* | *A day on which the Singapore Exchange Securities Trading Limited is open for trading in securities.* |
| *"Month"* | *Calendar month.* |
| *"Office"* | *The registered office of the Company for the time being.* |
| *"Paid"* | *Paid or credited as paid.* |
| *"Seal"* | *The Common Seal of the Company.* |
| *"The Statutes"* | *The Act and every other Act for the time being in force concerning companies and affecting the Company.* |
| *"These presents"* | *These Articles of Association as from time to time altered.* |
| *"Year"* | *Calendar year.* |

*The expressions "Depositor", "Depository", "Depository Agent" and "Depository Register" shall have the meanings ascribed to them respectively in the Act.*

*References in these presents to "holders" of shares or a class of shares shall:*

*(a) exclude the Depository except where otherwise expressly provided in these presents or where the term "registered holders" or "registered holder" is used in these presents; and*

*(b) where the context so requires, be deemed to include references to Depositors whose names are entered in the Depository Register in respect of those shares,*

*and "holding" and "held" shall be construed accordingly.*

*The expression "Secretary" shall include any person appointed by the Directors to perform any of the duties of the Secretary and where two or more persons are appointed to act as Joint Secretaries shall include any one of those persons.*

*All such of the provisions of these presents as are applicable to paid-up shares shall apply to stock, and the words "share" and "shareholder" shall be construed accordingly.*

*Words denoting the singular shall include the plural and vice versa. Words denoting the masculine shall include the feminine. Words denoting persons shall include corporations.*

*Subject as aforesaid any words or expression defined in the Act shall (if not inconsistent with the subject or context) bear the same meanings in these presents.*

*A Special Resolution shall be effective for any purpose for which an Ordinary Resolution is expressed to be required under any provision of these presents.*

**Proposed Alterations to Existing Article 2**

By deleting Article 2 in its entirety and substituting therefor the following:

2. In these presents (if not inconsistent with the subject or context) the words and expressions set out in the first column below shall bear the meanings set opposite to them respectively.

| | |
|---|---|
| "the Act" | The Companies Act, Chapter 50. |
| "the Company" | SembCorp Industries Ltd. |
| "in writing" | Written or produced by any substitute for writing or partly one and partly another. |
| "market day" | A day on which the Singapore Exchange Securities Trading Limited is open for trading in securities. |
| "Month" | Calendar month. |
| "Office" | The registered office of the Company for the time being. |
| "Paid" | Paid or credited as paid. |
| "Seal" | The Common Seal of the Company. |
| "The Statutes" | The Act and every other Act for the time being in force concerning companies and affecting the Company. |
| "These presents" | These Articles of Association as from time to time altered. |
| "Year" | Calendar year. |

The expressions "Depositor", "Depository", "Depository Agent", ~~and~~ "Depository Register" and "treasury shares" shall have the meanings ascribed to them respectively in the Act.

References in these presents to "holders" of shares or a class of shares shall:

(a) exclude the Depository except where otherwise expressly provided in these presents or where the term "registered holders" or "registered holder" is used in these presents; ~~and~~

(b) where the context so requires, be deemed to include references to Depositors whose names are entered in the Depository Register in respect of those shares~~.~~; and

(c) except where otherwise expressly provided in these presents, exclude the Company in relation to shares held by it as treasury shares,

and "holding" and "held" shall be construed accordingly.

References in these presents to "member" shall, where the Act requires, exclude the Company where it is a member by reason of its holding of its shares as treasury shares.

The expression "Secretary" shall include any person appointed by the Directors to perform any of the duties of the Secretary and where two or more persons are appointed to act as Joint Secretaries shall include any one of those persons.

All such of the provisions of these presents as are applicable to paid-up shares shall apply to stock, and the words "share" and "shareholder" shall be construed accordingly.

Words denoting the singular shall include the plural and vice versa. Words denoting the masculine shall include the feminine. Words denoting persons shall include corporations.

Any reference in these presents to any enactment is a reference to that enactment as for the time being amended or re-enacted.

Subject as aforesaid any words or expression defined in the Act shall (if not inconsistent with the subject or context) bear the same meanings in these presents.

A Special Resolution shall be effective for any purpose for which an Ordinary Resolution is expressed to be required under any provision of these presents.

The headnotes are inserted for convenience only and shall not affect the construction of these presents.

## 2. EXISTING ARTICLE 3

***SHARE CAPITAL***

*3. The authorised share capital of the Company is $500,000,000 divided into 2,000,000,000 ordinary shares of $0.25 each.*

**Proposed Alterations to headnote "SHARE CAPITAL" and Existing Article 3**

By deleting the headnote "SHARE CAPITAL" appearing immediately before Article 3 and Article 3 in their entirety.

## 3. EXISTING ARTICLE 4

*4. Subject to the presents, no shares may be issued by the Directors without the prior approval of the Company in General Meeting but subject thereto and to Article 8 and to any special rights attached to any shares for the time being issued, the Directors may allot and issue shares or grant options over or otherwise dispose of the same to such persons on such terms and conditions and for such consideration and at such time and subject or not to the payment of any part of the amount thereof in cash as the Directors may think fit, and any shares may be issued with such preferential, deferred, qualified or special rights, privileges or conditions as the Directors may think fit, and preference shares may be issued which are or at the option of the Company are liable to be redeemed, the terms and manner of redemption being determined by the Directors; Provided always that:*

*(a) no shares shall be issued to transfer a controlling interest in the Company without the prior approval of the members in a General Meeting;*

(b) *no shares shall be issued at a discount except in accordance with the Statutes;*

(c) *(subject to any direction to the contrary that may be given by the Company in General Meeting) any issue of shares for cash to members holding shares of any class shall be offered to such members in proportion as nearly as may be to the number of shares of such class then held by them and the provisions of the second sentence of Article 8(A) with such adaptations as are necessary shall apply; and*

(d) *any other issue of shares, the aggregate of which would exceed the limits referred to in Article 8(B), shall be subject to the approval of the Company in General Meeting.*

**Proposed Alterations to Existing Article 4**

By deleting Article 4 in its entirety and substituting therefor the following:

4. Subject to the presents, no shares may be issued by the Directors without the prior approval of the Company in General Meeting but subject thereto and to Article 8 and to any special rights attached to any shares for the time being issued, the Directors may allot and issue shares or grant options over or otherwise dispose of the same to such persons on such terms and conditions and for such consideration and at such time and subject or not to the payment of any part of the amount thereof in cash as the Directors may think fit, and any shares may be issued with such preferential, deferred, qualified or special rights, privileges or conditions as the Directors may think fit, and preference shares may be issued which are or at the option of the Company are liable to be redeemed, the terms and manner of redemption being determined by the Directors; Provided always that:

(a) no shares shall be issued to transfer a controlling interest in the Company without the prior approval of the members in a General Meeting;

~~(b) no shares shall be issued at a discount except in accordance with the Statutes;~~

~~(c)~~ (b) (subject to any direction to the contrary that may be given by the Company in General Meeting) any issue of shares for cash to members holding shares of any class shall be offered to such members in proportion as nearly as may be to the number of shares of such class then held by them and the provisions of the second sentence of Article 8(A) with such adaptations as are necessary shall apply; and

~~(d)~~ (c) any other issue of shares, the aggregate of which would exceed the limits referred to in Article 8(B), shall be subject to the approval of the Company in General Meeting.

**4. EXISTING ARTICLE 5(A)**

*5. (A) In the event of preference shares being issued the total nominal value of issued preference shares shall not at any time exceed the total nominal value of the issued ordinary shares and preference shareholders shall have the same rights as ordinary shareholders as regards receiving of notices, reports and balance sheets and attending General Meetings of the Company, and preference shareholders shall also have the right to vote at any meeting convened for the purpose of reducing the capital or winding-up or sanctioning a sale of the undertaking or where the proposal to be submitted to the meeting directly affects their rights and privileges or when the dividend on the preference shares is more than six months in arrear.*

**Proposed Alterations to Existing Article 5(A)**

By deleting Article 5(A) in its entirety and substituting therefor the following:

5. (A) ~~In the event of p~~Preference shares ~~being~~ may be issued subject to such limitation thereof as may be prescribed by any Stock Exchange upon which shares in the Company may be listed. ~~the total nominal value of issued preference shares shall not at any time exceed the total nominal value of the issued ordinary shares and p~~Preference shareholders shall have the same rights as ordinary shareholders as regards receiving of notices, reports and balance sheets and attending General Meetings of the Company, and preference shareholders shall also have the right to vote at any meeting convened for the purpose of reducing the capital or winding-up or sanctioning a sale of the undertaking or where the proposal to be submitted to the meeting directly affects their rights and privileges or when the dividend on the preference shares is more than six months in arrear.

## 5. NEW HEADNOTE "TREASURY SHARES" AND NEW ARTICLE 5A

New headnote "TREASURY SHARES" and new Article 5A shall be inserted immediately after Article 5 as follows:

TREASURY SHARES

5A. The Company shall not exercise any right in respect of treasury shares other than as provided by the Act. Subject thereto, the Company may hold or deal with its treasury shares in the manner authorised by, or prescribed pursuant to, the Act.

## 6. EXISTING ARTICLE 6(A)

*6. (A) Whenever the share capital of the Company is divided into different classes of shares, subject to the provisions of the Statutes, preference capital other than redeemable preference capital may be repaid and the special rights attached to any class may be varied or abrogated either with the consent in writing of the holders of three-quarters in nominal value of the issued shares of the class or with the sanction of a Special Resolution passed at a separate General Meeting of the holders of the shares of the class (but not otherwise) and may be so repaid, varied or abrogated either whilst the Company is a going concern or during or in contemplation of a winding-up. To every such separate General Meeting all the provisions of these presents relating to General Meetings of the Company and to the proceedings thereat shall mutatis mutandis apply, except that the necessary quorum shall be two persons at least holding or representing by proxy at least one-third in nominal value of the issued shares of the class and that any holder of shares of the class present in person or by proxy may demand a poll and that every such holder shall on a poll have one vote for every share of the class held by him, Provided always that where the necessary majority for such a Special Resolution is not obtained at such General Meeting, consent in writing if obtained from the holders of three-quarters in nominal value of the issued shares of the class concerned within two months of such General Meeting shall be as valid and effectual as a Special Resolution carried at such General Meeting. The foregoing provisions of this Article shall apply to the variation or abrogation of the special rights attached to some only of the shares of any class as if each group of shares of the class differently treated formed a separate class the special rights whereof are to be varied.*

**Proposed Alterations to Existing Article 6(A)**

By deleting Article 6(A) in its entirety and substituting therefor the following:

6. (A) Whenever the share capital of the Company is divided into different classes of shares, subject to the provisions of the Statutes, preference capital other than redeemable preference capital may be repaid and the special rights attached to any class may be varied or abrogated either with the consent in writing of the holders of three-quarters ~~in nominal value~~ of the issued shares of the class or with the sanction of a Special Resolution passed at a separate

General Meeting of the holders of the shares of the class (but not otherwise) and may be so repaid, varied or abrogated either whilst the Company is a going concern or during or in contemplation of a winding-up. To every such separate General Meeting all the provisions of these presents relating to General Meetings of the Company and to the proceedings thereat shall mutatis mutandis apply, except that the necessary quorum shall be two persons at least holding or representing by proxy at least one-third ~~in nominal value~~ of the issued shares of the class and that any holder of shares of the class present in person or by proxy may demand a poll and that every such holder shall on a poll have one vote for every share of the class held by him, Provided always that where the necessary majority for such a Special Resolution is not obtained at such General Meeting, consent in writing if obtained from the holders of three-quarters ~~in nominal value~~ of the issued shares of the class concerned within two months of such General Meeting shall be as valid and effectual as a Special Resolution carried at such General Meeting. The foregoing provisions of this Article shall apply to the variation or abrogation of the special rights attached to some only of the shares of any class as if each group of shares of the class differently treated formed a separate class the special rights whereof are to be varied.

**7. EXISTING ARTICLE 7**

*7. The Company may from time to time by Ordinary Resolution increase its capital by such sum to be divided into shares of such amounts as the resolution shall prescribe.*

**Proposed Alterations to Existing Article 7**

By deleting Article 7 in its entirety.

**8. EXISTING ARTICLES 8(A) and 8(B)**

*8. (A) Subject to any direction to the contrary that may be given by the Company in General Meeting, all new shares shall before issue be offered to such persons as at the date of the offer are entitled to receive notices from the Company of General Meetings in proportion, as nearly as the circumstances admit, to the amount of the existing shares to which they are entitled. The offer shall be made by notice specifying the number of shares offered, and limiting a time within which the offer, if not accepted, will be deemed to be declined, and, after the expiration of that time, or on the receipt of an intimation from the person to whom the offer is made that he declines to accept the shares offered, the Directors may dispose of those shares in such manner as they think most beneficial to the Company. The Directors may likewise so dispose of any new shares which (by reason of the ratio which the new shares bear to shares held by persons entitled to an offer of new shares) cannot, in the opinion of the Directors, be conveniently offered under this Article 8(A).*

*(B) Notwithstanding Article 8(A), the Company may by Ordinary Resolution in General Meeting give to the Directors a general authority, either unconditionally or subject to such conditions as may be specified in the Ordinary Resolution, to:-*

*(a) (i) issue shares in the capital of the Company ("shares") whether by way of rights, bonus or otherwise; and/or*

*(ii) make or grant offers, agreements or options (collectively, "Instruments") that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares; and*

(b) *(notwithstanding the authority conferred by the Ordinary Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while the Ordinary Resolution was in force,*

*provided that:-*

(1) *the aggregate number of shares to be issued pursuant to the Ordinary Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to the Ordinary Resolution) does not exceed 50 per cent. (or such other limit as may be prescribed by the Singapore Exchange Securities Trading Limited) of the issued share capital of the Company (as calculated in accordance with sub-paragraph (2) below), of which the aggregate number of shares to be issued other than on a pro rata basis to shareholders of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to the Ordinary Resolution) does not exceed 20 per cent. (or such other limit as may be prescribed by the Singapore Exchange Securities Trading Limited) of the issued share capital of the Company (as calculated in accordance with sub-paragraph (2) below);*

(2) *(subject to such manner of calculation as may be prescribed by the Singapore Exchange Securities Trading Limited) for the purpose of determining the aggregate number of shares that may be issued under sub-paragraph (1) above, the percentage of issued share capital shall be based on the issued share capital of the Company at the time that the Ordinary Resolution is passed, after adjusting for:*

  (i) *new shares arising upon the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting as at the time the Ordinary Resolution is passed; and*

  (ii) *any subsequent consolidation or subdivision of shares;*

(3) *in exercising the authority conferred by the Ordinary Resolution, the Company shall comply with the provisions of the Listing Manual of the Singapore Exchange Securities Trading Limited for the time being in force (unless such compliance is waived by the Singapore Exchange Securities Trading Limited) and these Articles; and*

(4) *(unless revoked or varied by the Company in general meeting) the authority conferred by the Ordinary Resolution shall not continue in force beyond the conclusion of the Annual General Meeting of the Company next following the passing of the Ordinary Resolution, or the date by which such Annual General Meeting of the Company is required by law to be held, or the expiration of such other period as may be prescribed by the Act (whichever is the earliest).*

**Proposed Alterations to Existing Articles 8(A) and 8(B)**

By deleting Articles 8(A) and 8(B) in their entirety and substituting therefor the following:

8. (A) Subject to any direction to the contrary that may be given by the Company in General Meeting, all new shares shall before issue be offered to such persons as at the date of the offer are entitled to receive notices from the Company of General Meetings in proportion, as nearly as the circumstances admit, to the ~~amount~~ number of the existing shares to which they are

entitled. The offer shall be made by notice specifying the number of shares offered, and limiting a time within which the offer, if not accepted, will be deemed to be declined, and, after the expiration of that time, or on the receipt of an intimation from the person to whom the offer is made that he declines to accept the shares offered, the Directors may dispose of those shares in such manner as they think most beneficial to the Company. The Directors may likewise so dispose of any new shares which (by reason of the ratio which the new shares bear to shares held by persons entitled to an offer of new shares) cannot, in the opinion of the Directors, be conveniently offered under this Article 8(A).

(B) Notwithstanding Article 8(A), the Company may by *Ordinary Resolution in* General Meeting give to the Directors a general authority, either unconditionally or subject to such conditions as may be specified in the Ordinary Resolution, to:-

(a) (i) issue shares in the capital of the Company ("shares") whether by way of rights, bonus or otherwise; and/or

(ii) make or grant offers, agreements or options (collectively, "Instruments") that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares; and

(b) (notwithstanding the authority conferred by the Ordinary Resolution may have ceased to be in force) *issue shares in pursuance* of any Instrument made or granted by the Directors while the Ordinary Resolution was in force,

provided that:-

~~(1) the aggregate number of shares to be issued pursuant to the Ordinary Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to the Ordinary Resolution) does not exceed 50 per cent. (or such other limit as may be prescribed by the Singapore Exchange Securities Trading Limited) of the issued share capital of the Company (as calculated in accordance with sub-paragraph (2) below), of which the aggregate number of shares to be issued other than on a *pro rata* basis to shareholders of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to the Ordinary Resolution) does not exceed 20 per cent. (or such other limit as may be prescribed by the Singapore Exchange Securities Trading Limited) of the issued share capital of the Company (as calculated in accordance with sub-paragraph (2) below);~~

~~(2) (subject to such manner of calculation as may be prescribed by the Singapore Exchange Securities Trading Limited) for the purpose of determining the aggregate number of shares that may be issued under sub-paragraph (1) above, the percentage of issued share capital shall be based on the issued share capital of the Company at the time that the Ordinary Resolution is passed, after adjusting for:~~

~~(i) new shares arising upon the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting as at the time the *Ordinary* Resolution is passed; and~~

~~(ii) any subsequent consolidation or subdivision of shares;~~

(1) the aggregate number of shares to be issued pursuant to the Ordinary Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to the Ordinary Resolution) shall be subject to such limits and manner of calculation as may be prescribed by the Singapore Exchange Securities Trading Limited;

~~(3)~~(2) in exercising the authority conferred by the Ordinary Resolution, the Company shall comply with the provisions of the Listing Manual of the Singapore Exchange Securities Trading Limited for the time being in force (unless such compliance is waived by the Singapore Exchange Securities Trading Limited) and these Articles; and

~~(4)~~(3) (unless revoked or varied by the Company in general meeting) the authority conferred by the Ordinary Resolution shall not continue in force beyond the conclusion of the Annual General Meeting of the Company next following the passing of the Ordinary Resolution, or the date by which such Annual General Meeting of the Company is required by law to be held, or the expiration of such other period as may be prescribed by the Act (whichever is the earliest).

**9. EXISTING ARTICLE 9**

*9. The Company may by Ordinary Resolution:*

*(a) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;*

*(b) cancel any shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person and diminish the amount of its capital by the amount of the shares so cancelled;*

*(c) sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the Memorandum of Association (subject, nevertheless, to the provisions of the Statutes), and so that the resolution whereby any share is sub-divided may determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares may, as compared with the others, have any such preferred, deferred or other special rights, or be subject to any such restrictions, as the Company has power to attach to unissued or new shares; and*

*(d) subject to the provisions of the Statutes, convert any class of shares into any other class of shares.*

**Proposed Alterations to Existing Article 9**

By deleting Article 9 in its entirety and substituting therefor the following:

9. The Company may by Ordinary Resolution:

(a) consolidate and divide all or any of its shares ~~capital into shares of larger amount than its existing shares~~;

~~(b) cancel any shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person and diminish the amount of its capital by the amount of the shares so cancelled;~~

~~(c)~~(b) sub-divide its shares, or any of them, ~~into shares of smaller amount than is fixed by the Memorandum of Association~~ (subject, nevertheless, to the provisions of the

Statutes), and so that the resolution whereby any share is sub-divided may determine that, as between the holders of the shares resulting from such subivision, one or more of the shares may, as compared with the others, have any such preferred, deferred or other special rights, or be subject to any such restrictions, as the Company has power to attach to unissued or new shares; and

~~(d)~~(c) subject to the provisions of the Statutes, convert any class of shares into any other class of shares.

**10. EXISTING ARTICLE 10**

*10. The Company may reduce its share capital or any capital redemption reserve fund, share premium account or other undistributable reserve in any manner and with and subject to any incident authorised and consent required by law.*

**Proposed Alterations to Existing Article 10**

By deleting Article 10 in its entirety and substituting therefor the following:

10. (A) The Company may, subject to and in accordance with the Act, purchase or otherwise acquire its issued shares on such terms and in such manner as the Company may from time to time think fit. If required by the Act, any share which is so purchased or acquired by the Company shall, unless held in treasury in accordance with the Act, be deemed to be cancelled immediately on purchase or acquisition. On the cancellation of any share as aforesaid, the rights and privileges attached to that share shall expire. In any other instance, the Company may hold or deal with any such share which is so purchased or acquired by it in such manner as may be permitted by, and in accordance with, the Act.

(B) The Company may reduce its share capital ~~or any capital redemption reserve fund, share premium account~~ or ~~other~~ any undistributable reserve in any manner and with and subject to any incident authorised and consent required by law. Without prejudice to the generality of the foregoing, upon cancellation of any share purchased or otherwise acquired by the Company pursuant to these presents and the Statutes, the number of issued shares of the Company shall be diminished by the number of the shares so cancelled, and where any such cancelled share was purchased or acquired out of the capital of the Company, the amount of the share capital of the Company shall be reduced accordingly.

**11. EXISTING ARTICLE 14**

*14. The Company may exercise the powers of paying commissions conferred by the Statutes to the full extent thereby permitted provided that the rate or amount of the commissions paid or agreed to be paid shall be disclosed in the manner required by the Statutes. Such commissions may be satisfied by the payment of cash or the allotment of fully or partly paid shares or partly in one way and partly in the other. The Company may also on any issue of shares pay such brokerage as may be lawful.*

**Proposed Alterations to Existing Article 14**

By deleting Article 14 in its entirety and substituting therefor the following:

14. The Company may ~~exercise the powers of paying~~ pay commissions or brokerage on any issue of shares ~~conferred by the Statutes to the full extent thereby permitted provided that the~~ at such rate or amount and in such manner as the Directors may deem fit. ~~of the commissions paid or agreed to be paid shall be disclosed in the manner required by the Statutes.~~ Such commissions or brokerage may be satisfied by the payment of cash or the allotment of fully or partly paid shares or partly in one way and partly in the other. ~~The Company may also on any issue of shares pay such brokerage as may be lawful.~~

## 12. EXISTING ARTICLE 16

*16. Every share certificate shall be issued under the Seal and shall specify the number and class of shares to which it relates and the amount paid up thereon and shall bear the autographic or facsimile signatures of one Director and the Secretary or a second Director or some other person appointed by the Directors. The facsimile signatures may be reproduced by mechanical, electronic or other method approved by the Directors. No certificate shall be issued representing shares of more than one class.*

**Proposed Alterations to Existing Article 16**

By deleting Article 16 in its entirety and substituting therefor the following:

16. Every share certificate shall be issued under the Seal and shall specify the number and class of shares to which it relates and the amount paid ~~up~~ and amount (if any) unpaid thereon and shall bear the autographic or facsimile signatures of one Director and the Secretary or a second Director or some other person appointed by the Directors. The facsimile signatures may be reproduced by mechanical, electronic or other method approved by the Directors. No certificate shall be issued representing shares of more than one class.

## 13. EXISTING ARTICLE 18

*18. Subject to the payment of all or any part of the stamp duty payable (if any) on each share certificate prior to the delivery thereof which the Directors in their absolute discretion may require, every person whose name is entered as a member in the Register of Members shall be entitled to receive within 10 market days (or such other period as may be approved by any stock exchange upon which the shares of the Company may be listed) of the closing date of any application for shares or, as the case may be, the date of lodgement of a registrable transfer, one certificate for all his shares of any one class or several certificates in reasonable denominations each for a part of the shares so allotted or transferred. Where such a member transfers part only of the shares comprised in a certificate or where such a member requires the Company to cancel any certificate or certificates and issue new certificates for the purpose of subdividing his holding in a different manner the old certificate or certificates shall be cancelled and a new certificate or certificates for the balance of such shares issued in lieu thereof and such member shall pay all or any part of the stamp duty payable (if any) on each share certificate prior to the delivery thereof which the Directors in their absolute discretion may require and a maximum fee of $2 for each new certificate or such other fee as the Directors may from time to time determine having regard to any limitation thereof as may be prescribed by any stock exchange upon which the shares in the Company may be listed.*

**Proposed Alterations to Existing Article 18**

By deleting Article 18 in its entirety and substituting therefor the following:

18. ~~Subject to the payment of all or any part of the stamp duty payable (if any) on each share certificate prior to the delivery thereof which the Directors in their absolute discretion may require, e~~Every person whose name is entered as a member in the Register of Members shall be entitled to receive within 10 market days (or such other period as may be approved by any stock exchange upon which the shares of the Company may be listed) of the closing date of any application for shares or, as the case may be, the date of lodgement of a registrable transfer, one certificate for all his shares of any one class or several certificates in reasonable denominations each for a part of the shares so allotted or transferred. Where such a member transfers part only of the shares comprised in a certificate or where such a member requires the Company to cancel any certificate or certificates and issue new certificates for the purpose of subdividing his holding in a different manner, the old certificate or certificates shall be cancelled and a new certificate or certificates for the balance of such shares issued in lieu thereof and such member shall pay ~~all or~~

any part of the stamp duty payable (if any) on each share certificate prior to the delivery thereof which the Directors in their absolute discretion may require and a maximum fee of $2 for each new certificate or such other fee as the Directors may from time to time determine, having regard to any limitation thereof as may be prescribed by any stock exchange upon which the shares in the Company may be listed.

**14. EXISTING ARTICLE 20(C)**

*20. (C) Subject to the provisions of the Statutes, if any share certificate shall be defaced, worn out, destroyed, lost or stolen, it may be renewed on such evidence being produced and a letter of indemnity (if required) being given by the shareholder, transferee, person entitled, purchaser, member firm or member company of any stock exchange upon which the Company is listed or on behalf of its or their client or clients as the Directors of the Company shall require, and (in case of defacement or wearing out) on delivery up of the old certificate and in any case on payment of such sum not exceeding $2 as the Directors may from time to time require together with the amount of the proper duty with which such share certificate is chargeable under any law for the time being in force relating to stamps. In the case of destruction, loss or theft, a shareholder or person entitled to whom such renewed certificate is given shall also bear the loss and pay to the Company all expenses incidental to the investigations by the Company of the evidence of such destruction or loss.*

**Proposed Alterations to Existing Article 20(C)**

By deleting Article 20(C) in its entirety and substituting therefor the following:

20. (C) Subject to the provisions of the Statutes, if any share certificate shall be defaced, worn out, destroyed, lost or stolen, it may be renewed on such evidence being produced and a letter of indemnity (if required) being given by the shareholder, transferee, person entitled, purchaser, member firm or member company of any stock exchange upon which the Company is listed or on behalf of its or their client or clients as the Directors of the Company shall require, and (in case of defacement or wearing out) on delivery up of the old certificate and in any case on payment of such sum not exceeding $2 as the Directors may from time to time require together with the amount of the proper duty with which such share certificate is chargeable under any law for the time being in force relating to stamps. In the case of destruction, loss or theft, a shareholder or person entitled to whom such renewed certificate is given shall also bear the loss and pay to the Company all expenses incidental to the investigations by the Company of the evidence of such destruction or loss.

**15. EXISTING ARTICLE 21**

*21. The Directors may from time to time make calls upon the members in respect of any moneys unpaid on their shares (whether on account of the nominal value of the shares or, when permitted, by way of premium) but subject always to the terms of issue of such shares. A call shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed and may be made payable by instalments.*

**Proposed Alterations to Existing Article 21**

By deleting Article 21 in its entirety and substituting therefor the following:

21. The Directors may from time to time make calls upon the members in respect of any moneys unpaid on their shares (whether on account of the nominal value of the shares or, when permitted, by way of premium) but subject always to the terms of issue of such shares. A call shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed and may be made payable by instalments.

**16. EXISTING ARTICLE 24**

*24. Any sum (whether on account of the nominal value of the share or by way of premium) which by the terms of issue of a share becomes payable upon allotment or at any fixed date shall for all the purposes of these presents be deemed to be a call duly made and payable on the date on which by the terms of issue the same becomes payable. In case of non-payment all the relevant provisions of these presents as to payment of interest and expenses, forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.*

**Proposed Alterations to Existing Article 24**

By deleting Article 24 in its entirety and substituting therefor the following:

24. Any sum ~~(whether on account of the nominal value of the share or by way of premium)~~ which by the terms of issue of a share becomes payable upon allotment or at any fixed date shall for all the purposes of these presents be deemed to be a call duly made and payable on the date on which by the terms of issue the same becomes payable. In case of non-payment all the relevant provisions of these presents as to payment of interest and expenses, forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

**17. EXISTING ARTICLE 27**

*27. The Directors may if they think fit receive from any member willing to advance the same all or any part of the moneys (whether on account of the nominal value of the shares or by way of premium) uncalled and unpaid upon the shares held by him and such payment in advance of calls shall extinguish pro tanto the liability upon the shares in respect of which it is made and upon the money so received (until and to the extent that the same would but for such advance become payable) the Company may pay interest at such rate (not exceeding eight per cent. per annum) as the member paying such sum and the Directors may agree. Capital paid on shares in advance of calls shall not while carrying interest confer a right to participate in profits.*

**Proposed Alterations to Existing Article 27**

By deleting Article 27 in its entirety and substituting therefor the following:

27. The Directors may if they think fit receive from any member willing to advance the same all or any part of the moneys ~~(whether on account of the nominal value of the shares or by way of premium)~~ uncalled and unpaid upon the shares held by him and such payment in advance of calls shall extinguish pro tanto the liability upon the shares in respect of which it is made and upon the money so received (until and to the extent that the same would but for such advance become payable) the Company may pay interest at such rate (not exceeding eight per cent. per annum) as the member paying such sum and the Directors may agree. Capital paid on shares in advance of calls shall not while carrying interest confer a right to participate in profits.

**18. EXISTING ARTICLE 39(B)**

*39. (B) The Directors may in their sole discretion refuse to register any instrument of transfer unless:*

*(a) all or any part of the stamp duty (if any) payable on each share certificate and such fee not exceeding $2 as the Directors may from time to time require, is paid to the Company in respect thereof;*

*(b) the instrument of transfer is deposited at the Office or at such other place (if any) as the Directors may appoint accompanied by the certificates of the shares to which it relates, and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer and, if the instrument of transfer is executed by some other person on his behalf, the authority of the person so to do;*

*(c) the instrument of transfer is in respect of only one class of shares; and*

*(d) the amount of the proper duty with which each share certificate to be issued in consequence of the registration of such transfer is chargeable under any law for the time being in force relating to stamps is tendered.*

**Proposed Alterations to Existing Article 39(B)**

By deleting Article 39(B) in its entirety and substituting therefor the following:

39. (B) The Directors may in their sole discretion refuse to register any instrument of transfer of shares unless:

(a) ~~all or any part of the stamp duty (if any) payable on each share certificate and~~ such fee not exceeding $2 as the Directors may from time to time require, is paid to the Company in respect thereof;

(b) the amount of proper duty (if any) with which each instrument of transfer is chargeable under any law for the time being in force relating to stamps is paid;

~~(b)~~(c) the instrument of transfer is deposited at the Office or at such other place (if any) as the Directors may appoint accompanied by a certificate of payment of stamp duty (if any), the certificates of the shares to which ~~it~~ the transfer relates, and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer and, if the instrument of transfer is executed by some other person on his behalf, the authority of the person so to do; and

~~(c)~~(d) the instrument of transfer is in respect of only one class of shares.~~; and~~

~~(d) the amount of the proper duty with which each share certificate to be issued in consequence of the registration of such transfer is chargeable under any law for the time being in force relating to stamps is tendered.~~

**19. EXISTING ARTICLE 47**

*47. The Company may from time to time by Ordinary Resolution convert any paid-up shares into stock and may from time to time by like resolution reconvert any stock into paid-up shares of any denomination.*

**Proposed Alterations to Existing Article 47**

By deleting Article 47 in its entirety and substituting therefor the following:

47. The Company may from time to time by Ordinary Resolution convert any paid-up shares into stock and may from time to time by like resolution reconvert any stock into paid-up shares. ~~of any denomination.~~

20. **EXISTING ARTICLE 48**

*48. The holders of stock may transfer the same or any part thereof in the same manner and subject to the same Articles as and subject to which the shares from which the stock arose might previously to conversion have been transferred (or as near thereto as circumstances admit) but no stock shall be transferable except in such units (not being greater than the nominal amount of the shares from which the stock arose) as the Directors may from time to time determine.*

**Proposed Alterations to Existing Article 48**

By deleting Article 48 in its entirety and substituting therefor the following:

48. The holders of stock may transfer the same or any part thereof in the same manner and subject to the same Articles as and subject to which the shares from which the stock arose might previously to conversion have been transferred (or as near thereto as circumstances admit) but no stock shall be transferable except in such units ~~(not being greater than the nominal amount of the shares from which the stock arose)~~ as the Directors may from time to time determine.

21. **EXISTING ARTICLE 49**

*49. The holders of stock shall, according to the amount of stock held by them, have the same rights, privileges and advantages as regards dividend, return of capital, voting and other matters, as if they held the shares from which the stock arose; but no such privilege or advantage (except as regards participation in the profits or assets of the Company) shall be conferred by an amount of stock which would not, if existing in shares, have conferred such privilege or advantage; and no such conversion shall affect or prejudice any preference or other special privileges attached to the shares so converted.*

**Proposed Alterations to Existing Article 49**

By deleting Article 49 in its entirety and substituting therefor the following:

49. The holders of stock shall, according to the ~~amount~~ number of stock units held by them, have the same rights, privileges and advantages as regards dividend, return of capital, voting and other matters, as if they held the shares from which the stock arose; but no such privilege or advantage (except as regards participation in the profits or assets of the Company) shall be conferred by ~~an amount~~ the number of stock units which would not, if existing in shares, have conferred such privilege or advantage; and no such conversion shall affect or prejudice any preference or other special privileges attached to the shares so converted.

22. **EXISTING ARTICLE 52**

*52. Any General Meeting at which it is proposed to pass a Special Resolution or (save as provided by the Statutes) a resolution of which special notice has been given to the Company, shall be called by 21 days' notice in writing at the least and an Annual General Meeting and any other Extraordinary General Meeting by 14 days' notice in writing at the least. The period of notice shall in each case be exclusive of the day on which it is served or deemed to be served and of the day on which the meeting is to be held and shall be given in the manner hereinafter mentioned to all members other than such as are not under the provisions of these presents entitled to receive such notices from the Company; Provided that a General Meeting notwithstanding that it has been called by a shorter notice than that specified above shall be deemed to have been duly called if it is so agreed:*

*(a) in the case of an Annual General Meeting, by all the members entitled to attend and vote thereat; and*

*(b) in the case of an Extraordinary General Meeting, by a majority in number of the members having a right to attend and vote thereat, being a majority together holding not less than 95 per cent. in nominal value of the shares giving that right;*

*Provided also that the accidental omission to give notice to or the non-receipt of notice by any person entitled thereto shall not invalidate the proceedings at any General Meeting. At least 14 days' notice of any General Meeting shall be given by advertisement in an English daily newspaper in circulation in Singapore and in writing to any stock exchange upon which the Company may be listed.*

**Proposed Alteration to Existing Article 52**

By deleting Article 52 in its entirety and substituting therefor the following:

52. Any General Meeting at which it is proposed to pass a Special Resolution or (save as provided by the Statutes) a resolution of which special notice has been given to the Company, shall be called by 21 days' notice in writing at the least and an Annual General Meeting and any other Extraordinary General Meeting by 14 days' notice in writing at the least. The period of notice shall in each case be exclusive of the day on which it is served or deemed to be served and of the day on which the meeting is to be held and shall be given in the manner hereinafter mentioned to all members other than such as are not under the provisions of these presents and the Act entitled to receive such notices from the Company; Provided that a General Meeting notwithstanding that it has been called by a shorter notice than that specified above shall be deemed to have been duly called if it is so agreed:

(a) in the case of an Annual General Meeting, by all the members entitled to attend and vote thereat; and

(b) in the case of an Extraordinary General Meeting, by a majority in number of the members having a right to attend and vote thereat, being a majority together holding not less than 95 per cent. ~~in nominal value of the shares giving that right~~ of the total voting rights of all the members having a right to vote at that meeting;

Provided also that the accidental omission to give notice to or the non-receipt of notice by any person entitled thereto shall not invalidate the proceedings at any General Meeting. At least 14 days' notice of any General Meeting shall be given by advertisement in an English daily newspaper in circulation in Singapore and in writing to any stock exchange upon which the Company may be listed.

**23. EXISTING ARTICLE 57**

*57. No business other than the appointment of a chairman shall be transacted at any General Meeting unless a quorum is present at the time when the meeting proceeds to business. Save as herein otherwise provided, the quorum at any General Meeting shall be two or more members present in person or by proxy.*

**Proposed Alterations to Existing Article 57**

By deleting Article 57 in its entirety and substituting therefor the following:

57. No business other than the appointment of a chairman shall be transacted at any General Meeting unless a quorum is present at the time when the meeting proceeds to business. Save as herein otherwise provided, the quorum at any General Meeting shall be two or more members present in person or by proxy. Provided that (a) a proxy representing more than one member shall only count as one member for the purpose of determining the quorum; and (b) where a member is represented by more than one proxy such proxies shall count as only one member for the purpose of determining the quorum.

## 24. EXISTING ARTICLE 62

*62. At any General Meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded by:*

*(a) the chairman of the meeting; or*

*(b) not less than two members present in person or by proxy and entitled to vote; or*

*(c) a member present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or*

*(d) a member present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid on all the shares conferring that right;*

*Provided always that no poll shall be demanded on the choice of a chairman or on a question of adjournment.*

**Proposed Alterations to Existing Article 62**

By deleting Article 62 in its entirety and substituting therefor the following:

62. At any General Meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded by:

(a) the chairman of the meeting; or

(b) not less than two members present in person or by proxy and entitled to vote <u>at the meeting</u>; or

(c) a member present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) a member present in person or by proxy and holding ~~shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid on all the shares conferring that right~~ <u>not less than 10 per cent. of the total number of paid-p shares of the Company (excluding treasury shares)</u>;

Provided always that no poll shall be demanded on the choice of a chairman or on a question of adjournment.

## 25. EXISTING ARTICLE 66

*66. Subject and without prejudice to any special privileges or restrictions as to voting for the time being attached to any special class of shares for the time being forming part of the capital of the Company, each member entitled to vote may vote in person or by proxy. On a show of hands every member who is present in person or by proxy shall have one vote and on a poll, every member who is present in person or by proxy shall have one vote for every share which he holds or represents. For the purpose of determining the number of votes which a member, being a Depositor, or his proxy may cast at any General Meeting on a poll, the reference to shares held or represented shall, in relation to shares of that Depositor, be the number of shares entered against his name in the Depository Register as at 48 hours before the time of the relevant General Meeting as certified by the Depository to the Company.*

Proposed Alterations to Existing Article 66

By deleting Article 66 in its entirety and substituting therefor the following:

66. Subject and without prejudice to any special privileges or restrictions as to voting for the time being attached to any special class of shares for the time being forming part of the capital of the Company and to Article 5A, each member entitled to vote may vote in person or by proxy. On a show of hands every member who is present in person or by proxy shall have one vote (provided that in the case of a member who is represented by two proxies, only one of the two proxies as determined by that member or, failing such determination, by the Chairman of the meeting (or by a person authorised by him) in his sole discretion shall be entitled to vote on a show of hands) and on a poll, every member who is present in person or by proxy shall have one vote for every share which he holds or represents. For the purpose of determining the number of votes which a member, being a Depositor, or his proxy may cast at any General Meeting on a poll, the reference to shares held or represented shall, in relation to shares of that Depositor, be the number of shares entered against his name in the Depository Register as at 48 hours before the time of the relevant General Meeting as certified by the Depository to the Company.

**26. EXISTING ARTICLE 95**

*95. The Company at the meeting at which a Director retires under any provision of these presents may by Ordinary Resolution fill the office being vacated by electing thereto the retiring Director or some other person eligible for appointment. In default the retiring Director shall be deemed to have been re-elected except in any of the following cases:*

- *(a) where at such meeting it is expressly resolved not to fill such office or a resolution for the reelection of such Director is put to the meeting and lost;*
- *(b) where such Director has given notice in writing to the Company that he is unwilling to be re-elected;*
- *(c) where the default is due to the moving of a resolution in contravention of the next following Article; or*
- *(d) where such Director has attained any retiring age applicable to him as Director.*

*The retirement shall not have effect until the conclusion of the meeting except where a resolution is passed to elect some other person in the place of the retiring Director or a resolution for his re-election is put to the meeting and lost and accordingly a retiring Director who is re-elected or deemed to have been reelected will continue in office without a break.*

Proposed Alterations to Existing Article 95

By deleting Article 95 in its entirety and substituting therefor the following:

95. The Company at the meeting at which a Director retires under any provision of these presents may by Ordinary Resolution fill the office being vacated by electing thereto the retiring Director or some other person eligible for appointment. In default the retiring Director shall be deemed to have been re-elected except in any of the following cases:

- (a) where at such meeting it is expressly resolved not to fill such office or a resolution for the reelection of such Director is put to the meeting and lost;
- (b) where such Director is disqualified under the Act from holding office as a Director or has given notice in writing to the Company that he is unwilling to be reelected;
- (c) where the default is due to the moving of a resolution in contravention of the next following Article; or

(d) where such Director has attained any retiring age applicable to him as Director.

The retirement shall not have effect until the conclusion of the meeting except where a resolution is passed to elect some other person in the place of the retiring Director or a resolution for his re-election is put to the meeting and lost and accordingly a retiring Director who is re-elected or deemed to have been re-elected will continue in office without a break.

**27. <u>EXISTING ARTICLE 112</u>**

*112. The business and affairs of the Company shall be managed by the Directors, who may exercise all such powers of the Company as are not by the Statutes or by these presents required to be exercised by the Company in General Meeting, subject nevertheless to any regulations of these presents, to the provisions of the Statutes and to such regulations, being not inconsistent with the aforesaid regulations or provisions, as may be prescribed by Special Resolution of the Company, but no regulation so made by the Company shall invalidate any prior act of the Directors which would have been valid if such regulation had not been made; Provided that the Directors shall not carry into effect any proposals for selling or disposing of the whole or substantially the whole of the Company's undertaking unless such proposals have been approved by the Company in General Meeting. The general powers given by this Article shall not be limited or restricted by any special authority or power given to the Directors by any other Article.*

**<u>Proposed Alterations to Existing Article 112</u>**

By deleting Article 112 in its entirety and substituting therefor the following:

112. The business and affairs of the Company shall be managed by the Directors, who may exercise all such powers of the Company as are not by the Statutes or by these presents required to be exercised by the Company in General Meeting<u>.</u>~~, subject nevertheless to any regulations of these presents, to the provisions of the Statutes and to such regulations, being not inconsistent with the aforesaid regulations or provisions, as may be prescribed by Special Resolution of the Company, but no regulation so made by the Company shall invalidate any prior act of the Directors which would have been valid if such regulation had not been made; Provided that t~~<u>T</u>he Directors shall not carry into effect any proposals for selling or disposing of the whole or substantially the whole of the Company's undertaking unless such proposals have been approved by the Company in General Meeting. The general powers given by this Article shall not be limited or restricted by any special authority or power given to the Directors by any other Article.

**28. <u>EXISTING ARTICLE 122</u>**

*122. The Directors may from time to time set aside out of the profits of the Company and carry to reserve such sums as they think proper which, at the discretion of the Directors, shall be applicable for any purpose to which the profits of the Company may properly be applied and pending such application may either be employed in the business of the Company or be invested. The Directors may divide the reserve into such special funds as they think fit and may consolidate into one fund any special funds or any parts of any special funds into which the reserve may have been divided. The Directors may also, without placing the same to reserve, carry forward any profits. In carrying sums to reserve and in applying the same the Directors shall comply with the provisions of the Statutes.*

**<u>Proposed Alterations to Existing Article 122</u>**

By deleting Article 122 in its entirety and substituting therefor the following:

122. The Directors may from time to time set aside out of the profits of the Company and carry to reserve such sums as they think proper which, at the discretion of the Directors, shall be applicable for any purpose to which the profits of the Company may properly be applied and pending such application may either be employed in the business of the Company or be invested.

The Directors may divide the reserve into such special funds as they think fit and may consolidate into one fund any special funds or any parts of any special funds into which the reserve may have been divided. The Directors may also, without placing the same to reserve, carry forward any profits. In carrying sums to reserve and in applying the same the Directors shall comply with the provisions (if any) of the Statutes.

**29. EXISTING ARTICLE 125**

*125. Unless and to the extent that the rights attached to any shares or the terms of issue thereof otherwise provide, all dividends shall (as regards any shares not fully paid throughout the period in respect of which the dividend is paid) be apportioned and paid pro rata according to the amounts paid on the shares during any portion or portions of the period in respect of which the dividend is paid. For the purposes of this Article no amount paid on a share in advance of calls shall be treated as paid on the share.*

**Proposed Alterations to Existing Article 125**

By deleting Article 125 in its entirety and substituting therefor the following:

125. Subject to any rights or restrictions attached to any shares or class of shares and except as otherwise permitted under the Act:

(a) all dividends in respect of shares must be paid in proportion to the number of shares held by a member but where shares are partly paid all dividends must be apportioned and paid proportionately to the amounts paid or credited as paid on the partly paid shares; and

(b) all dividends must be apportioned and paid proportionately to the amounts so paid or credited as paid during any portion or portions of the period in respect of which the dividend is paid.

For the purposes of this Article, an amount paid or credited as paid on a share in advance of a call is to be ignored.

**30. New Article 129A**

New Article 129A shall be inserted immediately after Article 129 as follows:

129A. The payment by the Directors of any unclaimed dividends or other moneys payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect thereof. All dividends and other moneys payable on or in respect of a share that are unclaimed after first becoming payable may be invested or otherwise made use of by the Directors for the benefit of the Company and any dividend or any such moneys unclaimed after a period of six years from the date they are first payable may be forfeited and if so shall revert to the Company but the Directors may at any time thereafter at their absolute discretion annul any such forfeiture and pay the moneys so forfeited to the person entitled thereto prior to the forfeiture. If the Depository returns any such dividend or moneys to the Company, the relevant Depositor shall not have any right or claim in respect of such dividend or moneys against the Company if a period of six years has elapsed from the date of the declaration of such dividend or the date on which such other moneys are first payable.

## 31. EXISTING HEADNOTE "CAPITALISATION OF PROFITS AND RESERVES" AND ARTICLE 134

### *CAPITALISATION OF PROFITS AND RESERVES*

*134. (A) The Directors may, with the sanction of an Ordinary Resolution of the Company (including any Ordinary Resolution passed pursuant to Article 8(B)), capitalise any sum standing to the credit of any of the Company's reserve accounts (including Share Premium Account, Capital Redemption Reserve Fund or other undistributable reserve) or any sum standing to the credit of profit and loss account by appropriating such sum to the persons registered as holders of shares in the Register of Members or (as the case may be) in the Depository Register at the close of business on the date of the Resolution (or such other date as may be specified therein or determined as therein provided) or (in the case of an Ordinary Resolution passed pursuant to Article 8(B)) such other date as may be determined by the Directors in proportion to their then holdings of shares and applying such sum on their behalf in paying up in full unissued shares (or, subject to any special rights previously conferred on any shares or class of shares for the time being issued, unissued shares of any other class not being redeemable shares) for allotment and distribution credited as fully paid up to and amongst them as bonus shares in the proportion aforesaid. The Directors may do all acts and things considered necessary or expedient to give effect to any such capitalisation, with full power to the Directors to make such provisions as they think fit for any fractional entitlements which would arise on the basis aforesaid (including provisions whereby fractional entitlements are disregarded or the benefit thereof accrues to the Company rather than to the members concerned). The Directors may authorise any person to enter on behalf of all the members interested into an agreement with the Company providing for any such capitalisation and matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned.*

*(B) In addition and without prejudice to the power to capitalise profits and other moneys provided for by Article 134(A), the Directors shall have power to capitalise any undivided profits or other moneys of the Company not required for the payment or provision of any dividend on any shares entitled to cumulative or non-cumulative preferential dividends (including profits or other moneys carried and standing to any reserve or reserves) and to apply such profits or other moneys in paying up in full at par unissued shares on terms that such shares shall, upon issue, be held by or for the benefit of participants of any share incentive or option scheme or plan implemented by the Company and approved by shareholders in General Meeting in such manner and on such terms as the Directors shall think fit.*

**Proposed Alterations to Existing Headnote and Existing Article 134**

By deleting the headnote "CAPITALISATION OF PROFITS AND RESERVES" and Article 134 in their entirety and substituting therefor the following:

### BONUS ISSUES AND CAPITALISATION OF PROFITS AND RESERVES

134. (A) The Directors may, with the sanction of an Ordinary Resolution of the Company (including any Ordinary Resolution passed pursuant to Article 8(B)), :

(a) issue bonus shares for which no consideration is payable to the Company to the persons registered as holders of shares in the Register of Members or (as the case may be) in the Depository Register at the close of business on:

(i) the date of the Ordinary Resolution (or such other date as may be specified therein or determined as therein provided); or

(ii) (in the case of an Ordinary Resolution passed pursuant to Article 8(B)) such other date as may be determined by the Directors,

in proportion to their then holdings of shares; and/or

(b) capitalise any sum standing to the credit of any of the Company's reserve accounts (including Share Premium Account, Capital Redemption Reserve Fund or other undistributable reserve) or any sum standing to the credit of profit and loss account by appropriating such sum to the persons registered as holders of shares in the Register of Members or (as the case may be) in the Depository Register at the close of business on:

(i) the date of the Ordinary Resolution (or such other date as may be specified therein or determined as therein provided); or

(ii) (in the case of an Ordinary Resolution passed pursuant to Article 8(B)) such other date as may be determined by the Directors,

in proportion to their then holdings of shares and applying such sum on their behalf in paying up in full unissued shares (or, subject to any special rights previously conferred on any shares or class of shares for the time being issued, unissued shares of any other class not being redeemable shares) for allotment and distribution credited as fully paid up to and amongst them as bonus shares in the proportion aforesaid. The Directors may do all acts and things considered necessary or expedient to give effect to any such capitalisation, with full power to the Directors to make such provisions as they think fit for any fractional entitlements which would arise on the basis aforesaid (including provisions whereby fractional entitlements are disregarded or the benefit thereof accrues to the Company rather than to the members concerned). The Directors may authorise any person to enter on behalf of all the members interested into an agreement with the Company providing for any such capitalisation and matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned.

(B) The Directors may do all acts and things considered necessary or expedient to give effect to any such bonus issue and/or capitalisation under Article 134(A), with full power to the Directors to make such provisions as they think fit for any fractional entitlements which would arise on the basis aforesaid (including provisions whereby fractional entitlements are disregarded or the benefit thereof accrues to the Company rather than to the members concerned). The Directors may authorise any person to enter on behalf of all the members interested into an agreement with the Company providing for any such bonus issue or capitalisation and matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned

(B)(C) In addition and without prejudice to the powers to capitalise profits and other moneys provided for by Article 134(A), the Directors shall have power to issue shares for which no consideration is payable and/or to capitalise any undivided profits or other moneys of the Company not required for the payment or provision of any dividend on any shares entitled to cumulative or non-cumulative preferential dividends (including profits or other moneys carried and standing to any reserve or reserves) and to apply such profits or other moneys in paying up in full at par unissued shares, in each case on terms that such shares shall, upon issue, be held by or for the benefit of participants of any share incentive or option scheme or plan implemented by the Company and approved by shareholders in General Meeting in such manner and on such terms as the Directors shall think fit.

**32. EXISTING ARTICLE 136**

*136. In accordance with the provisions of the Act, the Directors shall cause to be prepared and to be laid before the Company in General Meeting such profit and loss accounts, balance sheets, group accounts (if any) and reports as may be necessary. The interval between the close of a financial year of the Company and the issue of accounts relating thereto shall not exceed five months.*

**Proposed Alterations to Existing Article 136**

By deleting Article 136 in its entirety and substituting therefor the following:

136. In accordance with the provisions of the Act, the Directors shall cause to be prepared and to be laid before the Company in General Meeting such profit and loss accounts, balance sheets, group accounts (if any) and reports as may be necessary. The interval between the close of a financial year of the Company and the ~~issue of accounts relating thereto~~ date of the Company's Annual General Meeting shall not exceed ~~five~~ four months.

**33. NEW ARTICLE 140A**

New Article 140A is proposed to be inserted immediately after Article 140 as follows:

140A. Without prejudice to the provisions of Article 140, any notice or document (including, without limitations, any accounts, balance-sheet or report) which is required or permitted to be given, sent or served under the Act or under these presents by the Company, or by the Directors, to a member or an officer or Auditor of the Company may be given, sent or served using electronic communications to the current address of that person in accordance with the provisions of, or as otherwise provided by, the Statutes and/or any other applicable regulations or procedures. Such notice or document shall be deemed to have been duly given, sent or served upon transmission of the electronic communication to the current address of such person or as otherwise provided under the Statutes and/or any other applicable regulations or procedures.

**34. EXISTING ARTICLE 142**

*142. A person entitled to a share in consequence of the death or bankruptcy of a member upon supplying to the Company such evidence as the Directors may reasonably require to show his title to the share, and upon supplying also to the Company or (as the case may be) the Depository an address within Singapore for the service of notices, shall be entitled to have served upon or delivered to him at such address any notice or document to which the member but for his death or bankruptcy would have been entitled, and such service or delivery shall for all purposes be deemed a sufficient service or delivery of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share. Save as aforesaid any notice or document delivered or sent by post to or left at the address of any member in pursuance of these presents shall, notwithstanding that such member be then dead or bankrupt or in liquidation, and whether or not the Company shall have notice of his death or bankruptcy or liquidation, be deemed to have been duly served or delivered in respect of any share registered in the name of such member in the Register of Members or, where such member is a Depositor, entered against his name in the Depository Register as sole or firstnamed joint holder.*

**Proposed Alterations to Existing Article 142**

By deleting Article 142 in its entirety and substituting therefor the following:

142. A person entitled to a share in consequence of the death or bankruptcy of a member upon supplying to the Company such evidence as the Directors may reasonably require to show his title

to the share, and upon supplying also to the Company or (as the case may be) the Depository an address within Singapore for the service of notices, shall be entitled to have served upon or delivered to him at such address any notice or document to which the member but for his death or bankruptcy would have been entitled, and such service or delivery shall for all purposes be deemed a sufficient service or delivery of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share. Save as aforesaid any notice or document delivered or sent by post to or left at the address of any member or given, sent or served to any member using electronic communications in pursuance of these presents shall, notwithstanding that such member be then dead or bankrupt or in liquidation, and whether or not the Company shall have notice of his death or bankruptcy or liquidation, be deemed to have been duly served or delivered in respect of any share registered in the name of such member in the Register of Members or, where such member is a Depositor, entered against his name in the Depository Register as sole or firstnamed joint holder.

# SEMBCORP INDUSTRIES LTD

(Incorporated in the Republic of Singapore)
Company Registration No. 199802418D

## NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of SembCorp Industries Ltd (the "**Company**") will be held at The Theatrette, 60 Admiralty Road West, Singapore 759947 on 27 April 2006 at 11.20 a.m. (or as soon thereafter following the conclusion or adjournment of the Eighth Annual General Meeting of the Company to be held at 11.00 a.m. on the same day and at the same place) for the purpose of considering and, if thought fit, passing with or without modifications, the following Resolutions, of which Resolutions 1 and 3 will be proposed as Ordinary Resolutions and Resolution 2 will be proposed as a Special Resolution:

**Resolution 1: Ordinary Resolution**
**The Proposed Renewal of the Shareholders Mandate**

THAT:

(1) approval be and is hereby given, for the purposes of Chapter 9 of the Listing Manual ("**Chapter 9**") of the SGX-ST, for the Company, its subsidiaries and associated companies that are entities at risk (as that term is used in Chapter 9), or any of them, to enter into any of the transactions falling within the types of interested person transactions described in Appendix 1 to the Circular to Shareholders dated 3 April 2006 (the "**Circular**") with any party who is of the class of interested persons described in Appendix 1 to the Circular, provided that such transactions are made on normal commercial terms and in accordance with the review procedures for such interested person transactions;

(2) the approval given in paragraph (1) above (the "**Shareholders Mandate**") shall, unless revoked or varied by the Company in general meeting, continue in force until the conclusion of the next Annual General Meeting of the Company; and

(3) the Directors of the Company be and are hereby authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary or in the interests of the Company to give effect to the Shareholders Mandate and/or this Resolution.

**Resolution 2: Special Resolution**
**The Proposed Alterations to the Articles of Association**

THAT:

(1) Articles 2, 4, 5(A), 6(A), 8(A), 8(B), 9, 10, 14, 16, 18, 20(C), 21, 24, 27, 39(B), 47, 48, 49, 52, 57, 62, 66, 95, 112, 122, 125, 134, 136 and 142 of the Articles of Association of the Company (the "**Articles**") and the headnote "CAPITALISATION OF PROFITS AND RESERVES" shall be altered;

(2) new Articles 5A, 129A and 140A and new headnotes "TREASURY SHARES" and "BONUS ISSUES AND CAPITALISATION OF PROFITS AND RESERVES" shall be included in the Articles; and

(3) Articles 3 and 7 and the headnote "SHARE CAPITAL" before Article 3 shall be deleted in their entirety,

in the manner as set out in Appendix 2 to the Circular.

**Resolution 3: Ordinary Resolution**
**The Proposed Adoption of the Share Purchase Mandate**

THAT:

(1) for the purposes of Sections 76C and 76E of the Companies Act, Chapter 50 of Singapore (the "**Companies Act**"), the exercise by the Directors of the Company of all the powers of the Company to purchase or otherwise acquire issued ordinary shares in the capital of the Company (the "**Shares**") not exceeding in aggregate the Maximum Limit (as hereafter defined), at such price or prices as may be determined by the Directors from time to time up to the Maximum Price (as hereafter defined), whether by way of:

(a) market purchase(s) on the Singapore Exchange Securities Trading Limited (the "**SGX-ST**"); and/or

(b) off-market purchase(s) (if effected otherwise than on the SGX-ST) in accordance with any equal access scheme(s) as may be determined or formulated by the Directors as they consider fit, which scheme(s) shall satisfy all the conditions prescribed by the Companies Act,

and otherwise in accordance with all other laws and regulations and rules of the SGX-ST as may for the time being be applicable, be and is hereby authorised and approved generally and unconditionally (the "**Share Purchase Mandate**");

(2) unless varied or revoked by the Company in general meeting, the authority conferred on the Directors of the Company pursuant to the Share Purchase Mandate may be exercised by the Directors at any time and from time to time during the period commencing from the date of the passing of this Resolution and expiring on the earlier of:

(a) the date on which the next Annual General Meeting of the Company is held; and

(b) the date by which the next Annual General Meeting of the Company is required by law to be held;

(3) in this Resolution:

"**Average Closing Price**" means the average of the last dealt prices of a Share for the five consecutive trading days on which the Shares are transacted on the SGX-ST immediately preceding the date of market purchase by the Company or, as the case may be, the date of the making of the offer pursuant to the off-market purchase, and deemed to be adjusted in accordance with the listing rules of the SGX-ST for any corporate action which occurs after the relevant five day period;

"**date of the making of the offer**" means the date on which the Company makes an offer for the purchase or acquisition of Shares from holders of Shares, stating therein the relevant terms of the equal access scheme for effecting the off-market purchase;

"**Maximum Limit**" means that number of issued Shares representing 10% of the total number of issued Shares as at the date of the passing of this Resolution (excluding any Shares which are held as treasury shares as at that date); and

"**Maximum Price**", in relation to a Share to be purchased or acquired, means the purchase price (excluding brokerage, commission, applicable goods and services tax and other related expenses) which shall not exceed:

(a) in the case of a market purchase of a Share, 105% of the Average Closing Price of the Shares; and

(b) in the case of an off-market purchase of a Share pursuant to an equal access scheme, 110% of the Average Closing Price of the Shares; and

(4) the Directors of the Company and/or any of them be and are hereby authorised to complete and do all such acts and things (including executing such documents as may be required) as they and/or he may consider expedient or necessary to give effect to the transactions contemplated and/or authorised by this Resolution.

By Order of the Board

Kwong Sook May (Ms)
*Company Secretary*
Singapore

3 April 2006

**Notes:**

(1) A shareholder of the Company entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint not more than two proxies to attend and vote in his stead. A proxy need not be a shareholder of the Company.

(2) The instrument appointing a proxy must be deposited at the registered office of the Company at 30 Hill Street #05-04, Singapore 179360 not less than 48 hours before the time of the Extraordinary General Meeting.

(3) The Company intends to use its internal sources of funds to finance the purchase or acquisition of its Shares. The amount of financing required for the Company to purchase or acquire its Shares, and the impact on the Company's financial position, cannot be ascertained as at the date of this Notice as these will depend on the number of Shares purchased or acquired and the price at which such Shares were purchased or acquired and whether the Shares purchased or acquired are held in treasury or cancelled.

Based on the existing issued Shares as at 15 March 2006 (the "**Latest Practicable Date**"), the purchase by the Company of 10% of its issued Shares will result in the purchase or acquisition of 174,994,429 Shares.

In the case of market purchases by the Company and assuming that the Company purchases or acquires the 174,994,429 Shares at the Maximum Price of S$3.43 for one Share (being the price equivalent to 105% of the average of the closing market prices of the Shares for the five consecutive market days on which the Shares were traded on the SGX-ST immediately preceding the Latest Practicable Date), the maximum amount of funds required for the purchase or acquisition of the 174,994,429 Shares is S$600,230,891.

In the case of off-market purchases by the Company and assuming that the Company purchases or acquires the 174,994,429 Shares at the Maximum Price of S$3.60 for one Share (being the price equivalent to 110% of the average of the closing market prices of the Shares for the five consecutive market days on which the Shares were traded on the SGX-ST immediately preceding the Latest Practicable Date), the maximum amount of funds required for the purchase or acquisition of the 174,994,429 Shares is S$629,979,944 .

The financial effects of the purchase or acquisition of such Shares by the Company pursuant to the proposed Share Purchase Mandate on the audited financial statements of the Group for the financial year ended 31 December 2005 based on these assumptions are set out in paragraph 4.7 of the Circular.

**SEMBCORP INDUSTRIES LTD**
(Incorporated in the Republic of Singapore)
Company Registration No. 199802418D

**Proxy Form**

**IMPORTANT:**
1. For investors who have used their CPF moneys to buy shares in the capital of SembCorp Industries Ltd, this Circular is forwarded to them at the request of their CPF Approved Nominees and is sent FOR INFORMATION ONLY.
2. This Proxy Form is not valid for use by such CPF Investors and shall be ineffective for all intents and purposes if used or purported to be used by them.

I/We ______________________________ *(Name)*

of ______________________________ *(Address)*

being a member/members of the abovenamed Company, hereby appoint

| Name | Address | NRIC/ Passport Number | Proportion of Shareholdings (%) |
|---|---|---|---|
| | | | |

and/or (delete as appropriate)

| | | | |
|---|---|---|---|
| | | | |

as my/our proxy/proxies to attend and to vote for me/us on my/our behalf and, if necessary, to demand a poll, at the Extraordinary General Meeting of the Company to be held on 27 April 2006 at The Theatrette, 60 Admiralty Road West, Singapore 759947, at 11.20 a.m. (or as soon thereafter following the conclusion or adjournment of the Eighth Annual General Meeting of the Company to be held at 11.00 a.m. on the same day and at the same place) and at any adjournment thereof.

(Please indicate with an "X" in the spaces provided whether you wish your vote(s) to be cast for or against the Special and Ordinary Resolutions as set out in the Notice of Extraordinary General Meeting. In the absence of specific directions, the proxy/proxies will vote or abstain as he/they may think fit, as he/they will on any other matter arising at the Extraordinary General Meeting.)

| | **For** | **Against** |
|---|---|---|
| **Resolution 1: Ordinary Resolution**<br>To approve the proposed renewal of the Shareholders Mandate. | | |
| **Resolution 2: Special Resolution**<br>To approve the proposed alterations to the Articles of Association. | | |
| **Resolution 3: Ordinary Resolution**<br>To approve the proposed adoption of the Share Purchase Mandate. | | |

| Total number of Shares held |
|---|
| |

Dated this __________ day of __________ 2006

Total Number of Shares held

Signature(s) of Member(s) or Common Seal
**IMPORTANT: PLEASE READ NOTES OVERLEAF**

1. Please insert the total number of Shares held by you. If you have Shares entered against your name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50 of Singapore), you should insert that number of Shares. If you have Shares registered in your name in the Register of Members, you should insert that number of Shares. If you have Shares entered against your name in the Depository Register and Shares registered in your name in the Register of Members, you should insert the aggregate number of Shares entered against your name in the Depository Register and registered in your name in the Register of Members. If no number is inserted, the instrument appointing a proxy or proxies shall be deemed to relate to all the Shares held by you.
2. A member of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint one or two proxies to attend and vote instead of him. A proxy need not be a member of the Company.
3. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.
4. The instrument appointing a proxy or proxies must be deposited at the registered office of the Company at 30 Hill Street #05-04, Singapore 179360 not less than 48 hours before the time appointed for the Extraordinary General Meeting.
5. The instrument appointing a proxy or proxies must be under the hand of the appointor or of his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed either under its seal or under the hand of an officer or attorney duly authorised.
6. A corporation which is a member may authorise by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the Extraordinary General Meeting, in accordance with Section 179 of the Companies Act, Chapter 50 of Singapore.

General:
The Company shall be entitled to reject the instrument appointing a proxy or proxies if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument appointing a proxy or proxies. In addition, in the case of Shares entered in the Depository Register, the Company may reject any instrument appointing a proxy or proxies lodged if the member, being the appointor, is not shown to have Shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the Extraordinary General Meeting, as certified by The Central Depository (Pte) Limited to the Company.

*1st fold here*

Please affix postage stamp

*The Company Secretary*

**SEMBCORP INDUSTRIES LTD**

30 Hill Street #05-04

Singapore 179360

*2nd fold here*

*3rd fold here and seal*